As filed with the Securities and Exchange Commission on August 14, 1997.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

                                                            ----
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    /_X__/
                                                            ----
         Pre-Effective Amendment No. __                    /____/
                                                            ----
         Post-Effective Amendment No. ___                  /____/

                        (Check appropriate box or boxes)

                        JOHN HANCOCK INVESTMENT TRUST III
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

             101 Huntington Avenue, Boston, Massachusetts 02199-7603
--------------------------------------------------------------------------------
                (Address of principal executive office) Zip Code

                                 (617) 375-1700
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)

                              Susan S. Newton, Esq.
                           John Hancock Advisers, Inc.
                              101 Huntington Avenue
                                Boston, MA 02199
--------------------------------------------------------------------------------
                     (Name and address of agent for service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. This Registration Statement relates to shares previously registered on Form N-1A (File Nos. 33-4559 and 811-4630).

It is proposed that this filing will become effective on September 13, 1997 pursuant to Rule 488 under the Securities Act of 1933.

                        JOHN HANCOCK INVESTMENT TRUST III

                              CROSS-REFERENCE SHEET

                           Items Required by Form N-14

PART A
------

Item No.                   Item Caption                                         Prospectus Caption
--------                   ------------                                         ------------------
   1.                      Beginning of Registration                            COVER PAGE OF REGISTRATION
                           Statement and Outside Front                          STATEMENT; FRONT COVER PAGE OF
                           Cover Page of Prospectus                             PROSPECTUS

   2.                      Beginning and Outside Back                           TABLE OF CONTENTS
                           Cover Page of Prospectus

   3.                      Synopsis and Risk Factors                            SUMMARY; INVESTMENT RISKS

   4.                      Information About the                                INTRODUCTION; SUMMARY; INVESTMENT
                           Transaction                                          RISKS; INFORMATION CONCERNING THE
                                                                                MEETING; PROPOSAL TO APPROVE THE
                                                                                AGREEMENT AND PLAN OF REORGANIZATION;
                                                                                CAPITALIZATION

   5.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Registrant                                           SUMMARY; ADDITIONAL INFORMATION ABOUT
                                                                                THE FUNDS' BUSINESSES

   6.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Company Being Acquired                               SUMMARY; ADDITIONAL INFORMATION ABOUT
                                                                                THE FUNDS' BUSINESSES

   7.                      Voting Information                                   PROSPECTUS COVER PAGE; NOTICE OF
                                                                                SPECIAL MEETING OF SHAREHOLDERS;
                                                                                SUMMARY; INFORMATION CONCERNING
                                                                                THE MEETING; VOTING RIGHTS AND
                                                                                REQUIRED VOTE

   8.                      Interest of Certain Persons                          EXPERTS
                           and Experts

   9.                      Additional Information                               NOT APPLICABLE
                           Required for Reoffering by
                           Persons Deemed to be
                           Underwriters


PART B
------
                                                                                Caption in Statement of
Item No.                   Item Caption                                         Additional Information
--------                   ------------                                         ----------------------

  10.                      Cover Page                                           COVER PAGE

  11.                      Table of Contents                                    TABLE OF CONTENTS

  12.                      Additional Information                               ADDITIONAL INFORMATION ABOUT
                           About the Registrant                                 GROWTH FUND

  13.                      Additional Information About                         ADDITIONAL INFORMATION ABOUT
                           the Company Being Acquired                           DISCIPLINED GROWTH FUND

  14.                      Financial Statements                                 ADDITIONAL INFORMATION ABOUT GROWTH
                                                                                FUND; ADDITIONAL INFORMATION ABOUT
                                                                                DISCIPLINED GROWTH FUND; PRO FORMA
                                                                                COMBINED FINANCIAL STATEMENTS
PART C
------

Item No.               Item Caption
--------               ------------

  15.                      Indemnification                                      INDEMNIFICATION

  16.                      Exhibits                                             EXHIBITS

  17.                      Undertakings                                         UNDERTAKINGS


                                                       September 22, 1997



Dear Fellow Shareholder:

I am writing to ask for your vote on an important matter that will affect your investment in the John Hancock Disciplined Growth Fund.

You may be aware that in addition to your Fund, John Hancock Funds offers a similar growth-oriented fund called the John Hancock Growth Fund. This Fund, investing primarily in stocks of large, established companies, has the same long-term capital appreciation investment objective as yours while having a larger asset base.

After careful consideration, your Fund's Trustees have unanimously recommended merging your Fund into the John Hancock Growth Fund to offer you the same investment objective with lower operating expenses. This proposed merger is detailed in the enclosed proxy statement and summarized in the questions and answers on the following page. I suggest you read both thoroughly prior to voting.

Your Vote Makes a Difference!
No matter what the size of your investment may be, your vote is critical. I urge you to review the enclosed materials and to complete, sign and return the enclosed proxy ballot to us immediately. Your prompt response will help avoid the need for additional mailings at your Fund's expense. For your convenience, we have provided a postage-paid envelope.

If you have any questions or need additional information, please contact your investment professional or call your Customer Service Representative at 1-800-225-5291, Monday through Friday, between 8:00 A.M. and 8:00 P.M. Eastern Time. I thank you for your prompt vote on this matter.



                                                       Sincerely,



                                                       Edward J. Boudreau, Jr.
                                                       Chairman and CEO

Q: What are the benefits of merging the Disciplined Growth Fund into the Growth Fund?

A: The Growth Fund is more widely recognized in the mutual fund marketplace than your Fund, which has made it more difficult for your Fund to raise assets and reduce expenses. Your Trustees firmly believe this merger will allow you to continue investing for long-term capital appreciation at a lower expense.

The Growth Fund's larger assets after the merger, $430 million compared to Disciplined Growth's $121 million, should allow for lower operating expenses than your Fund's. Following the merger, annual fees are projected to be 1.44% for Class A shareholders, down from 1.49%; and 2.14% for Class B shareholders, down from 2.19%. Expected lower expenses should help to keep more of your money invested, which often helps to bolster an investment's total return over time.

Q: How does the Growth Fund's strategy compare with that of the Disciplined Growth Fund?

A: Both funds seek long-term capital appreciation through investments in stocks that the management team believes have above-average earnings growth potential. Although the Growth Fund may invest in companies of any size, it has historically invested in larger, more established companies. As you know, your Fund also typically focuses on stocks of large companies, but may also invest in stocks of medium-sized companies.

Q: How has the Growth Fund performed?

A: Although past performance does not necessarily guarantee future results, the Growth Fund has been a steady performer over its more than 28-year history. The Fund's Class A shares have posted average annual total returns of 9.04% over the past year, 19.98% over the past three years, 14.73 % over the past five years and 10.78% over the past ten years at public offering price as of June 30, 1997. Since the Fund's Class B shares were first offered to the public on January 3, 1994, they have compiled an average annual total return of 12.37% and 8.93% over the past year.* To review the Growth Fund in more detail, please refer to the John Hancock Growth Funds prospectus and the Growth Fund's most recent annual and semiannual reports, all of which are enclosed.

Q: How do I vote?

A: Most shareholders typically vote by completing, signing and returning the enclosed proxy card using the postage-paid envelope provided. If you prefer to vote in person, you are cordially invited to attend a meeting of shareholders of your Fund, which will be held at 9:00 A.M. on November 12, 1997 at our 101 Huntington Avenue headquarters in Boston, Massachusetts. If you vote now, you will help avoid further solicitations at your Fund's expense.

Q: How will the merger happen?

A: If the merger is approved, your Disciplined Growth Fund shares will be converted to Growth Fund shares, using the Funds' net asset value share prices excluding sales charges, at the close of trading on December 5, 1997. This conversion will not affect the total dollar value of your investment.

Q: Will the merger have tax consequences?

A: Although taxable dividends and capital gains will be paid prior to the merger, the merger itself is a non-taxable event and does not need to be reported on your 1997 tax return.

*Performance figures assume all distributions are reinvested and reflect a maximum sales charge on Class A shares of 5% and the applicable contingent deferred sales charge on Class B shares. The CDSC declines annually between years 1-6 according to the following schedule: 5, 4, 3, 3, 2, 1% . No sales charge will be assessed after the sixth year. The return and principal value of any mutual fund investment will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost.

                      JOHN HANCOCK DISCIPLINED GROWTH FUND
                 (a series of John Hancock Investment Trust II)
                             101 Huntington Avenue
                                Boston, MA 02199

                       NOTICE OF MEETING OF SHAREHOLDERS
                        SCHEDULED FOR NOVEMBER 12, 1997

This is the formal agenda for your fund's shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting, in case you want to attend in person.

To the shareholders of John Hancock Disciplined Growth Fund:

A meeting of shareholders of your fund will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time, to consider the following:

1. A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock Growth Fund. Under this Agreement your fund would transfer all of its assets to Growth Fund in exchange for shares of Growth Fund. These shares would be distributed proportionately to you and the other shareholders of your fund. Growth Fund would also assume your fund's liabilities. Your board of trustees recommends that you vote FOR this proposal.

2.       Any other business that may properly come before the meeting.


Shareholders of record as of the close of business on September 17, 1997 are entitled to vote at the meeting and any related follow-up meetings.

Whether or not you expect to attend the meeting, please complete and return the enclosed proxy card. If shareholders do not return their proxies in sufficient numbers, your fund will incur the cost of extra solicitations, which is indirectly borne by you and other shareholders.

                                             By order of the board of
                                             trustees,
                                             Susan S. Newton
                                             Secretary
September 22, 1997
350PX 9/97

                               PROXY STATEMENT OF
                      JOHN HANCOCK DISCIPLINED GROWTH FUND
                 (a series of John Hancock Investment Trust II)

                                 PROSPECTUS FOR
                         CLASS A AND CLASS B SHARES OF
                            JOHN HANCOCK GROWTH FUND
                (a series of John Hancock Investment Trust III)

This proxy statement and prospectus contains the information you should know before voting on the proposed reorganization of your fund into John Hancock Growth Fund. Please read it carefully and retain it for future reference.

How the Reorganization Will Work

     o Your fund will transfer all of its assets to Growth Fund. Growth Fund will assume your fund's liabilities.

     o Growth Fund will issue Class A shares in an amount equal to the value of your fund's Class A shares. These shares will be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date.

     o Growth Fund will issue Class B shares in an amount equal to the value of your fund's Class B shares. These shares will be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date.

     o    The reorganization will be tax-free.

     o Your fund will be liquidated and you will end up as a share holder of Growth Fund.

Shares of Growth Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Shares of Growth Fund have not been approved or disapproved by the Securities and Exchange Commission. The Securities and Exchange Commission has not passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Why Your Fund's Trustees are Recommending the Reorganization

The trustees of your fund believe that reorganizing your fund into a larger fund with similar investment policies would enable the shareholders of your fund to benefit from increased diversification, the ability to achieve better net prices on securities trades and economies of scale that could contribute to a lower expense ratio. Therefore, the trustees recommend that your fund's shareholders vote FOR the reorganization.

--------------------------------------------------------------------------------
Investment Objectives
--------------------------------------------------------------------------------
                         Disciplined Growth                   Growth
--------------------------------------------------------------------------------
Investment          Long-term growth of            Long-term capital
objective.          capital.  Moderate income is   appreciation.  Income is not
                    a secondary objective.         an objective.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Where to Get More Information
--------------------------------------------------------------------------------
Prospectus of your fund and Growth Fund   In the same envelope as this proxy
dated 3/1/97.                             statement and prospectus.
                                          Incorporated by reference into this
                                          proxy statement and
                                          prospectus.
-----------------------------------------
Growth Fund's annual and semi-
annual reports to shareholders.
--------------------------------------------------------------------------------
Your fund's annual and semi- annual       On file with the Securities and
reports to shareholders.                  Exchange Commission ("SEC") and
                                          available at no charge by calling
                                          1-800-225-5291.  Incorporated by
                                          reference into this proxy statement
                                          and prospectus.
-----------------------------------------
A statement of additional
information  dated  9/22/97.  It
contains  additional information about
your fund and Growth Fund.
--------------------------------------------------------------------------------
To ask questions about this proxy         Call our toll-free telephone
statement and prospectus.                 number: 1-800-225-5291
--------------------------------------------------------------------------------
     The date of this proxy statement and prospectus is September 22, 1997.

                               TABLE OF CONTENTS

                                                                           Page

INTRODUCTION                                                                5
SUMMARY                                                                     5
INVESTMENT RISKS                                                            18
PROPOSAL TO APPROVE AGREEMENT
 AND PLAN OF REORGANIZATION                                                 20
CAPITALIZATION                                                              27
ADDITIONAL INFORMATION ABOUT
 THE FUNDS' BUSINESSES                                                      28
BOARDS' EVALUATION AND RECOMMENDATION                                       29
VOTING RIGHTS AND REQUIRED VOTE                                             30
INFORMATION CONCERNING THE MEETING                                          30
OWNERSHIP OF SHARES OF THE FUNDS                                            33
EXPERTS                                                                     33
AVAILABLE INFORMATION                                                       33

                                    EXHIBITS

A - Agreement and Plan of Reorganization between John Hancock Disciplined Growth Fund and John Hancock Growth Fund (attached to this document).

                                  INTRODUCTION

This proxy statement and prospectus is being used by the board of trustees of your fund to solicit proxies to be voted at a special meeting of shareholders of your fund. This meeting will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time. The purpose of the meeting is to consider a proposal to approve an Agreement and Plan of Reorganization providing for the reorganization of your fund into John Hancock Growth Fund. This proxy statement and prospectus is being mailed to your fund's shareholders on or about September 22, 1997.

Who is Eligible to Vote?

Shareholders of record on September 17, 1997 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy, but do not fill in a vote, your shares will be voted to approve the Agreement and Plan of Reorganization. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

SUMMARY

The following is a summary of more complete information appearing later in this proxy statement. You should read the entire proxy statement, Exhibit A and the enclosed documents carefully because they contain details that are not in the summary.

Comparison of Disciplined Growth Fund to Growth Fund

------------------- ------------------------------ -----------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------ -----------------------------
Business:           Your fund is a diversified     Growth Fund is a
                    series of John Hancock         diversified series of John
                    Investment Trust II. The       Hancock Investment Trust
                    trust is an open-end           III.  The trust is an open-
                    investment company organized   end investment company
                    as a                           organized as a
                    Massachusetts business         Massachusetts business
                    trust.                         trust.
------------------- ------------------------------ -----------------------------
Net assets as of    $121.0 million.                $300.1 million.
April 30, 1997:
------------------- ------------------------------ -----------------------------
Investment          The Fund's investment          The Fund's investment
adviser and         adviser is John Hancock        adviser is John Hancock
portfolio           Advisers, Inc.  John Snyder,   Advisers, Inc.  Anurag
managers:           III and Jere Estes are the     Pandit, CFA, has led Growth
                    leaders of your fund's         Fund's portfolio management
                    portfolio management team.     team since January 1, 1997.
                    Mr. Snyder is an executive     A second vice president of
                    vice president of the          the adviser, Mr. Pandit has
                    adviser and has been a team    been a member of the
                    member since July 1992.  He    management team since
                    has been an investment         joining the adviser in April
                    manager since 1971.  Mr.       1996.  Mr. Pandit has been
                    Estes has been a part of       in the investment business
                    your fund's management team    since 1984.
                    since joining John Hancock
                    in July 1992. He has been in
                    the investment business
                    since 1967.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------
                        Disciplined Growth                   Growth
--------------------------------------------------------------------------------
Investment        Long-term growth of capital.   Long-term capital
objective:        Moderate income is a           appreciation.  Income is not
                  secondary objective.  These    an objective.  Growth Fund's
                  objectives cannot be changed   objective cannot be changed
                  without shareholder            without shareholder approval.
                  approval.
--------------------------------------------------------------------------------
Primary           At least 65% of assets in      The Fund may invest in common
investments:      common stocks, preferred       stocks, preferred stocks,
                  stocks, warrants and           warrants and convertible debt
                  convertible debt securities    securities of companies whose
                  of established, growing        operating earnings and
                  companies that have            revenues have grown more than
                  demonstrated superior          twice as fast as the gross
                  earnings growth and            domestic product for the past
                  stability.  Your fund also     five years.  Companies
                  looks for the following        selected generally have
                  characteristics:               positive operating earnings
                  predictability of earnings, a  growth for five consecutive
                  low level of debt, seasoned    years.  However, not all
                  management and a strong        stocks in the fund's portfolio
                  market position. Many of your  meet the above standards.
                  fund's investments are in
                  medium and large
                  capitalization companies.
--------------------------------------------------------------------------------
Investments in    For liquidity and              For liquidity and flexibility,
debt              flexibility, your fund may     Growth Fund may place up to
securities:       place up to 15% of net assets  35% of net assets in cash or
                  in cash or investment grade    investment grade short term
                  short term securities.  In     securities.  In abnormal
                  abnormal market conditions,    market conditions, it may
                  it may invest up to 80% in     invest more than 35% in these
                  these securities as a          securities as a defensive
                  defensive tactic.              tactic.  In addition, Growth
                                                 Fund may  invest  up to 5% of
                                                 net   assets  in   securities
                                                 rated (or equivalent to those
                                                 rated) below  BBB/Baa.  These
                                                 securities    are   generally
                                                 known as "junk bonds."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
------------------- ------------------------------ -----------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------ -----------------------------
Foreign             Your fund may invest up to     Growth Fund may invest up to
securities:         10% of assets in American      15% of assets in securities
                    Depository Receipts and        issued by
                    European Depository            foreign companies.
                    Receipts, but not in other
                    foreign securities.
------------------- ------------------------------------------------------------
Illiquid            Both funds may invest up to 15% of net assets in illiquid
securities:         securities.  This limitation does not apply to liquid Rule
                    144A securities, but does apply to other restricted
                    securities.
------------------- ------------------------------------------------------------
Financial futures   Both funds may, but typically do not, use financial
and related         futures, options on futures and options on securities and
options;            indices.  There are no percentage limits on the amount of
options on          fund assets that may be invested in these instruments.
securities and
indices:
------------------- ------------------------------ -----------------------------
Currency            Your fund may not enter into   Growth Fund may enter in
contracts:          currency contracts for any     currency contracts for
                    purpose.                       hedging, but not
                                                   speculative, purposes.
------------------- ------------------------------ -----------------------------
Short sales:        Your fund may not              Growth Fund may, but
                    engage in short sales.         typically does not, engage
                                                   in short sales.
------------------- ------------------------------------------------------------
When-issued and     Both funds may purchase when-issued securities and purchase
forward             or sell securities in forward commitment transactions.
commitment
transactions:
------------------- ------------------------------------------------------------
Short-term          Neither fund is subject to any limitations on short-term
trading:            trading.
------------------- ------------------------------------------------------------
Repurchase          Both funds may invest without limitation in repurchase
agreements:         agreements.
------------------- ------------------------------ -----------------------------
Securities          Your fund may lend portfolio   Growth Fund may lend
lending:            securities                     portfolio securities
                    representing up to 5% of       representing up to 33.3% of
                    assets.                        assets.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------ -----------------------------
Borrowing and       Your fund may temp- orarily    Your fund may temp- orarily
reverse             borrow from banks or through   borrow from banks or through
repurchase          reverse repurchase             reverse repurchase
agreements:         agreements for extraordinary   agreements for extraordinary
                    or emergency purposes. These   or emergency purposes. These
                    borrowings may not exceed 5%   borrowings may not exceed
                    of net assets.                 33.3% of total assets.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
CLASSES OF SHARES
--------------------------------------------------------------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------------------------------------
Class A             The   Class  A   shares   of  both   funds   have  the  same
shares:             characteristics and fee structure.
                    o    Class A shares are offered with front-end sales charges
                         ranging from 2% to 5% of each fund's offering price, depending on the amount invested.
                    o    There is no front-end  sales charge for  investments of
                         $1 million or more, but there is a contingent deferred sales charge ranging from 0.25% to 1.00% on shares sold within one year of purchase.
                    o    Investors  can combine  multiple  purchases  of Class A
                         shares to take advantage of breakpoints in the sales charge schedule.
                    o    Sales   charges  are  waived  for  the   categories  of
                         investors listed in the funds' prospectus.
                    o    Class A shares are subject to a 12b-1  distribution fee
                         equal to 0.30% annually of average net assets.
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------
Class B             The   Class  B   shares   of  both   funds   have  the  same
shares:             characteristics and fee structure.
                    o    Class B shares are offered  without a  front-end  sales
                         charge, but are subject to a contingent deferred sales charge (CDSC) if sold within six years after purchase. The CDSC ranges from 1.00% to 5.00% depending on how long they are held. No CDSC is imposed on shares held more than six years.
                    o    CDSCs are waived for the categories of investors listed
                         in the funds' prospectus.
                    o    Class B shares are  subject to 12b-1  distribution  and
                         service fees equal to 1.00% annually of average net assets.
------------------- ------------------------------------------------------------

--------------------------------------------------------------------------------
BUYING, SELLING AND EXCHANGING SHARES
------------------- ------------------------------------------------------------
                              Both Disciplined Growth and Growth Funds
------------------- ------------------------------------------------------------
Buying              The procedures for buying shares of both funds are
shares:             identical.  Investors may buy shares at their public
                    offering price through a financial representative or the
                    funds' transfer agent, John Hancock Signature Services,
                    Inc.  After September 17, 1997, investors will not be
                    allowed to open new accounts in your fund but can add to
                    existing accounts.
------------------- ------------------------------------------------------------
Minimum             The funds have the same initial investment minimums, which
initial             are $1,000 for non-retirement accounts and $250 for
Investments:        retirement accounts and group investments.
------------------- ------------------------------------------------------------
Exchanging          Shareholders  of both funds may exchange their shares at net
shares:             asset  value  with no sales  charge  for  shares of the same class of any other John Hancock fund.
------------------- ------------------------------------------------------------
Selling shares:     Shareholders of both funds may sell their shares by
                    submitting  a proper  written or  telephone  request to John
                    Hancock Signature Services, Inc.
------------------- ------------------------------------------------------------
Net asset           All purchases, exchanges and sales of each fund's shares are
value:              made at a price based on the next determined net asset value per share (NAV) of the fund. Both funds' NAVs are determined at the  close  of  regular  trading  on the New  York  Stock
                    Exchange, which is normally 4:00 p.m. Boston Time.
------------------- ------------------------------------------------------------


The Funds' Expenses

Shareholders of both funds pay various expenses, either directly or indirectly. The first two expense tables appearing below show the expenses for the twelve months ended April 30, 1997, adjusted to reflect any changes. Future expenses may be greater or less. The examples contained in each expense table show what you would pay if you invested $1,000 over the various time frames indicated. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The examples are for comparison purposes only and are not a representation of either fund's actual expenses or returns, either past or future.

DISCIPLINED GROWTH FUND

   Shareholder transaction expenses                          Class A    Class B
   Maximum sales charge imposed on purchases
   (as a percentage of offering price)                       5.00%      none
   Maximum sales charge imposed on
   reinvested dividends                                      none       none
   Maximum deferred sales charge                             none(1)    5.00%
   Redemption fee(2)                                         none       none
   Exchange fee                                              none       none


   Annual fund operating expenses                            Class A    Class B
   (as a % of average net assets)
   Management fee                                            0.75%      0.75%
   12b-1 fee(3)                                              0.30%      1.00%
   Other expenses                                            0.44%      0.44%
   Total fund operating expenses                             1.49%      2.19%

Example

Share class                           Year 1     Year 3     Year 5      Year 10
Class A shares                        $64        $95        $127        $219
Class B shares
Assuming redemption
at end of period                      $72        $99        $137        $235
Assuming no redemption                $22        $69        $117        $235

GROWTH FUND

   Shareholder transaction expenses                          Class A    Class B
   Maximum sales charge imposed on purchases
   (as a percentage of offering price)                       5.00%      none
   Maximum sales charge imposed on
   reinvested dividends                                      none       none
   Maximum deferred sales charge                             none(1)    5.00%
   Redemption fee(2)                                         none       none
   Exchange fee                                              none       none

   Annual fund operating expenses                            Class A    Class B
   (as a % of average net assets)
   Management fee                                            0.79%      0.79%
   12b-1 fee(3)                                              0.30%      1.00%
   Other expenses                                            0.36%      0.36%
   Total fund operating expenses                             1.45%      2.15%

Example
 Share class                          Year 1     Year 3     Year 5      Year 10
 Class A shares                       $64        $94        $125        $215
 Class B shares
 Assuming redemption
 at end of period                     $72        $97        $135        $231
 Assuming no redemption               $22        $67        $115        $231

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

Pro Forma Expense Tables

The board of trustees of another John Hancock fund, John Hancock Discovery Fund, has recommended that Discovery Fund also reorganize into Growth Fund. The reorganization of your fund with Growth Fund, however, does not depend upon whether the reorganization involving Discovery Fund occurs. Your trustees do not expect the total expenses paid by Growth Fund to increase if both reorganizations do occur.

The next two expense tables show the hypothetical ("pro forma") expenses of Growth Fund assuming (1) that a reorganization with your fund, but not John Hancock Discovery Fund, occurred on April 30, 1997 or (2) that a reorganization with both your fund and John Hancock Discovery Fund occurred on April 30, 1997. The expenses shown in both tables are based on fees and expenses incurred during the twelve months ended April 30, 1997. Growth Fund's actual expenses after the reorganization may be greater or less than those shown. The examples contained in each pro forma expense table show what you would pay on a $1,000 investment if the reorganization had occurred on April 30, 1997. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The pro forma examples are for comparison purposes only and are not a representation of Growth Fund's actual expenses or returns, either past or future.

GROWTH FUND (PRO FORMA)
(Assuming reorganization with Disciplined Growth Fund only)
  Shareholder transaction expenses                           Class A   Class B

  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                        5.00%     none
  Maximum sales charge imposed on
  reinvested dividends                                       none      none
  Maximum deferred sales charge                              none(1)   5.00%
  Redemption fee(2)                                          none      none
  Exchange fee                                               none      none
  Annual fund operating expenses
  (as a % of average net assets)                             Class A   Class B
  Management fee(3)                                          0.75%     0.75%
  12b-1 fee(4)                                               0.30%     1.00%
  Other expenses                                             0.37%     0.37%
  Total fund operating expenses                              1.42%     2.12%

Pro Forma Example
  Share class                          Year 1     Year 3     Year 5    Year 10
  Class A shares                       $64        $93        $124      $212
  Class B shares
  Assuming redemption
  at end of period                     $72        $96        $134      $227
  Assuming no redemption               $22        $66        $114      $227

GROWTH FUND (PRO FORMA)
(Assuming reorganization with both
Disciplined Growth Fund and Discovery Fund)
  Shareholder transaction expenses                           Class A   Class B

  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                        5.00%     none
  Maximum sales charge imposed on
  reinvested dividends                                       none      none
  Maximum deferred sales charge                              none(1)   5.00%
  Redemption fee(2)                                          none      none
  Exchange fee                                               none      none

  Annual fund operating expenses
  (as a % of average net assets)                             Class A   Class B

  Management fee(3)                                          0.75%     0.75%
  12b-1 fee(4)                                               0.30%     1.00%
  Other expenses                                             0.39%     0.39%
  Total fund operating expenses                              1.44%     2.14%

Pro Forma Example
  Share class                           Year 1     Year 3    Year 5    Year 10
  Class A shares                        $64        $93       $125      $214
  Class B shares
  Assuming redemption
  at end of period                      $72        $97       $135      $229
  Assuming no redemption                $22        $67       $115      $229

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) On September 9, 1997, the trustees of Growth Fund approved a reduction in the advisory fee rates paid by Growth Fund to take effect on the reorganization date. The pro forma management fees in the tables have been restated to reflect the lower fee rates.
(4) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

The Reorganization

     o The reorganization is scheduled to occur at 5:00 p.m., Eastern Time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Growth Fund. Growth Fund will assume your fund's liabilities. The net asset value of both funds will be computed as of 5:00 p.m., Eastern Time, on the reorganization date.

     o Growth Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. These shares will immediately be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Growth Fund.

     o Growth Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. These shares will immediately be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Growth Fund.

     o    After the reorganization is over, your fund will be terminated.

     o The reorganization will be tax-free and will not take place unless both funds receive a satisfactory opinion concerning the tax consequences of the reorganization from Hale and Dorr LLP, counsel to the funds.

Other Consequences of the Reorganization. If the reorganization had occurred on April 30, 1997, Growth Fund's Class A and Class B expense ratios would have been slightly lower than your fund's current Class A and Class B expense ratios.

Your fund pays, and Growth Fund will pay after the reorganization, monthly advisory fees equal to the following annual percentage of average daily net assets:

---------------------------------------------- ---------------- ----------------
                 Fund Asset                      Disciplined
                 Breakpoints                       Growth            Growth
---------------------------------------------- ---------------- ----------------
First $500 million                                  0.75%            0.75%
---------------------------------------------- ---------------- ----------------
Next $250 million                                   0.65%            0.75%
---------------------------------------------- ---------------- ----------------
Over $750 million                                   0.65%            0.70%
---------------------------------------------- ---------------- ----------------

Thus, at asset levels of up to $500 million, the advisory fee rates paid by your fund and Growth Fund would be the same. At asset levels between $500 million and $750 million, the advisory fee rate paid by Growth Fund would be 0.10% of assets higher than would have been paid by your fund at the same asset levels. For assets over $750 million this differential would be higher by 0.05% of assets. On the other hand, your fund's historical growth pattern suggests that its asset size probably would not have increased sufficiently in the near future to qualify for the 0.65% fee rate. Combining the assets of your fund and Growth Fund will enable Growth Fund to more quickly reach the next fee reduction breakpoint.

In addition, Growth Fund's other expenses of 0.36%, as well as its pro forma other expenses, are lower than your fund's other expenses of 0.44%. Consequently, Growth Fund's annual Class A and Class B expense ratios (equal to 1.45% and 2.15%, respectively, of average net assets) are slightly lower than your fund's expense ratios (equal to 1.49% and 2.19%, respectively, of average net assets). If the reorganization had occurred on April 30, 1997, Growth Fund's pro forma Class A and Class B expense ratios (equal to 1.42% and 2.12%, respectively, of average net assets) would also have been lower than your fund's expense ratios.

The following diagram shows how the reorganization would be carried out.

  Disciplined Growth          Disciplined Growth       Growth Fund receives
Fund transfers assets &             Fund's               assets & assumes
 liabilities to Global            assets and              liabilities of
        Fund                      liabilities           Disciplined Growth
                                                               Fund




  Class A          Class B                          Issues Class   Issues Class
shareholders     shareholders                        B Shares       A Shares


                         Your fund receives Growth Fund
                               Class B shares and
              distributes them to your fund's Class B shareholders



                         Your fund receives Growth Fund
                               Class A shares and
              distributes them to your fund's Class A shareholders



    [The above was represented as a diagram illustrating the reorganization]

                                INVESTMENT RISKS

The funds are exposed to various risks that could cause shareholders to lose money on their investments in the funds. The following table compares the risks affecting each fund.

------------------- ------------------------------ -----------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------------------------------------
Stock               As with any fund that invests primarily in stocks, the
market risk         value of each fund's portfolio will change in response to
                    stock market movements.
------------------- ------------------------------------------------------------
Credit risk         The debt securities held by    The debt securities held by
                    your fund are subject to the   your fund are subject to the
                    risk that the issuer of a      risk that the issuer of a
                    security will default or       security will default or
                    otherwise fail to meet its     otherwise fail to meet its
                    obligations.                   obligations.  This risk is
                                                   greater to the extent that
                                                   Growth Fund invests in junk
                                                   bonds.
------------------- ------------------------------ -----------------------------
Interest            A rise in interest rates       A rise in interest rates
rate risk           typically causes the value     typically causes the value
                    of debt securities to fall.    of debt securities to fall.
                    A fall in interest rates       A fall in interest rates
                    typically causes the value     typically causes the value
                    of debt securities to rise.    of debt securities to rise.
                                                   Interest rate risk may be
                                                   greater to the extent that
                                                   Growth Fund invests in junk
                                                   bonds.
------------------- ------------------------------ -----------------------------

------------------- ------------------------------ -----------------------------
                         Disciplined Growth                   Growth
------------------- ------------------------------ -----------------------------
Foreign             Your fund's investments in     Growth Fund's investments in
securities and      depository receipts for        foreign securities are
currency risks      foreign securities are         subject to the risks of
                    subject to the risks of        adverse foreign government
                    adverse foreign                actions, political
                    government actions,            instability or a lack of
                    political instability or a     adequate and accurate
                    lack of adequate and           information.  Also, currency
                    accurate information.  Also,   exchange rate movements
                    currency exchange rate         could reduce gains or create
                    movements could reduce gains   losses. These risks may be
                    or create losses.              greater for direct
                                                   investments in foreign
                                                   securities and
                                                   currency contracts than for
                                                   depository receipts.
------------------- ------------------------------------------------------------
Risks of            The funds' investments in restricted and illiquid
restricted and      securities may be difficult or impossible to sell at a
illiquid            desirable time or a fair price.  Restricted and illiquid
securities          securities also present a greater risk of inaccurate
                    valuation.
------------------- ------------------------------------------------------------
Risks of            Most derivative instruments involve leverage, which
derivative          increases market risks.  Leverage magnifies gains and
instruments,        losses on derivatives relative to changes in the value of
including           underlying assets.  If a derivative is used for hedging
financial           purposes, changes in the value of the derivative may not
futures,            match those of the hedged asset. Over the counter
options on          derivatives may be illiquid or hard to value accurately.
futures,            In addition, the other party may default on its
securities and      obligations.  If markets for underlying assets do not move
index options,      in the right direction, a fund's performance may be worse
                    than if it had not used derivatives.
------------------- ------------------------------ -----------------------------
Risks of            Since your fund may not        Since Growth Fund may enter
currency            enter into currency contracts  into currency contracts
contracts and       or short sales, it is not      or short sales, it is exposed
short sales         exposed to the risks of those  to the risks of those
                    transactions.                  transactions.
------------------- ------------------------------ -----------------------------

                       PROPOSAL TO APPROVE THE AGREEMENT
                           AND PLAN OF REORGANIZATION

Description of Reorganization

You are being asked to approve an Agreement and Plan of Reorganization, a copy of which is attached as Exhibit A. The Agreement provides for a reorganization on the following terms:

     o The reorganization is scheduled to occur at 5:00 p.m., Boston time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Growth Fund and Growth Fund will assume all of your fund's liabilities. This will result in the addition of your fund's assets to Growth Fund's portfolio. The net asset value of both funds will be computed as of 5:00 p.m., Eastern Time, on the reorganization date.

     o Growth Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class A shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Growth Fund.

     o Growth Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class B shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Growth Fund.

     o After the reorganization is over, the existence of your fund will be terminated.

Reasons for the Proposed Reorganization

The board of trustees of your fund believes that the proposed reorganization will be advantageous to the shareholders of your fund for several reasons. The board of trustees considered the following matters, among others, in approving the proposal.

First, that Growth Fund is more widely recognized in the broker community as John Hancock's primary U.S. equity fund, making it increasingly difficult to attract assets to your fund.

Second, that shareholders may be better served by a fund offering greater diversification. To the extent that combining the funds' assets into a single portfolio creates a larger asset base, Growth Fund's investment portfolio can achieve greater diversification after the reorganization than is currently possible for either fund. Greater diversification is expected to benefit the shareholders of both funds because it may reduce the negative effect that the adverse performance of any one security may have on the performance of the entire portfolio.

Third, that Growth Fund's total expenses are lower than your fund's total expenses. As a result of the reorganization, shareholders of your fund should experience a reduction in the total amount of fees that they indirectly pay each month. A combined fund offers economies of scale that is expected to lead to better control over expenses than is possible for your fund. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services.

Fourth, that the Growth Fund shares received in the reorganization will provide you with a similar investment at a comparable or lower level of risk. The board of trustees also considered the performance history of each fund.

The board of trustees of Growth Fund considered that the reorganization presents an excellent opportunity for Growth Fund to acquire investment assets without the obligation to pay commissions or other transaction costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to Growth Fund and its shareholders.

The boards of trustees of both funds also considered that the adviser and the funds' distributor, John Hancock Funds, Inc., will also benefit from the reorganization. For example, the adviser might realize time savings from a consolidated portfolio management effort and from the need to prepare fewer reports and regulatory filings as well as prospectus disclosure for one fund instead of two. The trustees believe, however, that these savings will not amount to a significant economic benefit.

Comparative Fees and Expense Ratios. As discussed above in the Summary, at asset levels of up to $500 million, the advisory fee rates paid by your fund and Growth Fund would be the same. At asset levels between $500 million and $750 million, the advisory fee rate paid by Growth Fund would be 0.10% of assets higher than would have been paid by your fund at the same asset levels. For assets over $750 million this differential would be higher by 0.05% of assets. On the other hand, your fund's historical growth pattern suggests that its asset size probably would not have increased sufficiently in the near future to qualify for the 0.65% fee rate. Combining the assets of your fund and Growth Fund will enable Growth Fund to more quickly reach the next fee reduction breakpoint.

In addition, Growth Fund's other expenses of 0.36%, as well as its pro forma other expenses, are lower than your fund's other expenses of 0.44%. Consequently, Growth Fund's annual Class A and Class B expense ratios (equal to 1.45% and 2.15%, respectively, of average net assets) are slightly lower than your fund's expense ratios (equal to 1.49% and 2.19%, respectively, of average net assets). If the reorganization had occurred on April 30, 1997, Growth Fund's pro forma Class A and Class B expense ratios (equal to 1.42% and 2.12%, respectively, of average net assets) would also have been lower than your fund's expense ratios.

In approving the reorganization, the trustees concluded that Growth Fund's advisory fee rates, although higher at certain asset levels, are reasonable. They also believed that these higher advisory fee rates would be more than offset by the lower overall expense ratios likely to be achieved by Growth Fund after the reorganization.

Comparative Performance. The trustees also took into consideration the relative performance of your fund and Growth Fund. As shown in the table below, your fund has had better performance for some periods while Growth Fund has had better performance for other periods.

-------------------------------- ------------------------ ----------------------
        Average Annual
         Total Return              Disciplined Growth             Growth
   (without including sales
           charges)
                                 ----------- ------------ ----------- ----------
                                 Class A     Class B      Class A     Class B
-------------------------------- ----------- ------------ ----------- ----------
1 year ended 4/30/97               14.66%      13.87%       4.89%        4.21%
-------------------------------- ----------- ------------ ----------- ----------
3 years ended 4/30/97              14.17%      13.42%       15.30%      14.45%
-------------------------------- ----------- ------------ ----------- ----------
5 years ended 4/30/97              11.53%      10.85%       13.19%      10.35%*
-------------------------------- ----------- ------------ ----------- ----------
10 years ended 4/30/97            10.38%*       8.97%       10.73%        N/A
-------------------------------- ----------- ------------ ----------- ----------

*Since inception.

Although your fund achieved a higher one year total return than Growth Fund, Growth Fund's performance has been better than that of your fund for most of the other periods reported.

Unreimbursed Distribution and Shareholder Service Expenses

The boards of trustees of your fund and Growth Fund have determined that, if the reorganization occurs, unreimbursed distribution and shareholder service expenses incurred under your fund's Rule 12b-1 Plans will be reimbursable expenses under Growth Fund's Rule 12b-1 Plans. However, the maximum amounts payable annually under Growth Fund's Rule 12b-1 Plans (0.30% and 1.00% of average daily net assets attributable to Class A shares and Class B shares, respectively) will not increase.

The following table shows the actual and pro forma unreimbursed distribution and shareholder service expenses of both classes of your fund and Growth Fund. The table shows both the dollar amount of these expenses and the percentage of each class' average net assets that they represent.

--------------------------------- ------------------------ ---------------------
          Unreimbursed
  Distribution and Shareholder       Disciplined Growth             Growth
        Service Expenses
                                  ----------- ------------ ---------- ----------
                                  Class A     Class B      Class A    Class B
--------------------------------- ----------- ------------ ---------- ----------
Actual expenses as of              $62,400     $3,945,091   $287,922    $199,391
April 30, 1997                      0.20%         4.38%       0.11%      0.69%
--------------------------------- ----------- ------------ ---------- ----------
Pro forma combined expenses as                              $350,322  $4,144,482
of April 30, 1997                                             0.12%      3.48%
--------------------------------- ------------------------ ---------- ----------

Thus, if the reorganization had taken place on April 30, 1997, the pro forma combined unreimbursed expenses of Growth Fund's Class A and Class B shares would have been higher than if no reorganization had occurred. Nevertheless, Growth Fund's assumption of your fund's unreimbursed Rule 12b-1 expenses will have no immediate effect upon the payments made under Growth Fund's Rule 12b-1 Plans. These payments will continue to be 0.30% and 1.00% of average daily net assets attributable to Class A and Class B shares, respectively.

John Hancock Funds, Inc. hopes to recover unreimbursed distribution and shareholder service expenses for Class B shares over an extended period of time. However, if Growth Fund's board terminates either class' Rule 12b-1 Plan, that class will not be obligated to reimburse these distribution and shareholder service expenses Accordingly, until they are paid or accrued, unreimbursed distribution and shareholder service expenses do not and will not appear as an expense or liability in the financial statements of either fund. In addition, unreimbursed expenses are not reflected in a fund's net asset value or the formula for calculating Rule 12b-1 payments. The staff of the SEC has not approved or disapproved the treatment of the unreimbursed distribution and shareholder service expenses described in this proxy statement

Tax Status of the Reorganization

The reorganization will be tax-free for federal income tax purposes and will not take place unless both funds receive a satisfactory opinion from Hale and Dorr LLP, counsel to the funds, substantially to the effect that:

     o The reorganization described above will be a "reorganization" within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of

          1986 (the "Code"), and each fund will be "a party to a reorganization" within the meaning of Section 368 of the Code;

     o No gain or loss will be recognized by your fund upon (1) the transfer of all of its assets to Growth Fund as described above or (2) the distribution by your fund of Growth Fund shares to your fund's shareholders;

     o No gain or loss will be recognized by Growth Fund upon the receipt of your fund's assets solely in exchange for the issuance of Growth Fund shares and the assumption of all of your fund's liabilities by Growth Fund;

     o The basis of the assets of your fund acquired by Growth Fund will be the same as the basis of those assets in the hands of your fund immediately before the transfer;

     o The tax holding period of the assets of your fund in the hands of Growth Fund will include your fund's tax holding period for those assets;

     o The shareholders of your fund will not recognize gain or loss upon the exchange of all their shares of your fund solely for Growth Fund shares as part of the reorganization;

     o The basis of Growth Fund shares received by your fund's shareholders in the reorganization will be the same as the basis of the shares of your fund surrendered in exchange; and

     o The tax holding period of the Growth Fund shares received by you will include the tax holding period of your fund's shares surrendered in the exchange, provided that the shares of your fund were held as capital assets on the reorganization date.

Additional Terms of Agreement and Plan of Reorganization

Surrender of Share Certificates. Shareholders of your fund whose shares are represented by one or more share certificates should, before the reorganization date, either surrender their certificates to your fund or deliver to your fund a lost certificate affidavit, in the form and accompanied by the surety bonds that your fund may require (collectively, an "Affidavit"). On the reorganization date, all certificates that have not been surrendered will be canceled, will no longer evidence ownership of your fund's shares and will evidence ownership of Growth Fund shares. Shareholders may not redeem or transfer Growth Fund shares received in the reorganization until they have surrendered their Disciplined Growth Fund share certificates or delivered an Affidavit. Growth Fund will not issue share certificates in the reorganization.

Conditions to Closing the Reorganization. The obligation of your fund to consummate the reorganization is subject to the satisfaction of certain conditions, including the performance by Growth Fund of all its obligations under the Agreement and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 6).

The obligation of Growth Fund to consummate the reorganization is subject to the satisfaction of certain conditions, including your fund's performance of all of its obligations under the Agreement, the receipt of certain documents and financial statements from your fund and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 7).

The obligations of both funds are subject to the approval of the Agreement by the necessary vote of the outstanding shares of your fund, in accordance with the provisions of your fund's declaration of trust and by- laws. The funds' obligations are also subject to the receipt of a favorable opinion of Hale and Dorr LLP as to the federal income tax consequences of the reorganization. (see Agreement, paragraph 8).

Termination of Agreement. The board of trustees of either your fund or Growth Fund may terminate the Agreement (even if the shareholders of your fund have already approved it) at any time before the reorganization date, if that board believes that proceeding with the reorganization would no longer be advisable.

Expenses of the Reorganization. Growth Fund and your fund will each be responsible for its own expenses incurred in connection with entering into and carrying out the provisions of the Agreement, whether or not the reorganization occurs. These expenses are estimated to be approximately $128,763 in total.

                                 CAPITALIZATION

         The following table sets forth the capitalization of each fund as of April 30, 1997, and the pro forma combined capitalization of both funds as if the reorganization had occurred on such date. The table reflects pro forma exchange ratios of approximately 0.7111 Class A Growth Fund shares being issued for each Class A share of your fund and approximately 0.7157 Class B Growth Fund shares being issued for each Class B share of your fund. If the reorganization is consummated, the actual exchange ratios on the reorganization date may vary from the exchange ratios indicated due to changes in the market value of the portfolio securities of both Growth Fund and your fund between April 30, 1997 and the reorganization date, changes in the amount of undistributed net investment income and net realized capital gains of Growth Fund and your fund during that period resulting from income and distributions, and changes in the accrued liabilities of Growth Fund and your fund during the same period.

                                 APRIL 30, 1997

                    Disciplined
                      Growth           Growth        Pro Forma1      Pro Forma2

Net Assets         $120,989,102     $300,133,842    $421,122,944    $536,974,516
Net Asset Value
Per Share
  Class A          $      14.87     $      20.92    $      20.92    $      20.92
  Class B          $      14.60     $      20.41    $      20.41    $      20.41
Shares
Outstanding
  Class A             2,079,053       12,958,944      14,437,273      16,307,386
  Class B             6,167,167        1,423,285       5,836,862       9,597,037

1 Assuming the reorganization of Discovery Fund into Growth Fund does not occur. If the reorganization of your fund only had taken place on April 30, 1997, your fund would have received 1,478,329 Class A shares and 4,413,577 Class B shares of Growth Fund, which would have been available for distribution to the shareholders of your fund.

2 Assuming the reorganization of Discovery Fund into Growth Fund occurs. If both reorganizations had taken place on April 30, 1997, your fund would have received 1,478,329 Class A shares and 4,413,577 Class B shares of Growth Fund, which would have been available for distribution to the shareholders of your fund.

It is impossible to predict how many Class A shares and Class B shares of Growth Fund will actually be received and distributed by your fund on the reorganization date. The table should not be relied upon to determine the amount of Growth Fund shares that will actually be received and distributed.

               ADDITIONAL INFORMATION ABOUT THE FUNDS' BUSINESSES

The following table shows where in the funds' combined prospectus you can find additional information about the business of each fund.

---------------------------- ---------------------------------------------------
    Type of Information                Headings in Combined Prospectus
---------------------------- ---------------------------------------------------
                                Disciplined Growth               Growth
                             -------------------------- ------------------------
Organization                 Fund Details: Business Structure: How the Funds
and operation                are Organized
---------------------------- -------------------------- ------------------------
Investment objective and     Disciplined Growth Fund:   Growth Fund: Goal and
policies                     Goal and Strategy,         Strategy, Portfolio
                             Portfolio Securities,      Securities, Risk
                             Risk                       Factors; Fund
                             Factors; Fund              Details: Business
                             Details: Business          Structure: Portfolio
                             Structure: Portfolio       Trades, Investment
                             Trades, Investment         Goals, Diversification;
                             Goals, Diversification;    More About Risk
                             More About Risk
---------------------------- -------------------------- ------------------------
Portfolio                    Disciplined Growth Fund:   Growth Fund:
management                   Portfolio                  Portfolio Management
                             Management
---------------------------- ---------------------------------------------------
Investment adviser and       Overview: The Management Firm; Fund Details:
distributor                  Business Structure: How the Funds are Organized,
                             Sales Compensation
---------------------------- -------------------------- ------------------------
Expenses                     Disciplined Growth Fund:   Growth Fund: Investor
                             Investor                   Expenses
                             Expenses
---------------------------- -------------------------- ------------------------
Custodian and                Fund Details: Business     Fund Details: Business
transfer agent               Structure: How the Funds   Structure: How the
                             are Organized              Funds are Organized
---------------------------- ---------------------------------------------------
Shares of beneficial         Your Account: Choosing a Share Class
interest
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
    Type of Information                Headings in Combined Prospectus

---------------------------- -------------------------- ------------------------
                                Disciplined Growth               Growth
---------------------------- -------------------------- ------------------------
Purchase of shares           Your Account: Choosing a Share Class, Sales Charge
                             Reductions and Waivers, Opening an Account, Buying
                             Shares; Transaction Policies; Additional Investor
                             Services
---------------------------- ---------------------------------------------------
Redemption                   Your Account: Selling Shares; Transaction
or sale of shares            Policies; Additional Investor Services, Systematic
                             Withdrawal Plan
---------------------------- ---------------------------------------------------
Dividends,                   Dividends and Account Policies
distributions and taxes
---------------------------- ---------------------------------------------------


                     BOARDS' EVALUATION AND RECOMMENDATION

For the reasons described above, the board of trustees of your fund, including the trustees who are not "interested persons" of either fund or the adviser
("independent trustees"), approved the reorganization. In particular, the trustees determined that the reorganization was in the best interests of your fund and that the interests of your fund's shareholders would not be diluted as a result of the reorganization. Similarly, the board of trustees of Growth Fund, including the independent trustees, approved the reorganization. They also determined that the reorganization was in the best interests of Growth Fund and that the interests of Growth Fund's shareholders would not be diluted as a result of the reorganization.

--------------------------------------------------------------------------------
                  The trustees of your fund recommend that the
               shareholders of your fund vote for the proposal to
               approve the agreement and plan of reorganization.
--------------------------------------------------------------------------------

                        VOTING RIGHTS AND REQUIRED VOTE

Each share of your fund is entitled to one vote. Approval of the above proposal requires the affirmative vote of a majority of the shares of your fund outstanding and entitled to vote. For this purpose, a majority of the outstanding shares of your fund means the vote of the lesser of

(1) 67% or more of the shares present at the meeting, if the holders of more than 50% of the shares of the fund are present or represented by proxy, or

(2) more than 50% of the outstanding shares of the fund.

Shares of your fund represented in person or by proxy, including shares which abstain or do not vote with respect to the proposal, will be counted for purposes of determining whether there is a quorum at the meeting. Accordingly, an abstention from voting has the same effect as a vote against the proposal.

However, if a broker or nominee holding shares in "street name" indicates on the proxy card that it does not have discretionary authority to vote on the proposal, those shares will not be considered present and entitled to vote on the proposal. Thus, a "broker non-vote" has no effect on the voting in determining whether the proposal has been adopted in accordance with clause (1) above, if more than 50% of the outstanding shares (excluding the "broker non-votes") are present or represented. However, for purposes of determining whether the proposal has been adopted in accordance with clause (2) above, a "broker non-vote" has the same effect as a vote against the proposal because shares represented by a "broker non-vote" are considered to be outstanding shares.

If the required approval of shareholders is not obtained, your fund will continue to engage in business as a separate mutual fund and the board of trustees will consider what further action may be appropriate.

                       INFORMATION CONCERNING THE MEETING

Solicitation of Proxies

In addition to the mailing of these proxy materials, proxies may be solicited by telephone, by fax or in person by the trustees, officers and employees of your fund; by personnel of your fund's investment adviser, John Hancock Advisers, Inc. and its transfer agent, John Hancock Signature Services, Inc.; or by broker-dealer firms. Signature Services, together with a third party solicitation firm, has agreed to provide proxy solicitation services to your fund at a cost of approximately $3,000.

Revoking Proxies

A Disciplined Growth Fund shareholder signing and returning a proxy has the power to revoke it at any time before it is exercised:

     o By filing a written notice of revocation with your fund's transfer agent, John Hancock Signature Services, Inc., 1 John Hancock Way STE 1000, Boston, Massachusetts 02217-1000, or

     o By returning a duly executed proxy with a later date before the time of the meeting, or

     o If a shareholder has executed a proxy but is present at the meeting and wishes to vote in person, by notifying the secretary of your fund (without complying with any formalities) at any time before it is voted.

Being present at the meeting alone does not revoke a previously executed and returned proxy.

Outstanding Shares and Quorum

As of September 17, 1997, _______ and _______ Class A and Class B shares of beneficial interest of your fund were outstanding. Only shareholders of record on September 17, 1997 (the "record date") are entitled to notice of and to vote at the meeting. A majority of the outstanding shares of your fund that are entitled to vote will be considered a quorum for the transaction of business.

Other Business

Your fund's board of trustees knows of no business to be presented for consideration at the meeting other than the proposal. If other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

Adjournments

If a quorum is not present in person or by proxy at the time any session of the meeting is called to order, the persons named as proxies may vote those proxies that have been received to adjourn the meeting to a later date. If a quorum is present but there are not sufficient votes in favor of the proposal, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies concerning the proposal. Any adjournment will require the affirmative vote of a majority of your fund's shares at the session of the meeting to be adjourned. If an adjournment of the meeting is proposed because there are not sufficient votes in favor of the proposal, the persons named as proxies will vote those proxies favoring the proposal in favor of adjournment, and will vote those proxies against the reorganization against adjournment.

Telephone Voting

In addition to soliciting proxies by mail, by fax or in person, your fund may also arrange to have votes recorded by telephone by officers and employees of your fund or by personnel of the adviser or transfer agent. The telephone voting procedure is designed to verify a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, these telephone votes would not be counted at the meeting. Your fund has not obtained an opinion of counsel about telephone voting, but is currently not aware of any challenge.

     o A shareholder will be called on a recorded line at the telephone number in the fund's account records and will be asked to provide the shareholder's social security number or other identifying information.

     o The shareholder will then be given an opportunity to authorize proxies to vote his or her shares at the meeting in accordance with the shareholder's instructions.

     o To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions by mail.

     o A toll-free number will be available in case the voting information contained in the confirmation is incorrect.

     o If the shareholder decides after voting by telephone to attend the meeting, the shareholder can revoke the proxy at that time and vote the shares at the meeting.

OWNERSHIP OF SHARES OF THE FUNDS

To the knowledge of the fund, as of August 31, 1997, the following persons owned of record or beneficially 5% or more of the outstanding Class A and Class B shares of your fund and Growth Fund:

-------------------------------- ---------------------- ------------------------
 Names and Addresses of                                   Pro forma ownership
  Owners of More Than            Disciplined Growth      of Growth Fund as of
      5% of Shares                                          August 31, 1997
                                 ---------- ----------- ------------ -----------
                                 Class A    Class B     Class A      Class B
                                 ---------- ----------- ------------ -----------
-------------------------------- ---------- ----------- ------------ -----------
-------------------------------- ---------- ----------- ------------ -----------
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------
                                                          Pro forma ownership
                                      Growth Fund        of Growth Fund as of
                                                            August 31, 1997
-------------------------------- ---------- ----------- ------------ -----------
-------------------------------- ---------- ----------- ------------ -----------
-------------------------------- ---------- ----------- ------------ -----------


As of September 17, 1997, the trustees and officers of your fund and Growth Fund, each as a group, owned in the aggregate less than 1% of the outstanding shares of their respective funds.

                                    EXPERTS

The financial statements and the financial highlights of Disciplined Growth Fund and Growth Fund, each as of October 31, 1996 and for the period then ended, are incorporated by reference into this proxy statement and prospectus. These financial statements and financial highlights have been independently audited by Price Waterhouse LLP and Ernst & Young LLP, respectively, as stated in their reports appearing in the statement of additional information. These financial statements and highlights have been included in reliance on their reports given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

Each fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by the funds can be inspected and copied (at prescribed rates) at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the following regional offices: Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois); and New York (7 World Trade Center, Suite 1300, New York, New York). Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of these documents may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 22nd day of September, 1997, by and between John Hancock Growth Fund (the "Acquiring Fund"), a series of John Hancock Investment Trust III, a Massachusetts business trust (the "Trust II"), and John Hancock Disciplined Growth Fund (the "Acquired Fund"), a series of John Hancock Investment Trust II, a Massachusetts business trust (the "Trust") each with their principal place of business at 101 Huntington Avenue, Boston, Massachusetts 02199. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the "Funds" and individually as a "Fund."

This Agreement is intended to be and is adopted as a plan of "reorganization," as such term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the issuance of Class A and Class B shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") to the Acquired Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund, on or promptly after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ISSUANCE OF ACQUIRING FUND SHARES; LIQUIDATION OF THE ACQUIRED FUND

1.1 The Acquired Fund will transfer all of its assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, cash and other assets), as set forth in the statement of assets and liabilities referred to in Paragraph 7.2 hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens and encumbrances, except as otherwise provided herein, in exchange for (i) the assumption by the Acquiring Fund of the known and unknown liabilities of the Acquired Fund, including the liabilities set forth in the Statement of Assets and Liabilities (the "Acquired Fund Liabilities"), which shall be assigned and transferred to the Acquiring Fund by the Acquired Fund and assumed by the Acquiring Fund, and (ii) delivery by the Acquiring Fund to the Acquired Fund, for distribution pro rata by the Acquired Fund to its shareholders in proportion to their respective ownership of Class A and/or Class B shares of beneficial interest of the Acquired Fund, as of the close of business on December 5, 1997 (the "Closing Date"), of a number of the Acquiring Fund Shares having an aggregate net asset value equal, in the case of each class of Acquiring

     Fund Shares, to the value of the assets, less such liabilities (herein referred to as the "net value of the assets") attributable to the applicable class, assumed, assigned and delivered, all determined as provided in Paragraph 2.1 hereof and as of a date and time as specified therein. Such transactions shall take place at the closing provided for in Paragraph 3.1 hereof (the "Closing"). All computations shall be provided by Investors Bank & Trust Company (the "Custodian"), as custodian and pricing agent for the Acquiring Fund and the Acquired Fund.

1.2 The Acquired Fund has provided the Acquiring Fund with a list of the current securities holdings of the Acquired Fund as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities (except to the extent sales may be limited by representations made in connection with issuance of the tax opinion provided for in paragraph 8.6 hereof) but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

1.3 The Acquiring Fund and the Acquired Fund shall each bear its own expenses in connection with the transactions contemplated by this Agreement.

1.4 On or as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to shareholders of record (the "Acquired Fund shareholders"), determined as of the close of regular trading on the New York Stock Exchange on the Closing Date, the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number and class of Acquiring Fund Shares due such shareholders. Acquired Fund shareholders who own Class A shares of the Acquired Fund will receive Class A Acquiring Fund Shares and Acquired Fund shareholders who own Class B shares of the Acquired Fund will receive Class B Acquiring Fund Shares. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

1.5 The Acquired Fund shareholders holding certificates representing their ownership of shares of beneficial interest of the Acquired Fund shall surrender such certificates or deliver an affidavit with respect to lost certificates in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to John Hancock Signature Services, Inc. prior to the Closing Date. Any Acquired Fund share certificate which remains outstanding on the Closing Date shall be deemed to be canceled, shall no longer evidence ownership of shares of beneficial interest of the Acquired Fund and shall evidence ownership of Acquiring Fund Shares. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization. The Acquiring Fund will not issue share certificates in the Reorganization.

1.6 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 The existence of the Acquired Fund shall be terminated as promptly as practicable following the Liquidation Date.

1.8 Any reporting responsibility of the Trust, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Trust.

2.   VALUATION

2.1 The net asset values of the Class A and Class B Acquiring Fund Shares and the net values of the assets and liabilities of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall, in each case, be determined as of the close of business (4:00 p.m. Boston time) on the Closing Date. The net asset values of the Class A and Class B Acquiring Fund Shares shall be computed by the Custodian in the manner set forth in the Acquiring Fund's Declaration of Trust as amended and restated (the "Declaration"), or By-Laws and the Acquiring Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places. The net values of the assets of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall be computed by the Custodian by calculating the value of the assets of each class transferred by the Acquired Fund and by subtracting therefrom the amount of the liabilities of each class assigned and transferred to and assumed by the Acquiring Fund on the Closing Date, said assets and liabilities to be valued in the manner set forth in the Acquired Fund's then current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places.

2.2 The number of shares of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the Acquired Fund's assets attributable to a class, less the liabilities attributable to that class assumed by the Acquiring Fund, by the Acquiring Fund's net asset value per share of the same class, all as determined in accordance with Paragraph 2.1 hereof.

2.3 All computations of value shall be made by the Custodian in accordance with its regular practice as pricing agent for the Funds.

3.   CLOSING AND CLOSING DATE

3.1 The Closing Date shall be December 5, 1997 or such other date on or before June 30, 1998 as the parties may agree. The Closing shall be held as of 5:00 p.m. at the offices of the Trust II and the Trust, 101 Huntington Avenue, Boston, Massachusetts 02199, or at such other time and/or place as the parties may agree.

3.2 Portfolio securities that are not held in book-entry form in the name of the Custodian as record holder for the Acquired Fund shall be presented by the Acquired Fund to the Custodian for examination no later than three business days preceding the Closing Date. Portfolio securities which are not held in book-entry form shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian in book-entry form on behalf of the Acquired Fund shall be delivered to the Acquiring Fund by the Custodian by recording the transfer of beneficial ownership thereof on its records. The cash delivered shall be in the form of currency or by the Custodian crediting the Acquiring Fund's account maintained with the Custodian with immediately available funds.

3.3 In the event that on the Closing Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored on or before June 30, 1998, this Agreement may be terminated by the Acquiring Fund or by the Acquired Fund upon the giving of written notice to the other party.

3.4 The Acquired Fund shall deliver at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status of the Acquired Fund shareholders and the number of outstanding shares of each class of beneficial interest of the Acquired Fund owned by each such shareholder, all as of the close of business on the Closing Date, certified by its Treasurer, Secretary or other authorized officer (the "Shareholder List"). The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

4.1 The Trust on behalf of the Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

     (a) The Trust is a business trust, duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval by the shareholders of the Acquired Fund, to carry out the transactions contemplated by this Agreement. Neither the Trust nor the Acquired Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

     (b)  The  Trust  is  a  registered   investment  company  classified  as  a
          management company and its registration with the Commission as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect. The Acquired Fund is a diversified series of the Trust;

     (c) The Trust and the Acquired Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provision of the Trust's Declaration of Trust, as amended and restated (the "Trust's Declaration") or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust or the Acquired Fund is a party or by which it is bound;

     (d) Except as otherwise disclosed in writing and accepted by the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust or the Acquired Fund or any of the Acquired Fund's properties or assets. The Trust knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions herein contemplated;

     (e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated without liability to the Acquired Fund at or prior to the Closing Date;

     (f) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquired Fund as of April 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended October 31, 1996, and the six months ended April 30, 1997 (copies of which have been furnished to the Acquiring Fund) present fairly in all material respects the financial condition of the Acquired Fund as of April 30, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquired Fund as of the respective dates thereof not disclosed therein;

     (g) Since April 30, 1997, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund;

     (h) At the date hereof and by the Closing Date, all federal, state and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, and all federal, state and other taxes, interest and penalties shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns or reports;

     (i) Each of the Acquired Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquired Fund will qualify as such as of the Closing Date with respect to its taxable year ending on the Closing Date;

     (j) The authorized capital of the Acquired Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust. All of the issued and outstanding shares of beneficial interest of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts and classes set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.4 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to Paragraph 1.1 hereof, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act");

     (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust on behalf of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Trust and the Acquired Fund enforceable in accordance with its terms, subject to the approval of the Acquired Fund's shareholders;

     (m) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

     (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Paragraph 5.7 hereof (other than written information furnished by the Acquiring Fund for inclusion therein, as covered by the Acquiring Fund's warranty in Paragraph 4.2(m) hereof), on the effective date of the Registration Statement, on the date of the meeting of the Acquired Fund shareholders and on the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading;

     (o)  No  consent,  approval,   authorization  or  order  of  any  court  or
          governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

     (p) All of the issued and outstanding shares of beneficial interest of the Acquired Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws;

     (q) The prospectus of the Acquired Fund, dated March 1, 1997 (the "Acquired Fund Prospectus"), previously furnished to the Acquiring Fund, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.2 The Trust II on behalf of the Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

     (a) The Trust II is a business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement. Neither the Trust II nor the Acquiring Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust II has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

     (b) The Trust II is a registered investment company classified as a management company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a diversified series of the Trust II;

     (c) The prospectus (the "Acquiring Fund Prospectus") and statement of additional information for Class A and Class B shares of the Acquiring Fund, each dated March 1, 1997, and any amendments or supplements thereto on or prior to the Closing Date, and the Registration Statement on Form N-14 to be filed in connection with this Agreement (the "Registration Statement") (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund's warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, the Acquiring Fund Prospectus does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Registration Statement will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (d) At the Closing Date, the Trust II on behalf of the Acquiring Fund will have good and marketable title to the assets of the Acquiring Fund;

     (e) The Trust II and the Acquiring Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provisions of the Trust II's Declaration, or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust II or the Acquiring Fund is a party or by which the Trust II or the Acquiring Fund is bound;

     (f) Except as otherwise disclosed in writing and accepted by the Acquired Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust II or the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Trust II knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust II nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

     (g) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquiring Fund as of April 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended December 31, 1995, and the period from January 1, 1996 to October 31, 1996, and the six months ended April 30, 1997 (copies of which have been furnished to the Acquired Fund) present fairly in all material respects the financial condition of the Acquiring Fund as of April 30, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquiring Fund as of the respective dates thereof not disclosed therein;

     (h) Since April 30, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Trust II on behalf of the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund;

     (i) Each of the Acquiring Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquiring Fund will qualify as such as of the Closing Date;

     (j) The authorized capital of the Trust II consists of an unlimited number of shares of beneficial interest, no par value per share. All issued and outstanding shares of beneficial interest of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust II. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust II on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms;

     (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund and will be fully paid and nonassessable by the Trust II;

     (m) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

     (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the 1933 Act and the 1940 Act.

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

5.1 Except as expressly contemplated herein to the contrary, the Trust on behalf of the Acquired Fund and the Trust II on behalf of Acquiring Fund, will operate their respective businesses in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

5.2 The Trust will call a meeting of the Acquired Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 The Trust on behalf of the Acquired Fund will provide such information within its possession or reasonably obtainable as the Trust II on behalf of the Acquiring Fund requests concerning the beneficial ownership of the Acquired Fund's shares of beneficial interest.

5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

5.6 The Trust on behalf of the Acquired Fund shall furnish to the Trust II on behalf of the Acquiring Fund on the Closing Date the Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be certified by the Acquired Fund's Treasurer or Assistant Treasurer. As promptly as practicable but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Trust II, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which statement will be certified by the President of the Acquired Fund.

5.7 The Trust II on behalf of the Acquiring Fund will prepare and file with the Commission the Registration Statement in compliance with the 1933 Act and the 1940 Act in connection with the issuance of the Acquiring Fund Shares as contemplated herein.

5.8 The Trust on behalf of the Acquired Fund will prepare a Proxy Statement, to be included in the Registration Statement in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations thereunder (collectively, the "Acts") in connection with the special meeting of shareholders of the Acquired Fund to consider approval of this Agreement.

6.   CONDITIONS  PRECEDENT TO OBLIGATIONS OF THE TRUST ON BEHALF OF THE ACQUIRED
     FUND

The obligations of the Trust on behalf of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Trust II on behalf of the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations and warranties of the Trust II on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

6.2 The Trust II on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by the Trust II's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust II on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust on behalf of the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST II ON BEHALF OF THE ACQUIRING FUND

The obligations of the Trust II on behalf of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

7.2 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund the Statement of Assets and Liabilities of the Acquired Fund, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Trust;

7.3 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund on the Closing Date a certificate executed in the name of the Acquired Fund by a President or Vice President and a Treasurer or Assistant Treasurer of the Trust, in form and substance satisfactory to the Trust II on behalf of the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust II on behalf of the Acquiring Fund shall reasonably request; and

7.4 At or prior to the Closing Date, the Acquired Fund's investment adviser, or an affiliate thereof, shall have made all payments, or applied all credits, to the Acquired Fund required by any applicable contractual expense limitation.

8.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE TRUST II

The obligations hereunder of the Trust II on behalf of the Acquiring Fund and the Trust on behalf of the Acquired Fund are each subject to the further conditions that on or before the Closing Date:

8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Acquired Fund in accordance with the provisions of the Trust's Declaration and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund's shareholders shall have been delivered by the Acquired Fund to the Trust II on behalf of the Acquiring Fund;

8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain changes or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and their "no-action" positions) deemed necessary by the Trust or the Trust II to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may waive any such conditions for itself;

8.4 The Registration Statement shall have become effective under the 1933 Act and the 1940 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act or the 1940 Act;

8.5 The Acquired Fund shall have distributed to its shareholders, in a distribution or distributions qualifying for the deduction for dividends paid under Section 561 of the Code, all of its investment company taxable income (as defined in Section 852(b)(2) of the Code determined without regard to Section 852(b)(2)(D) of the Code) for its taxable year ending on the Closing Date, all of the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Sections 852(b)(3)(A) and (C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date; and

8.6 The parties shall have received an opinion of Hale and Dorr LLP, satisfactory to the Trust on behalf of the Acquired Fund and the Trust II on behalf of the Acquiring Fund, substantially to the effect that for federal income tax purposes:

     (a) The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund and the termination of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) No gain or loss will be recognized by the Acquired Fund upon (i) the transfer of all of its assets to the Acquiring Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund; and (ii) the distribution by the Acquired Fund of such Acquiring Fund Shares to the shareholders of the Acquired Fund;

     (c) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the issuance of the Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund;

     (d) The basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be, in each instance, the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the transfer;

     (e) The tax holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will, in each instance, include the Acquired Fund's tax holding period for those assets;

     (f) The shareholders of the Acquired Fund will not recognize gain or loss upon the exchange of all of their shares of beneficial interest of the Acquired Fund solely for Acquiring Fund Shares as part of the transaction;

     (g) The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders in the transaction will be the same as the basis of the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor; and

     (h) The tax holding period of the Acquiring Fund Shares received by the Acquired Fund shareholders will include, for each shareholder, the tax holding period for the shares of the Acquired Fund surrendered in exchange therefor, provided that the Acquired Fund shares were held as capital assets on the date of the exchange.

The Trust II and the Trust agree to make and provide representations with respect to the Acquiring Fund and the Acquired Fund, respectively, which are reasonably necessary to enable Hale and Dorr LLP to deliver an opinion substantially as set forth in this Paragraph 8.6. Notwithstanding anything herein to the contrary, neither the Trust nor the Trust II may waive the conditions set forth in this Paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

9.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund each represent and warrant to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2 The Acquiring Fund and the Acquired Fund shall each be liable solely for its own expenses incurred in connection with entering into and carrying out the provisions of this Agreement whether or not the transactions contemplated hereby are consummated.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein or referred to in Paragraph 4 hereof and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Trust II, on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund. In addition, either party may at its option terminate this Agreement at or prior to the Closing Date:

     (a) because of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed at or prior to the Closing Date;

     (b) because of a condition herein expressed to be precedent to the obligations of the terminating party which has not been met and which reasonably appears will not or cannot be met;

     (c) by resolution of the Trust II's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund's shareholders; or

     (d) by resolution of the Trust's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund's shareholders.

11.2 In the event of any such termination, there shall be no liability for damages on the part of the Trust II, the Acquiring Fund, the Trust, or the Acquired Fund, or the Trustees or officers of the Trust II or the Trust, but each party shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.  AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Trust and the Trust II. However, following the meeting of shareholders of the Acquired Fund held pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval; provided that nothing contained in this Article 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.

13.  NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquiring Fund or to the Acquired Fund, each at 101 Huntington Avenue, Boston, Massachusetts 02199, Attention:
President, and, in either case, with copies to Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, Attention: Pamela J.
Wilson, Esq.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5 All persons dealing with the Trust or the Trust II must look solely to the property of the Trust or the Trust II, respectively, for the enforcement of any claims against the Trust or the Trust II as the Trustees, officers, agents and shareholders of the Trust or the Trust II assume no personal liability for obligations entered into on behalf of the Trust or the Trust II, respectively. None of the other series of the Trust or the Trust II shall be responsible for any obligations assumed by on or behalf of the Acquired Fund or the Acquiring Fund, respectively, under this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and has caused its corporate seal to be affixed hereto.

                                  JOHN HANCOCK INVESTMENT TRUST III on behalf of JOHN HANCOCK GROWTH FUND



                                  By:
                                  -----------------------------------------
                                              Anne C. Hodsdon
                                                 President




                                  JOHN HANCOCK INVESTMENT TRUST II on behalf of JOHN HANCOCK DISCIPLINED GROWTH FUND



                                  By:
                                  ------------------------------------------
                                                Susan S. Newton
                                         Vice President and Secretary

                                        JOHN HANCOCK

                                        Growth
                                        Funds

                                        [GRAPHIC]

--------------------------------------------------------------------------------
Prospectus                              Disciplined Growth Fund
March 1, 1997*
                                        Discovery Fund
This prospectus gives vital
information about these funds. For      Emerging Growth Fund
your own benefit and protection,
please read it before you invest,       Financial Industries Fund
and keep it on hand for future
reference.                              Growth Fund

Please note that these funds:           Regional Bank Fund
o     are not bank deposits
o     are not federally insured         Special Equities Fund
o     are not endorsed by any bank
      or government agency              Special Opportunities Fund
o     are not guaranteed to achieve
      their goal(s)

Like all mutual fund shares, these
securities have not been approved
or disapproved by the Securities
and Exchange Commission or any
state securities commission, nor
has the Securities and Exchange
Commission or any state securities
commission passed upon the accuracy
or adequacy of this prospectus. Any
representation to the contrary is a
criminal offense.

*Revised August 5, 1997

                  [LOGO] JOHN HANCOCK FUNDS
                         A Global Investment Management Firm

                         101 Huntington Avenue, Boston, Massachusetts 02199-7603

Contents
--------------------------------------------------------------------------------

A fund-by-fund look at        Disciplined Growth Fund                          4
goals, strategies, risks,
expenses and financial        Discovery Fund                                   6
history.
                              Emerging Growth Fund                             8

                              Financial Industries Fund                       10

                              Growth Fund                                     12

                              Regional Bank Fund                              14

                              Special Equities Fund                           16

                              Special Opportunities Fund                      18

Policies and instructions     Your account
for opening, maintaining      Choosing a share class                          20
and closing an account in     How sales charges are calculated                20
any growth fund.              Sales charge reductions and waivers             21
                              Opening an account                              21
                              Buying shares                                   22
                              Selling shares                                  23
                              Transaction policies                            25
                              Dividends and account policies                  25
                              Additional investor services                    26

Details that apply to the     Fund details
growth funds as a group.      Business structure                              27
                              Sales compensation                              28
                              More about risk                                 30

                              For more information                    back cover

Overview

--------------------------------------------------------------------------------

GOAL OF THE GROWTH FUNDS

John Hancock growth funds seek long-term growth by investing primarily in common stocks. Each fund has its own strategy and its own risk/reward profile. Because you could lose money by investing in these funds, be sure to read all risk disclosure carefully before investing.

WHO MAY WANT TO INVEST

These funds may be appropriate for investors who:

o   have longer time horizons
o are willing to accept higher short-term risk along with higher potential long-term returns
o   want to diversify their portfolios
o   are seeking funds for the growth portion of an asset allocation portfolio
o are investing for retirement or other goals that are many years in the future

Growth funds may NOT be appropriate if you:

o   are investing with a shorter time horizon in mind
o   are uncomfortable with an investment that will go up and down in value

THE MANAGEMENT FIRM

All John Hancock growth funds are managed by John Hancock Advisers, Inc. Founded in 1968, John Hancock Advisers is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company and manages more than $22 billion in assets.

FUND INFORMATION KEY

Concise fund-by-fund descriptions begin on the next page. Each description provides the following information:

[Clip art] Goal and strategy The fund's particular investment goals and the strategies it intends to use in pursuing those goals.

[Clip art] Portfolio securities The primary types of securities in which the fund invests. Secondary investments are described in "More about risk" at the end of the prospectus.

[Clip art] Risk factors The major risk factors associated with the fund.

[Clip art] Portfolio management The individual or group (including subadvisers, if any) designated by the investment adviser to handle the fund's day-to-day management.

[Clip art] Expenses The overall costs borne by an investor in the fund, including sales charges and annual expenses.

[Clip art] Financial highlights A table showing the fund's financial performance for up to ten years, by share class. A bar chart showing total return allows you to compare the fund's historical risk level to those of other funds.

Disciplined Growth Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST II
                                 TICKER SYMBOL   CLASS A: SVAAX   CLASS B: FEQVX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[Clip art] The fund seeks long-term growth of capital. To pursue this goal, the fund invests in established, growing companies that have demonstrated superior earnings growth and stability. Under normal circumstances, the fund invests at least 65% of assets in these companies, without concentration in any one industry. The fund also looks for the following characteristics:

o  predictability of earnings
o  a low level of debt
o  seasoned management
o  a strong market position

Many of the fund's investments are in medium or large capitalization companies. The fund invests for income as a secondary goal.

PORTFOLIO SECURITIES

[Clip art] The fund invests primarily in the common stocks of U.S. companies. It may also invest in warrants, preferred stocks and convertible debt securities.

For liquidity and flexibility, the fund may place up to 15% of net assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest up to 80% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements.

To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clip art] John F. Snyder III and Jere E. Estes are the leaders of the fund's portfolio management team. Mr. Snyder is an executive vice president of the adviser and has been a team member since July 1992. He has been an investment manager since 1971. Mr. Estes has been a part of the fund's management team since joining John Hancock in July 1992. He has been in the investment business since 1967.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                Class A     Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)              5.00%       none
Maximum sales charge imposed on
reinvested dividends                             none        none
Maximum deferred sales charge                    none(1)     5.00%
Redemption fee(2)                                none        none
Exchange fee                                     none        none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                   0.75%       0.75%
12b-1 fee(3)                                     0.30%       1.00%
Other expenses                                   0.43%       0.43%
Total fund operating expenses                    1.48%       2.18%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
Share class                    Year 1      Year 3      Year 5    Year 10
--------------------------------------------------------------------------------
Class A shares                   $64         $94        $127        $218
Class B shares
  Assuming redemption
  at end of period               $72         $98        $137        $234
  Assuming no redemption         $22         $68        $117        $234

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


4 DISCIPLINED GROWTH FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]

(16.44)(4)  26.69  14.27  (16.46) 30.21  7.22   12.34  0.78   11.51  21.89
 10/87(1)   10/88  10/89  10/90   10/91  10/92  10/93  10/94  10/95  10/96

-----------------------------------------------------------------------------------------------------------------------
Class A - period ended:                                          10/92(1)     10/93      10/94    10/95        10/96
-----------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $12.81      $10.99      $12.39   $12.02      $12.77
Net investment income (loss)                                       0.06(2)     0.08(2)     0.10     0.08(2)     0.07(2)
Net realized and unrealized gain (loss) on investments            (0.06)       1.34        0.07     1.29        2.82
Total from investment operations                                   0.00        1.42        0.17     1.37        2.89
Less distributions:
  Dividends from net investment income                            (0.07)      (0.02)      (0.10)   (0.10)         --
  Distributions from net realized gain on investments sold        (1.74)         --       (0.44)   (0.52)      (0.10)
  Distributions from capital paid-in                              (0.01)         --          --       --          --
  Total distributions                                             (1.82)      (0.02)      (0.54)   (0.62)      (0.10)
Net asset value, end of period                                   $10.99      $12.39      $12.02   $12.77      $15.56
Total investment return at net asset value(3) (%)                  0.19(4)    12.97        1.35    12.21       22.78
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                      1,771      23,372      23,292   27,692      28,760
Ratio of expenses to average net assets (%)                        1.73(5)     1.60        1.53     1.46        1.47
Ratio of net investment income (loss) to average net assets (%)    0.62(5)     0.64        0.83     0.69        0.46
Portfolio turnover rate (%)                                         246          71          60       65          78
Average brokerage commission rate(6) ($)                            N/A         N/A         N/A      N/A      0.0698

-------------------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                           10/87(1)      10/88       10/89    10/90    10/91    10/92
-------------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $10.00         $8.34      $10.29   $11.52    $9.22   $11.71
Net investment income (loss)                                       0.06          0.13        0.19     0.18     0.07     0.01(2)
Net realized and unrealized gain (loss) on investments            (1.70)         2.05        1.25    (2.00)    2.67     1.05
Total from investment operations                                  (1.64)         2.18        1.44    (1.82)    2.74     1.06
Less distributions:
  Dividends from net investment income                            (0.02)        (0.09)      (0.12)   (0.20)   (0.20)   (0.03)
  Distributions from net realized gain on investments sold           --         (0.14)      (0.09)   (0.28)   (0.05)   (1.76)
  Distributions from capital paid-in                                 --            --          --       --       --    (0.01)
  Total distributions                                             (0.02)        (0.23)      (0.21)   (0.48)   (0.25)   (1.80)
Net asset value, end of period                                    $8.34        $10.29      $11.52    $9.22   $11.71   $10.97
Total investment return at net asset value(3) (%)                (16.44)(4)     26.69       14.27   (16.46)   30.21     7.22
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                     14,016        14,927      23,813   17,714   21,826   23,525
Ratio of expenses to average net assets (%)                        2.56(5,7)     2.61(7)     2.30     2.13     2.24     2.27
Ratio of net investment income (loss) to average net assets (%)    0.93(5,7)     1.46(7)     1.75     1.64     0.66     0.10
Portfolio turnover rate (%)                                          40(5)         54          94      165      217      246
Average brokerage commission rate(6) ($)                            N/A           N/A         N/A      N/A      N/A      N/A

------------------------------------------------------------------------------------------------------------
Class B - period ended:                                           10/93       10/94    10/95       10/96
------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $10.97      $12.31   $11.95      $12.69
Net investment income (loss)                                       0.02(2)     0.03     0.01(2)    (0.03)(2)
Net realized and unrealized gain (loss) on investments             1.33        0.07     1.28        2.79
Total from investment operations                                   1.35        0.10     1.29        2.76
Less distributions:
  Dividends from net investment income                            (0.01)      (0.02)   (0.03)         --
  Distributions from net realized gain on investments sold           --       (0.44)   (0.52)      (0.10)
  Distributions from capital paid-in                                 --          --       --          --
  Total distributions                                             (0.01)      (0.46)   (0.55)      (0.10)
Net asset value, end of period                                   $12.31      $11.95   $12.69      $15.35
Total investment return at net asset value(3) (%)                 12.34        0.78    11.51       21.89
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                     93,853      94,431   86,178      92,555
Ratio of expenses to average net assets (%)                        2.09        2.10     2.11        2.17
Ratio of net investment income (loss) to average net assets (%)    0.17        0.25     0.06       (0.24)
Portfolio turnover rate (%)                                          71          60       65          78
Average brokerage commission rate(6) ($)                            N/A         N/A      N/A      0.0698

(1) Class A and Class B shares commenced operations on January 3, 1992 and April 22, 1987, respectively.
(2)   Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4)   Not annualized.
(5)   Annualized.
(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(7) Net of advisory expense reimbursements per share of $0.01 for the fiscal year ended October 31, 1988 and less than $0.01 for the fiscal year ended October 31, 1987.


                                                       DISCIPLINED GROWTH FUND 5

Discovery Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST IV
                                 TICKER SYMBOL   CLASS A: FRDAX   CLASS B: FRDIX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in companies that appear to offer superior growth prospects. Under normal circumstances, the fund invests at least 65% of assets in these companies. The fund looks for companies, including small- and medium-sized companies, that have broad market opportunities and consistent or accelerating earnings growth. These companies may:

o   occupy a profitable market niche
o   have products or technologies that are new, unique or proprietary
o   be in an industry that has a favorable long-term growth outlook
o   have a capable management team with a significant equity stake

These companies may be in a relatively early stage of development, but will usually have established a record of profitability and a strong financial position. The fund does not invest for income.

PORTFOLIO SECURITIES

[Clip art] The fund invests primarily in common stocks of U.S. companies and may also invest in warrants, preferred stocks and investment-grade convertible debt securities.

For liquidity and flexibility, the fund may place up to 15% of net assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest up to 80% in these securities as a defensive tactic. The fund may invest up to 25% of assets in foreign securities, which carry additional risks. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. To the extent that the fund invests in small- and medium-sized company stocks, foreign securities and other higher-risk securities, it takes on additional risks that could adversely affect its performance. The fund may experience higher volatility than many other types of growth funds. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clip art] Bernice S. Behar, CFA, leader of the fund's portfolio management team since March 1994, is a senior vice president of the adviser. She joined the adviser in 1991 and has been in the investment business since 1986.

INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                Class A     Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)              5.00%       none
Maximum sales charge imposed on
reinvested dividends                             none        none
Maximum deferred sales charge                    none(1)     5.00%
Redemption fee(2)                                none        none
Exchange fee                                     none        none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                   0.75%       0.75%
12b-1 fee(3)                                     0.30%       1.00%
Other expenses                                   0.61%       0.61%
Total fund operating expenses                    1.66%       2.36%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
Share class                    Year 1      Year 3      Year 5    Year 10
--------------------------------------------------------------------------------
Class A shares                   $66        $100        $136        $237
Class B shares
 Assuming redemption
 at end of period                $74        $104        $146        $252
 Assuming no redemption          $24         $74        $126        $252

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


6 DISCOVERY FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below for each of the five periods ended July 1993 to October 1996 have been audited by the fund's independent auditors, Ernst & Young LLP. Figures for the period ended July 1992 were audited by other independent auditors.

Volatility, as indicated by Class B
year-by-year total investment return (%)
(scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]

   7/92(1,2)     7/93     7/94     7/95     7/96  10/96(3)
    10.88(6)    21.63   (7.18)    54.97    16.85   6.69(6)

-----------------------------------------------------------------------------------------------------------------------------------
Class A - period ended:                                         7/92(1,2)     7/93     7/94       7/95        7/96       10/96(3)
-----------------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $9.40       $8.95   $10.81       $8.56      $12.95      $15.09
Net investment income (loss)                                     (0.05)      (0.16)   (0.16)(4)   (0.17)(4)   (0.19)(4)   (0.05)(4)
Net realized and unrealized gain (loss) on investments
and foreign currency transactions                                (0.40)       2.15    (0.43)       4.83        2.46        1.09
Total from investment operations                                 (0.45)       1.99    (0.59)       4.66        2.27        1.04
Less distributions:
  Distributions from net realized gain on investments sold          --       (0.13)   (1.66)      (0.27)      (0.13)         --
Net asset value, end of period                                   $8.95      $10.81    $8.56      $12.95      $15.09      $16.13
Total investment return at net asset value(5)(%)                 (4.79)(6)   22.33    (6.45)      55.80       17.72        6.89(6)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                     3,866       4,692    3,226       5,075      32,009      52,479
Ratio of expenses to average net assets (%)                       1.78(7)     2.17     2.01        2.10        1.72        1.65(7)
Ratio of net investment income (loss) to average net assets (%)  (1.20)(7)   (1.61)   (1.64)      (1.73)      (1.26)      (1.20)(7)
Portfolio turnover rate (%)                                        138         148      108         118         116          45
Average brokerage commission rate(8)($)                            N/A         N/A      N/A         N/A         N/A      0.0628

-----------------------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                          7/92(1,2)     7/93     7/94       7/95        7/96       10/96(3)
-----------------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $8.00       $8.87   $10.65       $8.34      $12.54      $14.50
Net investment income (loss)                                     (0.11)      (0.23)   (0.22)(4)   (0.22)(4)   (0.27)(4)   (0.08)(4)
Net realized and unrealized gain (loss) on investments
and foreign currency transactions                                 0.98        2.14    (0.43)       4.69        2.36        1.05
Total from investment operations                                  0.87        1.91    (0.65)       4.47        2.09        0.97
Less distributions:
  Distributions from net realized gain on investments sold          --       (0.13)   (1.66)      (0.27)      (0.13)         --
Net asset value, end of period                                   $8.87      $10.65    $8.34      $12.54      $14.50      $15.47
Total investment return at net asset value(5) (%)                10.88(6)    21.63    (7.18)      54.97       16.85        6.69(6)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                    34,636      38,672   26,537      31,645      68,591      96,042
Ratio of expenses to average net assets (%)                       2.56(7)     2.86     2.62        2.70        2.42        2.37(7)
Ratio of net investment income (loss) to average net assets (%)  (1.56)(7)   (2.26)   (2.24)      (2.34)      (1.96)      (1.93)(7)
Portfolio turnover rate (%)                                        138         148      108         118         116          45
Average brokerage commission rate(8) ($)                           N/A         N/A      N/A         N/A         N/A      0.0628

(1) Class A and Class B shares commenced operations on January 3, 1992 and August 30, 1991, respectively.
(2)   Covered by report of other independent auditors (not included herein).
(3) Effective October 31, 1996, the fiscal year end changed from July 31 to October 31.
(4)   Based on the average of the shares outstanding at the end of each month.
(5) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(6)   Not annualized.
(7)   Annualized.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.


                                                                DISCOVERY FUND 7

--------------------------------------------------------------------------------
Emerging Growth Fund

REGISTRANT NAME: JOHN HANCOCK SERIES TRUST
                                     TICKER SYMBOL CLASS A: TAEMX CLASS B: TSEGX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in emerging companies (market capitalization of less than $1 billion). Under normal circumstances, the fund invests at least 80% of assets in a diversified portfolio of these companies. The fund looks for companies that show rapid growth but are not yet widely recognized. The fund also may invest in established companies that, because of new management, products or opportunities, offer the possibility of accelerating earnings. The fund does not invest for income.

PORTFOLIO SECURITIES

[Clip art] The fund invests primarily in the common stocks of U.S. and foreign emerging growth companies, although it may invest up to 20% of assets in other types of companies. The fund may also invest in warrants, preferred stocks and investment-grade convertible debt securities.

For liquidity and flexibility, the fund may place up to 20% of assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Stocks of emerging growth companies carry higher risks than stocks of larger companies. This is because emerging growth companies:

o   may be in the early stages of development
o   may be dependent on a small number of products or services
o   may lack substantial capital reserves
o   do not have proven track records

In addition, stocks of emerging companies are often traded in low volumes, which can increase market and liquidity risks. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clip art] Bernice S. Behar, CFA, leader of the fund's portfolio management team since April 1996, is a senior vice president of the adviser. She joined the adviser in 1991 and has been in the investment business since 1986.

INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                Class A     Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)              5.00%       none
Maximum sales charge imposed on
reinvested dividends                             none        none
Maximum deferred sales charge                    none(1)     5.00%
Redemption fee(2)                                none        none
Exchange fee                                     none        none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                   0.75%       0.75%
12b-1 fee(3)                                     0.25%       1.00%
Other expenses                                   0.32%       0.32%
Total fund operating expenses                    1.32%       2.07%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
Share class                     Year 1      Year 3      Year 5    Year 10
--------------------------------------------------------------------------------
Class A shares                   $63         $90        $119        $201
Class B shares
 Assuming redemption
 at end of period                $71         $95        $131        $221
 Assuming no redemption          $21         $65        $111        $221

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


8 EMERGING GROWTH FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

   [The table below was represented as a bar graph in the printed material.]

10/87(1) 10/88   10/89    10/90  10/91(1)  10/92  10/93  10/94   10/95(2) 10/96
0.00     33.59   27.40  (11.82)  73.78     6.19   24.53  2.80    33.60    12.48

---------------------------------------------------------------------------------------------------------------------------------
Class A  period ended:                                         10/91(1)      10/92    10/93      10/94       10/95(2)    10/96
---------------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                            $18.12      $19.26   $20.60      $25.89      $26.82      $36.09
Net investment income (loss)(3)                                  (0.03)      (0.20)   (0.16)      (0.18)      (0.25)      (0.34)
Net realized and unrealized gain (loss) on investments            1.17        1.60     5.45        1.11        9.52        5.13
Total from investment operations                                  1.14        1.40     5.29        0.93        9.27        4.79
Less distributions:
  Distributions from net realized gain on investments sold          --       (0.06)      --          --          --          --
Net asset value, end of period                                  $19.26      $20.60   $25.89      $26.82      $36.09      $40.88
Total investment return at net asset value(4) (%)                 6.29        7.32    25.68        3.59       34.56       13.27
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                    38,859      46,137   81,263      131,053     179,481     218,497
Ratio of expenses to average net assets (%)                       0.33        1.67     1.40        1.44        1.38        1.32
Ratio of net investment income (loss) to average net assets (%)  (0.15)      (1.03)   (0.70)      (0.71)      (0.83)      (0.86)
Portfolio turnover rate (%)                                         66          48       29          25          23          44
Average brokerage commission rate(5) ($)                           N/A         N/A      N/A         N/A         N/A      0.0669

-----------------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                          10/87(1)       10/88       10/89    10/90    10/91    10/92
-----------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                              $7.89         $7.89      $10.54   $12.76   $11.06   $19.22
Net investment income (loss)(3)                                 (0.0021)         0.09       (0.08)   (0.22)   (0.30)   (0.38)
Net realized and unrealized gain (loss) on investments           0.0021          2.56        2.83    (1.26)    8.46     1.56
Total from investment operations                                 0.0000          2.65        2.75    (1.48)    8.16     1.18
Less distributions:
 Dividends from net investment income                                --            --       (0.04)      --       --       --
 Distributions from net realized gain on investments sold            --            --       (0.49)   (0.22)      --    (0.06)
 Total distributions                                                 --            --       (0.53)   (0.22)      --    (0.06)
Net asset value, end of period                                    $7.89        $10.54      $12.76   $11.06   $19.22   $20.34
Total investment return at net asset value(4) (%)                  0.00         33.59       27.40   (11.82)   73.78     6.19
Total adjusted investment return at net asset value(4,6) (%)      (0.41)        31.00       27.37       --       --       --
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                         79         3,232       7,877   11,668   52,743   86,923
Ratio of expenses to average net assets (%)                        0.03          3.05        3.48     3.11     2.85     2.64
Ratio of adjusted expenses to average net assets(7) (%)            0.44          5.64        3.51       --       --       --
Ratio of net investment income (loss) to average net assets (%)   (0.03)         0.81       (0.67)   (1.64)   (1.83)   (1.99)
Ratio of adjusted net investment income (loss) to
average net assets(7) (%)                                         (0.44)        (1.78)      (0.70)      --       --       --
Portfolio turnover rate (%)                                           0           252          90       82       66       48
Fee reduction per share ($)                                        0.03          0.29       0.004       --       --       --
Average brokerage commission rate(5) ($)                            N/A           N/A         N/A      N/A      N/A      N/A

--------------------------------------------------------------------------------------------------------
Class B - period ended:                                           10/93       10/94   10/95(2)    10/96
--------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                             $20.34      $25.33   $26.04      $34.79
Net investment income (loss)(3)                                   (0.36)      (0.36)   (0.45)      (0.60)
Net realized and unrealized gain (loss) on investments             5.35        1.07     9.20        4.94
Total from investment operations                                   4.99        0.71     8.75        4.34
Less distributions:
 Dividends from net investment income                                --          --       --          --
 Distributions from net realized gain on investments sold            --          --       --          --
 Total distributions                                                 --          --       --          --
Net asset value, end of period                                   $25.33      $26.04   $34.79      $39.13
Total investment return at net asset value(4) (%)                 24.53        2.80    33.60       12.48
Total adjusted investment return at net asset value(4,6) (%)         --          --       --          --
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                     219,484     283,435  393,478     451,268
Ratio of expenses to average net assets (%)                        2.28        2.19     2.11        2.05
Ratio of adjusted expenses to average net assets(7) (%)              --          --       --          --
Ratio of net investment income (loss) to average net assets (%)   (1.58)      (1.46)   (1.55)      (1.59)
Ratio of adjusted net investment income (loss) to
average net assets(7) (%)                                            --          --       --          --
Portfolio turnover rate (%)                                          29          25       23          44
Fee reduction per share ($)                                          --          --       --          --
Average brokerage commission rate(5) ($)                            N/A         N/A      N/A      0.0669

(1) Class A shares and Class B shares commenced operations on August 22, 1991 and October 26, 1987, respectively. (Not annualized.)
(2) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the fund.
(3)   Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7)   Unreimbursed, without fee reduction.


                                                          EMERGING GROWTH FUND 9

Financial Industries Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST II
                                 TICKER SYMBOL   CLASS A: FIDAX   CLASS B: FIDBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks capital appreciation. To pursue this goal, the fund invests in U.S. and foreign financial services companies. These include banks, thrifts, finance companies, brokerage and advisory firms, real estate-related firms and insurance companies.

Under normal circumstances, the fund invests at least 65% of assets in these companies.

PORTFOLIO SECURITIES

[Clip art] The fund invests primarily in the common stocks of U.S. and foreign companies. It may also invest in warrants, preferred stocks and debt securities.

The fund may invest up to 5% of net assets in junk bonds.

For liquidity and flexibility, the fund may place up to 15% of net assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest up to 80% in these securities as a defensive tactic. The fund may also invest in certain higher-risk securities and may engage in other investment practices.

RISK FACTORS

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates in a single sector, its performance is largely dependent on the sector's performance, which may differ from that of the overall stock market. Falling interest rates or deteriorating economic conditions can adversely affect the performance of financial services companies' stocks, while rising interest rates will cause a decline in the value of any debt securities the fund holds. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clip art] James K. Schmidt, CFA, and Thomas Finucane lead the fund's portfolio management team. Mr. Schmidt has been in the investment business since 1974. He joined the adviser in 1985 and is an executive vice president. Mr. Finucane has been in the investment business since joining the adviser in 1990. He is a second vice president.

INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below are based on Class A expenses for the past year, adjusted to reflect any changes. No Class B shares were issued or outstanding during the past year. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                Class A     Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)              5.00%       none
Maximum sales charge imposed on
reinvested dividends                             none        none
Maximum deferred sales charge                    none(1)     5.00%
Redemption fee(2)                                none        none
Exchange fee                                     none        none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                   0.00%       0.00%
12b-1 fee(3)                                     0.30%       1.00%
Other expenses                                   0.90%       0.90%
Total fund operating expenses                    1.20%       1.90%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
Share class                     Year 1      Year 3      Year 5    Year 10
--------------------------------------------------------------------------------
Class A shares                   $62         $86        $113        $188
Class B shares
 Assuming redemption
 at end of period                $69         $90        $123        $204
 Assuming no redemption          $19         $60        $103        $204

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser's agreement to limit expenses (except for 12b-1 and other class-specific expenses). Without this limitation, management fees would be 0.80% for each class, other expenses would be 5.97% for each class and total fund operating expenses would be 7.07% for Class A and 7.77% for Class B.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


10 FINANCIAL INDUSTRIES FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

[The table below was represented as a bar graph in the printed material.]

Volatility, as indicated by Class A
year-by-year total investment return (%)
(scale varies from fund to fund)                      10/96(1)
                                                      29.76(4)

--------------------------------------------------------------------------------------
Class A - period ended:                                                       10/96(1)
--------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                                          $8.50
Net investment income (loss)                                                   0.02(2)
Net realized and unrealized gain (loss) on investments                         2.51
Total from investment operations                                               2.53
Less distributions:
Dividends from net investment income                                             --
Distributions from net realized gain on investments sold                         --
Total distributions                                                              --
Net asset value, end of period                                               $11.03
Total investment return at net asset value(3) (%)                             29.76(4)
Total adjusted investment return at net asset value(3,5) (%)                  26.04(4)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                                    895
Ratio of expenses to average net assets (%)                                    1.20(6)
Ratio of adjusted expenses to average net assets(5) (%)                        7.07(6)
Ratio of net investment income (loss) to average net assets (%)                0.37(6)
Ratio of adjusted net investment income (loss) to average net assets(5) (%)   (5.50)(6)
Portfolio turnover rate (%)                                                      31
Average brokerage commission rate(7) ($)                                     0.0649

--------------------------------------------------------------------------------------
 Class B - period ended:                                                       10/96
--------------------------------------------------------------------------------------
 Per share operating performance
 Net asset value, beginning of period                                            --
 Net investment income (loss)                                                    --
 Net realized and unrealized gain (loss) on investments                          --
 Total from investment operations                                                --
 Less distributions:
  Dividends from net investment income                                           --
  Distributions from net realized gain on investments sold                       --
  Total distributions                                                            --
 Net asset value, end of period                                                  --
 Total investment return at net asset value(3) (%)                               --
 Total adjusted investment return at net asset value(3,5) (%)                    --
 Ratios and supplemental data
 Net assets, end of period (000s omitted) ($)                                    --
 Ratio of expenses to average net assets (%)                                     --
 Ratio of adjusted expenses to average net assets(5) (%)                         --
 Ratio of net investment income (loss) to average net assets (%)                 --
 Ratio of adjusted net investment income (loss) to average net assets(5) (%)     --
 Portfolio turnover rate (%)                                                     --
 Average brokerage commission rate(7) ($)                                        --

(1) Class A shares commenced operations on March 14, 1996.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Unreimbursed, without fee reduction.
(6) Annualized.
(7) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.


                                                    FINANCIAL INDUSTRIES FUND 11

Growth Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST III  TICKER SYMBOL CLASS A: JHNGX
--------------------------------------------------------------------------------
CLASS B: JHGBX
--------------

Goal and strategy

[Clip art] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in stocks that are diversified with regard to industries and issuers. The fund favors stocks of companies whose operating earnings and revenues have grown more than twice as fast as the gross domestic product over the past five years, although not all stocks in the fund's portfolio will meet this criterion.

Portfolio securities

[Clip art] The portfolio invests primarily in the common stocks of U.S. companies. It may also invest in warrants, preferred stocks and convertible debt securities.

For liquidity and flexibility, the fund may invest up to 35% of net assets in investment-grade short-term securities. In abnormal market conditions, it may invest more than 35% in these securities as a defensive tactic. The fund may also invest in certain higher-risk securities, and may engage in other investment practices.

Risk factors

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. Before you invest, please read "More about risk" starting on page 30.

Portfolio management

[Clip art] Anurag Pandit, CFA, is leader of the fund's portfolio management team. A second vice president of the adviser, Mr. Pandit has been a member of the management team since joining John Hancock Funds in April 1996. He assumed leadership of the team on January 1, 1997. Mr. Pandit has been in the investment business since 1984.

Investor expenses

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                     Class A      Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)                  5.00%        none
Maximum sales charge imposed on
reinvested dividends                                 none         none
Maximum deferred sales charge                        none(1)      5.00%
Redemption fee(2)                                    none         none
Exchange fee                                         none         none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                       0.79%        0.79%
12b-1 fee(3)                                         0.30%        1.00%
Other expenses                                       0.39%        0.39%
Total fund operating expenses                        1.48%        2.18%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 Share class                  Year 1      Year 3     Year 5     Year 10
--------------------------------------------------------------------------------
 Class A shares                $64         $94        $127        $218
 Class B shares
  Assuming redemption
  at end of period             $72         $98        $137        $234
  Assuming no redemption       $22         $68        $117        $234

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


12 GROWTH FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]

12/86  12/87  12/88  12/89  12/90  12/91  12/92  12/93  12/94  12/95  10/96(1)
13.83  6.03   11.23  30.96  (8.34) 41.68  6.06   13.03  (7.50) 27.17  19.32(4)

----------------------------------------------------------------------------------------------------------
Class A - period ended:                                   12/86     12/87      12/88      12/89      12/90
----------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                    $ 14.50   $ 14.03   $  12.34   $  13.33   $  15.18
Net investment income (loss)                               0.11      0.22       0.23       0.28       0.16
Net realized and unrealized gain (loss) on investments     1.79      0.64       1.16       3.81      (1.47)
Total from investment operations                           1.90      0.86       1.39       4.09      (1.31)
Less distributions:
  Dividends from net investment income                    (0.17)    (0.28)     (0.23)     (0.29)     (0.16)
  Distributions from net realized gain on
   investments sold                                       (2.20)    (2.27)     (0.17)     (1.95)     (0.78)
  Total distributions                                     (2.37)    (2.55)     (0.40)     (2.24)     (0.94)
Net asset value, end of period                          $ 14.03   $ 12.34   $  13.33   $  15.18   $  12.93
Total investment return at net asset value(3) (%)         13.83      6.03      11.23      30.96      (8.34)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)             87,468    86,426    101,497    105,014    102,416
Ratio of expenses to average net assets (%)                1.03      1.00       1.06       0.96       1.46
Ratio of net investment income (loss) to average
net assets (%)                                             0.77      1.41       1.76       1.73       1.12
Portfolio turnover rate (%)                                  62        68         47         61        102
Average brokerage commission rate(7) ($)                    N/A       N/A        N/A        N/A        N/A

-----------------------------------------------------------------------------------------------------------------------------
Class A - period ended:                                    12/91      12/92      12/93      12/94        12/95       10/96(1)
-----------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                    $  12.93   $  17.48   $  17.32   $  17.40     $  15.89      $   19.51
Net investment income (loss)                                0.04      (0.06)     (0.11)     (0.10)       (0.09)(2)      (0.13)(2)
Net realized and unrealized gain (loss) on investments      5.36       1.10       2.33      (1.21)        4.40           3.90
Total from investment operations                            5.40       1.04       2.22      (1.31)        4.31           3.77
Less distributions:
  Dividends from net investment income                     (0.04)        --         --         --           --             --
  Distributions from net realized gain on
   investments sold                                        (0.81)     (1.20)     (2.14)     (0.20)       (0.69)            --
  Total distributions                                      (0.85)     (1.20)     (2.14)     (0.20)       (0.69)            --
Net asset value, end of period                          $  17.48   $  17.32   $  17.40   $  15.89     $  19.51      $   23.28
Total investment return at net asset value(3) (%)          41.68       6.06      13.03      (7.50)       27.17          19.32(4)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)             145,287    153,057    162,937    146,466      241,700        279,425
Ratio of expenses to average net assets (%)                 1.44       1.60       1.56       1.65         1.48           1.48(5)
Ratio of net investment income (loss) to average
 net assets (%)                                             0.27      (0.36)     (0.67)     (0.64)       (0.46)         (0.73)(5)
Portfolio turnover rate (%)                                   82         71        68          52           68(6)          59
Average brokerage commission rate(7) ($)                     N/A        N/A        N/A        N/A          N/A         0.0695

-----------------------------------------------------------------------------------------
Class B - period ended:                                   12/94(8)    12/95      10/96(1)
-----------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                     $17.16      $15.83     $19.25
Net investment income (loss)                              (0.20)(2)   (0.26)(2)  (0.26)(2)
Net realized and unrealized gain (loss) on investments    (0.93)       4.37       3.84
Total from investment operations                          (1.13)       4.11       3.58
Less distributions:
  Distributions from net realized gain on
  investments sold                                        (0.20)      (0.69)        --
Net asset value, end of period                           $15.83      $19.25     $22.83
Total investment return at net asset value(3) (%)         (6.56)(4)   26.01      18.60(4)
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)              3,807      15,913     25,474
Ratio of expenses to average net assets (%)                2.38(8)     2.31       2.18(8)
Ratio of net investment income (loss) to
average net assets (%)                                    (1.25)(8)   (1.39)     (1.42)(8)
Portfolio turnover rate (%)                                  52          68(6)      59
Average brokerage commission rate(7) ($)                    N/A         N/A     0.0695

(1) Effective October 31, 1996, the fiscal year end changed from December 31 to October 31.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Annualized.
(6) Excludes merger activity.
(7) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(8) Class B shares commenced operations on January 3, 1994.


                                                                  GROWTH FUND 13

Regional Bank Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST II
                                   TICKER SYMBOL  CLASS A: FRBAX CLASS B: FRBFX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in regional banks and lending institutions, including:
o commercial and industrial banks
o savings and loan associations
o bank holding companies

These financial institutions provide full-service banking, have primarily domestic assets and are typically based outside of New York City and Chicago. They may or may not be members of the Federal Reserve, and their deposits may or may not be FDIC-insured.

Under normal circumstances, the fund invests at least 65% of assets in these companies; it may invest up to 35% of assets in other financial services companies, including lending companies and money center banks. The fund may invest up to 5% of net assets in stocks of non-financial services companies and up to 5% in junk bonds issued by banks. Because regional banks typically pay regular dividends, moderate income is an investment goal.

PORTFOLIO SECURITIES

[Clip art] The fund invests primarily in the common stocks of U.S. companies. It may also invest in warrants, preferred stocks and investment-grade convertible debt securities, as well as foreign stocks.

For liquidity and flexibility, the fund may place up to 15% of net assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest up to 80% in these securities as a defensive tactic. The fund may also invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS

[Clip art] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates in a single industry, its performance is largely dependent on the industry's performance, which may differ in direction and degree from that of the overall stock market. Falling interest rates or deteriorating economic conditions can adversely affect the performance of bank stocks, while rising interest rates will cause a decline in the value of any debt securities the fund holds. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clip art] James K. Schmidt, CFA, joined John Hancock in 1985 and has served as the fund's portfolio manager since its inception that year. An executive vice president of the adviser, he has been in the investment business since 1974.

The fund is temporarily closed to new investments except for existing accounts (see the statement of additional information).

INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
Shareholder transaction expenses                    Class A        Class B
--------------------------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)                 5.00%          none
Maximum sales charge imposed on
reinvested dividends                                none           none
Maximum deferred sales charge                       none(1)        5.00%
Redemption fee(2)                                   none           none
Exchange fee                                        none           none

--------------------------------------------------------------------------------
Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
Management fee                                      0.76%          0.76%
12b-1 fee(3)                                        0.30%          1.00%
Other expenses                                      0.32%          0.32%
Total fund operating expenses                       1.38%          2.08%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 Share class                    Year 1      Year 3      Year 5    Year 10
--------------------------------------------------------------------------------
 Class A shares                  $63         $92        $122       $207
 Class B shares
 Assuming redemption
 at end of period                $71         $95        $132       $223
 Assuming no redemption          $21         $65        $112       $223

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


                                                           14 REGIONAL BANK FUND

FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]

3/87(7)  10/87(8)    10/88   10/89  10/90    10/91  10/92(1)  10/93  10/94  10/95  10/96
17.44    (17.36)(4)  36.89   20.46  (32.29)  75.35  37.20     36.71  5.69   30.11  27.89

------------------------------------------------------------------------------------------------------------------------
Class A - period ended:                                      10/92(1)    10/93        10/94         10/95        10/96
------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                       $ 13.47     $ 17.47     $  21.62      $  21.52     $  27.14
Net investment income (loss)                                  0.21        0.26(2)      0.39(2)       0.52(2)      0.63(2)
Net realized and unrealized gain (loss) on investments        3.98        5.84         0.91          5.92         7.04
Total from investment operations                              4.19        6.10         1.30          6.44         7.67
Less distributions:
  Dividends from net investment income                       (0.19)      (0.26)       (0.34)        (0.48)       (0.60)
  Distributions from net realized gain on
  investments sold                                              --       (1.69)       (1.06)        (0.34)       (0.22)
  Total distributions                                        (0.19)      (1.95)       (1.40)        (0.82)       (0.82)
Net asset value, end of period                             $ 17.47     $ 21.62     $  21.52      $  27.14     $  33.99
Total investment return at net asset value(3) (%)            31.26(4)    37.45         6.44         31.00        28.78
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                31,306      94,158      216,978       486,631      860,843
Ratio of expenses to average net assets (%)                   1.41(5)     1.35         1.34          1.39         1.36
Ratio of net investment income to average net assets (%)      1.64(5)     1.29         1.78          2.23         2.13
Portfolio turnover rate (%)                                     53          35           13            14            8
Average brokerage commission rate(6) ($)                       N/A         N/A          N/A           N/A       0.0694

----------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                    3/87(7)    10/87(8)     10/88     10/89     10/90     10/91
----------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                   $  12.51   $   12.68      $ 10.02   $ 11.89   $ 13.00   $  8.13
Net investment income (loss)                               0.20        0.05         0.16      0.20      0.30      0.29
Net realized and unrealized gain (loss) on investment      1.74       (2.17)        3.12      2.02     (4.19)     5.68
Total from investment operations                           1.94       (2.12)        3.28      2.22     (3.89)     5.97
Less distributions:
  Dividends from net investment income                    (0.26)      (0.04)       (0.15)    (0.16)    (0.19)    (0.34)
  Distributions from net realized gain on
  investments sold                                        (1.51)      (0.50)       (1.26)    (0.95)    (0.76)       --
  Distributions from capital paid-in                         --          --           --        --     (0.03)       --
  Total distributions                                     (1.77)      (0.54)       (1.41)    (1.11)    (0.98)    (0.34)
Net asset value, end of period                         $  12.68   $   10.02      $ 11.89   $ 13.00   $  8.13   $ 13.76
Total investment return at net asset value(3) (%)         17.44      (17.36)(4)    36.89     20.46    (32.29)    75.35
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)             54,626      38,721       50,965    81,167    38,992    52,098
Ratio of expenses to average net assets (%)                1.48        2.47(5)      2.17      1.99      1.99      2.04
Ratio of net investment income (loss) to average
net assets (%)                                             1.62        0.73(5)      1.50      1.67      2.51      2.65
Portfolio turnover rate (%)                                  89          58(5)        87        85        56        75
Average brokerage commission rate(6) ($)                    N/A         N/A          N/A       N/A       N/A       N/A

--------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                  10/92      10/93       10/94          10/95         10/96
--------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                   $ 13.76   $  17.44    $  21.56     $    21.43    $    27.02
Net investment income (loss)                              0.18       0.15(2)     0.23(2)        0.36(2)       0.42(2)
Net realized and unrealized gain (loss) on investment     4.56       5.83        0.91           5.89          7.01
Total from investment operations                          4.74       5.98        1.14           6.25          7.43
Less distributions:
 Dividends from net investment income                    (0.28)     (0.17)      (0.21)         (0.32)        (0.40)
 Distributions from net realized gain on
 investments sold                                        (0.78)     (1.69)      (1.06)         (0.34)        (0.22)
 Distributions from capital paid-in                         --         --          --             --            --
 Total distributions                                     (1.06)     (1.86)      (1.27)         (0.66)        (0.62)
Net asset value, end of period                         $ 17.44   $  21.56    $  21.43     $    27.02    $    33.83
Total investment return at net asset value(3) (%)        37.20      36.71        5.69          30.11         27.89
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)            56,016    171,808     522,207      1,236,447     2,408,514
Ratio of expenses to average net assets (%)               1.96       1.88        2.06           2.09          2.07
Ratio of net investment income (loss) to average
net assets (%)                                            1.21       0.76        1.07           1.53          1.42
Portfolio turnover rate (%)                                 53         35          13             14             8
Average brokerage commission rate(6) ($)                   N/A        N/A         N/A            N/A        0.0694

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Annualized.
(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(7) Year ended March 31, 1987.
(8) For the period April 1, 1987 to October 31, 1987.


                                                           REGIONAL BANK FUND 15

Special Equities Fund

REGISTRANT NAME: JOHN HANCOCK SPECIAL EQUITIES FUND
                                TICKER SYMBOL    CLASS A: JHNSX   CLASS B: SPQBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[Clipart] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in small-capitalization companies and companies in situations offering unusual or non-recurring opportunities. Under normal circumstances, the fund invests at least 65% of assets in a diversified portfolio of these companies. The fund looks for companies that dominate an emerging industry or hold a growing market share in a fragmented industry, and that have demonstrated annual earnings and revenue growth of at least 25%, self-financing capabilities and strong management. The fund does not invest for income.

PORTFOLIO SECURITIES

[Clipart] The fund invests primarily in the common stocks of U.S. and foreign companies. It may also invest in warrants, preferred stocks and investment-grade convertible debt securities.

For liquidity and flexibility, the fund may place up to 35% of assets in cash or in investment-grade short-term securities. In abnormal market conditions, it may invest more than 35% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS

[Clipart] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Stocks of small-capitalization and special-situation companies carry higher risks than stocks of larger companies. This is because these companies:
o  may lack proven track records
o  may be dependent on a small number of products or services
o  may be undercapitalized
o  may have highly priced stocks that are sensitive to adverse news

In addition, stocks of these companies are often traded in low volumes, which can increase market and liquidity risks. Before you invest, please read "More about risk" starting on page 30.

MANAGEMENT/SUBADVISER

[Clipart] Michael P. DiCarlo is responsible for the fund's day-to-day investment management. He has served as the fund's portfolio manager since January 1988, and has been in the investment business since 1984. He is currently one of three principals in DFS Advisors, LLC, which was founded in 1996 and serves as subadviser to the fund.

This fund will be closed to new investors at the end of the day its total assets reach $2.5 billion. Further investments will be limited to existing accounts.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clipart] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses           Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)        5.00%     none
 Maximum sales charge imposed on
 reinvested dividends                       none      none
 Maximum deferred sales charge              none(1)   5.00%
 Redemption fee(2)                          none      none
 Exchange fee                               none      none

--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee(3)                         0.81%     0.81%
 12b-1 fee(4)                              0.30%     1.00%
 Other expenses                            0.31%     0.35%
 Total fund operating expenses             1.42%     2.16%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 Share class                 Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares               $64     $93      $124     $212
 Class B shares
   Assuming redemption
   at end of period           $72     $98      $136     $231
   Assuming no redemption     $22     $68      $116     $231

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Includes a subadviser fee equal to 0.25% of the fund`s net assets.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


16 SPECIAL EQUITIES FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clipart] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

   [The table below was represented as a bar graph in the printed material.]

(28.68) 13.72   31.82  (21.89)  95.37   20.25   47.83  (0.12)   37.49    12.96
10/87   10/88   10/89   10/90   10/91   10/92   10/93   10/94   10/95    10/96

-----------------------------------------------------------------------------------------------------------
 Class A - period ended:                               10/87       10/88       10/89      10/90      10/91
-----------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                 $  6.08     $  4.30     $  4.89     $ 6.38    $  4.97
Net investment income (loss)                           (0.03)       0.04        0.01      (0.12)     (0.10)
Net realized and unrealized gain (loss) on
  investments                                          (1.26)       0.55        1.53      (1.27)      4.84
Total from investment operations                       (1.29)       0.59        1.54      (1.39)      4.74
Less distributions:
  Dividends from net investment income                   --           --       (0.05)     (0.02)        --
  Distributions from net realized gain on
  investments sold                                     (0.45)         --          --         --         --
  Distributions from capital paid-in                   (0.04)         --          --         --         --
  Total distributions                                  (0.49)         --      (0.05)      (0.02)        --
Net asset value, end of period                       $  4.30     $  4.89     $  6.38     $ 4.97    $  9.71
Total investment return at net asset
  value (2)(%)                                        (28.68)      13.72       31.82     (21.89)     95.37
Total adjusted investment return at net
  asset value(2,3)                                    (29.41)      12.28       30.75     (21.22)     95.33
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)          10,637      11,714      12,285      8,166     19,713
Ratio of expenses to average net assets (%)             1.50        1.50        1.50       2.63       2.75
Ratio of adjusted expenses to average
  net assets(4)(%)                                      2.23        2.94        2.57       2.95       2.79
Ratio of net investment income (loss) to
  average net assets(%)                                (0.57)       0.82        0.47      (1.58)     (2.12)
Ratio of adjusted net investment income
  (loss) to average net assets(4) (%)                  (1.30)      (0.62)      (0.60)     (1.90)     (2.16)
Portfolio turnover rate (%)                               93          91         115        113        163
Fee reduction per share ($)                             0.04        0.07        0.03       0.02      0.002
Average brokerage commission rate(5) ($)                 N/A         N/A         N/A        N/A        N/A

-----------------------------------------------------------------------------------------------------------------------
Class A - period ended:                                    10/92        10/93         10/94        10/95        10/96
-----------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                     $  9.71     $  10.99     $   16.13     $  16.11     $  22.15
Net investment income (loss)                               (0.19)(1)    (0.20)(1)     (0.21)(1)    (0.18)(1)    (0.22)
Net realized and unrealized gain (loss) on
  investments                                               2.14         5.43          0.19         6.22         3.06
Total from investment operations                            1.95         5.23         (0.02)        6.04         2.84
Less distributions:
  Dividends from net investment income                        --           --            --           --           --
  Distributions from net realized gain on
  investments sold                                         (0.67)       (0.09)           --           --        (0.46)
  Distributions from capital paid-in                          --           --            --           --           --
  Total distributions                                      (0.67)       (0.09)           --           --        (0.46)
Net asset value, end of period                           $ 10.99     $  16.13     $   16.11     $  22.15     $  24.53
Total investment return at net asset
  value (2)(%)                                             20.25        47.83        (0.12)        37.49        12.96
Total adjusted investment return at net
  asset value(2,3)                                            --           --            --           --           --
Ratios and supplemental data
Net assets, end of period (000s omitted) ($) 10,637       44,665      296,793       310,625      555,655      972,312
Ratio of expenses to average net assets (%)                 2.24         1.84          1.62         1.48         1.42
Ratio of adjusted expenses to average
  net assets(4)(%)                                            --           --            --           --           --
Ratio of net investment income (loss) to
  average net assets(%)                                    (1.91)       (1.49)        (1.40)       (0.97)       (0.89)
Ratio of adjusted net investment income
  (loss) to average net assets(4) (%)                         --           --            --           --           --
Portfolio turnover rate (%)                                  114           33            66           82           59
Fee reduction per share ($)                                   --           --            --           --           --
Average brokerage commission rate(5) ($)                     N/A          N/A           N/A          N/A       0.0677

------------------------------------------------------------------------------------------------------------------------
Class B - period ended:                                                   10/93(6)     10/94        10/95        10/96
------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                                     $12.30       $16.08       $15.97       $21.81
Net investment income (loss)                                              (0.18)(1)    (0.30)(1)    (0.31)(1)    (0.40)(1)
Net realized and unrealized gain (loss) on investments                     3.96         0.19         6.15         3.01
Total from investment operations                                           3.78        (0.11)        5.84         2.61
Less distributions:
  Distributions from net realized gain on investments sold                  --            --           --        (0.46)
Net asset value, end of period                                           $16.08       $15.97       $21.81       $23.96
Total investment return at net asset value(2) (%)                         30.73(7)     (0.68)       36.57        12.09
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                            158,281      191,979      454,934      956,374
Ratio of expenses to average net assets (%)                                2.34(8)      2.25         2.20         2.16
Ratio of net investment income (loss) to average net assets (%)           (2.03)(8)    (2.02)       (1.69)       (1.65)
Portfolio turnover rate (%)                                                  33           66           82           59
Average brokerage commission rate(5) ($)                                    N/A          N/A          N/A       0.0677

(1) Based on the average of the shares outstanding at the end of each month.
(2) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(4) Unreimbursed, without fee reduction.
(5) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(6) Class B shares commenced operations on March 1, 1993.
(7) Not annualized.
(8) Annualized.


                                                        SPECIAL EQUITIES FUND 17

Special Opportunities Fund

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST III
                                TICKER SYMBOL    CLASS A: SPOAX   CLASS B: SPOBX
-------------------------------------------------------------------------------

GOAL AND STRATEGY

[Clipart] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests in those economic sectors that appear to have a higher than average earning potential.

Under normal circumstances, at least 75% of the fund's equity securities is invested within five or fewer sectors (e.g., financial services, energy, technology). At times, the fund may focus on a single sector. The fund first determines the inclusion and weighting of sectors, using macroeconomic as well as other factors, then selects portfolio securities by seeking the most attractive companies. The fund may add or drop sectors. Because the fund may invest more than 5% of assets in a single issuer, it is classified as a non-diversified fund.

PORTFOLIO SECURITIES

[Clipart] The fund invests primarily in common stocks of U.S. and foreign companies of any size. It may also invest in warrants, preferred stocks, convertible debt securities, U.S. Government securities and corporate bonds rated at least BBB/Baa, or equivalent, and may invest in certain higher-risk securities. The fund also may make short sales of securities and may engage in other investment practices.

For liquidity and flexibility, the fund may place assets in cash or invest in investment-grade short-term securities.

RISK FACTORS

[Clipart] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. By focusing on a relatively small number of sectors or issuers, the fund runs the risk that any factor influencing those sectors or issuers will have a major effect on performance. The fund may invest in companies with smaller market capitalizations, which represent higher near-term risks than larger capitalization companies. These factors make the fund likely to experience higher volatility than most other types of growth funds. Before you invest, please read "More about risk" starting on page 30.

PORTFOLIO MANAGEMENT

[Clipart] Robert G. Freedman, Benjamin A. Hock, Jr., CFA and James
M. Boyd lead the portfolio management team. Mr. Freedman is vice chairman and chief investment officer of the adviser. He joined the adviser in 1984 and has been in the investment business since 1968. Mr. Hock, a senior vice president, joined the adviser in 1994 and has been in the investment business since 1974. Mr. Boyd, an assistant portfolio manager, has been with John Hancock Funds since 1992.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clipart] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses           Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)        5.00%     none
 Maximum sales charge imposed on
 reinvested dividends                       none      none
 Maximum deferred sales charge              none(1)   5.00%
 Redemption fee(2)                          none      none
 Exchange fee                               none      none

--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                             0.80%     0.80%
 12b-1 fee(3)                               0.30%     1.00%
 Other expenses                             0.50%     0.50%
 Total fund operating expenses              1.60%     2.30%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 Share class                   Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                 $65      $98     $133     $231
 Class B shares
   Assuming redemption
   at end of period             $73     $102     $143     $246
   Assuming no redemption       $23     $72      $123     $246

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


18 SPECIAL OPPORTUNITIES FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clipart] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

   [The table below was represented as a bar graph in the printed material.]

(6.71)    17.53   36.15
10/94(1)  10/95   10/96


----------------------------------------------------------------------------------------------------------------
Class A - period ended:                                                   10/94(1)        10/95         10/96
----------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                                  $    8.50       $    7.93     $    9.32
Net investment income (loss)(2)                                           (0.03)          (0.07)        (0.11)
Net realized and unrealized gain (loss) on investments                    (0.54)           1.46          3.34
Total from investment operations                                          (0.57)           1.39          3.23
Less distributions:
  Distributions from net realized gain on investments sold                   --              --         (1.63)
Net asset value, end of period                                        $    7.93       $    9.32     $   10.92
Total investment return at net asset value(3) (%)                         (6.71)          17.53         36.15
Total adjusted investment return at net asset value(3,4) (%)              (6.83)             --            --
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                             92,325         101,562       156,578
Ratio of expenses to average net assets (%)                                1.50            1.59          1.59
Ratio of adjusted expenses to average net assets(5) (%)                    1.62              --            --
Ratio of net investment income (loss) to average net assets (%)           (0.41)          (0.87)        (1.00)
Ratio of adjusted net investment (loss) to average net assets(5) (%)      (0.53)             --            --
Portfolio turnover rate (%)                                                  57             155           240
Fee reduction per share ($)                                                0.01(2)           --            --
Average brokerage commission rate(6) ($)                                    N/A             N/A        0.0600

----------------------------------------------------------------------------------------------------------------
Class B - period ended:                                                  10/94(1)        10/95         10/96
----------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period                                  $   8.50        $   7.87     $    9.19
Net investment income (loss)(2)                                          (0.09)          (0.13)        (0.18)
Net realized and unrealized gain (loss) on investments                   (0.54)           1.45          3.29
Total from investment operations                                         (0.63)           1.32          3.11
Less distributions:
  Distributions from net realized gain on investments sold                  --              --         (1.63)
Net asset value, end of period                                        $   7.87        $   9.19     $   10.67
Total investment return at net asset value(3) (%)                        (7.41)(4)       16.7          35.34
Total adjusted investment return at net asset value(3,4) (%)             (7.53)             --            --
Ratios and supplemental data
Net assets, end of period (000s omitted) ($)                           131,983         137,363       238,901
Ratio of expenses to average net assets (%)                               2.22            2.30          2.29
Ratio of adjusted expenses to average net assets(5) (%)                   2.34              --            --
Ratio of net investment income (loss) to average net assets (%)          (1.13)          (1.55)        (1.70)
Ratio of adjusted net investment (loss) to average net assets(5) (%)     (1.25)             --            --
Portfolio turnover rate (%)                                                 57             155           240
Fee reduction per share ($)                                               0.01(2)           --            --
Average brokerage commission rate(6) ($)                                   N/A             N/A        0.0600

(1)  Class A and B shares commenced operations on November 1, 1993.
(2)  Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(5)  Unreimbursed, without fee reduction.
(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.


                                                   SPECIAL OPPORTUNITIES FUND 19

Your account

--------------------------------------------------------------------------------
CHOOSING A SHARE CLASS

All John Hancock growth funds offer two classes of shares, Class A and Class B. Each class has its own cost structure, allowing you to choose the one that best meets your requirements. Your financial representative can help you decide.

--------------------------------------------------------------------------------
Class A                                   Class B
--------------------------------------------------------------------------------

o   Front-end sales charges, as           o   No front-end sales charge; all
    described below. There are several        your money goes to work for you
    ways to reduce these charges, also        right away.
    described below.
                                          o   Higher annual expenses than Class
o   Lower annual expenses than Class B        A shares.
    shares.
                                          o   A deferred sales charge on shares
                                              you sell within six years of
                                              purchase, as described below.

                                          o   Automatic conversion to Class A
                                              shares after eight years, thus
                                              reducing future annual expenses.

For actual past expenses of Class A and B shares, see the fund-by-fund information earlier in this prospectus.

Special Equities Fund offers Class C shares, which have their own expense structure and are available to financial institutions only. Call Signature Services for more information (see the back cover of this prospectus).

--------------------------------------------------------------------------------
HOW SALES CHARGES ARE CALCULATED

Class A Sales charges are as follows:

-------------------------------------------------------------------------------
Class A sales charges
-------------------------------------------------------------------------------
                           As a % of       As a % of your
Your investment            offering price  investment

Up to $49,999              5.00%           5.26%
$50,000 - $99,999          4.50%           4.71%
$100,000 - $249,999        3.50%           3.63%
$250,000 - $499,999        2.50%           2.56%
$500,000 - $999,999        2.00%           2.04%
$1,000,000 and over        See below

Investments of $1 million or more Class A shares are available with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) on any shares sold within one year of purchase, as follows:

--------------------------------------------------------------------------------
CDSC on $1 million+ investments
--------------------------------------------------------------------------------
Your investment                CDSC on shares being sold

First $1M - $4,999,999         1.00%
Next $1 - $5M above that       0.50%
Next $1 or more above that     0.25%

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the LAST day of that month.

The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.

Class B Shares are offered at their net asset value per share, without any initial sales charge. However, there is a contingent deferred sales charge
(CDSC) on shares you sell within six years of buying them. There is no CDSC on shares acquired through reinvestment of dividends. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less. The longer the time between the purchase and the sale of shares, the lower the rate of the CDSC:

--------------------------------------------------------------------------------
Class B deferred charges
--------------------------------------------------------------------------------
Years after purchase            CDSC on shares being sold

1st year                        5.00%
2nd year                        4.00%
3rd or 4th year                 3.00%
5th year                        2.00%
6th year                        1.00%
After 6 years                   None

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the FIRST day of that month.

CDSC calculations are based on the number of shares involved, not on the value of your account. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that carry no CDSC. If there are not enough of these to meet your request, we will sell those shares that have the lowest CDSC.


20  YOUR ACCOUNT

--------------------------------------------------------------------------------
SALES CHARGE REDUCTIONS AND WAIVERS

Reducing your Class A sales charges There are several ways you can combine multiple purchases of Class A shares of John Hancock funds to take advantage of the breakpoints in the sales charge schedule. The first three ways can be combined in any manner.

o Accumulation Privilege -- lets you add the value of any Class A shares you already own to the amount of your next Class A investment for purposes of calculating the sales charge.

o Letter of Intention -- lets you purchase Class A shares of a fund over a 13-month period and receive the same sales charge as if all shares had been purchased at once.

o Combination Privilege -- lets you combine Class A shares of multiple funds for purposes of calculating the sales charge.

To utilize: complete the appropriate section of your application, or contact your financial representative or Signature Services to add these options to an existing account.

Group Investment Program A group may be treated as a single purchaser under the accumulation and combination privileges. Each investor has an individual account, but the group's investments are lumped together for sales charge purposes, making the investors potentially eligible for reduced sales charges. There is no charge, no obligation to invest (although initial aggregate investments must be at least $250) and individual investors may terminate their account at any time.

To utilize: contact your financial representative or Signature Services to find out how to qualify, or consult the SAI (see the back cover of this prospectus).

CDSC waivers As long as Signature Services is notified at the time you sell, the CDSC for either share class will generally be waived in the following cases:

o to make payments through certain systematic withdrawal plans
o to make certain distributions from a retirement plan
o because of shareholder death or disability

To utilize: if you think you may be eligible for a CDSC waiver, contact your financial representative or Signature Services, or consult the SAI.

Reinstatement privilege If you sell shares of a John Hancock fund, you may reinvest some or all of the proceeds in the same share class of any John Hancock fund within 120 days without a sales charge, as long as Signature Services is notified before you reinvest. If you paid a CDSC when you sold your shares, you will be credited with the amount of the CDSC. All accounts involved must have the same registration.

To utilize: contact your financial representative or Signature Services.

Waivers for certain investors Class A shares may be offered without front-end sales charges or CDSCs to various individuals and institutions, including:

o  government entities that are prohibited from paying mutual fund sales charges
o financial institutions or common trust funds investing $1 million or more for non-discretionary accounts
o  selling brokers and their employees and sales representatives
o financial representatives utilizing fund shares in fee-based investment products under agreement with John Hancock Funds
o fund trustees and other individuals who are affiliated with these or other John Hancock funds
o individuals transferring assets to a John Hancock fund from an employee benefit plan that has John Hancock funds
o  members of an approved affinity group financial services program
o certain insurance company contract holders (one-year CDSC usually applies) o participants in certain retirement plans with at least 100 members (one-year CDSC applies)

To utilize: if you think you may be eligible for a sales charge waiver, contact your financial representative or Signature Services, or consult the SAI.

--------------------------------------------------------------------------------
OPENING AN ACCOUNT

1  Read this prospectus carefully.

2 Determine how much you want to invest. The minimum initial investments for the John Hancock funds are as follows:

   o  non-retirement account: $1,000
   o  retirement account: $250
   o  group investments: $250
   o Monthly Automatic Accumulation Plan (MAAP): $25 to open; you must invest at least $25 a month
   o fee-based clients of selling brokers who placed at least $2 billion in John Hancock Funds: $500

3 Complete the appropriate parts of the account application, carefully following the instructions. If you have questions, please contact your financial representative or call Signature Services at 1-800-225-5291.

4 Complete the appropriate parts of the account privileges section of the application. By applying for privileges now, you can avoid the delay and inconvenience of having to file an additional application if you want to add privileges later.

5 Make your initial investment using the table on the next page. You and your financial representative can initiate any purchase, exchange or sale of shares.


                                                                 YOUR ACCOUNT 21

--------------------------------------------------------------------------------
 Buying shares
--------------------------------------------------------------------------------
          Opening an account                 Adding to an account

By check

[Clipart] o Make out a check for the         o Make out a check for the
            investment amount, payable         investment amount payable to
            to "John Hancock Signature         "John Hancock Signature
            Services, Inc."                    Services, Inc."

          o Deliver the check and your       o Fill out the detachable
            completed application to your      investment slip from an
            financial representative, or       account statement. If no slip
            mail them to Signature             is available, include a note
            Services (address on next          specifying the fund name, your
            page).                             share class, your account
                                               number and the name(s) in
                                               which the account is
                                               registered.

                                             o Deliver the check and your
                                               investment slip or note to
                                               your financial representative,
                                               or mail them to Signature
                                               Services (address on next page.

By exchange

[Clipart] o Call your financial              o Call your financial
            representative or Signature        representative or Signature
            Services to request an             Services to request an
            exchange.                          exchange.

By wire

[Clipart] o Deliver your completed           o Instruct your bank to wire
            application to your financial      the amount of your
            representative, or mail it to      investment to:
            Signature Services.                First Signature Bank & Trust
                                               Account # 900000260
          o Obtain your account number by      Routing # 211475000
            calling your financial             Specify the fund name, your
            representative or Signature        share class, your account
            Services.                          number and the name(s) in
                                               which the account is
          o Instruct your bank to              registered. Your bank may
            wire the amount of your            charge a fee to wire funds.
            investment to:

            First Signature Bank & Trust
            Account # 900000260
            Routing # 211475000
            Specify the fund name, your
            choice of share class, the new
            account number and the name(s)
            in which the account is
            registered. Your bank may
            charge a fee to wire funds.

By phone

[Clipart] See "By wire" and "By exchange."   o Verify that your bank or
                                               credit union is a member of
                                               the Automated Clearing House
                                               (ACH) system.

                                             o Complete the
                                               "Invest-By-Phone" and "Bank
                                               Information" sections on
                                               your account application.

                                             o Call Signature Services to
                                               verify that these features
                                               are in place on your
                                               account.

                                             o Tell the Signature Services
                                               representative the fund
                                               name, your share class, your
                                               account number, the name(s)
                                               in which the account is
                                               registered and the amount of
                                               your investment.

To open or add to an account using the Monthly Automatic Accumulation Program, see "Additional investor services."


22  YOUR ACCOUNT

--------------------------------------------------------------------------------
Selling shares
--------------------------------------------------------------------------------
          Designed for                    To sell some or all of your shares

By letter

[Clipart] o Accounts of any type.         o Write a letter of instruction or
                                            complete a stock power indicating
          o Sales of any amount.            the fund name, your share class,
                                            your account number, the name(s)
                                            in which the account is registered
                                            and the dollar value or number of
                                            shares you wish to sell.

                                          o Include all signatures and any
                                            additional documents that may be
                                            required (see next page).

                                          o Mail the materials to Signature
                                            Services.

                                          o A check will be mailed to the
                                            name(s) and address in which the
                                            account is registered, or
                                            otherwise according to your letter
                                            of instruction.

By phone

[Clipart] o Most accounts.

          o Sales of up to $100,000.      o For automated service 24 hours a
                                            day using your touch-tone phone,
                                            call the EASI-Line at
                                            1-800-338-8080.

                                          o To place your order with a
                                            representative at John Hancock
                                            Funds, call Signature Services
                                            between 8 A.M. and 4 P.M. Eastern
                                            Time on most business days.

By wire or electronic funds transfer (EFT)

[Clipart] o Requests by letter to sell    o Fill out the "Telephone
            any amount (accounts of any     Redemption" section of your
            type).                          new account application.

          o Requests by phone to sell up  o To verify that the telephone
            to $100,000 (accounts with      redemption privilege is in
            telephone redemption            place on an account, or to
            privileges).                    request the forms to add it
                                            to an existing account, call
                                            Signature Services.

                                          o Amounts of $1,000 or more
                                            will be wired on the next
                                            business day. A $4 fee will
                                            be deducted from your
                                            account.

                                          o Amounts of less than $1,000
                                            may be sent by EFT or by
                                            check. Funds from EFT
                                            transactions are generally
                                            available by the second
                                            business day. Your bank may
                                            charge a fee for this
                                            service.

By exchange

[Clipart] o Accounts of any type.         o Obtain a current prospectus
                                            for the fund into which you
          o Sales of any amount.            are exchanging by calling
                                            your financial
                                            representative or Signature
                                            Services.

                                          o Call your financial
                                            representative or Signature
                                            Services to request an
                                            exchange.

------------------------------------------
Address
John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA  02217-1000

Phone
1-800-225-5291

Or contact your financial representative
for instructions and assistance.
------------------------------------------

                            To sell shares through a systematic withdrawal plan,
                                             see "Additional investor services."


                                                                 YOUR ACCOUNT 23

Selling shares in writing In certain circumstances, you will need to make your request to sell shares in writing. You may need to include additional items with your request, as shown in the table below. You may also need to include a signature guarantee, which protects you against fraudulent orders. You will need a signature guarantee if:

o your address of record has changed within the past 30 days

o you are selling more than $100,000 worth of shares

o you are requesting payment other than by a check mailed to the address of record and payable to the registered owner(s)

You can generally obtain a signature guarantee from the following sources:

o a broker or securities dealer

o a federal savings, cooperative or other type of bank

o a savings and loan or other thrift institution

o a credit union

o a securities exchange or clearing agency

A notary public CANNOT provide a signature guarantee.

--------------------------------------------------------------------------------
Seller                                  Requirements for written requests
--------------------------------------------------------------------------------

Owners of individual, joint, sole       o Letter of instruction.
proprietorship, UGMA/UTMA (custodial
accounts for minors) or general         o On the letter, the signatures and
partner accounts.                         titles of all persons authorized
                                          to sign for the account, exactly
                                          as the account is registered.

                                        o Signature guarantee if applicable
                                          (see above).

Owners of corporate or association      o Letter of instruction.
accounts.
                                        o Corporate resolution, certified
                                          within the past two years.

                                        o On the letter and the resolution,
                                          the signature of the person(s)
                                          authorized to sign for the
                                          account.

                                        o Signature guarantee if applicable
                                          (see above).

Owners or trustees of trust             o Letter of instruction.
accounts.
                                        o On the letter, the signature(s) of
                                          the trustee(s).

                                        o If the names of all trustees are
                                          not registered on the account,
                                          please also provide a copy of the
                                          trust document certified within
                                          the past six months.

                                        o Signature guarantee if applicable
                                          (see above).

Joint tenancy shareholders whose        o Letter of instruction signed by
co-tenants are deceased.                  surviving tenant.

                                        o Copy of death certificate.

                                        o Signature guarantee if applicable
                                          (see above).

Executors of shareholder estates.       o Letter of instruction signed by
                                          executor.

                                        o Copy of order appointing executor.

                                        o Signature guarantee if applicable
                                          (see above).

Administrators, conservators,           o Call 1-800-225-5291 for
guardians and other sellers or            instructions.
account types not listed above.


24  YOUR ACCOUNT

--------------------------------------------------------------------------------
TRANSACTION POLICIES

Valuation of shares The net asset value per share (NAV) for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4 P.M. Eastern Time) by dividing a class's net assets by the number of its shares outstanding.

Buy and sell prices When you buy shares, you pay the NAV plus any applicable sales charges, as described earlier. When you sell shares, you receive the NAV minus any applicable deferred sales charges.

Execution of requests Each fund is open on those days when the New York Stock Exchange is open, typically Monday through Friday. Buy and sell requests are executed at the next NAV to be calculated after your request is accepted by Signature Services.

At times of peak activity, it may be difficult to place requests by phone. During these times, consider using EASI-Line or sending your request in writing.

In unusual circumstances, any fund may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

Telephone transactions For your protection, telephone requests may be recorded in order to verify their accuracy. In addition, Signature Services will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, Signature Services is not responsible for any losses that may occur to any account due to an unauthorized telephone call. Also for your protection, telephone transactions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

Exchanges You may exchange shares of one John Hancock fund for shares of the same class of any other, generally without paying any additional sales charges. The registration for both accounts involved must be identical. Class B shares will continue to age from the original date and will retain the same CDSC rate as they had before the exchange, except that the rate will change to the new fund's rate if that rate is higher. A CDSC rate that has increased will drop again with a future exchange into a fund with a lower rate.

To protect the interests of other investors in the fund, a fund may cancel the exchange privileges of any parties that, in the opinion of the fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. A fund may also refuse any exchange order. A fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

Certificated shares Most shares are electronically recorded. If you wish to have certificates for your shares, please write to Signature Services. Certificated shares can only be sold by returning the certificates to Signature Services, along with a letter of instruction or a stock power and a signature guarantee.

Sales in advance of purchase payments When you place a request to sell shares for which the purchase money has not yet been collected, the request will be executed in a timely fashion, but the fund will not release the proceeds to you until your purchase payment clears. This may take up to ten business days after the purchase.

Eligibility by state You may only invest in, or exchange into, fund shares legally available in your state.

--------------------------------------------------------------------------------
DIVIDENDS AND ACCOUNT POLICIES

Account statements In general, you will receive account statements as follows:

o after every transaction (except a dividend reinvestment) that affects your account balance
o after any changes of name or address of the registered owner(s)
o in all other circumstances, every quarter

Every year you should also receive, if applicable, a Form 1099 tax information statement, mailed by January 31.


Dividends The funds generally distribute most or all of their net earnings in the form of dividends. Any capital gains are distributed annually. Most of the funds do not typically pay income dividends, with the exception of Disciplined Growth Fund and Regional Bank Fund, which typically pay income dividends semi-annually and quarterly, respectively.


                                                                 YOUR ACCOUNT 25

Dividend reinvestments Most investors have their dividends reinvested in additional shares of the same fund and class. If you choose this option, or if you do not indicate any choice, your dividends will be reinvested on the dividend record date. Alternatively, you can choose to have a check for your dividends mailed to you. However, if the check is not deliverable, your dividends will be reinvested.


Taxability of dividends As long as a fund meets the requirements for being a tax-qualified regulated investment company, which each fund has in the past and intends to in the future, it pays no federal income tax on the earnings it distributes to shareholders.

Consequently, dividends you receive from a fund, whether reinvested or taken as cash, are generally considered taxable. Dividends from a fund's long-term capital gains are taxable as capital gains; dividends from other sources are generally taxable as ordinary income.

Some dividends paid in January may be taxable as if they had been paid the previous December. Corporations may be entitled to take a dividends-received deduction for a portion of certain dividends they receive.

The Form 1099 that is mailed to you every January details your dividends and their federal tax category, although you should verify your tax liability with your tax professional.

Taxability of transactions Any time you sell or exchange shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transactions.

Small accounts (non-retirement only) If you draw down a non-retirement account so that its total value is less than $1,000, you may be asked to purchase more shares within 30 days. If you do not take action, your fund may close out your account and mail you the proceeds. Alternatively, Signature Services may charge you $10 a year to maintain your account. You will not be charged a CDSC if your account is closed for this reason, and your account will not be closed if its drop in value is due to fund performance or the effects of sales charges.

--------------------------------------------------------------------------------
ADDITIONAL INVESTOR SERVICES

Monthly Automatic Accumulation Program (MAAP) MAAP lets you set up regular investments from your paycheck or bank account to the John Hancock fund(s) of your choice. You determine the frequency and amount of your investments, and you can terminate your program at any time. To establish:

o Complete the appropriate parts of your account application.
o If you are using MAAP to open an account, make out a check ($25 minimum) for your first investment amount payable to "John Hancock Signature Services, Inc." Deliver your check and application to your financial representative or Signature Services.

Systematic withdrawal plan This plan may be used for routine bill payments or periodic withdrawals from your account. To establish:

o Make sure you have at least $5,000 worth of shares in your account.
o Make sure you are not planning to invest more money in this account (buying shares during a period when you are also selling shares of the same fund is not advantageous to you, because of sales charges).
o Specify the payee(s). The payee may be yourself or any other party, and there is no limit to the number of payees you may have, as long as they are all on the same payment schedule.
o Determine the schedule: monthly, quarterly, semi-annually, annually or in certain selected months.
o Fill out the relevant part of the account application. To add a systematic withdrawal plan to an existing account, contact your financial representative or Signature Services.

Retirement plans John Hancock Funds offers a range of qualified retirement plans, including IRAs, SIMPLE plans, SEPs, 401(k) plans, 403(b) plans (including
TSAs) and other pension and profit-sharing plans. Using these plans, you can invest in any John Hancock fund (except tax-free income funds) with a low minimum investment of $250 or, for some group plans, no minimum investment at all. To find out more, call Signature Services at 1-800-225-5291.


26  YOUR ACCOUNT

Fund details

--------------------------------------------------------------------------------
BUSINESS STRUCTURE

How the funds are organized Each John Hancock growth fund is an open-end management investment company or a series of such a company.

Each fund is supervised by a board of trustees, an independent body that has ultimate responsibility for the fund's activities. The board retains various companies to carry out the fund's operations, including the investment adviser, custodian, transfer agent and others (see diagram). The board has the right, and the obligation, to terminate the fund's relationship with any of these companies and to retain a different company if the board believes it is in the shareholders' best interests.

At a mutual fund's inception, the initial shareholder (typically the adviser) appoints the fund's board. Thereafter, the board and the shareholders determine the board's membership. The boards of the John Hancock growth funds may include individuals who are affiliated with the investment adviser. However, the majority of board members must be independent.

The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving a management contract or approving a 12b-1 plan (12b-1 fees are explained in "Sales compensation").

       [Diagram outlining the business structure of John Hancock Funds.]

                                 SHAREHOLDERS

                          FINANCIAL SERVICES FIRMS AND
 DISTRIBUTION AND            THEIR REPRESENTATIVES
SHAREHOLDER SERVICES
                        Advise current and prospective
                           shareholders on their fund
                        investments, often in the context
                          of an overall financial plan.

     PRINCIPAL DISTRIBUTOR                        TRANSFER AGENT

   John Hancock Funds, Inc.                John Hancock Signature Services, Inc.
    101 Huntington Avenue                     1 John Hancock Way, Suite 1000
    Boston, MA 02199-7603                          Boston, MA 02217-1000

Markets the funds and distributes              Handles shareholder services,
 shares through selling brokers,               including record-keeping and
  financial planners and other             statements, distribution of dividends
   financial representatives.                 and processing of buy and sell
                                                        requests.

       SUBADVISER               INVESTMENT ADVISER                             CUSTODIAN

    DFS Advisors LLC         John Hancock Advisers, Inc.             State Street Bank & Trust Co.
     75 State Street            101 Huntington Avenue                      225 Franklin Street                   ASSET
     Boston, MA 02109            Boston, MA 02199-7603                      Boston, MA 02110                  MANAGEMENT

    Provides portfolio      Manages the funds' business and        Holds the funds' assets, settles all
   management services          investment activities.             portfolio trades and collects most of
to Special Equities Fund                                              the valuation data required for
                                                                        calculating each fund's NAV.



                                  TRUSTEES

                      Supervise the funds' activities.

                                                                 FUND DETAILS 27

Accounting compensation The funds compensate the adviser for performing tax and financial management services. Annual compensation is not expected to exceed 0.02% of each fund's average net assets.

Portfolio trades In placing portfolio trades, the adviser may use brokerage firms that market the fund's shares or are affiliated with John Hancock Mutual Life Insurance Company, but only when the adviser believes no other firm offers a better combination of quality execution (i.e., timeliness and completeness) and favorable price.

Investment goals Except for Discovery Fund, Emerging Growth Fund, Financial Industries Fund and Special Opportunities Fund, each fund's investment goal is fundamental and may only be changed with shareholder approval.

Diversification Except for Special Opportunities Fund, all of the growth funds are diversified.

--------------------------------------------------------------------------------
SALES COMPENSATION

As part of their business strategies, the funds, along with John Hancock Funds, pay compensation to financial services firms that sell the funds' shares. These firms typically pass along a portion of this compensation to your financial representative.

Compensation payments originate from two sources: from sales charges and from 12b-1 fees that are paid out of the funds' assets ("12b-1" refers to the federal securities regulation authorizing annual fees of this type). The 12b-1 fee rates vary by fund and by share class, according to Rule 12b-1 plans adopted by the funds. The sales charges and 12b-1 fees paid by investors are detailed in the fund-by-fund information. The portions of these expenses that are reallowed to financial services firms are shown on the next page.

Distribution fees may be used to pay for sales compensation to financial services firms, marketing and overhead expenses and, for Class B shares, interest expenses.

--------------------------------------------------------------------------------
Class B unreimbursed distribution expenses(1)
--------------------------------------------------------------------------------
                           Unreimbursed      As a % of
Fund                       expenses          net assets

Disciplined Growth         $   3,798,216     4.19%
Discovery                  $     886,207     1.01%
Emerging Growth            $  11,288,492     2.59%
Financial Industries                 N/A     N/A
Growth                     $     208,458     0.79%
Regional Bank              $  59,994,035     3.42%
Special Equities           $  19,220,716     2.54%
Special Opportunities      $   7,346,826     4.20%

(1) As of the most recent fiscal year end covered by each fund's financial highlights. These expenses may be carried forward indefinitely.

Initial compensation Whenever you make an investment in a fund or funds, the financial services firm receives either a reallowance from the initial sales charge or a commission, as described below. The firm also receives the first year's service fee at this time.

Annual compensation Beginning with the second year after an investment is made, the financial services firm receives an annual service fee of 0.25% of its total eligible net assets. This fee is paid quarterly in arrears.

Financial services firms selling large amounts of fund shares may receive extra compensation. This compensation, which John Hancock funds pays out of its own resources, may include asset retention fees as well as reimbursement for marketing expenses.


28  FUND DETAILS

---------------------------------------------------------------------------------------------------------------------------
Class A investments
---------------------------------------------------------------------------------------------------------------------------
                                                        Maximum
                                  Sales charge          reallowance           First year             Maximum
                                  paid by investors     or commission         service fee            total compensation(1)
                                  (% of offering price) (% of offering price) (% of net investment)  (% of offering price)
Up to $49,999                     5.00%                 4.01%                 0.25%                  4.25%
$50,000 - $99,999                 4.50%                 3.51%                 0.25%                  3.75%
$100,000 - $249,999               3.50%                 2.61%                 0.25%                  2.85%
$250,000 - $499,999               2.50%                 1.86%                 0.25%                  2.10%
$500,000 - $999,999               2.00%                 1.36%                 0.25%                  1.60%

Regular investments of
$1 million or more
First $1M - $4,999,999             --                   0.75%                 0.25%                  1.00%
Next $1 - $5M above that           --                   0.25%                 0.25%                  0.50%
Next $1 or more above that         --                   0.00%                 0.25%                  0.25%

Waiver investments(2)              --                   0.00%                 0.25%                  0.25%

---------------------------------------------------------------------------------------------------------------------------
Class B investments
---------------------------------------------------------------------------------------------------------------------------
                                                        Maximum
                                                        reallowance           First year             Maximum
                                                        or commission         service fee            total compensation
                                                        (% of offering price) (% of net investment)  (% of offering price)
All amounts                                             3.75%                 0.25%                  4.00%

(1) Reallowance/commission percentages and service fee percentages are calculated from different amounts, and therefore may not equal total compensation percentages if combined using simple addition.
(2) Refers to any investments made by municipalities, financial institutions, trusts and affinity group members that take advantage of the sales charge waivers described earlier in this prospectus.

CDSC revenues collected by John Hancock Funds may be used to pay commissions when there is no initial sales charge.


                                                                 FUND DETAILS 29

--------------------------------------------------------------------------------
MORE ABOUT RISK

A fund's risk profile is largely defined by the fund's primary securities and investment practices. You may find the most concise description of each fund's risk profile in the fund-by-fund information.

The funds are permitted to utilize -- within limits established by the trustees -- certain other securities and investment practices that have higher risks and opportunities associated with them. To the extent that a fund utilizes these securities or practices, its overall performance may be affected, either positively or negatively. On the following page are brief descriptions of these securities and practices, along with the risks associated with them. The funds follow certain policies that may reduce these risks.

As with any mutual fund, there is no guarantee that the performance of a John Hancock growth fund will be positive over any period of time -- days, months or years. However, stock funds as a category have historically performed better over the long term than bond or money market funds.

--------------------------------------------------------------------------------
TYPES OF INVESTMENT RISK

Correlation risk The risk that changes in the value of a hedging instrument will not match those of the asset being hedged (hedging is the use of one investment to offset the effects of another investment). Incomplete correlation can result in unanticipated risks.

Credit risk The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation.

Currency risk The risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign currency denominated investments and may widen any losses.

Information risk The risk that key information about a security or market is inaccurate or unavailable.

Interest rate risk The risk of market losses attributable to changes in interest rates. With fixed-rate securities, a rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values.

Leverage risk Associated with securities or practices (such as borrowing) that multiply small index or market movements into large changes in value.

o Hedged When a derivative (a security whose value is based on another security or index) is used as a hedge against an opposite position that the fund also holds, any loss generated by the derivative should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.
o Speculative To the extent that a derivative is not used as a hedge, the fund is directly exposed to the risks of that derivative. Gains or losses from speculative positions in a derivative may be substantially greater than the derivative's original cost.

Liquidity risk The risk that certain securities may be difficult or impossible to sell at the time and the price that the seller would like. The seller may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on fund management or performance.

Management risk The risk that a strategy used by a fund's management may fail to produce the intended result. Common to all mutual funds.

Market risk The risk that the market value of a security may move up and down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole.
Common to all stocks and bonds and the mutual funds that invest in them.

Natural event risk The risk of losses attributable to natural disasters, crop failures and similar events.

Opportunity risk The risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments.

Political risk The risk of losses attributable to government or political actions, from changes in tax or trade statutes to governmental collapse and war.

Valuation risk The risk that a fund has valued certain of its securities at a higher price than it can sell them for.


30  FUND DETAILS

--------------------------------------------------------------------------------
Higher-risk securities and practices
--------------------------------------------------------------------------------

This table shows each fund's investment limitations as a percentage of portfolio assets. In each case the principal types of risk are listed (see previous page for definitions). Numbers in this table show allowable usage only; for actual usage, consult the fund's annual/semi-annual reports.

10 Percent of total assets (italic type)
10 Percent of net assets (roman type)
*  No policy limitation on usage;
   fund may be using currently
o  Permitted, but has not typically been used
-- Not permitted

                                                                                                                           Special
                                                         Disciplined          Emerging  Financial       Regional Special    Oppor-
                                                           Growth   Discovery  Growth  Industries Growth  Bank   Equities  tunities
----------------------------------------------------------------------------------------------------------------------------------
Investment practices

Borrowing; reverse repurchase agreements  The borrowing of
money from banks or through reverse repurchase agreements.
Leverage, credit risks.                                           5       5      33.3       33    33.3     5     33.3     33.3

Repurchase agreements  The purchase of a security that
must later be sold back to the seller at the same price
plus interest. Credit risk.                                       *       *         *        *       *     *        *        *

Securities lending  The lending of securities to financial
institutions, which provide cash or government securities
as collateral. Credit risk.                                       5    33.3        30     33.3    33.3    --     33.3     33.3

Short sales The selling of securities which have been
borrowed on the expectation that the market price will drop.
o  Hedged. Hedged leverage, market, correlation, liquidity,
   opportunity risks.                                            --       o         o        o       o    --        o        *
o  Speculative. Speculative leverage, market, liquidity risks.   --       o        --        o       o    --        o        5

Short-term trading  Selling a security soon after purchase.
A portfolio engaging in short-term trading will have higher
turnover and transaction expenses. Market risk.                   *       *         *        *       *     *        *        *

When-issued securities and forward commitments The purchase
or sale of securities for delivery at a future date; market
value may change before delivery.
Market, opportunity, leverage risks.                              *       *         *        *       *     *        *        *

--------------------------------------------------------------------------------------------------------------------------------
Conventional securities

Non-investment-grade securities Securities rated below
BBB/Baa are considered junk bonds. Credit, market,
interest rate, liquidity, valuation, information risks.          --      --        10        5       5     5       --       --

Foreign equities
o  Stocks issued by foreign companies. Market, currency,
   information, natural event, political risks.                  --      25         *        *      15     o        *        *
o  American or European depository receipts, which are
   dollar-denominated securities typically issued by
   American or European banks and are based on ownership
   of securities issued by foreign companies. Market,
   currency, information, natural event, political risks.        10      25         *        *      15     o        *        *
Restricted and illiquid securities  Securities not traded
on the open market. May include illiquid Rule
144A securities. Liquidity, valuation, market risks.             15      15        10       15      15    15       15       15

--------------------------------------------------------------------------------------------------------------------------------
Leveraged derivative securities

Financial futures and options; securities and index
options Contracts involving the right or obligation
to deliver or receive assets or money depending on
the performance of one or more assets or an economic index.
o  Futures and related options. Interest rate, currency,
   market, hedged or speculative leverage, correlation,
   liquidity, opportunity risks.                                   o      *         *        o       o    --        o       *
o  Options on securities and indices. Interest rate,
   currency, market, hedged or speculative leverage,
   correlation, liquidity, credit, opportunity risks.              o      o         *        o       o     o        o       *

Currency contracts Contracts involving the right or
obligation to buy or sell a given amount of foreign currency at a specified price and future date.
o  Hedged. Currency, hedged leverage, correlation, liquidity,
   opportunity risks.                                             --     25         *        o       *    --      o       *
o  Speculative. Currency, speculative leverage, liquidity
   risks.                                                         --     --        --        o      --    --      o      --


                                                                 FUND DETAILS 31

For more information
--------------------------------------------------------------------------------
Two documents are available that offer further information on John Hancock growth funds:

ANNUAL/SEMIANNUAL REPORT TO SHAREHOLDERS
Includes financial statements, detailed performance information, portfolio holdings, a statement from portfolio management and the auditor's report.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
The SAI contains more detailed information on all aspects of the funds. The current annual/semiannual report is included in the SAI.

A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference (is legally a part of this prospectus).

To request a free copy of the current annual/semiannual report or SAI, please write or call:

John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA 02217-1000
Telephone: 1-800-225-5291
EASI-Line: 1-800-338-8080
TDD: 1-800-544-6713
Internet: www.jhancock.com/funds

[Logo] JOHN HANCOCK FUNDS
       A Global Investment Management Firm

       101 Huntington Avenue
       Boston, Massachusetts 02199-7603

                                               (C) 1996 John Hancock Funds, Inc.

                                                                      GROPN 8/97

      John Hancock(R)
       Financial Services

                          John Hancock Funds

                               Growth
                                Fund

                            Annual Report

                           October 31, 1996



TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costile*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward J. Spellman*

*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN

Investors Bank & Trust Company
89 South Street
Boston, Massachusetts 02111

TRANSFER AGENT

John Hancock Investor Services Corporation
P.O. Box 9116
Boston, Massachusetts 02205-9116

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr
60 State Street
Boston, Massachusetts 02109

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072



CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

Most analysts agree that the Social Security system will run out of money by the year 2030 unless Congress makes some changes. Although it seems a long way off, the issue is serious enough that at least one group has already studied the problem, and experts and politicians alike have weighed in with a slew of prescriptions.
Legislative action could be in the offing in 1997.

The problem stems from demographic and societal changes. The number of retirees collecting Social Security is growing rapidly, while the number of workers supporting the system is shrinking. Consider this: in 1950, there were 16 workers paying into the Social Security system for each retiree collecting benefits. Today, there are three workers for each retiree and by 2019 there will be two. Starting then, the Social Security Administration estimates that the amount paid out in Social Security benefits will start to be greater than the amount collected in Social Security taxes. Compounding the issue is the fact that people are retiring earlier and living longer.

The state of the system has already left many people, especially younger and middle-aged workers, feeling insecure about Social Security. A recent survey by the Employee Benefits Research Institute (EBRI) found that 79% of current workers polled had little confidence in the ability of Social Security to maintain the same level of benefits as those received by today's retirees. Instead, they said they expect to use their own savings or employer-sponsored pensions for their retirement. Yet, remarkably, another EBRI survey revealed that only slightly more than half of America's current workers are saving money for retirement. Fewer than half own IRAs or participate in employer-sponsored pension or savings plans.

No matter how Social Security's problems get solved, one thing is clear. Americans need to rely on themselves for accumulating the bulk of their retirement savings. There's no law that says you should have to reduce your standard of living once you stop working. So we encourage you to save all that you can now, so you can live the way you'd like to later.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief
Executive Officer, flush right, next to second paragraph.



By Bernice Behar, CFA, Portfolio Manager

John Hancock
Growth Fund

Large company growth stocks lead market's advance

"...growth
stocks rallied
significantly
during the
past year."


Recently, the Fund's fiscal year end changed from December to October. What follows is a discussion of the Fund's performance for the 12 months ended October 31, 1996.

With corporate profits growing, the economy moving along at a moderate pace, inflation low, and interest rates subdued, growth stocks rallied significantly during the past year. Corporate earnings were the key ingredient to the market's strength. While the market punished those companies that disappointed investors with lower-than-expected earnings (especially small companies and technology concerns) by pushing their stocks lower, it handsomely rewarded those that continued posting strong earnings gains.

Among the market's big winners this year were many high-profile, blue-chip growth stocks. Throughout much of the period, investors favored these stable growth companies, which they viewed as being better able to sustain their earnings growth even if the economy were to slow. The Fund's relatively large holdings in these stocks helped it post a strong performance during the period. For the year ended October 31, 1996, John Hancock Growth Fund Class A and Class B shares posted total returns at net asset value of 18.37% and 17.52%, respectively. That was in comparison to the average growth fund's return of 18.47%, according to Lipper Analytical Services.1 Please see pages six and seven for longer-term Fund performance information.

Strategy overview

A 2 1/4" x 3 1/4" photo of fund management team at bottom right. Caption reads: "Fund Management Team Members (l-r): Rob Hallisey, Bernice Behar, Anurag Pandit, Andrew Slabin".

Roughly six months ago, we began reducing the Fund's stake in consumer non-durable stocks such as pharmaceuticals. We replaced them with stocks that we believed were likely to exhibit strong earnings growth as the economy's growth accelerated. For example, we had a sense that economic growth could set off a wave of investment spending on technology and telecommunications. That's why we added Cascade Communications, a company that makes products that aid in networking, and Intel, the semiconductor chip manufacturer. Not only was economic growth a little better than most observers expected, but these stocks got an added boost from the fact that investors favored them over smaller, less well-known stocks where future earnings were less certain. Throughout the past six months, we continued on a course of emphasizing large, well-known growth stocks. Our commitment to owning the best companies available in the growth arena paid off. That said, here's a closer look at the performance of some of our top holdings:



Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Adaptec 2.8% 2) Paychex 2.7%
3) Gillette 2.7% 4) Intel 2.5% 5) HBO & Co. 2.4%. A footnote below reads "As a percentage of net assets on October 31, 1996."

"...we
continued on
a course of
emphasizing
large,
well-known
growth
stocks."

Table entitled "Scorecard" at bottom left hand column. The heading for the left column is "Investment"; the heading for the center column is "Recent performance... and what's behind the numbers". The first listing is "Lucent Technologies" followed by an up arrow and the phrase "Growth in telecom infrastructure". The second listing is "Nike" followed by an up arrow and the phrase "Leading sporting goods manufacturer." The third listing is "Clear Channel Communications" followed by a down arrow and the phrase "Stock price with profit taking." Footnote below reads "See Schedule of Investments. Investment holdings are subject to change."

Paychex: The stock price of this payroll-processing and payroll-tax-preparation company rose more than 20% over the past six months. The company serves businesses that are outsourcing their payroll functions.

Adaptec: A leading maker of small computer system interface systems used to connect peripherals to computers, Adaptec suffered along with most technology companies in the summer. But since then, the stock has bounced back.

APAC Teleservices: Up roughly 40% from six months ago, this company provides outsourced telephone-based sales, marketing and customer-management services. Its customers are large companies with very large inbound and outbound annual call volume, including credit-card issuers and telecommunications companies.

Coca-Cola: The world's largest producer of soft-drink concentrates continued to grab market share from its competitors while maintaining healthy earnings growth. Its stock rose roughly 20% over the past six months.

Cisco Systems: Despite the correction technology stocks suffered during the summer, Cisco, which produces network equipment and software, rose to $62 at the end of the period, up about 20% from six months earlier.

Cardinal Health: A distributor of health and beauty-care products, pharmaceuticals, surgical and hospital supplies, its stock rose about $20 from six months ago, ending the period at $83.

Intel: The stock price of this leading maker of microcomputer components and related products rose an impressive $40 over the most recent six month period, to close the period at roughly $110. Much of the stock's rise came after the company announced a 40% income jump for the third quarter.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the six months ended October 31, 1996." The chart is scaled in increments of 5% from bottom to top, with 20% at the top and 0% at the bottom. Within the chart there are three solid bars. The first represents the 18.37% total return for the John Hancock Growth Fund: Class A. The second represents the 17.52% total return for the John Hancock Growth Fund: Class B. The third represents the 18.47% total return for the average growth fund. A footnote below reads: "The total returns for John Hancock Growth Fund are at net asset value with all distributions reinvested. The average growth fund is tracked by Lipper Analytical Services. See following two pages for historical performance information."


"...growth
stocks still
have room to
continue to
move
higher..."


Gillette: This well-known consumer products company, which produces toiletries, including razors, electric shavers and dental products, as well as products ranging from coffee makers to Paper Mate and Parker pens, rose from about $55 six months ago to nearly $75 at the end the end of October.

Many of our smaller holdings also performed well. Our energy stocks, including Diamond Offshore Drilling and Reading & Bates, benefited from rising oil and gas prices as well as increased global demand. Some of our retail stocks, including Nike and Saks Holdings (the parent company of Saks Fifth Avenue), benefited from a rise in consumer confidence. As always, there were some disappointments. Corrections Corp. of America, which operates prisons, and Clear Channel Communications, which operates radio and television stations, both suffered from a round of profit taking late in the period.

Outlook

In our view, growth stocks still have room to continue to move higher, assuming good earnings growth. We anticipate that earnings will remain strong for the fourth quarter of this year, although they are not likely to be as robust as we saw in the third quarter. We don't see any real threat of inflation over the next six months and believe that interest rates should remain stable, if not decline somewhat. Given that view, it's likely that we'll remain committed to owning many of the same dynamic companies with their superior track records of growing earnings.
-----------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.



A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Growth Fund. Total return is a performance measure that equals the sum of all income and capital gain distributions, assuming reinvestment of these distributions and the change in the price of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Performance is affected by a 12b-1 plan, which commenced on January 1, 1990 and January 3, 1994 for Class A and Class B shares, respectively. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS

For the period ended September 30, 1996

                           One       Five     Life of
                          Year      Years        Fund
                         ------     ------   --------
John Hancock Growth
Fund: Class A            12.87%     80.83%     232.99%
John Hancock Growth
Fund: Class B            12.99%       N/A       39.22%(1)

AVERAGE ANNUAL TOTAL RETURNS

For the period ended September 30, 1996


                           One       Five     Life of
                          Year      Years        Fund
                         ------     ------   --------
John Hancock Growth
Fund: Class A            12.87%     12.58%      12.78%
John Hancock Growth
Fund: Class B            12.99%       N/A       12.84%(1)

Notes to Performance
(1) Class B shares commenced on January 3, 1994.



WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Growth Fund would be worth on October 31, 1996, assuming you have been invested on the day each class of shares started or have been invested for the most recent ten years and have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index -- an unmanaged index that includes 500 widely traded common stocks and is used often as a measure of stock market performance.

Growth Fund
Class A shares

Line chart with the heading Growth Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $39,194 as of October 31, 1996.

The second line represents the value of the hypothetical $10,000 investment made in the Growth Fund on October 31, 1986, before sales charge, and is equal to $32,800 as of October 31, 1996.

The third line represents the Growth Fund, after sales charge, and is equal to $31,163 as of October 31, 1996.


Growth Fund
Class B shares

Line chart with the heading Growth Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $16,250 as of October 31, 1996.

The second line represents the value of the hypothetical $10,000 investment made in the Growth Fund, before sales charge, on January 3, 1994, and is equal to $13,965 as of October 31, 1996.

The third line represents the value of the Growth Fund, after sales charge, and is equal to $13,665 as of October 31, 1996.




John Hancock Funds - Growth Fund

Statement of Assets and Liabilities
October 31, 1996
----------------------------------------------------------------------
Assets:
Investments at value - Note C:
Common and preferred stocks (cost $174,301,069)           $280,851,563
Joint repurchase agreement (cost - $24,312,000)             24,312,000
Corporate savings account                                          512
                                                          ------------
                                                           305,164,075
Receivable for shares sold                                      10,602
Dividends receivable                                            98,756
Interest receivable                                              3,833
Other assets                                                    27,871
                                                          ------------
Total Assets                                               305,305,137
----------------------------------------------------------------------
Liabilities:
Payable for shares repurchased                                  18,440
Payable to John Hancock Advisers, Inc.
and affiliates - Note B                                        309,405
Accounts payable and accrued expenses                           78,272
                                                          ------------
Total Liabilities                                              406,117
----------------------------------------------------------------------
Net Assets:
Capital paid-in                                            168,641,451
Accumulated net realized gain on investments                29,715,818
Net unrealized appreciation of investments                 106,551,500
Accumulated net investment loss                                 (9,749)
                                                          ------------
Net Assets                                                $304,899,020
======================================================================

Net Asset Value Per Share:
(Based on net asset values and shares
of beneficial interest outstanding -
unlimited number of shares authorized
with no par value, respectively)
Class A - $279,425,384/12,004,765                               $23.28
======================================================================

Class B - $25,473,636/1,115,600                                 $22.83
======================================================================

Maximum Offering Price Per Share*
Class A - ($23.28 x 105.26%)                                    $24.51
======================================================================

* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on October 31, 1996. You'll also find the net asset value and the maximum offering price per share as of that date.

See notes to financial statements.





Statement of Operations
-------------------------------------------------------------------------------------------
                                                           YEAR ENDED,          PERIOD FROM
                                                          DECEMBER 31,   JANUARY 1, 1996 TO
                                                                 1995      OCTOBER 31, 1996(1)
                                                        --------------  ------------------
Investment Income:
Dividends (net of foreign withholding
taxes of $14,730 and $6,297,
respectively)                                               $1,202,907           $1,252,865
Interest                                                       785,627              536,990
                                                            ----------           ----------
                                                             1,988,534            1,789,855
                                                            ----------           ----------
Expenses:
Investment management fee - Note B                           1,561,020            1,884,304
Distribution/service fee - Note B
Class A                                                        559,382              659,141
Class B                                                         82,591              176,381
Transfer agent fee - Note B                                    578,813              629,454
Printing                                                        46,658               31,624
Custodian fee                                                   43,950               47,233
Auditing fee                                                    32,214               33,973
Registration and filing fees                                    29,808               77,260
Trustees' fees                                                  15,625               21,212
Miscellaneous                                                   10,421                8,722
Legal fees                                                       1,633               27,099
Financial services fee - Note B                                     --               44,503
                                                            ----------           ----------
Total Expenses                                               2,962,115            3,640,906
-------------------------------------------------------------------------------------------
Net Investment Loss                                           (973,581)          (1,851,051)
-------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss)
on Investments:
Net realized gain on investments
sold                                                         9,207,214           29,604,241
Change in net unrealized appreciation/
depreciation of investments                                 30,638,725           21,436,182
                                                            ----------           ----------
Net Realized and Unrealized Gain on
Investments                                                 39,845,939           51,040,423
-------------------------------------------------------------------------------------------
Net Increase in Net Assets Resulting
from Operations                                            $38,872,358          $49,189,372
===========================================================================================

(1) Effective October 31, 1996, the fiscal period changed from December 31 to October 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

See notes to financial statements.





Statement of Changes in Net Assets
---------------------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,    PERIOD FROM
                                                                                 --------------------------- JANUARY 1, 1996
                                                                                      1994          1995   TO OCTOBER 31, 1996(1)
                                                                                  ------------  ------------  ------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss                                                                  ($986,780)    ($973,581)  ($1,851,051)
Net realized gain on investments sold                                                1,529,276     9,207,214    29,604,241
Change in net unrealized appreciation/
depreciation of investments                                                        (13,091,731)   30,638,725    21,436,182
                                                                                  ------------  ------------  ------------
Net Increase (Decrease) in Net
Assets Resulting from Operations                                                   (12,549,235)   38,872,358    49,189,372
                                                                                  ------------  ------------  ------------
Distributions to Shareholders:
Distributions from net realized gain
on investments sold
Class A - ($0.2020, $0.6945,
and none per share, respectively)                                                   (1,850,208)   (8,391,968)           --
Class B - ($0.2020, $0.6945,
and none per share, respectively)                                                      (43,984)     (552,264)           --
Class C - ($0.2020, none, and
none per share, respectively)                                                          (18,255)           --            --
                                                                                  ------------  ------------  ------------
                                                                                    (1,912,447)   (8,944,232)           --
                                                                                  ------------  ------------  ------------
From Fund Share Transactions - Net*:                                                 2,086,820    75,837,052    (1,902,994)
                                                                                  ------------  ------------  ------------
Net Assets:
Beginning of period                                                                164,222,326   151,847,464   257,612,642
                                                                                  ------------  ------------  ------------
End of period (including accumulated
net investment loss of none, none, and
$9,749, respectively)                                                             $151,847,464  $257,612,642  $304,899,020
                                                                                  ============  ============  ============

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and redeemed during the last two periods, along with the corresponding dollar value.

* Analysis of Fund Share Transactions:

                                                     YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------   PERIOD FROM JANUARY 1, 1996
                                                   1994                        1995                TO OCTOBER 31, 1996 (1)
                                       ----------------------------  ------------------------   ---------------------------
                                           SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                       -------------  -------------  -----------  ------------  ------------  -------------
CLASS A
Shares sold                                4,198,071   $71,177,794     1,671,481   $32,932,574     2,868,866   $62,914,842
Shares issued in reorganization -
Note D                                            --            --     3,788,495    77,588,384            --            --
Shares issued to shareholders in
reinvestment of distributions                110,953     1,738,305       402,050     7,803,606            --            --
                                         -----------   -----------   -----------   -----------   -----------   -----------
                                           4,309,024    72,916,099     5,862,026   118,324,564     2,868,866    62,914,842
Less shares repurchased                   (4,457,375)  (75,094,698)   (2,691,827)  (52,370,704)   (3,252,462)  (70,867,350)
                                         -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease)                     (148,351)  ($2,178,599)    3,170,199   $65,953,860      (383,596)  ($7,952,508)
                                         ===========   ===========   ===========   ===========   ===========   ===========

CLASS B
Shares sold                                  259,658    $4,192,534       333,335    $6,333,583     2,230,077   $49,208,673
Shares issued in reorganization -
Note D                                            --            --       471,911     9,563,328            --            --
Shares issued to shareholders in
reinvestment of distributions                  2,737        42,721        27,495       526,875            --            --
                                         -----------   -----------   -----------   -----------   -----------   -----------
                                             262,395     4,235,255       832,741    16,423,786     2,230,077    49,208,673
Less shares repurchased                      (21,948)     (347,495)     (246,690)   (4,843,723)   (1,940,975)  (43,159,159)
                                         -----------   -----------   -----------   -----------   -----------   -----------
Net increase                                 240,447    $3,887,760       586,051   $11,580,063       289,102    $6,049,514
                                         ===========   ===========   ===========   ===========   ===========   ===========

CLASS C **
Shares sold                                   30,518      $480,690           841       $15,270
Shares issued to shareholders
in reinvestment of distributions               1,121        17,646            --            --
                                         -----------   -----------   -----------   -----------
                                              31,639       498,336           841        15,270
Less shares repurchased                       (7,014)     (120,677)      (99,061) (  1,712,141
                                         -----------   -----------   -----------   -----------
Net increase (decrease)                       24,625      $377,659       (98,220)  ($1,696,871)
                                         ===========   ===========   ===========   ===========

**  All Class C shares were redeemed on March 31, 1995.
(1) Effective October 31, 1996, the fiscal period changed from December 31 to October 31.

See notes to financial statements.





Financial Highlights

Selected data for a share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios and supplemental data are listed as follows:

                                                              YEAR ENDED DECEMBER 31,                   PERIOD FROM
                                                -----------------------------------------------        JANUARY 1 1996
                                                   1992        1993         1994         1995       TO OCTOBER 31, 1996(9)
                                                --------     --------     --------     --------     ------------------
CLASS A
Per Share Operating Performance
Net Asset Value, Beginning of Period              $17.48       $17.32       $17.40       $15.89                  $19.51
                                                --------     --------     --------     --------                --------
Net Investment Income (Loss)                       (0.06)       (0.11)       (0.10)       (0.09)(1)               (0.13)(1)
Net Realized and Unrealized Gain (Loss)
on Investments                                      1.10         2.33        (1.21)        4.40                    3.90
                                                --------     --------     --------     --------                --------
Total from Investment Operations                    1.04         2.22        (1.31)        4.31                    3.77
                                                --------     --------     --------     --------                --------
Less Distributions:
Distributions from Net Realized Gain on
Investments Sold                                   (1.20)       (2.14)       (0.20)       (0.69)                     --
                                                --------     --------     --------     --------                --------
Total Distributions                                (1.20)       (2.14)       (0.20)       (0.69)                     --
                                                --------     --------     --------     --------                --------
Net Asset Value, End of Period                    $17.32       $17.40       $15.89       $19.51                  $23.28
                                                ========     ========     ========     ========                ========

Total Investment Return at Net Asset Value(2)       6.06%       13.03%      (7.50%)       27.17%                  19.32%(6)
Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)       $153,057     $162,937     $146,466     $241,700                $279,425
Ratio of Expenses to Average Net Assets             1.60%        1.56%        1.65%        1.48%                   1.48%(7)
Ratio of Net Investment Income (Loss) to
Average Net Assets                                 (0.36%)      (0.67%)      (0.64%)      (0.46%)                 (0.73%)(7)
Portfolio Turnover Rate                               71%          68%          52%          68%(3)                  59%
Average brokerage commission rate(4)                 N/A          N/A          N/A          N/A                 $0.0695


                                                                            YEAR ENDED DECEMBER 31,         PERIOD FROM
                                                                           ------------------------     JANUARY 1, 1996
                                                                              1994(5)      1995     TO OCTOBER 31, 1996(9)
                                                                          --------     --------    --------------------
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period                                        $17.16       $15.83                  $19.25
                                                                          --------     --------                --------
Net Investment Loss(1)                                                       (0.20)       (0.26)                  (0.26)
Net Realized and Unrealized Gain (Loss)
on Investments                                                               (0.93)        4.37                    3.84
                                                                          --------     --------                --------
Total from Investment Operations                                             (1.13)        4.11                    3.58
                                                                          --------     --------                --------
Less Distributions:
Distributions from Net Realized Gain on
Investments Sold                                                             (0.20)       (0.69)                     --
                                                                          --------     --------                --------
Net Asset Value, End of Period                                              $15.83       $19.25                  $22.83
                                                                          ========     ========                ========

Total Investment Return at Net Asset Value(2)                                (6.56%)(6)   26.01%                  18.60%(6)
Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)                                   $3,807      $15,913                 $25,474
Ratio of Expenses to Average Net Assets                                       2.38%(7)     2.31%                   2.18%(7)
Ratio of Net Investment Loss to Average Net Assets                           (1.25%)(7)   (1.39%)                 (1.42%)(7)
Portfolio Turnover Rate                                                         52%          68%(3)                  59%
Average brokerage commission rate(4)                                           N/A          N/A                 $0.0695


                                                                      PERIOD ENDED   YEAR ENDED
                                                                       DECEMBER 31, DECEMBER 31,           PERIOD ENDED
                                                                              1993         1994          MARCH 31, 1995
                                                                          --------     --------                --------
CLASS C (8)
Per Share Operating Performance
Net Asset Value, Beginning of Period                                        $17.05       $17.46                  $16.02
                                                                          --------     --------                --------
Net Investment Income (Loss)                                                 (0.02)       (0.01)                   0.02(1)
Net Realized and Unrealized Gain (Loss) on Investments                        2.57        (1.23)                   1.28
                                                                          --------     --------                --------
Total from Investment Operations                                              2.55        (1.24)                   1.30
                                                                          --------     --------                --------
Less Distributions:
Distributions from Net Realized Gain on Investments Sold                     (2.14)       (0.20)                     --
                                                                          --------     --------                --------
Net Asset Value, End of Period                                              $17.46       $16.02                  $17.32
                                                                          ========     ========                ========

Total Investment Return at Net Asset Value(2)                               (15.18%)(6)   (7.07%)                  8.11%(6)
Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)                                   $1,285       $1,574                  $1,672
Ratio of Expenses to Average Net Assets                                       1.05%(7)     1.12%                   1.05%(7)
Ratio of Net Investment Income (Loss) to Average Net Assets                  (0.17%)(7)   (0.08%)                  0.44%(7)
Portfolio Turnover Rate                                                         68%          52%                     39%

(1) Based on the average of the shares outstanding at the end of each month.
(2) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3) Excludes merger activity.
(4) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(5) Class B shares commenced operations on January 3, 1994.
(6) Not annualized.
(7) Annualized.
(8) Class C shares commenced operations on May 7, 1993. Net asset value and net assets at the end of the period reflect amounts prior to the redemption of all shares on March 31, 1995.
(9) Effective October 31, 1996, the fiscal period changed from December 31 to October 31.

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated:
net investment income, gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.





The Schedule of Investments is a complete list of all securities owned by the Growth
Fund on October 31, 1996. It's divided into two main categories: common stocks and short-term investments. Common stocks are further broken down by industry group.
Short-term investments, which represent the Fund's "cash" position, are listed last.

Schedule of Investments
October 31, 1996
-------------------------------------------------------------------------------
                                                   NUMBER OF             MARKET
ISSUER, DESCRIPTION                                   SHARES              VALUE
-------------------------------------------------------------------------------
COMMON STOCK
Banks -- United States (1.76%)
Chase Manhattan Corp.                                  62,400        $5,350,800
                                                                   ------------
Beverages (1.99%)
Coca-Cola Co.                                         120,000         6,060,000
                                                                   ------------
Business Services - Misc (7.53%)
APAC Teleservices, Inc.*                              141,000         6,503,625
Corrections Corp. of America*                         120,000         3,120,000
DST Systems, Inc.*                                     50,000         1,537,500
Paychex, Inc.                                         146,250         8,336,250
Sabre Group Holding, Inc.*                             20,000           610,000
Sterling Commerce, Inc.*                               101,00         2,840,625
                                                                   ------------
                                                                     22,948,000
                                                                   ------------
Computers (16.33%)
Adaptec, Inc.*                                        140,000         8,522,500
Baan Co., N.V.  (Netherlands) *                        50,000         1,850,000
Cabletron Systems, Inc.*                               50,000         3,118,750
cisco Systems, Inc.*                                  110,000         6,806,250
Computer Sciences Corp.*                               30,000         2,227,500
HBO & Co.                                             120,000         7,215,000
McAfee Associates, Inc.*                               33,000         1,501,500
Microsoft Corp.*                                       25,000         3,431,250
Netscape Communications Corp.*                         70,000         3,097,500
Oracle Corp.*                                         140,000         5,923,750
Sun Microsystems, Inc.*                               100,000         6,100,000
                                                                   ------------
                                                                     49,794,000
                                                                   ------------
Cosmetics & Personal Care (4.65%)
Avon Products, Inc.                                   110,000         5,967,500
Gillette Co.                                          110,000         8,222,500
                                                                   ------------
                                                                     14,190,000
                                                                   ------------
Electronics (3.15%)
DSP Communications, Inc.*                              50,000         1,900,000
Intel Corp.                                            70,000         7,691,250
                                                                   ------------
                                                                      9,591,250
                                                                   ------------

Finance (7.76%)
Associates First Capital Corp.
 (Class A)                                            102,500         4,445,938
Concord EFS, Inc.*                                     40,000         1,160,000
First Data Corp.                                       60,000         4,785,000
First USA, Inc.                                        80,000         4,600,000
MBNA Corp.                                            180,000         6,795,000
National Processing, Inc.*                             98,000         1,862,000
                                                                   ------------
                                                                     23,647,938
                                                                   ------------
Leisure (2.39%)
HFS, Inc.*                                             80,000         5,860,000
Marriott International, Inc.                           25,000         1,421,875
                                                                   ------------
                                                                      7,281,875
                                                                   ------------
Linen Supply & Related (1.72%)
Cintas Corp.                                           90,000         5,242,500
                                                                   ------------
Media (5.08%)
Clear Channel Communications, Inc.*                    82,500         6,022,500
Gannett Co., Inc.                                      55,000         4,173,125
Jacor Communications, Inc.*                            28,900           809,200
Tribune Co.                                            55,000         4,496,250
                                                                   ------------
                                                                     15,501,075
                                                                   ------------
Medical (13.00%)
American Home Products Corp.                           40,000         2,450,000
Amgen, Inc.*                                           60,000         3,678,750
Cardinal Health, Inc.                                  82,500         6,476,250
Health Care & Retirement Corp. *                      195,000         4,801,875
Health Management Associates, Inc.
(Class A) *                                           232,500         5,115,000
Johnson & Johnson                                     130,000         6,402,500
Merck & Co., Inc.                                      50,000         3,706,250
Omnicare, Inc.                                         75,000         2,043,750
Pfizer, Inc.                                           60,000         4,965,000
                                                                   ------------
                                                                     39,639,375
                                                                   ------------
Oil & Gas (7.71%)
Diamond Offshore Drilling, Inc.*                      100,000         6,087,500
Halliburton Co.                                        70,000         3,963,750
Reading & Bates Corp.*                                200,000         5,750,000
Schlumberger Ltd.                                      45,000         4,460,625
Western Atlas, Inc.*                                   46,600         3,232,875
                                                                   ------------
                                                                     23,494,750
                                                                   ------------
Retail (9.77%)
CUC International, Inc. *                             213,750         5,236,875
Home Depot, Inc.                                       74,500         4,078,875
Landry's Seafood Restaurants, Inc. *                  150,000         3,075,000
McDonald's Corp.                                       70,000         3,106,250
Men's Wearhouse, Inc. (The) *                          75,000         1,546,875
PETsMART, Inc.*                                       200,000         5,400,000
Saks Holdings, Inc.*                                  107,000         3,745,000
Starbucks Corp.*                                       70,000         2,275,000
Wal-Mart Stores, Inc.                                  50,000         1,331,250
                                                                   ------------
                                                                     29,795,125
                                                                   ------------
Schools / Education (1.28%)
Apollo Group, Inc. (Class A)*                         141,950         3,903,625
                                                                   ------------
Shoes & Related Apparel (1.16%)
Nike, Inc. (Class B)                                   60,000         3,532,500
                                                                   ------------
Telecommunications (5.48%)
Cascade Communications Corp.*                          70,000         5,083,750
Lucent Technologies, Inc.                             100,000         4,700,000
McLeod, Inc. (Class A)*                                90,000         2,925,000
MFS Communications Co., Inc.*                          80,000         4,010,000
                                                                   ------------
                                                                     16,718,750
                                                                   ------------
Textile (1.36%)
Tommy Hilfiger Corp.*                                  80,000         4,160,000
                                                                   ------------
                 TOTAL COMMON STOCK
                 (Cost $174,301,069)                   (92.12%)    $280,851,563
                                                    ---------      ------------

                                                    PAR VALUE
                                      INTEREST         (000'S            MARKET
ISSUER,DESCRIPTION                        RATE       OMITTED)             VALUE
---------------------------------     --------      --------           --------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (7.97%)
Investment in a joint repurchase
agreement transaction with
SBC Capital Markets, Inc.
Dated 10-31-96, Due 11-01-96
(secured by US Treasury Bond,
10.375% Due 11-15-12,
12.00% Due 8-15-13, 11.25%
Due 2-15-15 and  6.25%
Due 8-15-23) Note A                       5.54%       $24,312       $24,312,000
                                                                   ------------
Corporate Savings Account (0.00%)
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.75%                                                          512
                                                                   ------------
       TOTAL SHORT-TERM INVESTMENTS                    (7.97%)       24,312,512
                                                    ---------      ------------
                  TOTAL INVESTMENTS                  (100.09%)     $305,164,075
                                                    =========      ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

See notes to financial statements.




NOTE A --
ACCOUNTING POLICIES

Freedom Investment Trust II (the "Trust"), is an open-end management investment company, registered under the Investment Company Act of 1940. Until July 1, 1996 the Fund was a series of of John Hancock Capital Series. The Trust consists of six series: John Hancock Growth Fund (the "Fund") and John Hancock Global Fund, John Hancock World Bond Fund, John Hancock Short-Term Strategic Income Fund, John Hancock Special Opportunities Fund, and John Hancock International Fund. On May 21, 1996 the Board of Trustees voted to change the fiscal period end from December 31 to October 31. This change is effective October 31, 1996. The other five series of the Trust are reported in separate financial statements. The investment objective of the Fund is to seek long-term capital appreciation through investment in stocks that are diversified with regard to industries and issuers.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis for both financial reporting and federal income tax purposes.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for effect of expenses that may be applied differently to each class as explained previously.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the fund.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees if any, are calculated daily at the class level based on the appropriated net assets of each class and the specific expense rate(s) applicable to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS WITH
AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.80% of the first $250,000,000 of the Fund's average daily net asset value, (b) 0.75% of the next $250,000,000 and (c) 0.70% of the Fund's average daily net asset value in excess of $500,000,000.

In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares of beneficial interest, the fee payable to the Adviser will be reduced to the extent of such excess and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000 and 1.5% of the remaining average daily net asset value.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly-owned subsidiary of the Adviser. For the period ended October 31, 1996, JH Funds received net sales charges of $327,255. Out of this amount, $42,144 was retained and used for printing prospectuses, advertising, sales literature, and other purposes, $113,023 was paid as sales commissions to unrelated broker-dealers, and $172,088 was paid as sales commissions to personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended October 31, 1996, contingent deferred sales charges amounted to $24,916.

In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.25% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.30% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Investor Services Corp. ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

On March 5, 1996, the Board of Trustees approved retroactively to
January 1, 1996, an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for 1996 is estimated to be at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Mr. Richard S. Scipione and Ms. Anne C. Hodsdon are directors and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At October 31, 1996, the Fund's investment to cover the deferred compensation had unrealized appreciation of $1,006.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than short-term obligations, during the period ended October 31, 1996 aggregated
$160,198,737 and $181,563,386, respectively.

The cost of investments owned at October 31, 1996 (excluding the corporate savings account), for Federal income tax purposes was $198,613,069. Gross unrealized appreciation and depreciation of investments aggregated $111,703,275 and $5,152,781, respectively, resulting in net unrealized appreciation of $106,550,494.

NOTE D --
REORGANIZATION

On September 8, 1995, the shareholders of John Hancock Capital Growth Fund (JHCGF) approved a plan of reorganization between JHCGF and the Fund providing for the transfer of substantially all of the assets and liabilities of JHCGF to the Fund in exchange solely for Class A and Class B shares of the Fund. The acquisition was accounted for as a tax free exchange of 3,788,495 Class A shares, and 471,911 Class B shares of John Hancock Growth Fund for the net assets of JHCGF, which amounted to $77,588,384 and $9,563,328 for Class A and B shares, respectively, including $20,624,702 of unrealized appreciation, after the close of business on September 15, 1995.

NOTE E --
RECLASSIFICATION OF ACCOUNTS

During the year ended October 31, 1996, the Fund has reclassified the accumulated net investment loss of $1,841,302 to capital paid-in. This represents the cumulative amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of October 31, 1996. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to the treatment of net operating losses in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principle. The calculation of net investment income per share in the financial highlights excludes these adjustments.



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of John Hancock Freedom Investment Trust II
  John Hancock Growth Fund

We have audited the accompanying statement of assets and liabilities of the John Hancock Growth Fund (the "Fund"), one of the portfolios constituting John Hancock Freedom Investment Trust II, including the schedule of investments, as of October 31, 1996, and the related statements of operations for the period from January 1, 1996 to October 31, 1996 and for the year ended December 31, 1995, and the statement of changes in net assets and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1996, by correspondence with the custodian and brokers, and other auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the John Hancock Growth Fund portfolio of John Hancock Freedom Investment Trust II at October 31, 1996, the results of its operations for the period from January 1, 1996 to October 31, 1996 and the year ended December 31, 1995, and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.

                                      /S/Ernst & Young LLP

Boston, Massachusetts
December 10, 1996

TAX INFORMATION NOTICE (UNAUDITED)

For Federal Income Tax purposes, the following information is furnished with respect to the distributions of the Fund during its fiscal year ended October 31, 1996.

The Fund designated distributions to shareholders of 29,715,818 as long-term capital gain dividends. Shareholders will be mailed a 1996 U.S. Treasury Department Form 1099-DIV in January 1997 representing their proportionate share. The Fund has not paid any distributions of ordinary income dividends during the fiscal year ended October 31, 1996.

None of the distributions noted above qualify for the corporate dividends received deduction.



SHAREHOLDER MEETING (UNAUDITED)

On June 26, 1996, a special meeting of John Hancock Growth Fund was held.

The Shareholders approved an Agreement and Plan of Reorganization for the Fund. The shareholder votes were 7,179,931 FOR, 160,816 AGAINST and 640,860 ABSTAINING.

The Shareholders elected the following Trustees with the votes as indicated:

NAME OF TRUSTEE            FOR         WITHHELD
--------------------    ---------     ---------
Dennis S. Aronowitz     7,941,304     291,693
Edward J. Boudreau      7,951,696     281,300
Richard P. Chapman      7,951,852     281,144
William J. Cosgrove     7,947,660     285,337
Douglas M. Costle       7,949,952     283,044
Leland O. Erdahl        7,946,132     286,864
Richard A. Farrell      7,951,243     281,754
Gail D. Fosler          7,949,690     283,306
William F. Glavin       7,933,386     299,611
Anne C. Hodsdon         7,952,849     280,148
Dr. John A. Moore       7,947,906     285,091
Patti McGill Peterson   7,948,493     284,503
John W. Pratt           7,945,169     287,827
Richard S. Scipione     7,933,061     299,936
Edward J. Spellman      7,945,134     287,863



NOTES
John Hancock Funds - Growth Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



NOTES
John Hancock Funds - Growth Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



NOTES
John Hancock Funds - Growth Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603

Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John Hancock Growth Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with caption "Printed on
Recycled Paper."                                               2000A 10/96
                                                                     12/96

--------------------------------------------------------------------------------
                               John Hancock Funds
--------------------------------------------------------------------------------











                                     Growth
                                      Fund



                               SEMI-ANNUAL REPORT





                                 April 30, 1997

================================================================================

                                    TRUSTEES
                            Edward J. Boudreau, Jr.
                              Dennis S. Aronowitz*
                            Richard P. Chapman, Jr.*
                              William J. Cosgrove*
                               Douglas M. Costle*
                               Leland O. Erdahl*
                              Richard A. Farrell*
                                Gail D. Fosler*
                               William F. Glavin*
                                Anne C. Hodsdon
                               Dr. John A. Moore*
                             Patti McGill Peterson*
                                 John W. Pratt*
                              Richard S. Scipione
                              Edward J. Spellman*
                        *Members of the Audit Committee

                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                  Second Vice President and Compliance Officer

                                   CUSTODIAN
                         Investors Bank & Trust Company
                              200 Clarendon Street
                          Boston, Massachusetts 02116

                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                             Boston, MA 02217-1000

                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109


                               Chairman's Message

DEAR FELLOW SHAREHOLDERS:

After two years of spectacular performance, the stock market in 1997 has given investors its starkest reminder in a while of one of investing's basic tenets: markets move down as well as up. It's understandable if investors had lost sight of that fact. The bull market that began six years ago has given investors annual double-digit returns and more modest price declines than usual. And in the two years encompassing 1995 and 1996, the S&P 500 Index gained more than 50%. This Pollyanna environment has tracked along with a sustained economic recovery, now in its seventh year, that has been marked by moderate growth, low interest rates and tame inflation.

   But recently, many have begun to wonder about this bull market. Since reaching new highs in early March, the Dow Jones Industrial Average tumbled by more than 7% at the end of March and wiped out nearly all it had gained since the start of the year. It was the worst decline that the market had seen since 1990. In early April, the Dow was down by 9.8%, within shouting distance of a 10% correction. By the end of the month, it had bounced back into record territory again.

[ 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

   As the market continues to fret over interest rates and inflation, investors should be prepared for more volatility. It also makes sense to do something we've always advocated: set realistic expectations. Keep in mind that the stock market's historic yearly average has been about 10%, not the 20%-plus annual average of the last two years or even the 16% annual average over the last 10 years. Remember that the kind of market volatility we've seen lately is more like the way the market really works. Fluctuations go with the territory. And market corrections can be healthy, serving to bring inflated stock prices down to more reasonable levels, thereby reducing some of the market's risk.

   Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. Make sure that your investment strategies reflect your individual time horizons, objectives and risk tolerance, and that they are based upon your needs. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================

                    By Anurag Pandit, CFA, Portfolio Manager

                                  John Hancock
                                  Growth Fund

                     Stocks take investors on a wild ride;
                selectivity becomes key in searching for growth

On January 1, 1997, Anurag Pandit began leading the management team of John Hancock Growth Fund. Since joining John Hancock Funds in 1996, Mr. Pandit has been a member of the Fund's management team. Previously he was a vice president and equity analyst at Loomis-Sayles.

The investment environment was anything but dull during the six months ended April 30, 1997. The Dow Jones Industrial Average and the S&P 500 Stock Index hit successive highs through early February, fueled by strong corporate earnings, increased investor demand, moderate economic growth, low inflation and favorable interest rates. But early indications of stronger-than-expected economic growth and lurking inflation put an end to the party as investors responded with sobriety over the possibility of a pre-emptive Federal Reserve interest-rate hike.

   In March, the Fed raised the fed funds rate by 0.25% to 5.50%, capping off weeks of volatility in both the equity and fixed-income markets.

--------------------------------------------------------------------------------
             "The investment environment was anything but dull..."
--------------------------------------------------------------------------------

   While John Hancock Growth Fund participated in the market's rally in December and the early part of January, the downturn in February and March took its toll on performance. As a result, the Fund gave back most of the gains it realized through January. Weakness in the portfolio's technology holdings further hindered the Fund's ability to make any headway. Although

[A 2 1/4" x 3 3/4"  photo of the Fund  management  team.  Caption  below  reads:
"Anurog Pandit (standing) and Fund management team members: (l-r) Rob Hallisey, Bernice Behar and Andrew Slabin."]

================================================================================

                        John Hancock Funds - Growth Fund


[Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Johnson & Johnson 2.7 % 2) Coca Cola 2.5% 3) Walt Disney 2.2% 4) Diamond Offshore Drilling 2.1% 5) Gillette 2.1%. A footnote below reads "As a percentage of net assets onApril 30, 1997."]

--------------------------------------------------------------------------------
        A number of the Fund's holdings are large-cap, household names.
--------------------------------------------------------------------------------

the Fund has rebounded in the final weeks of the period, performance overall was disappointing and the Fund lagged its peers. For the six months ended April 30, 1997, John Hancock Growth Fund's Class A shares and Class B shares returned a total of -0.38% and -0.68% at net asset value, respectively. This compares to the 7.15% total return of the average growth fund, according to Lipper Analytical Services, Inc. 1 Longer-term and comparative performance can be found on pages six and seven of this report.

Technology reduced but not eliminated
Like many industries, technology has been hurt by general concerns over a rising interest-rate environment. Increased competition, questionable sales and earnings growth and high debt margins provided an added drag on the appreciation potential of a wide variety of technology stocks. While many of the Fund's hi-tech positions contributed significantly to performance initially, substantial exposure to this sector hampered returns later in the period and proved to be one of the main reasons why the Fund underperformed its competitors. An example of one disappointing performer, which we sold during the period, was Paychex, a payroll processing/tax-preparation company. After rising considerably last fall, the company's stock price moved downward not only in sympathy with the broad sector but also as a result of its acquisition of a professional employee organization, a lower margin business.

[Table entitled "Scorecard" at bottom left hand column. The heading for the left column is "Investment"; the heading for the center column is "Recent performance.. and what's behind the numbers". The first listing is "Johnson & Johnson" followed by an up arrow and the phrase "Robust product pipeline". The second listing is "McDonnell Douglas" followed by a horizontal arrow and the phrase "Future potential from merger and worldwide fleet demand." The third listing is "Netscape" followed by a down arrow and the phrase "Hurt by tech-stock correction and growing pains." Footnote below reads "See "Schedule of Investments." Investment holdings are subject to change."]

   As 1996 came to a close, our research uncovered early indications of industry-wide price competition and slowing demand in the data networking industry. We chose to sell several key holdings, believing that the bulk of their price appreciation was behind them. Cisco Systems, 3COM and Cascade Communications, were a few of the holdings sold. The move proved timely and helped soften the impact of this sector's rout, during which the prices of these stocks got pummeled. As a result of our decision, the Fund's weighting in technology was reduced from approximately 25%-30% of net assets in November 1996 to roughly 17% by period's end.

Worst over for tech stocks?
Because the long-term fundamentals of many corporations remain attractive, technology nevertheless continues to be a considerable component of the Fund's portfolio. We believe demand for enhancing the way people communicate, as well as the continuing drive for corporate cost-efficiency and increased productivity, has set the stage for high growth in technology-related issues for decades to come. As the Fund seeks companies whose earnings are growing at least twice the rate of the economy, many tech stocks -- with their

================================================================================

                        John Hancock Funds - Growth Fund


[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the six months ended April 30, 1997." The chart is scaled in increments of 1% from bottom to top, with 8% at the top and -1% at the bottom. Within the chart there are three solid bars. The first represents the -0.38% total return for the John Hancock Growth Fund: Class A. The second represents the -0.68% total return for the John Hancock Growth Fund: Class B. The third represents the 7.15% total return for the average growth fund. A footnote below reads: "The total returns for John Hancock Growth Fund are at net asset value with all distributions reinvested. The average growth fund is tracked by Lipper Analytical Services. See the following two pages for historical performance information."]

accelerated earnings possibilities and dynamic growth potential -- are prime portfolio candidates. Going forward, we will look cautiously to buy on dips, selectively adding to positions when share prices become too compelling to ignore.

Health-care stocks well represented
The ongoing demand for quality healthcare -- in good economic times and bad -- makes an attractive case for being exposed to all areas of the health-care industry. Several issues, in fact, have helped buoy performance during the market's recent turbulence, including Johnson & Johnson and Pfizer. We've also increased the Fund's weighting in managed care operations as evidence has emerged that provider price increases are sticking.

Household names give Fund stability
Throughout the period, investors have preferred the relative safety, liquidity, and consistent growth characteristics of large, multinational companies, such as Coca-Cola and Gillette -- two portfolio stocks that have helped mitigate this year's volatility. We've also recently built up the Fund's position in Walt Disney Co., and acquired Boeing, which stands to benefit from it's pending merger with McDonnell Douglas and the strong demand for fleets overseas.

   We've increased the Fund's weighting in consumer staples and consumer cyclical stocks, purchasing CVS and Walgreen's and adding to existing positions, such as Home Depot and Wal-Mart. By owning stocks of companies that are dominant players in their industries and whose products typically remain in relatively solid demand even in a slower economic environment, we have been able to position the Fund a bit more defensively as we enter the second half of fiscal 1997.

Keeping an eye on the dollar, interest rates
No amount of research or data can give us the ability to predict what course the market will take next. We are, however, keeping a watchful eye on the interest-rate horizon and the dollar's unabashed strength, mindful that both could potentially have an adverse effect on corporate earnings. When selecting companies that rely on foreign subsidiaries for much of their growth, we will look only for those that are geographically diversified and in high demand - ones whose growth potential can offset unfavorable currency exchange rates. We remain committed to searching for companies that exhibit, in our opinion, solid fundamentals and the best possible growth characteristics for any environment.

--------------------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1 Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================
--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Growth Fund. Total return is a performance measure that equals the sum of all income and capital gains distributions, assuming reinvestment of these distributions and the change in the price of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent-deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Performance is affected by a 12b-1 plan, which commenced on January 1, 1990 and January 3, 1994 for Class A and Class B shares, respectively. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------
John Hancock Growth Fund: Class A            1.56%    66.75%     150.50%
John Hancock Growth Fund: Class B(1)         1.17%    31.70%       N/A

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------
John Hancock Growth Fund: Class A            1.56%   10.77%        9.62%
John Hancock Growth Fund: Class B(1)         1.17%    8.87%        N/A



















                              Notes to Performance

(1) Class B shares commenced on January 3, 1994.

================================================================================
--------------------------------------------------------------------------------
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------

The charts on the right show how much a $10,000 investment in the John Hancock Growth Fund would be worth on April 30, 1997, assuming you have been invested and have reinvested all distributions for the entire time periods represented in the graphs. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index -- an unmanaged index that includes 500 widely traded common stocks and is used often as a measure of stock market performance.

[Line chart with the heading Growth Fund:Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $44,959 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Growth
Fund on October 31, 1986, before sales charge, and is equal to $32,673 as of April 30, 1997. The third line represents the Growth Fund, after sales charge, and is equal to $31,040 as of April 30, 1997.]

[Line chart with the heading Growth Fund Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $18,641 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Growth Fund, before sales charge, on January 3, 1994, and is equal to $13,870 as of April 30, 1997. The third line represents the value of the Growth Fund, after sales charge, and is equal to $13,570 as of April 30, 1997.]

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on April 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Assets:
  Investments at value - Note C:
    Common stocks (cost - 176,163,695) .........................   $239,799,406
    Joint repurchase agreement (cost - 54,815,000) .............     54,815,000
    Corporate savings account ..................................         10,366
                                                                   ------------
 ...............................................................    294,624,772
  Receivable for investments sold ..............................      8,561,752
  Receivable for shares sold ...................................         29,847
  Dividends receivable .........................................         71,323
  Interest receivable ..........................................         10,159
  Other assets .................................................         27,871
                                                                   ------------
                              Total Assets .....................    303,325,724
                              -------------------------------------------------
Liabilities:
  Payable for investments purchased ............................      2,822,719
  Payable for shares repurchased ...............................         73,085
  Payable to John Hancock Advisers, Inc.
    and affiliates - Note B ....................................        248,132
  Accounts payable and accrued expenses ........................         47,946
                                                                   ------------
                              Total Liabilities ................      3,191,882
                              -------------------------------------------------
Net Assets:
  Capital paid-in ..............................................    194,695,141
  Accumulated net realized gain on investments .................     42,527,240
  Net unrealized appreciation of investments ...................     63,636,717
  Accumulated net investment loss ..............................  (     725,256)
                                                                   ------------
                              Net Assets .......................   $300,133,842
                              =================================================

Net Asset Value Per Share:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with no par value, respectively)
  Class A - $271,090,214/12,958,944                                $      20.92
  =============================================================================
  Class B - $29,043,628/1,423,285                                  $      20.41
  =============================================================================
Maximum Offering Price Per Share*
  Class A - ($20.92 x 105.26%)                                     $      22.02
  =============================================================================
* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.


The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Six months ended April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Investment Income:
  Dividends ....................................................     $  828,336
  Interest .....................................................        780,765
                                                                     ----------
 ...............................................................      1,609,101
                                                                     ----------
  Expenses:
    Investment management fee - Note B .........................      1,211,922
    Distribution and service fee - Note B
      Class A ..................................................        417,255
      Class B ..................................................        142,397
    Transfer agent fee - Note B ................................        411,796
    Custodian fee ..............................................         31,054
    Financial services fee - Note B ............................         28,748
    Registration and filing fees ...............................         27,593
    Printing ...................................................         19,370
    Auditing fee ...............................................         17,865
    Trustees' fees .............................................         11,515
    Miscellaneous ..............................................          3,182
    Legal fees .................................................          1,911
                                                                     ----------
                              Net Expenses .....................      2,324,608
                              -------------------------------------------------
                              Net Investment Loss ..............    (   715,507)
                              -------------------------------------------------

Realized and Unrealized Gain (Loss) on Investments:
  Net realized gain on investments sold ........................     42,527,505
  Change in net unrealized appreciation/depreciation
    of investments .............................................    (42,914,783)
                                                                     ----------
                              Net Realized and Unrealized
                              Loss on Investments ..............    (   387,278)
                              --------------------------------------------------
                              Net Decrease in Net Assets
                              Resulting from Operations ........    ($1,102,785)
                              =================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                                PERIOD FROM       SIX MONTHS ENDED
                                                                             YEAR ENDED      JANUARY 1, 1996 TO     APRIL 30, 1997
                                                                         DECEMBER 31, 1995   OCTOBER 31, 1996(1)     (UNAUDITED)
                                                                         -----------------   -------------------     -----------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment loss ..................................................   ($   973,581)       ($  1,851,051)       ($   715,507)
  Net realized gain on investments sold ................................      9,207,214           29,604,241          42,527,505
  Change in net unrealized appreciation/depreciation of investments ....     30,638,725           21,436,182        ( 42,914,783)
                                                                            -----------         ------------         -----------
    Net Increase (Decrease) in Net Assets Resulting from Operations ....     38,872,358           49,189,372        (  1,102,785)
                                                                            -----------         ------------         -----------
Distributions to Shareholders:
  Distributions from net realized gain on investments sold
    Class A - ($0.6945, none and $2.2830 per share, respectively) ......   (  8,391,968)              --           (  26,978,610)
    Class B - ($0.6945, none and $2.2830 per share, respectively) ......   (    552,264)              --           (   2,737,473)
                                                                            -----------         ------------         -----------
  Total Distributions to Shareholders ..................................   (  8,944,232)              --           (  29,716,083)
                                                                            -----------         ------------         -----------
From Fund Share Transactions - Net* ....................................     75,837,052        (   1,902,994)         26,053,690
                                                                            -----------         ------------         -----------
Net Assets:
  Beginning of period ..................................................    151,847,464          257,612,642         304,899,020
                                                                            -----------         ------------         -----------
  End of period (including accumulated net investment loss of none,
    $9,749 and $725,256, respectively) .................................   $257,612,642         $304,899,020        $300,133,842
                                                                           ============         ============        ============
* Analysis of Fund Share Transactions:
                                                                                     PERIOD FROM              SIX MONTHS ENDED
                                                             YEAR ENDED          JANUARY 1, 1996 TO            APRIL 30, 1997
                                                         DECEMBER 31, 1995       OCTOBER 31, 1996(1)             (UNAUDITED)
                                                      -----------------------------------------------------------------------------
                                                        SHARES       AMOUNT      SHARES       AMOUNT       SHARES         AMOUNT
                                                      ---------   -----------   ---------   -----------   ---------    ------------
CLASS A
  Shares sold .....................................   1,671,481   $32,932,574   2,868,866   $62,914,842   4,554,564    $100,381,803
  Shares issued in reorganization - Note D ........   3,788,495    77,588,384      --            --
  Shares issued to shareholders in reinvestment
    of distributions ..............................     402,050     7,803,606      --            --       1,190,440      25,034,945
                                                      ---------   -----------   ---------   -----------   ---------    ------------
                                                      5,862,026   118,324,564   2,868,866    62,914,842   5,745,004     125,416,748
  Less shares repurchased .........................  (2,691,827) ( 52,370,704) (3,252,462) ( 70,867,350) (4,790,825)  ( 106,020,842)
                                                      ---------   -----------   ---------   -----------   ---------    ------------
  Net increase (decrease) .........................   3,170,199   $65,953,860  (  383,596) ($ 7,952,508)    954,179    $ 19,395,906
                                                      =========   ===========   =========   ===========   =========    ============
CLASS B
  Shares sold .....................................     333,335   $ 6,333,583   2,230,077   $49,208,673     430,031    $  9,283,682
  Shares issued in reorganization - Note D ........     471,911     9,563,328      --            --
  Shares issued to shareholders in reinvestment
    of distributions ..............................      27,495       526,875      --            --         124,391       2,559,110
                                                      ---------   -----------   ---------   -----------   ---------    ------------
                                                        832,741    16,423,786   2,230,077    49,208,673     554,422      11,842,792
  Less shares repurchased ........................   (  246,690) (  4,843,723) (1,940,975) ( 43,159,159) (  246,737) (    5,185,008)
                                                      ---------   -----------   ---------   -----------   ---------    ------------
  Net increase ...................................      586,051   $11,580,063     289,102   $ 6,049,514     307,685    $  6,657,784
                                                      =========   ===========   =========   ===========   =========    ============
CLASS C **
  Shares sold                                               841        15,270
  Less shares repurchased                            (   99,061) (  1,712,141)
                                                      ---------   -----------
  Net decrease                                       (   98,220) ($ 1,696,871)
                                                      =========   ===========

**   All Class C shares were redeemed on March 31, 1995.
(1) Effective October 31, 1996, the fiscal period end changed from December 31 to October 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last three periods, along with the corresponding dollar value.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
--------------------------------------------------------------------------------

                                                                   YEAR ENDED DECEMBER 31,            PERIOD FROM   SIX MONTHS ENDED
                                                           -------------------------------------- JANUARY 1, 1996 TO  APRIL 30, 1997
                                                            1992      1993      1994      1995    OCTOBER 31, 1996(9)  (UNAUDITED)
                                                           -------------------------------------- -------------------  -----------
CLASS A
Per Share Operating Performance
  Net Asset Value, Beginning of Period .................   $  17.48  $  17.32  $  17.40  $  15.89     $  19.51      $  23.28
                                                           --------  --------  --------  --------     --------      --------
  Net Investment Loss ..................................  (    0.06)(    0.11)(    0.10)(    0.09)(1)(    0.13)(1) (    0.04)(1)
  Net Realized and Unrealized Gain (Loss)
    on Investments .....................................       1.10      2.33 (    1.21)     4.40         3.90     (    0.04)
                                                           --------  --------  --------  --------     --------      --------
      Total from Investment Operations .................       1.04      2.22 (    1.31)     4.31         3.77     (    0.08)
                                                           --------  --------  --------  --------     --------      --------
  Less Distributions:
    Distributions from Net Realized Gain on
      Investments Sold .................................  (    1.20)(    2.14)(    0.20)(    0.69)        --       (    2.28)
                                                           --------  --------  --------  --------     --------      --------
  Net Asset Value, End of Period .......................   $  17.32  $  17.40  $  15.89  $  19.51     $  23.28      $  20.92
                                                           ========  ========  ========  ========     ========      ========
  Total Investment Return at Net Asset Value(2) ........      6.06%    13.03% (   7.50%)   27.17%       19.32%(6)  (   0.38%)(6)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .............   $153,057  $162,937  $146,466  $241,700     $279,425      $271,090
  Ratio of Expenses to Average Net Assets ..............      1.60%     1.56%     1.65%     1.48%        1.48%(7)      1.45%(7)
  Ratio of Net Investment Loss to Average Net Assets ...  (   0.36%)(   0.67%)(   0.64%)(   0.46%)   (   0.73%)(7) (   0.40%)(7)
  Portfolio Turnover Rate ..............................        71%       68%       52%       68%(3)       59%           61%
  Average Brokerage Commission Rate(4) .................      N/A       N/A       N/A       N/A       $ 0.0695      $ 0.0696

                                                                 YEAR ENDED DECEMBER 31,    PERIOD FROM       SIX MONTHS ENDED
                                                                                          JANUARY 1, 1996 TO   APRIL 30, 1997
                                                                    1994(5)       1995    OCTOBER 31, 1996(9)    (UNAUDITED)
                                                                   --------      -------  -------------------    -----------
CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period .........................    $ 17.16      $ 15.83       $ 19.25         $ 22.83
                                                                    -------      -------       -------         -------
  Net Investment Loss(1) .......................................   (   0.20)    (   0.26)     (   0.26)       (   0.12)
  Net Realized and Unrealized Gain (Loss) on Investments .......   (   0.93)        4.37          3.84        (   0.02)
                                                                    -------      -------       -------         -------
      Total from Investment Operations .........................   (   1.13)        4.11          3.58        (   0.14)
                                                                    -------      -------       -------         -------
  Less Distributions:
    Distributions from Net Realized Gain on Investments Sold ...   (   0.20)    (   0.69)         --          (   2.28)
                                                                    -------      -------       -------         -------
  Net Asset Value, End of Period ...............................    $ 15.83      $ 19.25       $ 22.83        $ 20.41
                                                                    =======      =======       =======        =======
  Total Investment Return at Net Asset Value(2) ................   (  6.56%)(6)   26.01%        18.60%(6)    (  0.68%)(6)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .....................    $ 3,807      $15,913       $25,474        $29,044
  Ratio of Expenses to Average Net Assets ......................      2.38%(7)     2.31%         2.18%(7)       2.15%(7)
  Ratio of Net Investment Loss to Average Net Assets ...........   (  1.25%)(7) (  1.39%)       (1.42%)(7)   (  1.10%)(7)
  Portfolio Turnover Rate ......................................        52%          68%(3)        59%            61%
  Average Brokerage Commission Rate(4) .........................      N/A          N/A         $0.0695        $0.0696

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                                    PERIOD ENDED         YEAR ENDED       PERIOD ENDED
                                                                 DECEMBER 31, 1993   DECEMBER 31, 1994   MARCH 31, 1995
                                                                 -----------------   -----------------   --------------
CLASS C (8)
Per Share Operating Performance
  Net Asset Value, Beginning of Period .........................       $ 17.05            $ 17.46           $ 16.02
                                                                       -------            -------           -------
  Net Investment Income (Loss) .................................      (   0.02)          (   0.01)             0.02(1)
  Net Realized and Unrealized Gain (Loss) on Investments .......          2.57           (   1.23)             1.28
                                                                       -------            -------           -------
      Total from Investment Operations .........................          2.55           (   1.24)             1.30
                                                                       -------            -------           -------
  Less Distributions:
    Distributions from Net Realized Gain on Investments Sold ...      (   2.14)          (   0.20)             --
                                                                       -------            -------           -------
    Net Asset Value, End of Period .............................       $ 17.46            $ 16.02           $ 17.32
                                                                       =======            =======           =======
  Total Investment Return at Net Asset Value(2) ................      ( 15.18%)(6)       (  7.07%)            8.11%(6)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .....................       $ 1,285            $ 1,574           $ 1,672
  Ratio of Expenses to Average Net Assets ......................         1.05%(7)           1.12%             1.05%(7)
  Ratio of Net Investment Income (Loss) to Average Net Assets ..      (  0.17%)(7)       (  0.08%)            0.44%(7)
  Portfolio Turnover Rate ......................................           68%                52%               39%

(1)  Based on the average of the shares outstanding at the end of each month.
(2)  Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3)  Excludes merger activity.
(4)  Per portfolio share traded. Required for fiscal years that began September 1, 1995, or later.
(5)  Class B shares commenced operations on January 3, 1994.
(6)  Not annualized.
(7)  Annualized.
(8)  Class C shares commenced  operations on May 7, 1993. Net asset value and net assets at the end of the period reflect amounts prior to the redemption of all shares on March 31, 1995.
(9)  Effective  October 31, 1996, the fiscal period changed from December 31 to October 31.




The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


Schedule of Investments
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by the Growth Fund on April 30, 1997. It's divided into two main categories: common stocks and short-term investments. Common stocks are further broken down by industry group. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                      MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES         VALUE
-------------------                          ----------------         -----

COMMON STOCKS
Aerospace (1.78%)
  McDonnell Douglas Corp. ...................     90,000           $  5,343,750
                                                                   ------------
Banks - United States (0.63%)
  Chase Manhattan Corp. .....................     20,400              1,889,550
                                                                   ------------
Beverages (2.54%)
  Coca-Cola Co. (The) .......................    120,000              7,635,000
                                                                   ------------
Business Services - Misc (0.87%)
  Sterling Commerce, Inc.* ..................    101,000              2,613,375
                                                                   ------------
Computers (10.67%)
  BMC Software, Inc.* .......................     95,000              4,108,750
  Cabletron Systems, Inc.* ..................     65,500              2,259,750
  cisco Systems, Inc.* ......................     29,400              1,521,450
  Compaq Computer Corp.* ....................     35,000              2,988,125
  Computer Associates International, Inc. ...     41,900              2,178,800
  Computer Sciences Corp.* ..................     80,000              5,000,000
  Electronics for Imaging, Inc.* ............    120,000              4,710,000
  EMC Corp.* ................................     70,000               2,546,250
  HBO & Co. .................................     50,000              2,675,000
  Oracle Corp.* .............................     50,000              1,987,500
  Parametric Technology Corp.* ..............     45,000              2,036,250
                                                                   ------------
                                                                     32,011,875
                                                                   ------------
Cosmetics & Personal Care (2.12%)
  Gillette Co. (The) ........................     75,000              6,375,000
                                                                   ------------
Electronics (4.09%)
  Adaptec, Inc.* ............................    127,500              4,717,500
  Applied Materials, Inc.* ..................     40,000              2,195,000
  Intel Corp. ...............................     35,000              5,359,375
                                                                   ------------
                                                                     12,271,875
                                                                   ------------

                                                                      MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES         VALUE
-------------------                          ----------------         -----

Finance (3.32%)
  Associates First Capital Corp. (Class A) ..     70,000           $  3,587,500
  First USA, Inc. ...........................     50,000              2,406,250
  MBNA Corp. ................................    120,000              3,960,000
                                                                   ------------
                                                                      9,953,750
                                                                   ------------
Food (0.70%)
  Sara Lee Corp. ............................     50,000              2,100,000
                                                                   ------------
Household (0.48%)
  Rubbermaid, Inc. ..........................     60,000              1,440,000
                                                                   ------------
Leisure (5.22%)
  Callaway Golf Co. .........................    100,000              2,987,500
  Disney (Walt) Co., (The) ..................     80,000              6,560,000
  HFS, Inc.* ................................     80,000              4,740,000
  Marriott International, Inc. ..............     25,000              1,381,250
                                                                   ------------
                                                                     15,668,750
                                                                   ------------
Linen Supply & Related (1.64%)
  Cintas Corp. ..............................     90,000              4,927,500
                                                                   ------------
Media (3.21%)
  Gannett Co., Inc. .........................     55,000              4,798,750
  Tribune Co. ...............................    110,000              4,826,250
                                                                   ------------
                                                                      9,625,000
                                                                   ------------
Medical (15.70%)
  American Home Products Corp. ..............     60,000              3,975,000
  Cardinal Health, Inc. .....................     70,000              3,727,500
  Health Care & Retirement Corp. * ..........    195,000              6,166,875
  Health Management Associates, Inc.
    (Class A) * .............................    232,500              6,219,375
  Johnson & Johnson .........................    130,000              7,962,500
  Merck & Co., Inc. .........................     50,000              4,525,000
  Omnicare, Inc. ............................    100,000              2,437,500
  Oxford Health Plans, Inc.* ................     30,000              1,976,250
  Pfizer, Inc. ..............................     60,000              5,760,000
  United Healthcare Corp ....................     90,000              4,376,250
                                                                   ------------
                                                                     47,126,250
                                                                   ------------
Mortgage - Equity REIT (0.58%)
  Spieker Properties, Inc. ..................     50,000              1,743,750
                                                                   ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                                                      MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES         VALUE
-------------------                          ----------------         -----

Oil & Gas (12.91%)
  Chevron Corp. .............................     60,000           $  4,110,000
  Diamond Offshore Drilling, Inc.* ..........    100,000              6,437,500
  Exxon Corp. ...............................     90,000              5,096,250
  Halliburton Co. ...........................     85,000              6,003,125
  Reading & Bates Corp.* ....................    200,000              4,475,000
  Schlumberger, Ltd. ........................     45,000              4,983,750
  Smith International, Inc.* ................    100,000              4,737,500
  Western Atlas, Inc. * .....................     46,600              2,889,200
                                                                   ------------
                                                                     38,732,325
                                                                   ------------
Pollution Control (1.64%)
  U.S.A Waste Services, Inc.* ...............    150,000              4,912,500
                                                                   ------------
Retail (8.44%)
  CVS Corp. .................................    120,000              5,955,000
  Dollar General Corp. ......................     50,000              1,581,250
  Home Depot, Inc. ..........................    100,000              5,800,000
  Starbucks Corp.* ..........................     70,000              2,091,250
  Wal-Mart Stores, Inc. .....................    220,000              6,215,000
  Walgreen Co ...............................     80,000              3,680,000
                                                                   ------------
                                                                     25,322,500
                                                                   ------------
Schools / Education (0.49%)
  Apollo Group, Inc. (Class A)* .............     55,150              1,482,156
                                                                   ------------
Telecommunications (1.34%)
  WorldCom, Inc.* ...........................    168,000              4,032,000
                                                                   ------------
Textile (1.53%)
  Jones Apparel Group, Inc.* ................    110,000              4,592,500
                                                                   ------------
                          TOTAL COMMON STOCKS
                          (Cost $176,163,695)  (  79.90%)           239,799,406
                                                --------           ------------

                                        INTEREST       PAR VALUE        MARKET
ISSUER, DESCRIPTION                       RATE       (000S OMITTED)     VALUE

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (18.26%)
  Investment in joint repurchase
    agreement transaction with
    Aubrey G. Lanston & Co. -
    Dated 4-30-97, Due 5-01-97
    (Secured by U.S. Treasury
    Bills,  5.37% thru 5.78%
    Due 8-21-97 thru 3-05-98,
    U.S. Treasury Bonds,
    7.125% thru 11.25% Due
    2-15-15 thru 2-15-23 and U.S.
    Treasury Notes, 5.125%
    thru 7.75% Due 8-31-98
    thru 5-15-05) - Note A              5.375%         $54,815     $ 54,815,000
                                                                   ------------
Corporate Savings Account (0.00%)
  Investors Bank & Trust Company
    Daily Interest Savings Account
    Current Rate 4.95%                                                   10,366
                                                                   ------------
                    TOTAL SHORT-TERM INVESTMENTS     (  18.26%)      54,825,366
                                                      --------     ------------
                               TOTAL INVESTMENTS     (  98.16%)    $294,624,772
                                                      ========     ============
* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.


                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


(UNAUDITED)
NOTE A --
ACCOUNTING POLICIES

John Hancock Investment Trust III (the "Trust"), is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of six series: John Hancock Growth Fund (the "Fund") and John Hancock Global Fund, John Hancock World Bond Fund, John Hancock Short-Term Strategic Income Fund, John Hancock Special Opportunities Fund and John Hancock International Fund. The other five series of the Trust are reported in separate financial statements. The investment objective of the Fund is to seek long-term capital appreciation through investment in stocks that are diversified with regard to industries and issuers.

   The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

   Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obli-gations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis for both financial reporting and federal income tax purposes.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund identifies the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

   The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for effect of expenses that may be applied differently to each class.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees if any, are calculated daily at the class level based on the appropriated net assets of each class and the specific expense rate(s) applicable to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable,

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


taking into consideration, among other things, the nature and type of expense and the relative sizes of the fund.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended April 30, 1997.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.80% of the first $250,000,000 of the Fund's average daily net asset value, (b) 0.75% of the next $250,000,000 and (c) 0.70% of the Fund's average daily net asset value in excess of $500,000,000.

   The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended April 30, 1997, JH Funds received net sales charges of $219,432. Out of this amount, $34,007 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $69,835 was paid as sales commissions to unrelated broker-dealers, and $115,590 was paid as sales commissions to personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996, of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

   Class B shares which are redeemed within six years of purchase will be subject to a contingent-deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended April 30, 1997, contingent-deferred sales charges amounted to $24,815.

   In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

   The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

   The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

   Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Growth Fund


cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At April 30, 1997, the Fund's investment to cover the deferred compensation had unrealized appreciation of $1,006.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases  and  proceeds  from  sales  of  securities,   other  than  short-term
obligations, during the period ended April 30, 1997, aggregated $168,667,675 and $209,308,664, respectively.

   The cost of investments owned at April 30, 1997 (excluding the corporate savings account), for federal income tax purposes was $230,978,695. Gross unrealized appreciation and depreciation of investments aggregated $68,213,649 and $4,577,938, respectively, resulting in net unrealized appreciation of $63,635,711.

NOTE D --
REORGANIZATION

On September 8, 1995, the shareholders of John Hancock Capital Growth Fund (JHCGF) approved a plan of reorganization between JHCGF and the Fund providing for the transfer of substantially all of the assets and liabilities of JHCGF to the Fund in exchange solely for Class A and Class B shares of the Fund. The acquisition was accounted for as a tax free exchange of 3,788,495 Class A shares, and 471,911 Class B shares of John Hancock Growth Fund for the net assets of JHCGF, which amounted to $77,588,384 and $9,563,328 for Class A and Class B shares, respectively, including $20,624,702 of unrealized appreciation, after the close of business on September 15, 1995.

================================================================================
                                     NOTES

                        John Hancock Funds - Growth Fund

================================================================================
                                     NOTES

                        John Hancock Funds - Growth Fund

================================================================================
                                     NOTES

                        John Hancock Funds - Growth Fund

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Growth Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              200SA 4/97
                                                                            6/97

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM


             VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL
               SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS




                      JOHN HANCOCK DISCIPLINED GROWTH FUND
               101 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02199
               SPECIAL MEETING OF SHAREHOLDERS - NOVEMBER 12, 1997
                   PROXY SOLICITATION BY THE BOARD OF TRUSTEES


     The undersigned, revoking previous proxies, hereby appoint(s) Edward J. Boudreau, Jr., Susan S. Newton and James B. Little, with full power of substitution in each, to vote all the shares of beneficial interest of John Hancock Disciplined Growth Fund ("Disciplined Growth Fund") which the undersigned is (are) entitled to vote at the Special Meeting of Shareholders (the "Meeting") of Disciplined Growth Fund to be held at 101 Huntington Avenue, Boston, Massachusetts, on November 12, 1997 at 9:00 a.m., Boston time, and at any adjournment(s) of the Meeting. All powers may be exercised by a majority of all proxy holders or substitutes voting or acting, or, if only one votes and acts, then by that one. Receipt of the Proxy Statement dated September 22, 1997 is hereby acknowledged. If not revoked, this proxy shall be voted for the proposal:


                                            PLEASE SIGN, DATE AND RETURN
                                            PROMPTLY IN ENCLOSED ENVELOPE

                                            Date __________________, 1997

                                             NOTE: Signature(s) should agree
                                             with name(s) printed herein. When
                                             signing as attorney, executor,
                                             administrator, trustee or guardian,
                                             please give your full title as
                                             such. If a corporation, please sign
                                             in full corporate name by president
                                             or other authorized officer. If a
                                             partnership, please sign in
                                             partnership name by authorized
                                             person.

                                             -----------------------------------
                                             Signature(s)

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM





VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS.

THIS PROXY SHALL BE VOTED IN FAVOR OF (FOR) PROPOSAL 1 IF NO SPECIFICATION IS MADE BELOW. AS TO ANY OTHER MATTER, THE PROXY OR PROXIES SHALL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT. PLEASE VOTE BY FILLING IN THE APPROPRIATE BOX BELOW, AS SHOWN, USING BLUE OR BLACK INK OR DARK PENCIL. DO NOT USE RED INK.

     (1) To approve an Agreement and Plan of Reorganization between Disciplined Growth Fund and John Hancock Growth Fund. Under this Agreement, Disciplined Growth Fund would transfer all of its assets to Growth Fund in exchange for shares of Growth Fund. These shares will be distributed proportionately to you and the other shareholders of Disciplined Growth Fund. Growth Fund will also assume Disciplined Growth Fund's liabilities.

               ----                         ----                        ----
     FOR      |____|               AGAINST |____|             ABSTAIN  |____|

           PLEASE DO NOT FORGET TO SIGN THE REVERSE SIDE OF THIS CARD.

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

                            JOHN HANCOCK GROWTH FUND

                               September 22, 1997

This statement of additional information is not a prospectus. It should be read in conjunction with the related proxy statement and prospectus which is also dated September 22, 1997. This statement of additional information provides additional information about John Hancock Growth Fund and the fund that it is acquiring, John Hancock Disciplined Growth Fund. Please retain this statement of additional information for future reference. A copy of the proxy statement and prospectus can be obtained free of charge by calling John Hancock Signature Services, Inc., at 1-800-225-5291.

                                TABLE OF CONTENTS
                                                                                                               Page
                                                                                                      Introduction3

                                                                          Additional Information About Growth Fund3
         General Information and History
         Investment Objective and Policies
         Management of Growth Fund
         Control Persons and Principal Holders of Shares Investment Advisory and
         Other Services Brokerage  Allocation Capital Stock and Other Securities
         Purchase,  Redemption  and  Pricing  of Growth  Fund  Shares Tax Status
         Underwriters Calculation of Performance Data Financial Statements

                                                              Additional Information about Disciplined Growth Fund4
         General Information and History
         Investment Objective and Policies
         Management of Disciplined Growth Fund
         Investment Advisory and Other Services
         Brokerage Allocation
         Capital Stock and Other Securities
         Purchase, Redemption and Pricing of Disciplined Growth Fund Shares
         Tax Status
         Underwriters
         Calculation of Performance Data
         Financial Statements

Exhibits

A - Statement of additional information, dated March 1, 1997, of John Hancock Growth Fund including audited financial statements as of October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997.

B - Statement of additional information, dated March 1, 1997, of John Hancock Disciplined Growth Fund including audited financial statements as of October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997.

C - Pro forma combined financial statements as of April 30, 1997 assuming the reorganization of John Hancock Disciplined Growth Fund into John Hancock Growth Fund occurred on that date.

                                  INTRODUCTION

         This statement of additional information is intended to supplement the information provided in a proxy statement and prospectus dated September 22, 1997. The proxy statement and prospectus has been sent to the shareholders of Disciplined Growth Fund in connection with the solicitation by the trustees of Disciplined Growth Fund of proxies to be voted at the special meeting of shareholders of Disciplined Growth Fund to be held on November 12, 1997. This statement of additional information incorporates by reference the statement of additional information of Growth Fund, dated March 1, 1997, and the statement of additional information of Disciplined Growth Fund, also dated March 1, 1997. The Growth Fund SAI and the Disciplined Growth Fund SAI are included with this statement of additional information.

                    Additional Information About Growth Fund
                    ----------------------------------------

General Information and History
-------------------------------

         For additional information about Growth Fund generally and its history, see "Organization of the Fund" in the Growth Fund SAI.

Investment Objective and Policies
---------------------------------

         For additional  information about Growth Fund's  investment  objective,
policies  and   restrictions   see  "Investment   Objective  and  Policies"  and
"Investment Restrictions" in the Growth Fund SAI.

Management of Growth Fund
-------------------------

         For additional information about the Growth Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Growth Fund SAI.

Control Persons and Principal Holders of Shares
-----------------------------------------------

         For additional information about control persons of Growth Fund and principal holders of shares of Growth Fund, see "Those Responsible for Management" in the Growth Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Growth Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Growth Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Growth Fund's brokerage allocation practices, see "Brokerage Allocation" in the Growth Fund SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics of Growth Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Growth Fund SAI.

Purchase, Redemption and Pricing of Growth Fund Shares
------------------------------------------------------

         For additional information about the determination of net asset value, see "Net Asset Value" in the Growth Fund SAI.

Tax Status
----------

         For additional information about the tax status of Growth Fund, see "Tax Status" in the Growth Fund SAI.

Underwriters
------------

         For additional information about Growth Fund's principal underwriter and the distribution contract between the principal underwriter and Growth Fund, see "Distribution Contracts" in the Growth Fund SAI.

Calculation of Performance Data
-------------------------------

         For additional information about the investment performance of Growth Fund, see "Calculation of Performance" in the Growth Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Growth Fund at October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997 are attached to the Growth Fund SAI.

         Pro Forma combined financial statements as of April 30, 1997 are also attached hereto.

              Additional Information About Disciplined Growth Fund
              ----------------------------------------------------

General Information and History
-------------------------------

         For additional information about Disciplined Growth Fund generally and its history, see "Organization of the Funds" in the Disciplined Growth Fund SAI.

Investment Objectives and Policies
----------------------------------

         For additional information about Disciplined Growth Fund's investment objectives, policies and restrictions, see "Investment Objective and Policies" and "Investment Restrictions" in the Disciplined Growth Fund SAI.

Management of Disciplined Growth Fund
-------------------------------------

         For additional  information  about  Disciplined  Growth Fund's Board of
Trustees,   officers  and  management  personnel,  see  "Those  Responsible  for
Management" in the Disciplined Growth Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Disciplined Growth Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Accountants" in the Disciplined Growth Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Disciplined Growth Fund's brokerage allocation practices, see "Brokerage Allocation" in the Disciplined Growth SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics of Disciplined Growth Fund's shares of beneficial interest, see "Description of the Funds' Shares" in the Disciplined Growth Fund SAI.

Purchase, Redemption and Pricing of Disciplined Growth Fund Shares
------------------------------------------------------------------

         For additional information about the net asset value of Disciplined Growth Fund's shares, see "Net Asset Value" in the Disciplined Growth Fund SAI.

Tax Status
----------

         For additional information about the tax status of Disciplined Growth Fund, see "Tax Status" in the Disciplined Growth Fund's SAI.

Underwriters
------------

         For additional information about Disciplined Growth Fund's principal underwriter and the distribution contract between the principal underwriter and Disciplined Growth Fund, see "Distribution Contracts" in the Disciplined Growth Fund SAI.

Calculation of Performance Data
-------------------------------

         For  additional   information  about  the  investment   performance  of
Disciplined Growth Fund, see "Calculation of Performance" in the Disciplined Growth Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Disciplined Growth Fund at October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997 are attached to the Disciplined Growth Fund SAI.

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

John Hancock Special Equities Fund dated 3/1/97        John Hancock Sovereign U.S. Government
John Hancock World Bond Fund dated 3/1/97               Income Fund dated 3/1/97
John Hancock Strategic Income Fund dated 3/1/97        John Hancock Massachusetts Tax-Free
John Hancock Tax Free Bond Fund dated 1/1/97            Income Fund dated 1/1/97
John Hancock Pacific Basin Equities Fund               John Hancock New York Tax-Free Income Fund
 dated 3/1/97                                           dated 1/1/97
John Hancock Global Marketplace Fund                   John Hancock Disciplined Growth Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Global Rx Fund dated 3/1/97               John Hancock Financial Industries Fund
John Hancock Emerging Growth Fund dated 3/1/97          dated 3/1/97
John Hancock Global Fund dated 3/1/97                  John Hancock Regional Bank Fund dated 3/1/97
John Hancock Growth Fund dated 3/1/97                  John Hancock Discovery Fund dated 3/1/97
John Hancock Global Technology Fund                    John Hancock Government Income Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Short-Term Strategic Income Fund          John Hancock High Yield Bond Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Special Opportunities Fund                John Hancock Intermediate Maturity
 dated 3/1/97                                           Government Fund dated 3/1/97
John Hancock California Tax-Fee Income Fund            John Hancock High Yield Tax-Free Fund
 dated 1/1/97                                           dated 1/1/97
John Hancock International Fund dated 3/1/97

                Supplement to Statement of Additional Information



The "Distribution Contracts" section is supplemented as follows:

John Hancock Funds, Inc. may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation may be calculated as a percentage of fund shares sold by the firm.


5/20/97


MFSAI 5/97

                            JOHN HANCOCK GROWTH FUND

                           Class A and Class B Shares
                       Statement of Additional Information

                                  March 1, 1997

This Statement of Additional Information provides information about John Hancock Growth Fund (the "Fund") in addition to the information that is contained in the combined Growth Funds' Prospectus, dated March 1, 1997 (the "Prospectus"). The Fund is a diversified series of John Hancock Investment Trust III (the "Trust"), formerly Freedom Investment Trust II.

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                           1 John Hancock Way STE 1000
                              Boston MA 02217-1000
                                 1-800-225-5291

                                TABLE OF CONTENTS

Organization of the Fund                                                     2
 Investment Objective and Policies                                           2
Investment Restrictions                                                     14
Those Responsible for Management                                            17
Investment Advisory and Other Services                                      26
Distribution Contracts                                                      28
Net Asset Value                                                             30
Initial Sales Charge On Class A Shares                                      31
Deferred Sales Charge On Class B Shares                                     33
Special Redemptions                                                         36
Additional Services and Programs                                            37
Description of the Fund's Shares                                            38
Tax Status                                                                  40
Calculation of Performance                                                  44
Brokerage Allocation                                                        46
Transfer Agent Services                                                     48
Custody of Portfolio                                                        48
Independent Auditors                                                        48
Appendix                                                                   A-1
Financial Statements                                                       F-1

ORGANIZATION OF THE FUND

The Fund is a series of the Trust, an open-end investment management company organized as a Massachusetts business trust in 1984 under the laws of The Commonwealth of Massachusetts. Prior to July 1996, the Fund was a series of John Hancock Capital Series (known as John Hancock Growth Fund prior to October
1993).

John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts.

INVESTMENT OBJECTIVE AND POLICIES

The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The investment objective of the Fund is to seek long-term capital appreciation.

The Fund invests principally in common stocks (and in securities convertible into or with rights to purchase common stocks) of companies which the Fund's management believes offer outstanding growth potential over both the intermediate and long term. The Adviser will pursue the strategy of investing in common stocks of those companies whose five-year average operating earnings and revenue growth are at least two times that of the economy, as measured by the Gross Domestic Product. Companies selected will generally have positive operating earnings growth for five consecutive years, although companies without a five-year record of positive earnings growth may also be selected if, in the opinion of the Adviser, they have significant growth potential. The Fund may invest up to 15% of its net assets in securities having a limited or restricted market. The Adviser expects that the median market capitalization of the portfolio will be over three billion dollars. There is no assurance that the Fund will achieve its investment objective.

When management believes that current market or economic conditions warrant, the Fund temporarily may retain cash or invest in preferred stock, nonconvertible bonds or other fixed-income securities. Fixed income securities in the Fund's portfolio will generally be rated at least BBB by Standard & Poor's Ratings Group ("S&P") or Baa by Moody's Investor's Service, Inc. ("Moody's"), or if unrated, determined by the Adviser to be of comparable quality. The Fund may, however, invest up to 5% of its net assets in lower rated securities, commonly known as "junk bonds".

Lower Rated High Yield Debt Obligations. The Fund may invest in debt securities rated as low as C by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P") and unrated securities deemed of equivalent quality by the Adviser. These securities are speculative to a high degree and often have very poor prospects of attaining real investment standing. Lower rated securities are generally referred to as junk bonds. No more than 5% of the Fund's net assets, however, will be invested in securities rated lower than BBB by S&P or Baa by Moody's. In addition, no more than 5% of the Fund's net assets may be invested in securities rated BBB or Baa and unrated securities deemed of equivalent quality. See the Appendix attached to this Statement of Additional Information which describes the characteristics of the securities in the various ratings categories. The Fund may invest in comparable quality unrated securities which, in the opinion of the Adviser, offer comparable yields and risks to those securities which are rated.

Debt obligations rated in the lower ratings categories, or which are unrated, involve greater volatility of price and risk of loss of principal and income. In addition, lower ratings reflect a greater possibility of an adverse change in financial condition affecting the ability of the issuer to make payments of interest and principal. The high yield fixed income market is relatively new and its growth occurred during a period of economic expansion. The market has not yet been fully tested by an economic recession.

The market price and liquidity of lower rated fixed income securities generally respond to short term corporate and market developments to a greater extent than do the price and liquidity of higher rated securities because such developments are perceived to have a more direct relationship to the ability of an issuer of such lower rated securities to meet its ongoing debt obligations. The market prices of zero coupon bonds are affected to a greater extent by interest rate changes, and thereby tend to be more volatile than securities which pay interest periodically. Increasing rate note securities are typically refinanced by the issuers within a short period of time.

Reduced volume and liquidity in the high yield bond market or the reduced availability of market quotations will make it more difficult to dispose of the bonds and to value accurately the Fund's assets. The reduced availability of reliable, objective data may increase the Fund's reliance on management's judgment in valuing high yield bonds. In addition, the Fund's investments in high yield securities may be susceptible to adverse publicity and investor perceptions, whether or not justified by fundamental factors. The Fund's investments, and consequently its net asset value, will be subject to the market fluctuations and risks inherent in all securities.

Ratings as Investment Criteria. In general, the ratings of Moody's and S&P represent the opinions of these agencies as to the quality of the securities which they rate. It should be emphasized however, that ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the rating of Moody's and S&P and their significance. Subsequent to its purchase by the Fund, an issue of securities may cease to be rated, or its rating may be reduced below minimum required for purchase by the Fund. Neither of these events will require the sale of the securities by the Fund.

Investments In Foreign Securities. The Fund may invest up to 15% of its total assets in securities of foreign issuers including securities in the form of sponsored or unsponsored American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") or other securities convertible into securities of foreign issuers. ADRs are receipts typically issued by an American bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

Foreign Currency Transactions. The foreign currency transactions of the Fund may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. The Fund may enter into forward foreign currency contracts involving currencies of the different countries in which it will invest as a hedge against possible variations in the foreign exchange rate between these currencies. Forward contracts are agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. The Fund's dealings in forward foreign currency contracts will be limited to hedging either specific transactions or portfolio positions. The Fund may elect to hedge less than all of its foreign portfolio positions. The Fund will not engage in speculative forward currency transactions.

If the Fund enters into a forward contract to purchase foreign currency, its custodian will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount necessary to complete forward contract. These assets will be marked to market daily and if the value of the assets in the separate account declines, additional cash or liquid assets will be added so that the value of the account will equal the amount of the Fund's commitments in purchased forward contracts.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved.

Purchases and sales of securities will be made whenever necessary in management's view to achieve the objectives of the Fund. Management believes that unsettled market and economic conditions during certain periods require greater portfolio turnover in pursuing the Fund's objective than would otherwise be the case.

Risks in Foreign Securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting and auditing and financial reporting requirements comparable to those applicable to United States issuers.

Because foreign securities may be denominated in currencies other than U.S. dollar, changes in foreign currency exchange rates will affect the Fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities, and any net investment income and gains that the Fund distributes to shareholders. Securities transactions undertaken in some foreign markets may not be settled promptly, so that the Fund's investments on foreign exchanges may be less liquid and subject to the risk of fluctuating currency exchange rates pending settlement.

Foreign securities will be purchased in the best available market, whether through over-the-counter markets or exchanges located in the countries principal offices of the issuers of the various securities are located. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The dividends, interest and in some cases, capital gains payable on certain Fund's foreign portfolio securities, as well as may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income or gains available for distribution to the Fund's shareholders

Repurchase Agreements. In a repurchase agreement the Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price, plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income decline in value of the underlying securities or lack of access to income during this period, as well as the expense of enforcing its rights.

Reverse Repurchase Agreements. The Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, the Fund will establish and maintain with the

Fund's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. In addition, the Fund will not borrow money or enter into reverse repurchase agreements except from banks as a temporary measure for extraordinary emergency purposes in amounts not to exceed 33 1/3% of the Fund's total assets (including the amount borrowed) taken at market value. The Fund will not use leverage to attempt to increase income. The Fund will not purchase securities while outstanding borrowings exceed 5% of the Fund's total assets. The Fund will enter into reverse repurchase agreements only with federally insured banks which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. The Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. The Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4 (2) paper or Rule 144A securities, that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining and monitoring the liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Options on Securities, Securities Indices and Currency. The Fund may purchase and write (sell) call and put options on any securities in which it may invest, on any securities index based on securities in which it may invest or on any currency in which Fund investments may be denominated. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options to enhance total return, as a substitute for the purchase or sale of securities or currency, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities or currency written by the Fund obligates the Fund to sell specified securities or currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities or currency written by the Fund obligates the Fund to purchase specified securities or currency from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities [or foreign currency assets] in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities [or foreign currency assets] to be acquired for its portfolio.

All call and put options written by the Fund are covered. A written call option or put option may be covered by (i) maintaining cash or liquid securities, either of which may be quoted or denominated in any currency, in a segregated account maintained by the Fund's custodian with a value at least equal to the Fund's obligation under the option, (ii) entering into an offsetting forward commitment and/or (iii) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts") in the market value of securities or currencies of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities or currency at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities or the currencies in which they are denominated. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities or currencies which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities or currency decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or currencies or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, the Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and any other financial instruments and indices. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments [or currencies] for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are quoted or denominated. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. The Fund may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities that it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies.

The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. Similarly, the Fund may sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities or foreign currency, to alter the investment characteristics of or currency exposure associated with portfolio securities or to gain or increase its exposure to a particular securities market or currency.

Options on Futures Contracts. The Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are quoted or denominated) that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities (or the currency in which they are quoted or denominated) it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that the Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualifications as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Fund not to lend portfolio securities having a total value exceeding 33 1/3% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Short Sales. The Fund may engage in short sales in order to profit from an anticipated decline in the value of a security. The Fund may also engage in a short sales to attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities which the Adviser believes possesses volatility characteristics similar to those being hedged. To effect such transaction, the Fund must borrow the security sold short to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced the Fund is required to pay to the lender an accrued interest and may be required to pay a premium.

The Fund will realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. On the other hand, the Fund will incur a loss as a result of the short sale if the price of the security increases between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, interest or dividends the Fund may be required to pay in connection with a short sale. The successful use of short selling as a hedging device may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

Under applicable guidelines of the staff of the SEC, if the Fund engages in short sales, it must put in a segregated account (not with the broker) an amount of cash or U.S. Government securities equal to the difference between (a) the market value of the securities sold short at the time they were sold short and
(b) any cash or U.S. Government securities required to be deposited as collateral with the broker in connection with the short sale (not including the proceeds from the short sale). In addition, until the Fund replaces the borrowed security, it must daily maintain the segregated account at such a level that the amount deposited in it plus the amount deposited with the broker as collateral will equal the current market value of the securities sold short.

Short selling may produce higher than normal portfolio turnover which may result in increased transaction costs to the Fund and may result in gains from the sale of securities deemed to have been held for less than three months, which gains must be less than 30% of the Fund's gross income in order for the Fund to qualify as a regulated investment company under the Code (see "Taxation").

The Fund does not intend to enter into short sale (other than those "against the box") if immediately after such sale the aggregate of the value of all collateral plus the amount in such segregated account exceeds 5% of the value of the Fund's assets. A short sale is "against the box" to the extent that the Fund contemporaneously owns or has the right to obtain at no added cost securities identical to those sold short.

Forward Commitment and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Short Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed income securities in order to realize capital gains or improve income. Short term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for the Fund to qualify as a regulated investment company for federal income tax purposes. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information means approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

The Fund observes the following fundamental investment restrictions.

The Fund may not:

(1) Purchase or sell real estate or any interest therein, except that the Fund may invest in securities of corporate entities secured by real estate or marketable interests therein or issued by companies that invest in real estate or interests therein.

(2) Make loans, except that the Fund (1) may lend portfolio securities in accordance with the Fund's investment policies up to 33 1/3% of the Fund's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

(3) Invest in commodities or in commodity contracts or in puts, calls, or combinations of both except options on securities, securities indices, currency and other financial instruments, futures contracts on securities, securities indices, currency and other financial instruments, options on such futures contracts, forward commitments, forward foreign currency exchange contracts, interest rate or currency swaps, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies.

(4) Purchase securities of an issuer (other than the U.S. Government, its agencies or instrumentalities), if (i) such purchase would cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer, or (ii) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

(5) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter for purposes of the Securities Act of 1933.

(6) Borrow money, except from banks as a temporary measure for extraordinary emergency purposes in amounts not to exceed 33 1/3% of the Fund's total assets (including the amount borrowed) taken at market value. The Fund will not use leverage to attempt to increase income. The Fund will not purchase securities while outstanding borrowings exceed 5% of the Fund's total assets.

(7) Pledge, mortgage or hypothecate its assets, except to secure indebtedness permitted by paragraph (6) above and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Fund's total assets taken at market value.

(8) Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after such purchase, the value of its investments in such industry would exceed 25% of its total assets taken at market value at the time of each investment. This limitation does not apply to investments in obligations of the U.S. Government or any of its agencies or instrumentalities.

(9) Issue senior securities, except as permitted by paragraphs (2), (3) and (6) above. For purposes of this restriction, the issuance of shares of beneficial interest in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, forward foreign currency exchange contracts and repurchase agreements entered into in accordance with the Fund's investment policy, and the pledge, mortgage or hypothecation of the Fund's assets within the meaning of paragraph (7) above are not deemed to be senior securities.

In connection with the lending of portfolio securities under item (2) above, such loans must at all times be fully collateralized by cash or securities of the U.S. Government or its agencies or instrumentalities, and the Fund's custodian must take possession of the collateral either physically or in book entry form. Any cash collateral will consist of short-term high quality debt instruments. Securities used as collateral must be marked to market daily.

Non-fundamental Investment Restrictions

The following restrictions are designated as non-fundamental and may be changed by the Trustees without shareholder approval.

The Fund may not:

(a) Purchase securities on margin or make short sales, except in connection with arbitrage transactions, or unless by virtue of its ownership of other securities, the Fund has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities.

(b) Purchase securities of any company with a record of less than three years' continuous operation, if such purchase would cause the Fund's investment in such company taken at cost to exceed 5% of the Fund's total assets taken at market value.

(c) Invest for the purpose of exercising control over or management of any company.

(d) Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one such investment company. The Fund may not invest in the securities of any other open-end investment company.

(e) Knowingly purchase or retain securities of an issuer if one or more of the Trustees or officers of the Trust or directors or officers of the Adviser or any investment management subsidiary of the Adviser individually owns beneficially more than 0.5%, and together own beneficially more than 5%, of the securities of such issuer.

(f) Invest in interests in oil, gas or other mineral leases or exploration or development programs, provided that this restriction shall not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas or other minerals.

(g) Purchase warrants if as a result (i) more than 5% of the Fund's net assets, valued at the lower of cost or market value, would be invested in warrants or (ii) more than 2% of its net assets would be invested in warrants, valued as aforesaid, which are not traded on the New York Stock Exchange or American Stock Exchange, provided that for these purposes, warrants acquired in units or attached to securities will be deemed to be without value.

(h) Purchase any security, including any repurchase agreement maturing in more than seven days, which is not readily marketable, if more than 15% of the net assets of the Fund, taken at market value, would be invested in such securities. (The staff of the Securities and Exchange
         Commission may consider over-the-counter options to be illiquid secusubject to the 15% limit).

(i)      Purchase interests in real estate limited partnerships.

(j) Notwithstanding any investment restriction to the contrary, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds provided that, as a result, (i) no more than 10% of the Fund's assets would be invested in securities of all other investment companies, (ii) such purchase would not result in more than 3% of the total outstanding voting securities of any one such investment company being held by the Fund and (iii) no more than 5% of the Fund's assets would be invested in any one such investment company.

In order to permit the sale of shares of the Fund in certain states, the Trustees may, in their sole discretion, adopt restrictions or investment policies more restrictive than those described above. Should the Trustees determine that any such more restrictive policy is no longer in the best interests of the Fund and its shareholders, the Fund may cease offering shares in the state involved and the Trustees may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Trustees may, at their sole discretion, revoke such policy.

If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values of the Fund's assets will not be considered a violation of the restriction.

THOSE RESPONSIBLE FOR MANAGEMENT

The business of the Fund is managed by the Trustees of the Trust, who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also officers and Directors of the Adviser or officers and Directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, In'c. ("NM Capital")
                                                                               and John Hancock Advisers
                                                                               International Limited ("Advisers
                                                                               International"); Chairman, Chief
                                                                               Executive Officer and President,
                                                                               John Hancock Funds, Inc. ("John
                                                                               Hancock Funds"), First Signature
                                                                               Bank and Trust Company and
                                                                               Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       18

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.










                                       19

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       20

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       21

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.












                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       23

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser, John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.


All of the officers listed are officers or employees of the Adviser or the Affiliated Companies. Some of the Trustees and officers may also be officers and/or Trustees of one or more of the other funds for which the Adviser serves as investment adviser.

The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Messrs. Boudreau, Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Funds are interested persons of the Adviser, are compensated by the Adviser/or affiliated companies and receive no compensation from the Fund for their services.


                                Aggregate            Total Compensation From
                                Compensation         the Fund and John Hancock
Independent Trustees            From the Fund (1)    Fund Complex to Trustees(2)
--------------------            -----------------    ---------------------------

Dennis S. Aronowitz                 $ 3,515                      $ 72,450

Richard P. Chapman, Jr.+              3,607                        75,200

William J. Cosgrove+                  3,515                        72,450

Douglas M. Costle++                     143                        75,350

Leland O. Erdahl++                      120                        72,350

Richard A Farrell++                     143                        75,350

Gail D. Fosler                        3,304                        68,450

William F. Glavin+                      120                        72,250

Bayard Henry*                         1,265                        23,700

Dr. John A Moore++                      120                        68,350

Patti McGill Peterson++                 120                        72,100

John W. Pratt++                         120                        72,350

Edward J. Spellman                    3,537                        73,950
                                    -------                      --------

                                    $19,629                      $894,300

(1)      Compensation made for the ten months ended October 31, 1996.

(2) The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of the calendar year ended December 31, 1996. As of this date, there were sixty-seven funds in the John Hancock Fund Complex of which each of these independent trustees served on thirty-five of the funds.

* Mr. Henry retired from his position as a Trustee effective April 22, 1996..

+ As of December 31, 1996, the value of the aggregate accrued deferred compensation amount from all funds in the John Hancock fund complex for Mr. Chapman was $63,164, for Mr. Cosgrove was $131,317 and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.

++       Became Trustees of the Trust on June 26, 1996.

As of January 31, 1997 the officers and trustees of the Trust as a group owned less than 1% of the outstanding shares of each class of the Fund.

As of January 31, 1997 the following shareholders beneficially owned 5% of or more of the outstanding shares of the Fund listed below:

                                                             Number of Shares of            Percentage of Total
Name and Address of                                              Beneficial             Outstanding Shares of the
Shareholders                        Class of Shares            Interest Owned                Class of the Fund
------------                        ---------------            --------------                -----------------
Continental Trust Co                       B                       242,537                        17.44%
 c/o County Employee
Annuity & Ben Fund of Cook
Count Illinois
209 Jackson St
Suite 700
Chicago IL 60606-6905

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $19 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $80 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries high ratings with Standard & Poor's and A. M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an investment management contract (the "Advisory Agreement") with the Adviser. Pursuant to the Advisory Agreement, the Adviser agreed to act as investment adviser and manager to the Fund. As manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged, and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation, including expenses of preparing, printing and mailing all shareholders' reports, notices prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreement, the Fund pays the Adviser monthly an investment management fee, which is based on a stated percentage of the Fund's average daily net assets as follows:

Net Asset Value                                             Annual Rate

First $250,000, 000                                             0.80%

Next  $250,000,000                                              0.75%

Amount over $500,000,000                                        0.70%

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more other funds or clients are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to its investment management contract, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the investment management contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under the investment management contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the nonexclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

The investment management contract and the distribution agreement discussed below continue in effect from year to year if approved annually by vote of a majority of the Trustees who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either the Trustees or the holders of a majority of the Fund's outstanding voting securities. Both agreements automatically terminate upon assignment and may be terminated without penalty on 60 days' written notice by either party or by vote of a majority of the outstanding voting securities of the Fund.

For the years ended December 31, 1994, 1995 and the period ended October 31, 1996, the Adviser received fees of $1,231,294, $1,561,020 and $1,884,304, respectively.

Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the period ended January 1, 1996 to October 31, 1996, the Fund paid the Adviser $44,503 for services under this agreement from the effective date of July 1, 1996.

In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.


DISTRIBUTION CONTRACTS

The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement, John Hancock Funds is obligated to use its best efforts to sell shares of each class on behalf of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined, plus any applicable sales charge. In connection with the sale of Class A or Class B shares of John Hancock Funds and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. The sales charges are discussed further in the Prospectus.

The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's daily net assets attributable to shares of that class. However, the service fees will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse the John Hancock Funds for its distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of the John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event that John Hancock Funds is not fully reimbursed for payments or expenses it incurs under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses under the Class B Plan as a liability of the Fund because the Trustees may terminate the Class B Plan at any time. For the fiscal year ended October 31, 1996, an aggregate of $208,458 distribution expenses or 0.794% of the average net assets of the Class B shares of the Fund, was not reimbursed or recovered by John Hancock Funds through the receipt of deferred sales charges or 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of the applicable class of the Fund. Both Plans and all amendments were approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on these Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. The Plans provide that they may be terminated without penalty, (a) by a vote of a majority of the Independent Trustees, (b) by a vote of a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to John Hancock Funds and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to that Plan. Each plan provides, that no material amendment to the Plans will be effective unless it is approved by a vote of a majority of the Trustees and the Independent Trustees of the Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to the John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to the formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of the

Trustees. From time to time, the Fund may participate in join distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the period from January 1, 1996 to October 31, 1996, the Fund paid John Hancock Funds the following amounts of expenses in connection with their services for the Fund:

                                  Expense Items

                                        Printing and
                                        Mailing of                                                  Interest Carrying
                                        Prospectus to New   Compensation to    Expenses of John     or Other Finance
Growth Fund          Advertising        Shareholders        Selling Brokers    Hancock Funds        Charges
-----------          -----------        ------------        ---------------    -------------        -------
Class A shares         $54,898            $15,684             $456,764           $131,795           $    --

Class B shares         $26,156            $ 7,349             $ 63,710           $ 63,058           $ 16,108

NET ASSET VALUE

For purposes of calculating the net asset value (NAV) of the Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned category for which no sales are reported and other securities traded over-the-counter are generally valued at the last available bid price.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of a determination of the Fund's NAV. If quotations are not readily available, or the value has been materially affected by the events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believed accurately reflects fair value.

The NAV of each Fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing the a class's net assets by the number of it shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive the Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Fund, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund, owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Combined Purchases. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Without Sales Charges. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:

o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family

         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.

o        A member of an approved affinity group financial services plan.*

o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

Amount Invested                                               CDSC Rate
---------------                                               ---------
$1 to $4,999,999                                                 1.00%
Next $5 million to $9,999,999                                    0.50%
Amounts of $10 million and over                                  0.25%

Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of a reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current account value of the Class A shares already held by such person.

Combination Privilege. Reduced sales charges also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A shares of the Fund and shares of all other John Hancock funds which carry a sales charge.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b), (including TSAs) and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount, please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

*       Proceeds of 50 shares redeemed at $12 per share                   $600
*       Minus proceeds of 10 shares not subject to CDSC
        (dividend reinvestment)                                           -120
*       Minus appreciation on remaining shares (40 shares X $2)            -80
                                                                          ----
*       Amount subject to CDSC                                            $400


Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase.

Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to a CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note, this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)

         For Retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan Profit Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA plans that purchased shares prior to May 15, 1995.

Please see matrix for reference.

CDSC Waiver Matrix for Class B Funds.

--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Type of               401(a) Plan          403(b)            457              IRA, IRA          Non-
Distribution          (401(k), MPP,                                           Rollover          Retirement
                      PSP)
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Death or              Waived               Waived            Waived           Waived            Waived
Disability
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Over 70 1/2           Waived               Waived            Waived           Waived for        12% of
                                                                              mandatory         account value
                                                                              distributions     annually in
                                                                              or 12% of         periodic
                                                                              account value     payments
                                                                              annually in
                                                                              periodic
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Between 59 1/2        Waived               Waived            Waived           Waived for Life   12% of
and 70 1/2                                                                    Expectancy or     account value
                                                                              12% of account    annually in
                                                                              value annually    periodic
                                                                              in periodic       payments
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Under 59 1/2          Waived               Waived for        Waived for       Waived for        12% of
                                           annuity           annuity          annuity           account value
                                           payments (72t)    payments (72t)   payments (72t)    annually in
                                           or 12% of         or 12% of        or 12% of         periodic
                                           account value     account value    account value     payments
                                           annually in       annually in      annually in
                                           periodic          periodic         periodic
                                           payments.         payments.        payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Loans                 Waived               Waived            N/A              N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Temination of        Not Waived           Not Waived        Not Waived       Not Waived        N/A
Plan
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Hardships             Waived               Waived            Waived           N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Return of Excess      Waived               Waived            Waived           Waived            N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS

Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, he or she will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.

ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The Fund may refuse any exchange order. The Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. The Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds from the redemption of the Fund's shares. Since the redemption price of the Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A or Class B shares at the same time that a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program (MAAP). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.

Reinstatement or Reinvestment Privilege. Upon notification of Signature Services, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or any John Hancock funds, subject to the minimum investment limit in that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

DESCRIPTION OF THE FUND'S SHARES

The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Fund and six other series. Additional series may be added in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any new series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to Class A and Class B shares will be borne exclusively by that class, (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) each of Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Fund. However, the Fund's Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable for reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock Fund. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.

TAX STATUS

Each series of the Trust, including the Fund, is treated as a separate entity for accounting and tax purposes. The Fund has qualified as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions and the diversification of its assets, the Fund will not be subject to Federal income tax on taxable income (including net realized capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

The Fund will be subject to a four percent nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for such tax.

Distribution from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain" they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

The Fund may be subject to foreign taxes on its income from investments in certain ADRs representing foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Because more than 50% of the Fund's assets at the close of any taxable year will not consist of stocks or securities of foreign corporations, the Fund will be unable to pass such taxes through to shareholders (as additional income) along with a corresponding entitlement to a foreign tax credit or deduction. The Fund will deduct the foreign taxes it pays in determining the amount it has available for distribution to shareholders.

If the Fund acquires ADRs representing stock in certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their asset in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the Fund to recognize taxable income or gain without the concurrent receipt of cash. The Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return for these investments.

Foreign  exchange  gains and  losses  realized  by the Fund in  connection  with certain  transactions  involving foreign  currency-denominated  debt securities, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to the Fund's investment in stock or securities, possibly including any such transaction not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and may under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed the Fund's investment company taxable income computed without regard to such loss the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into options and futures contracts, foreign currency positions and foreign currency forward contracts. Certain of these transactions may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and may affect the character as long-term or short-term (or, in the case of certain foreign currency options, futures and forward contracts, as ordinary income or loss) of some capital gains and losses realized by the Fund. Additionally, certain of the Fund's losses on transactions involving options, futures, forward contracts, and any offsetting or successor positions in its portfolio may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gain. Certain of such transactions may also cause the Fund to dispose of investments sooner than would otherwise have occurred. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. The Fund will take into account the special tax rules applicable to options, futures or forward contracts, including consideration of available elections, in order to seek to minimize any potential adverse tax consequences.

The amount of net realized capital gains, if any, in any given year will result from sales of securities and the use of certain other transactions or derivatives made with a view to the maintenance of a portfolio believed by the Fund's management to be most likely to attain the Fund's objective. The resulting gains or losses may therefore vary considerably from year to year. At the time of an investor's purchase of shares of the Fund, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions on those shares from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent Class A shares of the Fund or another John Hancock fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the Class A shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carry forward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.

For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. Presently, there are no realized capital loss carry forwards available to offset future net realized capital gains.

Investment in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount, or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by the Fund, in the event it acquires or holds any such obligations, in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and seeks to avoid becoming subject to Federal income or excise tax.

For purposes of the dividends-received deduction available to corporations, dividends received by the Fund, if any, from U.S. domestic corporations in respect of the stock of such corporations held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the Fund in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise- deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options, futures and forward contracts may also require the Fund to recognize income or gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although it may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. The Fund may refuse to accept an application that does not contain any required taxpayer identification number nor certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

The foregoing discussion relates solely to Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Dividends, capital gain distributions and ownership of or gains realized on the redemption (including an exchange) of shares of the Fund may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their Fund investment is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to non-resident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE

The average annual total return on Class A shares of the Fund for the 1 year, 5 year and 10 year periods ended October 31, 1996 was 12.47%, 11.70% and 12.04%, respectively. The average annual total return on Class B shares of the Fund for the 1 year period ended October 31, 1996 and since inception on January 3, 1994 was 12.52% and 11.67%, respectively.

Total return is computed by finding the average annual compounded rate of return over the 1 year, 5 year and 10 year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

     n _____
T = \ /ERV/P - 1

Where:

P =            a hypothetical initial investment of $1,000.

T =            average annual total return.

n =            number of years.

ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 year, and 10 year periods.

Because each share has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments and/or a series of redemptions over any time period. Total returns may be quoted with or without taking the Fund's sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

The Fund may advertise yield, where appropriate. The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge) on the last day of the period, according to the following standard formula:


                         Yield = 2([(a - b) + 1] 6 - 1
                                      ---
                                      cd

Where:

         a =      dividends and interest earned during the period.

         b =      net expenses accrued during the period.

         c = the average daily number of fund shares outstanding during the period that would be entitled to receive dividends.

         d = the maximum offering price per share on the last day of the period (NAV where applicable).


From time to time, in reports and promotional literature, the Fund's total return will be compared to indices of mutual funds such as Lipper Analytical Services, Inc.'s "Lipper - Mutual Fund Performance Analysis," a monthly publication which tracks net assets, total return and yield on mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S may also be utilized. The Fund's promotional and sales literature may make reference to the Fund's "beta". Beta is a reflection of the market related risk of the Fund by showing how responsive the Fund is to the market.

The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

BROKERAGE ALLOCATION

Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by its investment committee of the Adviser, which consists of officers and directors of the Adviser and affiliates and officers and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer, and transactions with dealers serving as market makers reflect a spread. Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on such transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. Ion other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.

The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and such other policies as the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and, to a lesser extent, statistical assistance furnished to the Adviser of the Fund and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Insurance Company or other advisory clients of the Adviser, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will not make commitments to allocate portfolio transactions upon any prescribed basis. While the Adviser will be primarily responsible for the allocation of the Fund's brokerage business, their policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the years ended on December 31, 1995 and 1994, the Fund paid negotiated brokerage commissions in the amount of $334,672 and $236,226, respectively. For the period from January 1, 1996 to October 31, 1996, the Fund paid negotiated brokerage commissions in the amount of $365,163.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that such commission is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. For the period from January 1, 1996 to October 31, 1996, the Fund directed commissions in the amount of $44,419 to compensate brokers for research services such as industry, economic and company reviews and evaluations of securities.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker-dealer ("Distributors" or "Affiliated Broker"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. During the period from January 1, 1996 to October 31, 1996, the Fund did not execute any portfolio transactions with Affiliated Brokers.

Distributors may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers, except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not "interested persons" (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which include elements of research and related investment skills, such research and related skills will not be used by the Affiliated Broker as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.

TRANSFER AGENT SERVICES

John Hancock Signature Services, Inc., 1 John Hancock Way STE 1000, Boston, MA 02217-1000, a wholly owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $19.00 for each Class A shareholder and $21.50 for each Class B shareholder, plus certain out-of-pocket expenses. These expenses are aggregated and charged to the Fund allocated to each class on the basis of their relative net asset value.

CUSTODY OF PORTFOLIO

Portfolio securities of the Fund are held pursuant to a custodian agreement between the Fund and Investors Bank & Trust Company, 89 South Street, Boston, Massachusetts 02111. Under the custodian agreement, Investors Bank & Trust Company performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

The independent auditors of the Fund are Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116. Ernst & Young LLP audits and renders an opinion on the Fund's annual financial statements and prepares the Fund's annual Federal income tax return.

APPENDIX

Moody's describes its lower ratings for corporate bonds as follows:

Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Bonds which are rated Ca represented obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

S&P describes its lower ratings for corporate bonds as follows:

Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Debt rated BB, B, CCC, or CC is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Moody's describes its three highest ratings for commercial paper as follows:

Issuers rated P-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. P-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in well-established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures with moderate reliance on debt and ample asset protections; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated P- (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated P-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

S&P describes its three highest ratings for commercial paper as follows:

A-1. This designation indicated that the degree of safety regarding timely payment is very strong.

A-2. Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A-3. Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

FINANCIAL STATEMENTS

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

John Hancock Special Equities Fund dated 3/1/97        John Hancock Sovereign U.S. Government
John Hancock World Bond Fund dated 3/1/97               Income Fund dated 3/1/97
John Hancock Strategic Income Fund dated 3/1/97        John Hancock Massachusetts Tax-Free
John Hancock Tax Free Bond Fund dated 1/1/97            Income Fund dated 1/1/97
John Hancock Pacific Basin Equities Fund               John Hancock New York Tax-Free Income Fund
 dated 3/1/97                                           dated 1/1/97
John Hancock Global Marketplace Fund                   John Hancock Disciplined Growth Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Global Rx Fund dated 3/1/97               John Hancock Financial Industries Fund
John Hancock Emerging Growth Fund dated 3/1/97          dated 3/1/97
John Hancock Global Fund dated 3/1/97                  John Hancock Regional Bank Fund dated 3/1/97
John Hancock Growth Fund dated 3/1/97                  John Hancock Discovery Fund dated 3/1/97
John Hancock Global Technology Fund                    John Hancock Government Income Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Short-Term Strategic Income Fund          John Hancock High Yield Bond Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Special Opportunities Fund                John Hancock Intermediate Maturity
 dated 3/1/97                                           Government Fund dated 3/1/97
John Hancock California Tax-Fee Income Fund            John Hancock High Yield Tax-Free Fund
 dated 1/1/97                                           dated 1/1/97
John Hancock International Fund dated 3/1/97

                Supplement to Statement of Additional Information



The "Distribution Contracts" section is supplemented as follows:

John Hancock Funds, Inc. may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation may be calculated as a percentage of fund shares sold by the firm.


5/20/97


MFSAI 5/97

                      JOHN HANCOCK DISCIPLINED GROWTH FUND
                         JOHN HANCOCK REGIONAL BANK FUND

                           Class A and Class B Shares
                       Statement of Additional Information
                                  March 1, 1997

This Statement of Additional Information provides information about John Hancock Disciplined Growth and John Hancock Regional Bank Fund (collectively, the "Funds") in addition to the information that is contained in the combined Growth Funds' Prospectus dated March 1, 1997 (the "Prospectus"). The Funds are diversified series of John Hancock Investment Trust II (the "Trust"), formerly Freedom Investment Trust.

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                           1 John Hancock Way STE 1000
                              Boston MA 02217-1000
                                 1-800-225-5291

                                TABLE OF CONTENTS

Organization of the Funds .....................................................2
Investment Objectives and Policies.............................................2
-John Hancock Disciplined Growth Fund/John Hancock Regional Bank Fund
Investment Restrictions.......................................................14
Those Responsible for Management..............................................18
Investment Advisory and Other Services........................................27
Distribution Contracts........................................................30
Net Asset Value...............................................................32
Initial Sales Charge on Class A Shares........................................33
Deferred Sales Charge on Class B Shares.......................................36
Special Redemptions...........................................................39
Additional Services and Programs..............................................40
Description of the Funds' Shares..............................................42
Tax Status....................................................................43
Calculation of Performance....................................................49
Brokerage Allocation..........................................................52
Transfer Agent Services.......................................................54
Custody of Portfolio..........................................................54
Independent Accountants.......................................................54
Appendix A ..................................................................A-1
- Bond and Commercial Paper Ratings..........................................
Financial Statements.........................................................F-1

ORGANIZATION OF THE FUNDS

The Funds are a series of the Trust, an open-end investment management company organized as a Massachusetts business trust on March 29, 1984 under the laws of The Commonwealth of Massachusetts. To date, three series of the Trust have been authorized for sale to the public by the Trustees: John Hancock Disciplined Growth Fund ("Disciplined Growth Fund"), John Hancock Financial Industries Fund ("Financial Industries Fund") and John Hancock Regional Bank Fund ("Regional Bank Fund"). The Disciplined Growth Fund and the Regional Bank Fund may be referred to individually as a "Fund" and collectively as the "Funds". The Funds commenced operations on January 16, 1986 and April 2, 1985, respectively.

John Hancock Advisers, Inc. (the "Adviser") is the Funds' investment adviser. The Adviser is an indirect wholly owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company") a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts.

INVESTMENT OBJECTIVES AND POLICIES

The following information supplements the discussion of each Funds' investment objective and policies discussed in the Prospectus. There is no assurance that either Fund will achieve its investment objective.

The Fund's investment objective is to achieve long-term growth of capital primarily from a portfolio of common stocks and other equity investments. Moderate income is a secondary objective.

                      John Hancock Disciplined Growth Fund

Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities, including common stock, preferred stock and debt securities convertible into common stock. The Adviser will seek to invest the assets of the Fund in a diversified portfolio consisting primarily of common stock of high-quality, growth-oriented companies which the Adviser believes will provide the Fund with above-average value. The Adviser will pursue a strategy of investing in companies with superior earnings growth and stability. The Fund will invest in a number of industry groups without concentration in any particular industry. In addition, the Adviser will seek to invest in companies exhibiting one or more of the following traits: a low ratio of debt to capital, a seasoned, capable management, or a strong industry position due to recognized brands or patent protection.

                         John Hancock Regional Bank Fund

The Fund's investment objective is to achieve capital appreciation from a portfolio of equity securities of regional banks and lending institutions. Moderate income is a secondary objective. Under ordinary circumstances, the Fund will invest at least 65% of its total assets in equity securities, including common stock and securities convertible to common stock (such as convertible bonds, convertible preferred stock, and warrants), of regional commercial banks, industrial banks, consumer banks, savings and loans and bank holding companies that receive a substantial portion of their income from banks.

A regional bank is one that provides full service banking (i.e., savings accounts, checking accounts, commercial lending and real estate lending), whose assets are primarily of domestic origin, and which typically has a principal office outside of New York City and Chicago. Regional Bank Fund may invest in banks that are not Federal Deposit Insurance Corporation (including any state or federally chartered savings and loan association). Although the Adviser will primarily seek opportunities for capital appreciation, many of the regional banks in which the Fund may invest pay regular dividends. Accordingly, the Fund also expects to receive moderate income.

Regional Bank Fund may invest some or all of its assets that are not invested in equity securities of regional banks in the equity securities of financial services companies, companies with significant lending operations or "money center" banks. A "money center" bank is one with a strong international banking business and a significant percentage of international assets, which is typically located in New York or Chicago. The Fund may invest up to 5% of its net assets in below-investment grade debt securities (rated as low as CCC) of banks. The Fund may invest in unrated securities which, in the opinion of the Adviser, offer comparable yields and risks to these securities which are rated. The Fund may also invest up to 5% of its net assets in non-financial services equities.

Since the Regional Bank Fund's investments will be concentrated in the banking industry, it will be subject to risks in addition to those that apply to the general equity market. Events may occur which significantly affect the entire banking industry. Thus, the Fund's share value may at times increase or decrease at a faster rate than the share value of a mutual fund with investments in many industries. In addition, despite some measure of deregulation, banks and other lending institutions are still subject to extensive governmental regulation which limits their activities. The availability and cost of funds to these entities is crucial to their profitability. Consequently, volatile interest rates and general economic conditions can adversely affect their financial performance and condition. The market value of the debt securities in the Regional Bank Fund's portfolio will also tend to vary in an inverse relationship with changes in interest rates. For example, as interest rates rise, the market value of debt securities tends to decline. Regional Bank Fund is not a complete investment program. Because the Regional Bank Fund's investments are concentrated in the banking industry, an investment in the Fund may be subject to greater market fluctuations than a fund that does not concentrate in a particular industry. Thus, it is recommended that an investment in the Regional Bank Fund be considered only one portion of your overall investment portfolio.

Banks, finance companies and other financial services organizations are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which may be made and the interest rates and fees which may be charged. The profitability of these concerns is largely dependent upon the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. Volatile interest rates will also affect the market value of debt securities held by the Regional Bank Fund. In addition, general economic conditions are important to the operations of these concerns, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect.

Ratings as Investment Criteria. To avoid the need to sell equity securities in the portfolio to provide funds for redemption, and to provide flexibility to Disciplined Growth Fund to take advantage of investment opportunities, Disciplined Growth Fund may invest up to 15% of its net assets in long-and short-term debt instruments of varying maturities, including investment grade (i.e., rated at the time of purchase AAA, AA, A or BBB by Standard & Poor's Ratings Group ("S&P") or Aaa, Aa, A or Baa by Moody's Investors Service, Inc. ("Moody's")) debt securities of corporations (such as commercial paper, notes, bonds or debentures), certificates of deposit, money market securities and obligations of the U.S. Government, its agencies and instrumentalities.

Also, to avoid the need to sell equity securities in the portfolio to provide funds for redemption, and to provide flexibility to Regional Bank Fund to take advantage of investment opportunities, Regional Bank Fund may invest up to 15% of its net assets in short-term (less than one year) investment grade (i.e., rated at the time of purchase AAA, AA, A or BBB by S& P or Aaa, Aa, A or Baa by Moody's Investors Service, Inc.) debt securities of corporations (such as commercial paper, notes, bonds or debentures), certificates of deposit, deposit accounts, obligations of the U.S. Government, its agencies and instrumentalities, or repurchase agreements which are fully-collateralized by U.S. Government obligations, including repurchase agreements that mature in more than seven days.

When the Adviser believes that financial conditions present unusual risks with respect to equity securities, the Funds may invest up to 80% of their assets in these securities, rated in the four highest categories, for temporary defensive purposes. Appendix A contains further information concerning the ratings of Moody's and S&P and their significance.

Subsequent to its purchase by either Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither of these events will require the sale of the securities by the Fund, but the Adviser will consider the event in its determination of whether the Fund should continue to hold the securities.

Investments in Foreign Securities. The Disciplined Growth Fund may invest up to 10% of its total assets in securities of foreign issuers in the form of sponsored or unsponsored American Depository Receipts (ADRs), European Depository Receipts (EDRs) or other securities convertible into securities of foreign issuers.

Regional Bank Fund may invest in the securities of foreign issuers, including securities in the form of sponsored and unsponsored ADRs, EDRs or other securities convertible into securities of foreign issuers. ADRs are receipts typically issued by a U.S. bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

Foreign Currency Transactions. The Fund's foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. The Fund may also enter into forward foreign currency exchange contracts to enhance return, to hedge against fluctuations in currency exchange rates affecting a particular transaction or portfolio position, or as a substitute for the purchase or sale of a currency or assets denominated in that currency. Forward contracts are agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivables or payables of the Fund accruing in connection with the purchase and sale of its portfolio securities quoted or denominated in the same or related foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in the same or related foreign currencies. The Fund may elect to hedge less than all of its foreign portfolio positions deemed appropriate by the Adviser and Sub-Advisers.

If the Fund purchases a forward contract or sells a forward contract for non-hedging purposes, its custodian will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contract. The assets in the segregated account will be valued at market daily and if the value of the securities in the separate account declines, additional cash or securities will be placed in the account so that the value of the account will be equal to the amount of the Fund's commitment with respect to such contracts.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency rises. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved.

Risks of Foreign Securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to United States issuers.

Because foreign securities may be denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the Fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities, and any net investment income and gains that the Fund distributes to shareholders. Securities transactions undertaken in some foreign markets may not be settled promptly, so that the Fund's investments on foreign exchanges may be less liquid and subject to the risk of fluctuating currency exchange rates pending settlement.

Foreign securities will be purchased in the best available market, whether through over-the-counter markets or exchanges located in the countries where principal offices of the issuers are located. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The dividends, in some cases, capital gains, and interest payable on certain of the Fund's foreign portfolio securities, may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income of gains available for distribution to the Fund's shareholders.

Repurchase Agreements. In a repurchase agreement a Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. A Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom a Fund enters into repurchase agreements.

Each Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a Fund could experience delays in liquidating the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income decline in value of the underlying securities or lack of access to income during this period and the expense of enforcing its rights.

Reverse Repurchase Agreements. Each Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by a Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by a Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. A Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, a Fund will establish and maintain with the Fund's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. In addition, a Fund will not borrow money or enter into reverse repurchase agreements except from banks temporarily for extraordinary emergency purposes (not leveraging or investment) and then in an aggregate amount not in excess of 5% of the value of the Fund's net assets at the time of such borrowing. A Fund will enter into reverse repurchase agreements only with federally insured banks which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. Each Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. A Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities, that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining and monitoring the liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor a Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in a Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Options on Securities and Securities  Indices.  Each Fund may purchase and write
(sell) call and put options on any securities in which it may invest or on any securities index based on securities in which it may invest. These options may be listed on national domestic securities exchanges or traded in the over-the-counter market. Each Fund may write covered put and call options and purchase put and call options to enhance total return, as a substitute for the purchase or sale of securities, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities written by a Fund obligates the Fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities written by a Fund obligates the Fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security.
Writing covered call options may deprive a Fund of the opportunity to profit from an increase in the market price of the securities in its portfolio. Writing covered put options may deprive a Fund of the opportunity to profit from a decrease in the market price of the securities to be acquired for its portfolio.

All call and put options written by the Funds are covered. A written call option or put option may be covered by (i) maintaining cash or liquid securities in a segregated account maintained by the Fund's custodian with a value at least equal to the Fund's obligation under the option, (ii) entering into an offsetting forward commitment and/or (iii) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. A Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

A Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. A Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts") in the market value of securities of the type in which it may invest. A Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle a Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. A Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle a Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of a Fund's portfolio securities. Put options may also be purchased by a Fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. A Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of a Fund's portfolio securities.

Each Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which a Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If a Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if a Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

A Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates or securities prices, Disciplined Growth Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. Disciplined Growth Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices and any other financial instruments and indices. All futures contracts entered into by Disciplined Growth Fund are traded on U.S. exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, Disciplined Growth Fund may instead make, or take, delivery of the underlying securities whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that Disciplined Growth Fund proposes to acquire. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

Disciplined Growth Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices that would adversely affect the value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for Disciplined Growth Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of Disciplined Growth Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, Disciplined Growth Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities, to alter the investment characteristics of portfolio securities or to gain or increase its exposure to a particular securities market.

Options on Futures Contracts. Disciplined Growth Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of Disciplined Growth Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. Disciplined Growth Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. Disciplined Growth Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that Disciplined Growth Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualification as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating Disciplined Growth Fund to purchase securities, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for Disciplined Growth Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between Disciplined Growth Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent Disciplined Growth Fund from closing out positions and limiting its losses.

Lending of Securities (Disciplined Growth Fund only). Disciplined Growth Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. Disciplined Growth Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Disciplined Growth Fund not to lend portfolio securities having a total value exceeding 5% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Forward Commitment and When-Issued Securities. Each Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. A Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, a Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When a Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in a Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date a Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, a Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Short-Term Trading and Portfolio Turnover. Each Fund may engage in short-term trading. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. A Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for a Fund to qualify as a regulated investment company for federal income tax purposes. Each Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of a Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information, means approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

A Fund may not:

         1. Purchases on Margin and Short Sales. Purchase securities on margin or sell short, except that a Fund may obtain such short term credits as are necessary for the clearance of securities transactions. The deposit or payment by a Fund of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

         2. Borrowing. Borrow money, except from banks temporarily for extraordinary or emergency purposes (not for leveraging or investment) and then in an aggregate amount not in excess of 5% of the value of the Fund's net assets at the time of such borrowing.

         3. Underwriting Securities. Act as an underwriter of securities of other issuers, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of restricted securities. (See also Restriction 12.)

         4.       Senior   Securities.   Issue  senior   securities   except  as
appropriate to evidence indebtedness which a Fund is permitted to incur, provided that, to the extent applicable, (i) the purchase and sale of futures contracts or related options, (ii) collateral arrangements with respect to futures contracts, related options, forward foreign currency exchange contracts or other permitted investments of a Fund as described in the Prospectus, including deposits of initial and variation margin, and (iii) the establishment of separate classes of shares of a Fund for providing alternative distribution methods are not considered to be the issuance of senior securities for purposes of this restriction.

         5. Warrants. Invest more than 5% of the value of the Fund's net assets in marketable warrants to purchase common stock. Warrants acquired in units or attached to securities are not included in this restriction.

         6. Single Issuer Limitation/Diversification. Purchase securities of any one issuer, except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, if immediately after such purchase more than 5% of the value of a Fund's total assets would be invested in such issuer or the Fund would own or hold more than 10% of the outstanding voting securities of such issuer; provided, however, that with respect to all Funds, up to 25% of the value of a Fund's total assets may be invested without regard to these limitations.

         7. Real Estate. Purchase or sell real estate although a Fund may purchase and sell securities which are secured by real estate, mortgages or interests therein, or issued by companies which invest in real estate or interests therein; provided, however, that no Fund will purchase real estate limited partnership interests.

         8. Commodities; Commodity Futures; Oil and Gas Exploration and Development Programs. Purchase or sell commodities or commodity futures contracts or interests in oil, gas or other mineral exploration or development programs, except a Fund (other than the Regional Bank Fund) may engage in such forward foreign currency contracts and/or purchase or sell such futures contracts and options thereon as described in the Prospectus.

         9. Making Loans. Make loans, except that a Fund may purchase or hold debt instruments and may enter into repurchase agreements (subject to Restriction 12) in accordance with its investment objectives and policies and, with respect to the Disciplined Growth Fund, make loans of portfolio securities provided that as a result, no more than 5% of the Disciplined Growth Fund's total assets taken at current value would be so loaned.

         10. Industry Concentration. Purchase any securities which would cause more than 25% of the market value of a Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; provided that, notwithstanding the foregoing, the Regional Bank Fund will invest more than 25% of its total assets in issuers in the banking industry; all as more fully set forth in the Prospectus.

Non-fundamental   Investment   Restrictions.   The  following  restrictions  are
designated as non-fundamental and may be changed by the Trustees without shareholder approval.

A Fund may not:

         11. Options Transactions. Write, purchase, or sell puts, calls or combinations thereof except that a Fund may write, purchase or sell puts and calls on securities.

         12. Illiquid Securities. Purchase or otherwise acquire any security if, as a result, more than 15% of a Fund's net assets (taken at current value) would be invested in securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale. This policy includes repurchase agreements maturing in more than seven days. This policy does not include restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of l933 which the Trustees or the Adviser has determined under Trustee-approved guidelines are liquid.

         13. Acquisition for Control Purposes. Purchase securities of any issuer for the purpose of exercising control or management, except in connection with a merger, consolidation, acquisition or reorganization.

         14. Unseasoned Issuers. Purchase securities of any issuer with a record of less than three years continuous operations, including predecessors, if such purchase would cause the investments of a Fund in all such issuers to exceed 5% of the total assets of the Fund taken at market value, except this restriction shall not apply to (i) obligations of the U.S. Government, its agencies or instrumentalities and (ii) securities of such issuers which are rated by at least one nationally recognized statistical rating organization.

         15. Beneficial Ownership of Officers and Directors of Fund and Adviser. Purchase or retain the securities of any issuer if those officers or trustees of a Fund or officers or directors of the Adviser who each own beneficially more than 1/2 of 1% of the securities of that issuer together own more than 5% of the securities of such issuer.

         16. Hypothecating, Mortgaging and Pledging Assets. Hypothecate, mortgage or pledge any of its assets except to secure loans as a temporary measure for extraordinary purposes. For the purpose of this restriction, (i) forward foreign currency exchange contracts are not deemed to be a pledge of assets, (ii) the purchase or sale of securities by a Fund on a when-issued or delayed delivery basis and collateral arrangements with respect to the writing of options on debt securities or on futures contracts are not deemed to be a pledge of assets; and (iii) the deposit in escrow of underlying securities in connection with the writing of call options is not deemed to be a pledge of assets.

         17. Joint Trading Accounts. Participate on a joint or joint and several basis in any trading account in securities (except for a joint account with other funds managed by the Adviser for repurchase agreements permitted by the Securities and Exchange Commission pursuant to an exemptive order).

         18. Securities of Other Investment Companies. Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to
(a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees, purchase securities of other investment companies within the John Hancock Group of Funds. The Fund may not purchase the shares of any closed-end investment company except in the open market where no commission or profit to a sponsor or dealer results from the purchase, other than customary brokerage fees.

         If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time of investment, a later change in percentage resulting from changes in the values of the Fund's assets will not be considered a violation of the restriction (with the exception of Restriction 2 permitting Disciplined Growth Fund to borrow up to 5% of the value of its total assets).

THOSE RESPONSIBLE FOR MANAGEMENT

The business of each Fund is managed by its Trustees of the Trust, who elect officers who are responsible for the day-to-day operations of the Funds and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also officers and Directors of the Adviser or officers and Directors of the Funds' principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, Inc. ("NM Capital") and
                                                                               John Hancock Advisers International
                                                                               Limited ("Advisers International");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds"), First
                                                                               Signature Bank and Trust Company
                                                                               and Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       19

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.












                                       20

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       21

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.










                                       23

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       24

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser, John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946

-------------------
* Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1) Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.

All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the Trustees and officers may also be officers and Trustees of one or more of the other funds for which the Adviser serves as investment adviser.

The following table provides information regarding the compensation paid by the Funds and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Trustees not listed below were not Trustees of these Funds as of the end of the Funds' last completed fiscal years. Messrs. Boudreau, Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Funds are interested persons of the Adviser, are compensated by the Adviser and receive no compensation from the Funds for their services.

                    Aggregate Compensation From the Funds (1)

                                                                          Total Compensation From the
                               Disciplined Growth      Regional Bank      Funds and John Hancock Fund
Independent Trustees                  Fund                  Fund             Complex to Trustees (2)
--------------------                  ----                  ----             -----------------------
Dennis J. Aronowitz                $    49              $  1,122                  $ 72,450
William A. Barron III*                 145                 2,292                         0
Richard P. Chapman                      58                 1,332                    75,200
William J. Cosgrove                     49                 1,122                    72,450
Douglas M.Costle                     2,359                41,191                    75,350
Leland O. Erdahl                     2,304                40,085                    72,350
Richard A. Farrell                   2,359                41,191                    75,350
Gail D. Fosler                          49                 1,122                    75,350
William F. Glavin+                   2,304                40,085                    72,250
Patrick Grant*                         145                 2,292                         0
Ralph Lowell, Jr.*                     145                 2,292                         0
Dr. John A. Moore                    2,186                37,622                    68,350
Patti McGill Peterson                2,296                40,085                    72,100
John W. Pratt                        2,304                40,085                    72,350
Edward J. Spellman                      58                 1,332                    73,950
                                   -------              --------                  --------
Totals                             $16,810              $293,250                  $870,600

1        Compensation is for the fiscal year ended October 31, 1996.

2 Total compensation paid by the John Hancock Fund Complex to the Independent Trustees is for the calendar year ended December 31, 1996. On this date, there were sixty-seven funds in the John Hancock Fund Complex of which each of these Independent Trustees served on thirty-five of the funds.

*        As of January 1, 1996,  Messrs.  Barron,  Grant and Lowell  resigned as
         Trustees.

+ As of December 31, 1996, the value of the aggregate accrued deferred compensation amount from all funds in the John Hancock Fund Complex for Mr. Chapman was $63,164, for Mr. Cosgrove was $131,317 and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.

++       Became Trustees of the Trust on June 26, 1996.

As of January 31, 1997, the officers and Trustees of the Fund as a group beneficially owned less than 1% of the outstanding shares.

As of January 31, 1997, the following shareholders beneficially owned 5% of the outstanding shares of the Fund listed below.

                                                                                             Percentage of total
                                                                    Number of shares         outstanding shares
Name and                                Fund and                    of beneficial            of the Class of the
Address of Shareholder                  Class of Shares             Interest Owned           Fund
----------------------                  ---------------             --------------           -------------------
MLPF&S For The Sole Benefit             Regional Bank Fund            3,663,478                     12.36%
of its Customers                        Class A
4800 Deer Lake Drive East
Jacksonville FL 32246-6484

MLPF&S For The Sole Benefit             Regional Bank Fund           27,459,056                     32.47%
 of its Customers                       Class B
4800 Deer Lake Drive East
Jacksonville FL 32246-6484

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $19 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over approximately 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of $80 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries high ratings from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Funds have entered into an investment management contract (the "Advisory Agreements"), each dated as of July 1, 1996, with the Adviser. Pursuant to the Advisory Agreements, the Adviser agreed to act as investment adviser and manager to the Funds. As manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for each of the Funds and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged, and (b) provide supervision over all aspects of each Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Funds bear all costs of their organization and operation, including expenses of preparing, printing and mailing all shareholders' reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plans of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Funds (including an allowable portion of the cost of the Adviser's employees rendering such services to the Funds); the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As provided by the Advisory Agreements, each Fund pays the Adviser monthly an investment advisory fee, which is based upon the following annual rates: (a) for the Disciplined Growth Fund, 0.75% of the Fund's first $500 million of average daily net assets, and 0.65% of average daily net assets in excess of that amount; and (b) for Regional Bank Fund, 0.80% of the Fund's first $500 million of average daily net assets, and 0.75% of average daily net assets over $500 million.

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the investment management contract, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of the obligations and duties under the contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the nonexclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

On March 5, 1996, the Trustees terminated the Service Agreement regarding Disciplined Growth Fund between the Adviser and Sovereign Asset Management Corporation.

Each Advisory Agreement was approved on March 5, 1996 by all of the Trustees, including all of the Trustees who are not parties to the Advisory Agreements or "interested persons" of any such party. The shareholders of the Funds also approved their respective Fund's Advisory Agreement on June 26, 1996. The investment management contract and the distribution agreement discussed below continue in effect from year to year if approved annually by vote of a majority of the Trustees who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either the Trustees or the holders of a majority of the Fund's outstanding voting securities. Both agreements automatically terminate upon assignment and may be terminated without penalty on 60 days' written notice by either party or by vote of a majority of the outstanding voting securities of the Fund.

For the fiscal years ended October 31, 1994, 1995 and 1996, the Trust paid the Adviser, on behalf of Disciplined Growth Fund, an investment advisory fee of $902,465, $866,401 and $895,776, respectively. For the fiscal years ended
October 31, 1994, 1995 and 1996, the Trust paid the Adviser, on behalf of Regional Bank Fund, investment advisory fees of $3,686,366, $7,644,892 and $18,308,016, respectively.

Accounting and Legal Services Agreement. The Trust, on behalf of each Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Funds with certain tax, accounting and legal services. For the fiscal year ended October 31, 1996, Disciplined Growth Fund and Regional Bank Fund paid the Adviser $7,474 and $176,938, respectively for services under this agreement from the effective date of July 1, 1996.

In order to avoid conflicts with portfolio trades for the Funds, the Adviser and the Funds have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Funds and their shareholders come first.

DISTRIBUTION CONTRACTS

Each Fund has a Distribution Agreement with John Hancock Funds and Freedom Distributors Corporation (together the "Distributors"). Under this agreement, the Distributors are obligated to use their best efforts to sell shares of each class of the Funds. Shares of each class of the Funds are sold to selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with the Distributors. The Distributors accept orders for the purchase of the shares of the Funds which are continually offered at net asset value next determined, plus an applicable sales charge, if any. In connection with the sale of Class A or Class B shares of the Funds, the Distributors and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares at the time of sale or, in the case of Class B shares, on a deferred basis. The sales charges are discussed further in the Prospectus.

Each Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the" Plans"), pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, each Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of each Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse the Distributors for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of the Distributors) engaged in the sale of each Fund's shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of each Fund's shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event that the Distributors are not fully reimbursed for payments they make or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Funds do not treat unreimbursed expenses under the Class B Plan as a liability of the Funds because the Trustees may terminate Class B Plan at any time. For the fiscal year ended October 31, 1996, an aggregate of $3,798,216 and $59,994,035 of distribution expenses or 4.185% and 3.421% of the average net assets of the Class B shares of the Funds, were not reimbursed or recovered by Distributors through the receipt of deferred sales charges or Rule 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of each Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the applicable Fund and who have no direct or indirect financial interest in the operation of the Plans (the

"Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

Pursuant to the Plans, at least quarterly, the Distributors provide the Funds with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

Each of the Plans provides that it will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. Each of the Plans may be terminated without penalty,
(a) by a vote of a majority of the Independent Trustees, (b) by a vote of a majority of the applicable Fund's outstanding shares of the applicable class upon 60 day's written notice to the Distributors and (c) automatically in the event of assignment. Each of the Plans further provides that it may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the applicable Fund which has voting rights with respect to the Plan. Each of the Plans provides that no material amendment to the Plan will be effective unless it is approved by a vote of a majority of the Trustees and the Independent Trustees of the applicable Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable shares of each Fund.

Amounts paid to the Distributors by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to the formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of the Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the fiscal year ended October 31, 1996, the Funds paid John Hancock Funds the following amounts of expenses with respect to Class Aand Class B shares of the Fund:


                                                            Expense Items

                                          Printing and                                              Interest,
                                          Mailing of                                                Carrying, or
                                          Prospectuses to     Expenses of      Compensation to      other Finance
                       Advertising        New Shareholders    Distributors     Selling Brokers      Charges
                       -----------        ----------------    ------------     ---------------      -------
Disciplined
Growth Fund
Class A Shares         $  15,045             $ 3,512            $   20,220       $   47,270           $  0
Class B Shares         $  55,872             $24,483            $  110,940       $  367,335           $  348,915

Regional Bank Fund
Class A Shares         $  257,753            $12,130            $1,261,650       $  429,747           $  0
Class B Shares         $1,587,568            $89,463            $8,056,915       $3,020,551           $4,785,257

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of a Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned category for which no sales are reported and other securities traded over-the-counter are generally valued at the mean between the current closing bid and asked prices.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time ( 12:00 noon, New York time) on the date of any determination of a Fund's NAV. If quotations are not readily available or the value has been materially affected by events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which a Fund's NAV is not calculated. Consequently, a Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Funds are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees of each Fund reserve the right to change or waive each Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the respective Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Funds are described in the Prospectus. Methods of obtaining reduced sales charge referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Funds, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Funds, owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Combined Purchases. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Without Sales Charges. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:

         o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

         o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

         o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

         o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of a Fund's shares in fee-based investment products or services made available to their clients.

         o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to a Fund.

         o A member of an approved affinity group financial services plan.*

         o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

         o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the subject Fund's account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

         Amount Invested                                            CDSC Rate
         ---------------                                            ---------

         $1 to $4,999,999                                              1.00%
         Next $5 million to $9,999,999                                 0.50%
         Amounts to $10 million and over                               0.25%

Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current account value of the Class A shares already held by such person.

Combination Privilege. Reduced sales charges also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A shares and shares of all other John Hancock funds which carry a sales charge.

Letter of Intention. Reduced sales charges also are applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Funds offer two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using a Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs) and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his or her attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Funds to sell, any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Funds will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount, please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

*          Proceeds of 50 shares redeemed at $12 per share                $600
*          Minus proceeds of 10 shares not subject to CDSC
           (dividend reinvestment)                                        -120
*          Minus appreciation on remaining shares (40 shares X $2)         -80
                                                                          ----
*          Amount subject to CDSC                                         $400

Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Funds in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Funds to sell the Class B shares without a sales charge being deducted at the time of the purchase. See the Prospectus for additional information regarding the CDSC.

Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to a CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Funds' right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note that this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)

         For Retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit-Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA plans that purchased shares prior to May 15, 1995.

Please see matrix for reference.


CDSC Waiver Matrix.

--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Type of               401(a) Plan          403(b)            457              IRA, IRA          Non-
Distribution          (401(k), MPP, PSP)                                      Rollover          Retirement
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Death or Disability   Waived               Waived            Waived           Waived            Waived
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Over 70 1/2           Waived               Waived            Waived           Waived for        12% of
                                                                              mandatory         account value
                                                                              distributions     annually in
                                                                              or 12% of         periodic
                                                                              account value     payments
                                                                              annually in
                                                                              periodic
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Between 59 1/2 and    Waived               Waived            Waived           Waived for Life   12% of
and 70 1/2                                                                    Expectancy or     account value
                                                                              12% of account    annually in
                                                                              value annually    periodic
                                                                              in periodic       payments
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Under 59 1/2          Waived               Waived for        Waived for       Waived for        12% of
                                           annuity           annuity          annuity           account value
                                           payments (72t)    payments (72t)   payments (72t)    annually in
                                           or 12% of         or 12% of        or 12% of         periodic
                                           account value     account value    account value     payments
                                           annually in       annually in      annually in
                                           periodic          periodic         periodic
                                           payments.         payments.        payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Loans                 Waived               Waived            N/A              N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Termination of        Not Waived           Not Waived        Not Waived       Not Waived        N/A
Plan
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Hardships             Waived               Waived            Waived           N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Return of Excess      Waived               Waived            Waived           Waived            N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS

Although they would not normally do so, the Funds have the right to pay the redemption price of shares of the Funds in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, he will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Funds have, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Funds must redeem their shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the applicable Fund's net asset value at the beginning of such period.

ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The funds permit exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

Each Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

Each Fund may refuse any exchange order. Each Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. Each Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds from the redemption of shares of the applicable Fund. Since the redemption price of the shares of a Fund may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in recognition of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A or Class B shares at the same time a Systematic Withdrawal Plan is in effect. The Funds reserve the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.

Reinstatement or Reinvestment Privilege. Upon notification of Signature Services, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or any other John Hancock funds, subject to the minimum investment limit in that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock funds. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in the each Fund, each Fund may cancel the reinvestment privilege of any parties that, in the opinion of each Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, each Fund may refuse any reinvestment request.

Each Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

DESCRIPTION OF THE FUNDS' SHARES

The Trustees of the Trust are responsible for the management and supervision of the Funds. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund, without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Funds and one other series and the issuance of two classes of shares of the Funds, designated as Class A and Class B. Additional series may be added in the future.

The shares of each class of a Fund represent an equal proportionate interest in the aggregate net assets attributable to the classes of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of a Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except that (i) the distribution and service fees relating to the Class A and Class B shares will be borne exclusively by that class (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) Class A and Class B shares will bear any other class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the applicable Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, each Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares, and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with a request for a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, each Fund's Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Funds' assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in the Funds' prospectus shall be liable for the liabilities of any other John Hancock fund. Liability is therefore limited to circumstances in which a Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.

TAX STATUS

Each Fund is treated as a separate entity for accounting and tax purposes. Each Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Code (the "Code"), and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification if its assets, each Fund will not be subject to Federal income tax on taxable income (including net short-term and long-term capital gains from the disposition of portfolio securities or the right to when-issued securities prior to issuance or the lapse, exercise, delivery under or closing out of certain options, futures and forward contracts, income from securities lending, repurchase agreements and other taxable securities, income attributable to accrued market discount, and a portion of the discount from certain stripped tax-exempt obligations or their coupons) which is distributed to shareholders in accordance with the timing requirements of the Code.

Each Fund will be subject to a 4% nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. Each Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from a Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Funds.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

If a Fund invests in stock of certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), that Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from these passive foreign investment companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the applicable Fund to recognize taxable income or gain without the concurrent receipt of cash. Any Fund that is permitted to acquire stock in foreign corporations may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Foreign exchange gains and losses realized by a Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain foreign currency futures and options, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to a Fund's investment in stock or securities, possibly including speculative currency positions or currency derivatives not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and could under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. Income from investments in commodities, such as gold and certain related derivative instruments, is also not treated as qualifying income under this test. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed a Fund's investment company taxable income computed without regard to such loss the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

A Fund may be subject to withholding and other taxes imposed by foreign countries with respect to their investments in foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Investors may be entitled to claim U.S. foreign tax credits or deductions with respect to foreign income taxes or certain other foreign taxes ("qualified foreign taxes") subject to certain provisions and limitations contained in the Code. Specifically, if more than 50% of the value of a Fund's total assets at the close of any taxable year consists of stock or securities of foreign corporations, the Fund may file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to (i) include in ordinary gross income (in addition to taxable dividends and distributions actually received) their pro rata shares of qualified foreign taxes paid by the Fund even though not actually received by them, and (ii) treat such respective pro rata portions as qualified foreign taxes paid by them.

If a Fund makes this election, shareholders may then deduct such pro rata portions of qualified foreign taxes in computing their taxable incomes, or alternatively, use them as foreign tax credits, subject to applicable limitations, against their U.S. Federal income taxes. Shareholders who do not itemize deductions for Federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their share of such taxes in gross income. Shareholders who claim a foreign tax credit for such foreign taxes may be required to treat a portion of dividends received from the Fund as a separate category of income for purposes of computing the limitations on the foreign tax credit. Tax-exempt shareholders will ordinarily not benefit from this election. Each year (if any) that a Fund files the election described above, its shareholders will be notified of the amount of (i) each shareholder's pro rata share of qualified foreign taxes paid by the Fund and (ii) the portion of Fund dividends which represents income from each foreign country. If a Fund does not satisfy the 50% requirement described above or otherwise does not make the election, the Fund will deduct the foreign taxes it pays in determining the amount it has available for distribution to shareholders, and shareholders will not include these foreign taxes in their income, nor will they be entitled to any tax deductions or credits with respect to such taxes.

For each Fund, the amount of net realized short-term and long-term capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities or enter into options or futures transactions that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions on those shares from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of a Fund (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of a Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock Fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be disallowed to the extent of all exempt-interest dividends paid with respect to such shares and, to the extent it exceeds the disallowed amount, will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, each Fund reserves the right to retain and reinvest all or any portion of the excess of net long-term capital gain over net short-term capital loss in any year. The Funds will not in any event distribute net capital gain realized in any year to the extend that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of a Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if such Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder of the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain income in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.

For Federal income tax purposes, each Fund is permitted to carryforward a net capital loss in any year to offset its own net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the applicable Fund and, as noted above, would not be distributed as such to shareholders. Neither Disciplined Growth Fund nor Regional Bank Fund has any capital loss carryforwards.

For purposes of the dividends received deduction available to corporations, dividends received by a Fund, if any, from U.S. domestic corporations in respect of any share of stock held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Each Fund would generally have a significant portion of its distributions treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the applicable Fund in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability, if any. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

Investment in debt obligations that are at risk of or in default presents special tax issues for any Fund that may hold such obligations. Tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount, or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by any Fund that may hold such obligations in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and seek to avoid becoming subject to Federal income or excise tax.

A Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options, futures and forward contracts may also require the Fund to reorganize income or gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) a Fund's distributions are derived from interest on (or, in the case of intangible taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Funds will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although a Fund may in its sole discretion provide relevant information to shareholders.

Each Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish a Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. A Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Limitations imposed by the Code on regulated investment companies like the Funds may restrict each Fund's ability to enter into options and futures contracts, foreign currency positions and foreign currency forward contracts.

Certain options, futures and forward foreign currency transactions undertaken by a Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain foreign currency forwards, options and futures, as ordinary income or loss) and timing of some capital gains and losses realized by the Fund. Also, certain of a Fund's losses on its transactions involving options, futures or forward contracts and/or offsetting or successor portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gain. Certain of such transactions may also cause a Fund to dispose of investments sooner than would otherwise have occurred. Certain of the applicable tax rules may be modified if a Fund is eligible and chooses to make one or more of certain tax elections that may be available. These transactions may therefore affect the amount, timing and character of a Fund's distributions to shareholders. The Funds will take into account the special tax rules (including consideration of available elections) applicable to options, futures or forward contracts in order to seek to minimize any potential adverse tax consequences.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Funds in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their investment in a Fund is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from a Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in any Fund.

The Funds are not subject to Massachusetts corporate excise or franchise taxes. Provided that a Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE

Total Return. Average annual total return is determined separately for each class of shares.

Set forth below are tables showing the performance on a total return basis (i.e., with all dividends and distributions reinvested) of a hypothetical $1,000 investment in the Class A and Class B shares of the Funds. The performance information for each Fund is stated for the year ended October 31, 1996 and, with respect to Class A shares of each Fund and Class B shares of Disciplined Growth Fund, for the period from the commencement of operations (indicated by an asterisk). With respect to Class B shares of each Fund, performance information is also stated for the five year period ended October 31, 1996. The Fund performance information for Class B shares of Regional Bank Fund and also stated for the ten year period ended October 31, 1996.


                                               Disciplined Growth Fund

        Class A                 Class A                 Class B                 Class B                 Class B
        Shares                   Shares                  Shares                  Shares                  Shares
    One Year Ended              1/3/92*              One Year Ended         Five Years Ended           4/22/87*to
       10/31/96                 10/31/96                10/31/96                10/31/96                10/31/96
    --------------           --------------          --------------          --------------          --------------
        16.66%                   8.79%                   16.89%                  10.68%                  8.69%


                                                  Regional Bank Fund

        Class A                 Class A                 Class B                 Class B                 Class B
        Shares                   Shares                  Shares                  Shares                  Shares
    One Year Ended             1/3/92* to            One Year Ended         Five Years Ended        Ten Years Ended
       10/31/96                 10/31/96                10/31/96                10/31/96                10/31/96
     ------------            --------------          --------------          -------------           -------------
        22.33%                   26.23%                  22.89%                  26.81%                  19.77%



*Commencement of operations.


Total return is computed by finding the average annual compounded rates of return over the designated periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

     n _____
T = \ /ERV/P - 1


Where:

     P =       a hypothetical initial investment of $1,000.

     T =       average annual total return.

     n =       number of years.

     ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 years, and 10 year periods.

Because each share has its own sales charge and fee structure, the classes have different performance results. In the case of Class A and Class B shares, this calculation assumes that the maximum sales charge is included in the initial investment or the applicable CDSC is applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of a Fund during the period stated by the maximum offering price and net asset value at the end of the period. Excluding a Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Funds may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Funds' sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Funds' sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

The Funds may advertise yield, where appropriate. Yield is computed by dividing the net investment income per share determined for a 30 day period by the maximum offering price per share (which includes a full sales charge) on the last day of such period, according to the following standard formula:



                         Yield = 2([(a - b) + 1] 6 - 1)
                                      ---
                                       cd


Where:    a=        dividends and interest earned during the period

          b=        net expenses accrued for the period

          c= the average daily number of share outstanding during the period that would be entitled to receive dividends

          d= the maximum offering price per share on the last day of the period (NAV where applicable).

From time to time, in reports and promotional literature, the Funds' total return and/or yield will be compared to indices of mutual funds such as Lipper Analytical Services, Inc.'s "Lipper-Mutual Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as Russell and Wilshire Indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S, etc. may also be utilized. The Fund's promotional and sales literature may make reference to the Funds' "beta". Beta is a reflection of the market related risk of the Funds by showing how responsive the Funds are to the market.

The performance of the Funds is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Funds for any period in the future. The performance of any fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales, and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Funds' performances.

BROKERAGE ALLOCATION

Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by an investment committee of the Adviser, which consists of officers and directors of the Adviser, Sub-Advisers, and officers and Trustees who are interested persons of the Trust. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the officers of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market maker reflect a "spread." Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on these transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. In other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.

The Funds' primary policy are to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and such other policies as the Trustees may determine, the Adviser or a Sub-Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser and the Sub-Advisers of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser and the Sub-Advisers.

The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser or Sub-Advisers, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser and Sub-Advisers may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitment to allocate portfolio transactions upon any prescribed basis. While the Adviser, in consultation with the Sub-Advisers, will be primarily responsible for the allocation of the Fund's brokerage business, the policies and practices of the Adviser and Sub-Advisers in this regard must be consistent with the foregoing and at all times be subject to review by the Trustees. During the fiscal years ended October 31, 1994, 1995 and 1996, the Regional Bank Fund paid $512,936, $589,066 and $937,631 in negotiated brokerage commissions. During the fiscal years ended October 31, 1994, 1995 and 1996, the Disciplined Growth Fund paid $136,826, $237,015 and $276,610 in negotiated brokerage commissions.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, each Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the trustees that such price is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. During the fiscal year ended October 31, 1996, Disciplined Growth Fund paid $44,415 and Regional Bank Fund paid $44,766.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker dealer ("Distributors" or "Affiliated Broker"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Funds may execute portfolio transactions with or through Affiliated Brokers. During the fiscal periods ended October 31, 1994 , 1995 and 1996 no brokerage commissions were paid to Affiliated Brokers in connection with the portfolio transactions of the Disciplined Growth Fund. During the fiscal periods ended October 31, 1994, 1995 and 1996, brokerage commissions were paid to Tucker Anthony, which was affiliated with the Adviser until November 1996, in the amounts of $0, $2,800 and $6,300, respectively, in connection with portfolio transactions of Regional Bank Fund.

Distributors may act as broker for the Funds on exchange transactions, subject, however, to the general policy of the Funds set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Funds as determined by a majority of the Trustees who are not interested persons (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser and the Sub-Adviser, which are affiliated with the Affiliated Brokers, have, as investment advisers to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Broker as a basis for negotiation commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as a Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Funds. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.


TRANSFER AGENT SERVICES

John Hancock Signature Services, Inc., 1 John Hancock Way STE 1000, Boston, MA 02217-1000, a wholly-owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Funds. Each Fund pays Signature Services an annual fee of $19.00 for each Class A shareholder and of $21.50 for each Class B shareholder. Each Fund also pays certain out-of-pocket expenses and these expenses are aggregated and charged to each Fund and allocated to each class on the basis of their relative net asset values.

CUSTODY OF PORTFOLIO

Portfolio securities of the Funds are held pursuant to a custodian agreement between the Funds and Investors Bank & Trust Company, 89 South Street, Boston, Massachusetts 02111. Under the custodian agreement, State Street Bank and Trust Company performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

The independent auditors of the Funds are Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts, 02110. Price Waterhouse LLP audits and renders an opinion on each Fund's annual financial statements and reviews each Fund's annual Federal income tax returns.

                                   APPENDIX A

                          DESCRIPTION OF BOND RATINGS*

Moody's Bond ratings

Bonds. "Bonds which are rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most likely to impair the fundamentally strong position of such issues.

"Bonds which are rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of grater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in 'Aaa' securities
 .
"Bonds which are rated 'A' possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

"Bonds which are rated 'Baa' are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

"Bonds which are rated 'Ba' are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position, characterizes bonds in this class.

"Bonds which are rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue. Should no rating be assigned, the reason may be one of the following: (i) an application for rating was not received or accepted; (ii) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (iii) there is a lack of essential data pertaining to the issue or issuer; or (iv) the issue was privately placed, in which case the rating is not published in Moody's publications.

------------
*As described by the rating companies themselves.


Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

Standard & Poor's Bond ratings

"AAA. Debt rated 'AAA' has the highest rating by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

"AA. Debt rated 'AA' has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

"A. Debt rated 'A' has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

"BBB. Debt rated 'BBB' is regarded as having adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories."

Debt rated "BB," or "B," is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and pay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "CC" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

Unrated. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

                            COMMERCIAL PAPER RATINGS

Moody's Commercial Paper Ratings

Moody's ratings for commercial paper are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's two highest commercial paper rating categories are as follows:

"P-1 -- "Prime-1" indicates the highest quality repayment capacity of the rated issues.

"P-2 -- "Prime-2" indicates that the issuer has a strong capacity for repayment of short-term promissory obligations. Earnings trends and coverage ratios, while sound, will be more subjective to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained."

Standard & Poor's Commercial Paper Ratings

Standard & Poor's commercial paper ratings are current assessments of the likelihood of timely payment of debts having an original maturity of no more than 365 days. Standard & Poor's two highest commercial paper rating categories are as follows:

"A-1 -- This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.

"A-2 -- Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1."

                              FINANCIAL STATEMENTS

                         John Hancock Funds

                            Disciplined
                              Growth
                               Fund

                           Annual Report

                          October 31, 1996



TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward Spellman*

*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN

Investors Bank & Trust Company
89 South Street
Boston, Massachusetts 02111

TRANSFER AGENT

John Hancock Investor Services Corporation
P.O. Box 9116
Boston, Massachusetts 02205-9116

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Price Waterhouse LLP
160 Federal Street
Boston, Massachusetts 02110


CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

Since late 1994, prospectus simplification has been a major topic in the mutual fund industry. At that time, Securities and Exchange
Commission Chairman Arthur Levitt called on fund companies to make their prospectuses more user-friendly. He noted that prospectuses are often overloaded with technical detail and are hard for most investors to understand. Many industry observers agreed, and rightly so.

So it is my pleasure to let you know that after being under development for a year, John Hancock Funds has introduced new simplified and consolidated prospectuses. The prospectuses feature shorter, clearer language with a streamlined design, and they incorporate several funds with similar investment objectives into one document. They cover our income, growth, growth and income, tax-free income, international/global and money market funds. We are gratified at the favorable reviews that our new prospectuses have received from shareholders, financial advisers, industry analysts and the press. We believe they are a bold but sensible step forward. And while they are easier to read, they still comply with all federal and state guidelines.

We have taken the initiative to create a prospectus that dramatically departs from the norm. Among its most innovative features is a two-page spread highlighting each fund's goals and investment strategy, the types of securities it buys, its portfolio management and risk factors, all in plainer language. Fund expenses and financial highlights are now found here, too, as is a new bar chart that shows year-to-year volatility for each fund. Other features include a better presentation of fund services, a new glossary of investment risks and a discussion about how funds are organized, including a diagram showing the connection of the various players that provide services to your Hancock fund(s).

We believe we have made a significant advancement in the drive toward better mutual fund prospectuses. We hope you will agree because in the end, we did it for you, our shareholders.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and
Chief Executive Officer, flush right, next to second paragraph.


By John Snyder and Jere Estes, Co-Portfolio Managers

John Hancock
Disciplined Growth Fund

Market's "flight to quality" drives performance;
outlook remains promising for high-quality growth stocks

"The stock
market had
trouble making
up its mind
this year."

The stock market had trouble making up its mind this year. Sentiment swung sharply as investors tried to figure out where the economy was headed next. The result was a volatile stock market that has been held victim to the latest economic news. Throughout the year, stock prices dropped as weaker economic reports sparked fears of a slowing economy-- and then rallied back as stronger-than-expected news reassured investors that the economy was still on track. In addition, we have also seen strong and rapid sector rotation between cyclical and defensive stocks, as investors have tried to capture the latest hot stock group.

More recently, the market volatility has subsided somewhat as we've shifted toward what we call the "Goldilocks" economy. That is, an economy that is not too hot and not too cold, but just right. The Federal Reserve -- the supreme arbiter of economic growth -- has stuck by its neutral interest-rate policy, indicating that it believes the economy is moving along at just the right pace. Despite the turmoil, the broader market, as measured by the Standard & Poor's 500-Stock Index, gained a healthy (and atypical) 24.10% for the 12 months ended October 31, 1996.

A 2 1/2" x 3 1/2" photo of Disciplined Growth Fund management team at bottom right. Caption reads: "Disciplined
Growth Fund management team members: (l-r) Jere Estes, Anne
McDermott, John Snyder".

In search of quality

John Hancock Disciplined Growth Fund also produced strong returns. For the year ended October 31, 1996, the Fund's Class A and Class B shares had total returns of 22.78% and 21.89%, respectively, at net asset value. Those outpaced the average growth fund's return of 18.47% for the same period, according to Lipper Analytical Services.1 Please see pages six and seven for longer-term performance information.


Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Kimberly
Clark 2.7% 2) Procter & Gamble 2.5% 3) Home Depot 2.3%
4)Century Telephone Enterprises 2.0% 5) Aflac Corp. 2.0%. A footnote below reads "As a percentage of net assets on October 31, 1996."

"We have
added more
technology
holdings
to the
portfolio..."

What has driven the Fund's performance is the market's "flight to quality." Enormous productivity gains and strong economic growth have resulted in four years of above-average earnings growth in corporate America. With much of the productivity gains behind us and the economy slowing, however, the outlook for corporate earnings has become much less certain. And that uncertainty, which has sent the stock market on its rollercoaster ride this year, caused investors to flock to large, high-quality stocks with reliable earnings -- the type of stocks in which John Hancock Disciplined Growth Fund invests. General Electric is a perfect example. Investors have been attracted to the company's consistently improving revenues and profits. Since the start of the year, the stock is up 36%. Pep Boys was another winner. This auto repair/service company is rapidly gaining market share through joint ventures with CarMax, a national used-car chain and Enterprise, a car leasing company.

Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investments"; the header for the right column is "Recent performance ... and what's behind the numbers. The first listing is Pep Boys followed by an up arrow and the phrase "New ventures build market share." The second listing is General Electric followed by an up arrow and the phrase "Consistently growing revenues and earnings." The third listing is Pepsi followed by a down arrow and the phrase "Weakness in restaurant and international soft drinks." Footnote below reads: "See Schedule of Investments. Investment holdings are subject to change."

Of course, along with the good news, there is usually some bad news. Electronic Data Systems, for example, has been a disappointment. A slowing of orders has put a damper on earnings. However, we believe it's only temporary, so we're holding the stock. PepsiCo has also experienced some short-term problems, particularly with its restaurant and international soft drink businesses. We're confident, however, that new management will turn the situation around.

Investment focus

As we discussed in the semi-annual report six months ago, we have broadened the Fund's investment strategy. Previously, our focus was on companies that had increased their dividends consistently for at least the past five years. Our new strategy, while not a major shift, puts more emphasis on the predictability of earnings rather than dividends. We're targeting companies that have achieved predictable earnings, but not necessarily passed those earnings along to stockholders in the form of dividends. With a broader universe, we've added more technology holdings to the portfolio, including Microsoft and Computer Associates. We've also beefed up our oil and gas stocks such as Mobil, Chevron and Amoco. Even as we broaden our universe, one thing remains the same and that's our focus on quality and stability. We believe these new additions all fit that bill.

Another area where we have found value is the mid-cap sector of the market. Large-cap stocks have run up nicely in the last several months, but many mid-cap stocks have been lackluster, despite strong earnings. We've used this as an opportunity to add to existing positions or pick up new holdings for the portfolio. Below are two examples.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended October 31, 1996." The chart is scaled in increments of 5% from bottom to top, with 25% at the top and 0% at the bottom. Within the chart there are three solid bars. The first represents the 22.78% total return for the John Hancock Disciplined Growth Fund: Class A. The second represents the 21.89% total return for the John Hancock Disciplined Growth
Fund: Class B. The third represents the 18.47% total return for the average growth fund. A footnote below reads: "The total returns for John Hancock Disciplined Growth Fund are at net asset value with all distributions reinvested. The average growth fund is tracked by Lipper Analytical Services.
(1) See following two pages for historical performance information."

PALL. This company manufactures filters and equipment used in fluid processing, aerospace and medical applications. One of the most exciting opportunities for Pall is blood filtering. Pall filters greatly reduce the spread of infection. With all the publicity surrounding blood-borne infections, it seems likely that filtering will become a standard procedure. After growing earnings consistently at 12% over the last ten years, it's entirely possible that this rate could increase to 15%.

PENTAIR. This conglomerate operates three major lines of business: electrical accessories, portable power tools and water pumps. After a major restructuring in the early '80s, the company has been able to grow earnings at a consistent rate of 15% over the past 10 years. We don't see any reason why Pentair won't be able to keep up that growth rate for the next several years.

Outlook

Despite the market's most recent calm, we do not believe that the volatility is over, since there's still some uncertainty currently about the overall direction of the economy. In addition, worries about overvalued stock prices could keep investors on edge. It's true that stock valuations are above their historical norms. Of course, some stocks, particularly initial public offerings, have reached excessive levels. But given the low inflation and interest rates, we still believe that the market is reasonably priced.

"...we still
believe that
the market is
reasonably
priced."

Having said that, we do not expect stocks to match their spectacular returns of the last few years and investors would be wise to temper their expectations. Next year, we believe the economy is likely to grow in the 2.5% to 3% range, and corporate profits are likely to drop back to more normal levels of 8% to 10% from their unusually high level of 20% in 1995.

We also believe that next year's slower-growth economy will cause problems for companies who are not leaders of their respective industries. In fact, we are likely to see the emergence of the New Nifty Fifty. This term refers to the two-tiered market that developed in the early '70s. At that time, there were the 50 "great" companies, those with high earnings reliability, and then there was everybody else. We are more convinced than ever that this tiering is re-occurring in the market now. What's more, we are not anywhere near the point where consistent growth companies are overvalued. This bodes well for the high-quality growth stocks favored by John Hancock Disciplined Growth Fund.
-----------------------------------------------------------------------
This commentary reflects the views of the portfolio managers through the end of the Fund's period discussed in this report. Of course, the managers' views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.



A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Disciplined Growth Fund. Total return is a performance measure that equals the sum of all income and capital gain distributions, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Prior to August 1992, different sales charges were in effect for Class A shares which are not reflected in the performance data. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS

For the period ended September 30, 1996

                        One      Five    Life of
                       Year     Years       Fund
                      -----     ------   -------
John Hancock
Disciplined Growth
Fund: Class A(1)      12.19%      N/A      47.83%
John Hancock
Disciplined Growth
Fund: Class B(2)      12.30%    70.03%    117.86%

AVERAGE ANNUAL TOTAL RETURNS

For the period ended September 30, 1996

                        One      Five    Life of
                       Year     Years       Fund
                      -----     ------   -------
John Hancock
Disciplined Growth
Fund: Class A(1)      12.19%      N/A       8.59%
John Hancock
Disciplined Growth
Fund: Class B(2)      12.30%    11.20%      8.60%


Notes to Performance

(1) Class A shares commenced on January 3, 1992.
(2) Class B shares commenced on April 22, 1987.



WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Disciplined Growth Fund would be worth on October 31, 1996, assuming you had invested on the day each class of shares started and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index -- an unmanaged index that includes 500 widely traded common stocks and is a commonly used measure of stock market performance.

Disciplined Growth Fund
Class A shares

Line chart with the heading Disciplined Growth Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $19,245 as of October 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Disciplined Growth Fund on January 3, 1992, before sales charge, and is equal to $15,800 as of October 31, 1996. The third line represents the Disciplined Growth Fund, after sales charge, and is equal to $15,015 as of October 31, 1996.


Disciplined Growth Fund
Class B shares

Line chart with the heading Disciplined Growth Fund: Class B*, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are two lines.

The first line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $32,358 as of October 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Disciplined Growth Fund on April 22, 1987, after sales charge, and is equal to $22,117 as of October 31, 1996.

* No contingent deferred sales charge applicable.




John Hancock Funds - Disciplined Growth Fund

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on October 31, 1996.
You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
October 31, 1996
----------------------------------------------------------------------------
Assets:
Investments at value -- Note C:
Common stocks (cost - $92,263,970)                              $113,764,313
Joint repurchase agreement (cost - $7,463,000)                     7,463,000
Corporate savings account                                                597
                                                                ------------
                                                                 121,227,910
Receivable for investments sold                                      971,305
Receivable for shares sold                                            51,294
Dividends receivable                                                 100,250
Interest receivable                                                    1,270
Other assets                                                           4,885
                                                                ------------
Total Assets                                                     122,356,914
----------------------------------------------------------------------------
Liabilities:
Payable for investments purchased                                    750,594
Payable for shares repurchased                                       109,450
Payable to John Hancock Advisers, Inc.
and affiliates - Note B                                              123,470
Accounts payable and accrued expenses                                 58,425
                                                                ------------
Total Liabilities                                                  1,041,939
----------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                  $86,486,024
Accumulated net realized gain on investments                      13,328,280
Net unrealized appreciation of investments                        21,500,671
                                                                ------------
Net Assets                                                      $121,314,975
============================================================================

Net Asset Value Per Share:
(Based on net asset values and shares of beneficial
interest outstanding - unlimited number of shares
authorized with no par value)
Class A - $28,759,636/1,848,755                                       $15.56
============================================================================

Class B - $92,555,339/6,029,029                                       $15.35
============================================================================

Maximum Offering Price *
Class - A ($15.56 x 105.26%)                                          $16.38
============================================================================

* On a single retail sale of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.





The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Year ended October 31, 1996
----------------------------------------------------------------------------
Investment Income:
Dividends (net of foreign withholding taxes of $1,274)            $1,949,414
Interest                                                             352,852
                                                                 -----------
                                                                   2,302,266
                                                                 -----------
Expenses:
Distribution/service fee - Note B
Class A                                                               86,047
Class B                                                              907,545
Investment management fee - Note B                                   895,776
Transfer agent fee - Note B                                          316,323
Printing                                                              43,183
Custodian fee                                                         43,239
Registration and filing fees                                          32,053
Auditing fee                                                          27,073
Trustees' fees                                                        16,810
Financial services fee - Note B                                        7,474
Miscellaneous                                                          5,873
Legal                                                                  4,865
                                                                 -----------
Total Expenses                                                     2,386,261
                                                                 -----------
Net Investment Loss                                                  (83,995)
                                                                 -----------
Realized and Unrealized Gain (Loss) on Investments:
Net realized gain on investments sold                             13,412,288
Change in net unrealized appreciation/depreciation
of investments                                                    10,413,875
                                                                 -----------
Net Realized and Unrealized Gain
on Investments                                                    23,826,163
----------------------------------------------------------------------------
Net Increase in Net Assets
Resulting from Operations                                        $23,742,168
============================================================================

See notes to financial statments





Statement of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED OCTOBER 31,
                                                                                    -----------------------------
                                                                                             1995            1996
                                                                                    -------------   -------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss)                                                             $230,696        ($83,995)
Net realized gain on investments sold                                                     890,733      13,412,288
Change in net unrealized appreciation/
depreciation of investments                                                            11,617,034      10,413,875
                                                                                    -------------   -------------
Net Increase in Net Assets Resulting
from Operations                                                                        12,738,463      23,742,168
                                                                                    -------------   -------------
Distributions to Shareholders:
Dividends from net investment income
Class A - ($0.1015 and none per
share, respectively)                                                                     (213,064)         --
Class B - ($0.0287 and none
per share, respectively)                                                                 (216,094)         --
Distributions from net realized gain
on investments sold
Class A - ($0.5222 and $0.1030
per share, respectively)                                                                 (999,954)       (218,913)
Class B - ($0.5222 and $0.1030
per share, respectively)                                                               (4,061,492)       (691,213)
                                                                                    -------------   -------------
Total Distributions to Shareholders                                                    (5,490,604)       (910,126)
                                                                                    -------------   -------------
From Fund Share Transactions - Net*:                                                  (11,101,562)    (15,386,732)
                                                                                    -------------   -------------
Net Assets:
Beginning of period                                                                   117,723,368     113,869,665
                                                                                    -------------   -------------
End of period                                                                        $113,869,665    $121,314,975
                                                                                    =============   =============

* Analysis of Fund Share Transactions:
                                                                        YEAR ENDED OCTOBER 31,
                                                   --------------------------------------------------------------
                                                               1995                             1996
                                                   -----------------------------    -----------------------------
                                                         SHARES           AMOUNT           SHARES          AMOUNT
                                                   -------------   -------------    -------------   -------------
CLASS A
Shares sold                                              665,977      $8,286,634        1,009,864     $14,846,003
Shares issued to shareholders in
reinvestment of distributions                            106,291       1,186,137           15,749         211,679
                                                   -------------   -------------    -------------   -------------
                                                         772,268       9,472,771        1,025,613      15,057,682
Less shares repurchased                                 (542,110)     (6,600,356)      (1,345,465)    (19,632,832)
                                                   -------------   -------------    -------------   -------------
Net increase (decrease)                                  230,158      $2,872,415         (319,852)    ($4,575,150)
                                                   =============   =============    =============   =============

CLASS B
Shares sold                                              531,328      $6,390,883          687,430      $9,579,944
Shares issued to shareholders in
reinvestment of distributions                            360,515       3,973,464           48,668         649,722
                                                   -------------   -------------    -------------   -------------
                                                         891,843      10,364,347          736,098      10,229,666
Less shares repurchased                               (2,003,631)    (24,338,324)      (1,497,331)    (21,041,248)
                                                   -------------   -------------    -------------   -------------
Net decrease                                          (1,111,788)   ($13,973,977)        (761,233)   ($10,811,582)
                                                   =============   =============    =============   =============

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last two periods, along with the corresponding dollar value.

See notes to financial statements.





Financial Highlights
Selected data for a share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios and supplemental data are listed as follows:
-------------------------------------------------------------------------------------------
                                                        YEAR ENDED OCTOBER 31,
                                         --------------------------------------------------
                                              1992      1993      1994      1995      1996
                                          --------  --------  --------  --------  --------
CLASS A (1)
Per Share Operating Performance
Net Asset Value, Beginning of Period        $12.81    $10.99    $12.39    $12.02    $12.77
                                          --------  --------  --------  --------  --------
Net Investment Income                         0.06(2)   0.08(2)   0.10      0.08(2)   0.07(2)
Net Realized and Unrealized Gain (Loss)
on Investments                               (0.06)     1.34      0.07      1.29      2.82
                                          --------  --------  --------  --------  --------
Total from Investment Operations              0.00      1.42      0.17      1.37      2.89
                                          --------  --------  --------  --------  --------
Less Distributions:
Dividends from Net Investment Income         (0.07)    (0.02)    (0.10)    (0.10)       --
Distributions in Net Realized Gain
on Investments Sold                          (1.74)       --     (0.44)    (0.52)    (0.10)
Distributions from Capital Paid-In           (0.01)       --        --        --        --
                                          --------  --------  --------  --------  --------
Total Distributions                          (1.82)    (0.02)    (0.54)    (0.62)    (0.10)
                                          --------  --------  --------  --------  --------
Net Asset Value, End of Period              $10.99    $12.39    $12.02    $12.77    $15.56
                                           =======   =======   =======   =======   =======

Total Investment Return at Net
Asset Value(3)                                0.19%(4) 12.97%     1.35%    12.21%    22.78%
Ratios and Supplemental Data
Net Assets, End of Period (000's
omitted)                                    $1,771   $23,372   $23,292   $27,692   $28,760
Ratio of Expenses to Average Net
Assets                                        1.73%(5)  1.60%     1.53%     1.46%     1.47%
Ratio of Net Investment Income to
Average Net Assets                            0.62%(5)  0.64%     0.83%     0.69%     0.46%
Portfolio Turnover Rate                        246%       71%       60%       65%       78%
Average Broker Commission Rate(6)              N/A       N/A       N/A       N/A     $0.07

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains
(losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period        $11.71    $10.97    $12.31    $11.95    $12.69
                                          --------  --------  --------  --------  --------
Net Investment Income (Loss)                  0.01(2)   0.02(2)   0.03      0.01(2)  (0.03)(2)
Net Realized and Unrealized Gain
on Investments                                1.05      1.33      0.07      1.28      2.79
                                          --------  --------  --------  --------  --------
Total from Investment Operations              1.06      1.35      0.10      1.29      2.76
                                          --------  --------  --------  --------  --------
Less Distributions:
Dividends from Net Investment Income         (0.03)    (0.01)    (0.02)    (0.03)       --
Distributions from Net Realized
Gain on Investments Sold                     (1.76)       --     (0.44)    (0.52)    (0.10)
Distributions from Capital Paid-In           (0.01)       --        --        --        --
                                          --------  --------  --------  --------  --------
Total Distributions                          (1.80)    (0.01)    (0.46)    (0.55)    (0.10)
                                          --------  --------  --------  --------  --------
Net Asset Value, End of Period              $10.97    $12.31    $11.95    $12.69    $15.35
                                           =======   =======   =======   =======   =======

Total Investment Return at Net
Asset Value(3)                                7.22%    12.34%     0.78%    11.51%    21.89%
Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                            $23,525   $93,853   $94,431   $86,178   $92,555
Ratio of Expenses to Average
Net Assets                                    2.27%     2.09%     2.10%     2.11%     2.17%
Ratio of Net Investment Income
(Loss) to Average Net Assets                  0.10%     0.17%     0.25%     0.06%    (0.24%)
Portfolio Turnover Rate                        246%       71%       60%       65%       78%
Average Broker Commission Rate(6)              N/A       N/A       N/A       N/A     $0.07

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Annualized
(6) Per portfolio share traded. Required for fiscal years that began
    September 1, 1995 or later.

See notes to financial statements.





The Schedule of Investments is a complete list of all securities owned by the Disciplined Growth Fund on October 31, 1996. It's divided into two main categories: common stocks and short-term investments. Common stocks are further broken down by industry groups. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                                 MARKET
ISSUER, DESCRIPTION                                      NUMBER OF SHARES         VALUE
-------------------------------------                   -----------------   -----------
COMMON STOCKS
Advertising (1.60%)
Interpublic Group of Cos., Inc. (The)                             40,000     $1,940,000
                                                                           ------------
Aerospace (0.91%)
Rockwell International Corp.                                      20,000      1,100,000
                                                                           ------------
Banks - United States (4.17%)
BankAmerica Corp.                                                 25,000      2,287,500
First Tennessee National Corp.                                    40,000      1,455,000
Norwest Corp.                                                     30,000      1,316,250
                                                                           ------------
                                                                              5,058,750
                                                                           ------------
Beverages (1.47%)
PepsiCo, Inc.                                                     60,000      1,777,500
                                                                           ------------
Building (1.94%)
Ecolab Inc .                                                      30,000      1,095,000
Masco Corp.                                                       40,000      1,255,000
                                                                           ------------
                                                                              2,350,000
                                                                           ------------
Chemicals (1.69%)
Sigma-Aldrich Corp.                                               35,000      2,056,250
                                                                           ------------
Computers (10.68%)
3Com Corp.*                                                       30,000      2,028,750
Automatic Data Processing, Inc.                                   30,000      1,248,750
Cisco Systems, Inc.*                                              22,000      1,361,250
Computer Associates International, Inc.*                          20,000      1,182,500
Electronic Data Systems Corp.                                     40,000      1,800,000
Fiserv Inc.*                                                      30,000      1,151,250
Hewlett-Packard Co.                                               30,000      1,323,750
Microsoft Corp.*                                                  12,000      1,647,000
Sun Microsystems, Inc.*                                           20,000      1,220,000
                                                                           ------------
                                                                             12,963,250
                                                                           ------------
Containers (2.05%)
Bemis Co .                                                        30,000      1,050,000
Crown Cork & Seal Co., Inc.                                       30,000      1,440,000
                                                                           ------------
                                                                              2,490,000
                                                                           ------------
Diversified Operations (3.53%)
Alco Standard Corp.                                               30,000      1,391,250
Corning, Inc.                                                     40,000      1,550,000
Lockheed Martin Corp.                                             15,000      1,344,375
                                                                           ------------
                                                                              4,285,625
                                                                           ------------
Electronics (3.61%)
Emerson Electric Co.                                              15,000      1,335,000
General Electric Co.                                              20,000      1,935,000
W.W. Grainger, Inc.                                               15,000      1,111,875
                                                                           ------------
                                                                              4,381,875
                                                                           ------------
Finance (2.45%)
Advanta Corp. (Class A)                                           25,000      1,207,813
Franklin Resources, Inc.                                          25,000      1,762,500
                                                                           ------------
                                                                              2,970,313
                                                                           ------------
Food (3.85%)
ConAgra, Inc.                                                     30,000      1,496,250
CPC International, Inc.                                           20,000      1,577,500
Sara Lee Corp.                                                    45,000      1,597,500
                                                                           ------------
                                                                              4,671,250
                                                                           ------------
Furniture (1.23%)
Leggett & Platt, Inc.                                             50,000      1,493,750
                                                                           ------------
Household (1.17%)
Newell Co.                                                        50,000      1,418,750
                                                                           ------------
Insurance (5.12%)
Aflac Corp                                                        60,000      2,407,500
American International Group, Inc.                                20,000      2,172,500
Travelers Group, Inc.                                             30,000      1,627,500
                                                                           ------------
                                                                              6,207,500
                                                                           ------------
Linen Supply & Related (0.84%)
G AND K Services Inc. (Class A)                                   35,000      1,015,000
                                                                           ------------
Machinery (1.89%)
Dover Corp.                                                       20,000      1,027,500
Pentair, Inc.                                                     50,000      1,262,500
                                                                           ------------
                                                                              2,290,000
                                                                           ------------
Media (0.94%)
Gannett Co., Inc.                                                 15,000      1,138,125
                                                                           ------------
Medical (11.19%)
Abbott Laboratories                                               40,000      2,025,000
American Home Products Corp.                                      25,000      1,531,250
Amgen, Inc.*                                                      20,000      1,226,250
Eli Lilly & Co.                                                   15,000      1,057,500
Johnson & Johnson                                                 25,000      1,231,250
Medtronic, Inc.                                                   20,000      1,287,500
Pall Corp.                                                        50,000      1,281,250
Pfizer, Inc.                                                      25,000      2,068,750
Smithkline Beecham PLC,
American Depositary Receipts                                      30,000      1,878,750
                                                                           ------------
                                                                             13,587,500
                                                                           ------------
Metal (2.36%)
Illinois Tool Works, Inc.                                         20,000      1,405,000
Worthington Industries, Inc.                                      70,000      1,452,500
                                                                           ------------
                                                                              2,857,500
                                                                           ------------
Mortgage Banking (1.29%)
Federal National Mortgage Association                             40,000      1,565,000
                                                                           ------------
Oil & Gas (8.36%)
Amoco Corp.                                                       17,000      1,287,750
Chevron Corp.                                                     18,000      1,183,500
Enron Corp.                                                       35,000      1,627,500
Enron Oil & Gas Co.                                               50,000      1,287,500
Mobil Corp.                                                       10,000      1,167,500
Sonat, Inc.                                                       30,000      1,477,500
Sonoco Products Co,                                               30,000        798,750
Williams Companies, Inc.                                          25,000      1,306,250
                                                                           ------------
                                                                             10,136,250
                                                                           ------------
Paper & Paper Products (2.69%)
Kimberly-Clark Corp.                                              35,000      3,263,750
                                                                           ------------
Retail (7.05%)
Arbor Drugs, Inc.                                                 35,000        791,875
Dollar General Corp.                                              50,000      1,387,500
Home Depot, Inc.                                                  50,000      2,737,500
Pep Boys - Manny, Moe & Jack                                      65,000      2,275,000
Sysco Corp.                                                       40,000      1,360,000
                                                                           ------------
                                                                              8,551,875
                                                                           ------------
Soap & Cleaning Preparations (2.45%)
Proctor & Gamble Co. (The)                                        30,000      2,970,000
                                                                           ------------
Telecommunications (1.49%)
Federal Signal Corp.                                              70,000      1,802,500
                                                                           ------------
Transport (0.88%)
CSX Corp.                                                         25,000      1,078,125
                                                                           ------------
Utilities (6.88%)
Century Telephone Enterprises, Inc.                               75,000      2,409,376
Frontier Corp.                                                    70,000      2,030,000
National Fuel Gas Co.                                             27,000      1,005,750
Questar Corp                                                      40,000      1,440,000
SBC Communications, Inc.                                          30,000      1,458,750
                                                                           ------------
                                                                              8,343,876
                                                                           ------------
                      TOTAL COMMON STOCKS
                       (Cost $92,263,970)                        (93.78%)   113,764,313
                                                               ---------   ------------


                                                INTEREST       PAR VALUE         MARKET
                                                    RATE (000'S OMITTED)          VALUE
                                            ------------ ---------------   ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (6.15%)
Investment in a joint repurchase
agreement transaction with
SBC Capital Markets, Inc.
Dated 10-31-96, Due 11-01-96
(Secured by U.S. Treasury Bonds,
6.25% thru 12.00% due
11-15-12 thru 8-15-23)
Note A                                              5.54%         $7,463      7,463,000
                                                                           ------------
Corporate Savings Account (0.00%)
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.75%                                                                  597
                                                                           ------------
            TOTAL SHORT-TERM INVESTMENTS                          (6.15%)     7,463,597
                                                               ---------   ------------
                       TOTAL INVESTMENTS                         (99.93%)  $121,227,910
                                                               ---------   ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

See notes to financial statements.




NOTE A --
ACCOUNTING POLICIES

Freedom Investment Trust (the "Trust") is a diversified open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of four series: John Hancock Disciplined Growth Fund (the "Fund"), John Hancock Regional Bank Fund, John Hancock Managed Tax-Exempt Fund, and John Hancock Financial Industries Fund (which commenced operations on March 14, 1996). Prior to April 1, 1996, the Fund was known as the John Hancock Sovereign Achievers Fund. The other three series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term growth of capital by investing only in established companies that have demonstrated both earnings growth and stability.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are calculated at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amount of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.75% of the first $500,000,000 of the Fund's average daily net asset value and
(b) 0.65% of the Fund's average daily net asset value in excess of $500,000,000.

The Adviser had entered into a service agreement with Sovereign Asset Management Corporation ("SAMCORP") an affiliate of the Adviser, to provide certain investment research and portfolio management services to the Fund, for which the Adviser paid SAMCORP 40% of its management fee. This service agreement was terminated effective April 1, 1996.

In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares, the fee payable to the Adviser will be reduced to the extent of such excess, and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000, and 1.5% of the remaining average daily net asset value.

John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser, and Freedom Distributors Corporation ("FDC") act as Co-Distributors for shares of the Fund. For the period ended October 31, 1996, net sales charges received with regard to sales of Class A shares amounted to $71,634. Of this amount, $10,579 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $28,592 was paid as sales commissions to unrelated broker-dealers and $32,463 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries, which include FDC, Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended October 31, 1996, the contingent deferred sales charges paid to JH Funds amounted to $195,017.

In addition, to reimburse the Co-Distributors for the services they provide as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to the Co-Distributors for distribution and service expenses, at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse the Co-Distributors for their distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Investor Services Corporation ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group. The Fund pays Investor Services a fee based on the number of shareholder accounts and certain out-of-pocket expenses.

On August 27, 1996, the Board of Trustees approved retroactively to July 1, 1996, an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for 1996 is estimated to be at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Mr. Richard S. Scipione and Ms. Anne C. Hodsdon are directors and/or officers of the Adviser and/or its affiliates, as well as a Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At October 31, 1996, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $328.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended October 31, 1996, aggregated $87,724,863 and $109,699,385, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended October 31, 1996.

The cost of investments owned at October 31, 1996 (excluding the corporate savings account) for federal income tax purposes was $99,726,970. Gross unrealized appreciation and depreciation of investments aggregated $22,146,483 and $646,140, respectively, resulting in net unrealized appreciation of $21,500,343.

NOTE D --
RECLASSIFICATION OF ACCOUNTS

During the period ended October 31, 1996, the Fund has reclassified $83,995 from accumulated net investment loss on investments to accumulated net realized gain. This represents the amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of October 31, 1996. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles. The calculation of net investment income in the financial highlights excludes these adjustments.



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of John Hancock Disciplined Growth Fund
(formerly John Hancock Sovereign Achievers Fund) and the Trustees of Freedom Investment Trust

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of John Hancock Disciplined Growth Fund (the "Fund") (formerly John Hancock Sovereign Achievers Fund) (a series of Freedom Investment Trust) at October 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts
December 12, 1996


TAX INFORMATION NOTICE (UNAUDITED)

For Federal income tax purposes, the following information is furnished with respect to the distributions of the Fund during the fiscal year ended October 31, 1996.

All dividends paid during the fiscal year ended October 31, 1996 are taxable as ordinary income. These amounts were reported to shareholders on 1995 U.S. Treasury Department Form 1099-DIV in January 1996. It is anticipated that there will be a distribution from sales of securities to shareholders of record on December 23, 1996 and payable December 30, 1996. Shareholders will receive a 1996 U.S. Treasury Department Form 1099-DIV in January 1997 representing their proportionate share. The fund did not designate a long-term capital gain dividend during the fiscal year ended October 31, 1996.

None of the distributions qualify for the dividends received deduction available to corporate shareholders.



SHAREHOLDER MEETING (UNAUDITED)

On July 23, 1996, a special meeting of John Hancock Disciplined Growth Fund was held.

The Shareholders approved a new investment management contract between John Hancock Advisers, Inc. and the Fund. The shareholder votes were 3,860,419 FOR, 156,651 AGAINST and 322,327 ABSTAINING.

The Shareholders approved an Amended and Restated Declaration of Trust. The shareholder votes were 3,844,565 FOR, 160,719 AGAINST and 334,113 ABSTAINING.

The Shareholders eliminated the Fund's fundamental investment restriction on investing in a single class of securities of an issuer. The shareholder vote were 3,774,288 FOR, 211,998 AGAINST and 353,111 ABSTAINING.

The Shareholders redesignated as nonfundamental the Fund's fundamental investment restriction on investment in other investment companies. The shareholder votes were 3,740,575 FOR, 237,229 AGAINST and 360,892
ABSTAINING.

The Shareholders elected the following Trustees with the votes as indicated:

NAME OF TRUSTEE                 FOR         WITHHELD
----------------------      ----------      -------
Dennis S. Aronowitz          5,295,410      184,520
Edward J. Boudreau, Jr.      5,295,975      183,955
Richard P. Chapman, Jr.      5,296,681      183,249
William J. Cosgrove          5,296,743      183,187
Douglas M. Costle            5,296,743      183,187
Leland O. Erdahl             5,296,743      183,187
Richard A. Farrell           5,296,155      183,775
Gail D. Fosler               5,296,743      183,187
William F. Glavin            5,296,681      183,249
Anne C. Hodsdon              5,295,904      184,026
Dr. John A. Moore            5,296,049      183,881
Patti McGill Peterson        5,295,512      184,418
John W. Pratt                5,296,413      183,517
Richard S. Scipione          5,295,803      184,127
Edward J. Spellman           5,296,441      183,489


NOTES
John Hancock Funds - Disciplined Growth Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads: "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603

Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John Hancock Disciplined Growth Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with caption
"Printed on Recycled Paper."                                  3500A 10/96
                                                                    12/96

--------------------------------------------------------------------------------
                               John Hancock Funds
--------------------------------------------------------------------------------




                                  Disciplined
                                     Growth
                                      Fund



                               SEMI-ANNUAL REPORT



                                 April 30, 1997

================================================================================

                                    TRUSTEES
                            Edward J. Boudreau, Jr.
                              Dennis S. Aronowitz*
                            Richard P. Chapman, Jr.*
                              William J. Cosgrove*
                               Douglas M. Costle*
                               Leland O. Erdahl*
                              Richard A. Farrell*
                                Gail D. Fosler*
                               William F. Glavin*
                                Anne C. Hodsdon
                               Dr. John A. Moore*
                             Patti McGill Peterson*
                                 John W. Pratt*
                              Richard S. Scipione
                                Edward Spellman*
                        *Members of the Audit Committee

                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                  Second Vice President and Compliance Officer

                                   CUSTODIAN
                         Investors Bank & Trust Company
                              200 Clarendon Street
                          Boston, Massachusetts 02116

                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000

                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109

                               Chairman's Message

DEAR FELLOW SHAREHOLDERS:

After two years of spectacular performance, the stock market in 1997 has given investors its starkest reminder in a while of one of investing's basic tenets: markets move down as well as up. It's understandable if investors had lost sight of that fact. The bull market that began six years ago has given investors annual double-digit returns and more modest price declines than usual. And in the two years encompassing 1995 and 1996, the S&P 500 Index gained more than 50%. This Pollyanna environment has tracked along with a sustained economic recovery, now in its seventh year, that has been marked by moderate growth, low interest rates and tame inflation.

     But recently, many have begun to wonder about this bull market. Since reaching new highs in early March, the Dow Jones Industrial Average tumbled by more than 7% at the end of March and wiped out nearly all it had gained since the start of the year. It was the worst decline that the market had seen since 1990. In early April, the Dow was down by 9.8%, within shouting distance of a 10% correction. By the end of the month, it had bounced back into record territory again.

[A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

     As the market continues to fret over interest rates and inflation, investors should be prepared for more volatility. It also makes sense to do something we've always advocated: set realistic expectations. Keep in mind that the stock market's historic yearly average has been about 10%, not the 20%-plus annual average of the last two years or even the 16% annual average over the last 10 years. Remember that the kind of market volatility we've seen lately is more like the way the market really works. Fluctuations go with the territory. And market corrections can be healthy, serving to bring inflated stock prices down to more reasonable levels, thereby reducing some of the market's risk.

     Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. Make sure that your investment strategies reflect your individual time horizons, objectives and risk tolerance, and that they are based upon your needs. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================

              By John Snyder and Jere Estes, Co-Portfolio Managers

                                  John Hancock
                            Disciplined Growth Fund

            "Goldilocks" vanishes, then reappears, while predictable
                earnings growth continues to drive Fund strategy

Good news closed out 1996 and ushered investors into 1997. The main cause for celebration was the shift toward what we call a "Goldilocks" economy, that is, an economy that is not too hot and not too cold, but just right. With the best of both worlds: moderate economic growth and tame inflation, stocks had the wind at their backs from October until early March. In fact, the Dow Jones Industrial Average broke through the 7000 level for the first time in early March.

   With surprisingly strong employment numbers in mid-March rekindling fears of inflation, however, Goldilocks quickly disappeared and stocks started on a precipitous decline. The situation worsened when the Federal Reserve -- the supreme arbiter of economic growth -- raised short-term interest rates one-quarter of a percentage point in an attempt to curb the economy's new-found growth and pre-empt an inflation surge. From mid-March to mid-April, the Dow Jones Industrial Average lost nearly 700 points.

   Remarkably, Goldilocks reappeared in the last few weeks of April, pushing stocks back up toward their record-breaking territory by the end of the period. Positive inflation news -- both from the consumer price index and gross domestic product reports -- temporarily calmed investors' fears of an overheating economy and another imminent interest-rate hike by the Federal Reserve. By the end of April, the Dow Jones Industrial Average had once again soared above the 7000 threshold.

--------------------------------------------------------------------------------
            Stocks rode a rollercoaster during the last six months.
--------------------------------------------------------------------------------

[A 2 1/4" x 3 3/4" photo of the portfolio management team at bottom right. Caption reads: "Disciplined Growth Fund management team members: (l-r) Jere Estes, Anne McDermott, John Snyder."]

================================================================================

                  John Hancock Funds - Discilined Growth Fund


[Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Microsoft 2.0% 2) SmithKline Beecham 2.0% 3) Hewlett-Packard 2.0% 4. Home Depot 1.9% 5)Interpublic Group 1.9%. A footnote below reads: "As a percentage of net assets on April 30, 1997."]

--------------------------------------------------------------------------------
             "Retail stocks were among the Fund's best performers."
--------------------------------------------------------------------------------

Performance scorecard
Even with the tumultuous market, John Hancock Disciplined Growth Fund turned in solid results. For the six months ended April 30, 1997, the Fund's Class A and Class B shares had a total return of 7.07% and 6.75%, respectively, at net asset value. By comparison, the average growth fund had a total return of 7.15%, according to Lipper Analytical Services, Inc.1 Please see pages six and seven for longer-term performance information.

   Retail stocks languished for most of 1996, topped off by a disappointing Christmas season. A strong pick-up in consumer spending, however, lifted the group out of its doldrums during the first quarter of this year. Our biggest winners were the home-improvement store Home Depot, and auto-repair chain Pep Boys.

[Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investment" and the header for the right column is "Recent performance...and what's behind the numbers." The first listing is Home Depot followed by an up arrow and the phrase "Pick-up in consumer spending." The second listing is Mobil followed by an up arrow and the phrase "Rising oil prices/increasing demand. The third listing is Oracle followed by a down arrow and the phrase "Technology stocks fall out of favor." Footnote below reads "See "schedule of Investments." Investment holdings are subject to change."]

   Our technology stocks did not fare as well. So-called "momentum" investors -- who tend to latch onto fast rising stocks and then bail out at the first sign of weakness-- fled the sector when the market took a turn for the worse in mid-March. There was no discrimination between the good and bad technology stocks. The entire group was painted with the same negative brush. Our technology holdings -- such as Cisco Systems and Oracle -- were no exception.

Searching for value
Narrow market leadership has meant only a small group of stocks have contributed to the market's gains. Because of neglect, more than anything else, many good stocks, particularly in the mid-cap sector, have been left behind. We've taken advantage of this opportunity to add stocks to the portfolio that meet our investment criteria.

   By maintaining the same sector weightings as the Standard & Poor's 500 Stock Index, we avoid making bets on any one sector. Instead, within each sector, we target the stocks with the best prospects for predictable and stable earnings growth over the long haul. In addition, we look for those companies that have low levels of debt, seasoned management and a sustainable competitive advantage both domestically and globally. Below are three new holdings that fit the bill.

   Leggett & Platt. This bedding/furniture component manufacturer is the dominant player in this fragmented industry. The company is growing rapidly by gaining share from or acquiring weaker competitors. What's more, Leggett & Platt has plenty of resources to spend on research and development. Its innovative products are also helping the company strengthen its leadership position. While Leggett & Platt may not be in the hottest industry, the company does offer what we look for first and foremost in selecting stocks: predictable and stable earnings growth.

   Ecolabs. The same holds true for Ecolabs. This specialty-chemical company supplies cleaning products primarily to the hotel/motel indus-

================================================================================

                  John Hancock Funds - Discilined Growth Fund


[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the six months ended April 30, 1997." The chart is scaled in increments of 2% from bottom to top, with 10% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 7.07% total return for John Hancock Disciplined Growth Fund: Class A. The second represents the 6.75% total return for John Hancock Disciplined Growth Fund:
Class B. The third represents the 7.15%% total return for the average growth fund. Footnote below reads: "Total returns for John Hancock Disciplined Growth Fund are at net asset value with all distributions reinvested. The average growth fund is tracked by Lipper Analytical Services. (1) See the following two ages for historical performance information."]

try. Much like Leggett & Platt, Ecolabs is the dominant player in a fragmented industry. With U.S. hotels expanding both domestically and internationally, Ecolabs has been able to grow its market share.

   RPM. This company, which makes protective coatings for decks and other wood products, has recently refocused its business with several strategic acquisitions and divestitures. The stock normally sells at a premium to the market. However, it is currently trading at discount simply because of investor neglect. With a stellar track record of 40 years of consecutive earnings increases, RPM offered an attractive buying opportunity that we could not pass up.

Outlook
Despite the stock market's recent rebound, we still expect to see more volatility in the months ahead as investors worry about the direction of the economy and the Federal Reserve's next interest-rate moves. Most Wall Street analysts agree that the Fed probably is not through raising interest rates this year. The big question, however, is how much further and how fast will the Fed increase rates to keep the economy moving along at the right pace. With this uncertainty looming over the market, investors will be constantly looking over their shoulders.

   Another area of uncertainty is corporate earnings. After two record-setting years, earnings are likely to slow, especially given the increased pressure on margins. Although inflation has remained moderate, labor costs -- which account for almost two-thirds of corporate costs -- have started to inch up. The problem is that cut-throat competition precludes many companies from offsetting these rising labor costs with price increases. As a result, we're likely to see a gradual compression in margins and more sluggish earnings.

--------------------------------------------------------------------------------
     "Now, more than ever, we believe that it is a stock picker's market."
--------------------------------------------------------------------------------

   Given these trends, investors would do well to temper their expectations for 1997. It is important to realize that stocks are not likely to repeat their phenomenal returns of 1995 and 1996. Having said that, though, we are still constructively optimistic on stocks. In spite of all the worry, we do not believe that inflation poses a serious threat, especially given the Federal Reserve's determination to keep it under control. Favorable inflation trends -- combined with continued market liquidity and improving economic growth overseas -- bode well for U.S. stocks. Now, more than ever, we believe that it is a stock picker's market. A rising tide is no longer lifting all boats, so stock selectivity is paramount. Given that, we will continue to take advantage of any market weakness to find opportunities in stocks that meet the Fund's investment criteria of stable, predictable earnings growth.

--------------------------------------------------------------------------------
This commentary reflects the views of the portfolio managers through the end of the Fund's period discussed in this report. Of course, the managers' views are subject to change as market and other conditions warrant.

1 Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================
--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Disciplined Growth Fund. Total return is a performance measure that equals the sum of all dividend and capital gains dividends, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent-deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Prior to August 1992, different sales charges were in effect for Class A shares and are not reflected in the performance data. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             ONE      FIVE     LIFE OF
                                             YEAR     YEARS     FUND
                                             ----     -----     ----
John Hancock Disciplined Growth
  Fund: Class A(1)                           4.36%    57.66%    52.76%
John Hancock Disciplined Growth
  Fund: Class B(2)                           4.09%    58.94%   124.45%

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             ONE      FIVE     LIFE OF
                                             YEAR     YEARS     FUND
                                             ----     -----     ----
John Hancock Disciplined Growth
  Fund: Class A(1)                           4.36%     9.53%     8.42%
John Hancock Disciplined Growth
  Fund: Class B(2)                           4.09%     9.71%     8.47%












                              Notes to Performance

(1) Class A shares commenced on January 3, 1992.
(2) Class B shares commenced on April 22, 1987.

================================================================================
--------------------------------------------------------------------------------
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------

The charts on the right show how much a $10,000 investment in the John Hancock Disciplined Growth Fund would be worth on April 30, 1997, assuming you had invested on the day each class of shares started and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index -- an unmanaged index that includes 500 widely traded common stocks and is a commonly used measure of stock market performance.

[Line chart with the heading Disciplined Growth Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the Disciplined Growth Fund, after sales charge, and is equal to $16,071 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Disciplined Growth Fund on January 3, 1992, before sales charge, and is equal to $16,917 as of April 30, 1997. The third line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $22,076 as of April 30, 1997.]

[Line chart with the heading Disciplined Growth Fund: Class B*, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are two lines. The first line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $37,118 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Disciplined Growth Fund on April 22, 1987, before sales charge, and is equal to $23,609 as of April 30, 1997.]

* No contingent deferred sales charge applicable.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on April 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Assets:
  Investments at value - Note C:
    Common stocks (cost - 89,039,181) ..........................   $111,391,925
    Joint repurchase agreement (cost - $10,868,000) ............     10,868,000
    Corporate savings account ..................................            690
                                                                   ------------
 ...............................................................    122,260,615
  Receivable for shares sold ...................................         26,676
  Dividends receivable .........................................        130,970
  Interest receivable ..........................................          1,626
  Foreign tax receivable .......................................            600
  Other assets .................................................          3,557
                                                                   ------------
                              Total Assets .....................    122,424,044
                              -------------------------------------------------
Liabilities:
  Payable for investments purchased ............................      1,193,000
  Payable for shares repurchased ...............................         81,390
  Payable to John Hancock Advisers, Inc.
    and affiliates - Note B ....................................        114,560
  Accounts payable and accrued expenses ........................         45,992
                                                                   ------------
                              Total Liabilities ................      1,434,942
                              -------------------------------------------------
Net Assets:
  Capital paid-in ..............................................     91,397,132
  Accumulated net realized gain on investments .................      7,315,265
  Net unrealized appreciation of investments ...................     22,353,072
  Accumulated net investment loss ..............................  (      76,367)
                                                                   ------------
                              Net Assets .......................   $120,989,102
                              =================================================
Net Asset Value Per Share:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with no par value, respectively)
  Class A - $30,925,407 / 2,079,053 ............................   $      14.87
  =============================================================================
  Class B - $90,063,695 / 6,167,167 ............................   $      14.60
  =============================================================================
Maximum Offering Price Per Share*
  Class A - ( $14.87 x 105.26%) ................................   $      15.65
  =============================================================================
* On a single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Six months ended April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Investment Income:
  Dividends (net of foreign withholding taxes of $1,800)           $    928,991
  Interest                                                              205,285
                                                                   ------------
                                                                      1,134,276
                                                                   ------------
  Expenses:
    Investment management fee - Note B                                  454,698
    Distribution and service fee - Note B
      Class A                                                            44,287
      Class B                                                           458,641
    Transfer agent fee - Note B                                         166,205
    Registration and filing fees                                         21,851
    Custodian fee                                                        20,034
    Printing                                                             13,425
    Auditing fee                                                         11,653
    Financial services fee - Note B                                      11,367
    Trustees' fees                                                        5,397
    Miscellaneous                                                         1,825
    Legal fees                                                            1,260
                                                                   ------------
                              Net Expenses                            1,210,643
                              -------------------------------------------------
                              Net Investment Loss                 (      76,367)
                              --------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments:
  Net realized gain on investments sold                               7,315,324
  Change in net unrealized appreciation/depreciation
    of investments                                                      852,401
                                                                   ------------
                              Net Realized and Unrealized
                              Gain on Investments                     8,167,725
                              -------------------------------------------------
                              Net Increase in Net Assets
                              Resulting from Operations            $  8,091,358
                              =================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund

Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                                  SIX MONTHS ENDED
                                                                                 YEAR ENDED        APRIL 30, 1997
                                                                              OCTOBER 31, 1996       (UNAUDITED)
                                                                              ----------------       -----------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment loss ......................................................    ($     83,995)    ($     76,367)
  Net realized gain on investments sold ....................................       13,412,288         7,315,324
  Change in net unrealized appreciation/depreciation of investments ........       10,413,875           852,401

    Net Increase in Net Assets Resulting from Operations ...................       23,742,168         8,091,358

Distributions to Shareholders:
  Distributions from net realized gain on investments sold
    Class A - ($0.1030 and $1.7182 per share, respectively) ................    (     218,913)    (   3,141,926)
    Class B - ($0.1030 and $1.7182 per share, respectively) ................    (     691,213)    (  10,186,413)

    Total Distributions to Shareholders ....................................    (     910,126)    (  13,328,339)

From Fund Share Transactions - Net* ........................................    (  15,386,732)        4,911,108

Net Assets:
  Beginning of period ......................................................      113,869,665       121,314,975

  End of period (including accumulated net investment loss of
    none and $76,367, respectively) ........................................     $121,314,975      $120,989,102

* Analysis of Fund Share Transactions:
                                                                                                         SIX MONTHS ENDED
                                                                               YEAR ENDED                  APRIL 30, 1997
                                                                            OCTOBER 31, 1996                 (UNAUDITED)
                                                                        --------------------------    ------------------------
                                                                          SHARES         AMOUNT        SHARES         AMOUNT
                                                                        ----------     -----------    --------     -----------
CLASS A
  Shares sold .......................................................    1,009,864     $14,846,003     232,536     $ 3,435,195
  Shares issued to shareholders in reinvestment of distributions ....       15,749         211,679     212,762       3,036,113
                                                                         ---------     -----------     -------     -----------
 ....................................................................    1,025,613      15,057,682     445,298       6,471,308
  Less shares repurchased ...........................................   (1,345,465)   ( 19,632,832)   (215,000)   (  3,200,477)
                                                                         ---------     -----------     -------     -----------

  Net increase (decrease) ...........................................   (  319,852)   ($ 4,575,150)    230,298     $ 3,270,831
                                                                         =========     ===========     =======     ===========
CLASS B
  Shares sold .......................................................      687,430     $ 9,579,944     239,683     $ 3,498,185
  Shares issued to shareholders in reinvestment of distributions ....       48,668         649,722     656,616       9,225,452
                                                                         ---------     -----------     -------     -----------
 ....................................................................      736,098      10,229,666     896,299      12,723,637
  Less shares repurchased ...........................................   (1,497,331)   ( 21,041,248)   (758,161)   ( 11,083,360)
                                                                         ---------     -----------     -------     -----------
  Net increase (decrease) ...........................................   (  761,233)   ($10,811,582)    138,138     $ 1,640,277
                                                                         =========     ===========     =======     ===========

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders, if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold,reinvested and repurchased during the last two periods, along with the corresponding dollar value.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:

                                                                                YEAR ENDED OCTOBER 31,              SIX MONTHS ENDED
                                                            --------------------------------------------------------  APRIL 30, 1997
                                                              1992        1993        1994       1995         1996      (UNAUDITED)
                                                            -------     -------      -------    -------      -------    -----------
CLASS A (1)
Per Share Operating Performance
  Net Asset Value, Beginning of Period ..................   $12.81      $ 10.99      $ 12.39    $ 12.02      $ 12.77      $ 15.56
                                                            ------      -------      -------    -------      -------      -------
  Net Investment Income .................................     0.06(2)      0.08(2)      0.10       0.08(2)      0.07(2)      0.03(2)
  Net Realized and Unrealized Gain (Loss)
    on Investments ......................................  (  0.06)        1.34         0.07       1.29         2.82         1.00
                                                            ------      -------      -------    -------      -------      -------
    Total from Investment Operations ....................     0.00         1.42         0.17       1.37         2.89         1.03
                                                            ------      -------      -------    -------      -------      -------
  Less Distributions:
  Dividends from Net Investment Income ..................  (  0.07)    (   0.02)    (   0.10)  (   0.10)         --           --
  Distributions from Net Realized Gain on
    Investments Sold ....................................  (  1.74)         --      (   0.44)  (   0.52)    (   0.10)    (   1.72)
  Distributions from Capital Paid-In ....................  (  0.01)         --           --         --           --           --
                                                            ------      -------      -------    -------      -------      -------
    Total Distributions .................................  (  1.82)    (   0.02)    (   0.54)  (   0.62)    (   0.10)    (   1.72)
                                                            ------      -------      -------    -------      -------      -------
  Net Asset Value, End of Period ........................   $10.99      $ 12.39      $ 12.02    $ 12.77      $ 15.56      $ 14.87
                                                            ======      =======      =======    =======      =======      =======
  Total Investment Return at Net Asset Value(3) .........    0.19%(4)    12.97%        1.35%     12.21%       22.78%        7.07%(4)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) ..............   $1,771      $23,372      $23,292    $27,692      $28,760      $30,925
  Ratio of Expenses to Average Net Assets ...............    1.73%(5)     1.60%        1.53%      1.46%        1.47%        1.47%(5)
  Ratio of Net Investment Income to Average Net Assets ..    0.62%(5)     0.64%        0.83%      0.69%        0.46%        0.40%(5)
  Portfolio Turnover Rate ...............................     246%          71%          60%        65%          78%          25%
  Average Broker Commission Rate(6) .....................     N/A          N/A          N/A        N/A       $0.0698      $0.0700











                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                                                YEAR ENDED OCTOBER 31,              SIX MONTHS ENDED
                                                            --------------------------------------------------------  APRIL 30, 1997
                                                              1992        1993        1994       1995         1996      (UNAUDITED)
                                                            -------      -------     -------    -------     --------    -----------
CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period .................    $ 11.71      $ 10.97     $ 12.31    $ 11.95     $ 12.69      $ 15.35
                                                            -------      -------     -------    -------     -------      -------
  Net Investment Income (Loss) .........................       0.01(2)      0.02(2)     0.03       0.01(2) (   0.03)(2) (   0.02)(2)
  Net Realized and Unrealized Gain on Investments ......       1.05         1.33        0.07       1.28        2.79         0.99
                                                            -------      -------     -------    -------     -------      -------
    Total from Investment Operations ...................       1.06         1.35        0.10       1.29        2.76         0.97
                                                            -------      -------     -------    -------     -------      -------
  Less Distributions:
  Dividends from Net Investment Income .................   (   0.03)    (   0.01)   (   0.02)  (   0.03)        --           --
  Distributions from Net Realized Gain on
    Investments Sold ...................................   (   1.76)         --     (   0.44)  (   0.52)   (   0.10)    (   1.72)
  Distributions from Capital Paid-In ...................   (   0.01)         --          --         --          --           --
                                                            -------      -------     -------    -------     -------      -------
    Total Distributions ................................   (   1.80)    (   0.01)   (   0.46)  (   0.55)   (   0.10)    (   1.72)
                                                            -------      -------     -------    -------     -------      -------
  Net Asset Value, End of Period .......................    $ 10.97      $ 12.31     $ 11.95    $ 12.69     $ 15.35      $ 14.60
                                                            =======      =======     =======    =======     =======      =======
  Total Investment Return at Net Asset Value(3) ........      7.22%       12.34%       0.78%     11.51%      21.89%        6.75%(4)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .............    $23,525      $93,853     $94,431    $86,178     $92,555      $90,064
  Ratio of Expenses to Average Net Assets ..............      2.27%        2.09%       2.10%      2.11%       2.17%        2.17%(5)
  Ratio of Net Investment Income (Loss) to Average
    Net Assets .........................................      0.10%        0.17%       0.25%      0.06%    (  0.24%)    (  0.30%)(5)
  Portfolio Turnover Rate ..............................       246%          71%         60%        65%         78%          25%
  Average Broker Commission Rate(6) ....................      N/A          N/A        N/A        N/A       $0.0698      $0.0700

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Annualized.
(6) Per portfolio share traded.  Required for fiscal years that began  September 1, 1995 or later.




The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), distributions and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period.
Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


Schedule of Investments
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the Disciplined Growth Fund on April 30, 1997. It's divided into two main categories: common stocks and short-term investments. Common stocks are further broken down by industry groups. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                       MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES          VALUE
-------------------                          ----------------          -----

COMMON STOCKS
Advertising (1.87%)
  Interpublic Group, Inc. ..................      40,000            $ 2,265,000
                                                                    -----------
Aerospace (1.59%)
  Rockwell International Corp. .............      29,000              1,928,500
                                                                    -----------
Banks (5.66%)
  Compass Bancshares, Inc. .................      30,000                907,500
  First Tennessee  National Corp. ..........      30,000              1,301,250
  Mellon Bank Corp. ........................      10,000                831,250
  Norwest Corp. ............................      30,000              1,496,250
  Regions Financial Corp. ..................      20,000              1,135,000
  Southern National Corp. ..................      30,000              1,177,500
                                                                    -----------
                                                                      6,848,750
                                                                    -----------
Beverages (1.73%)
  PepsiCo, Inc. ............................      60,000              2,092,500
                                                                    -----------
Building (3.22%)
  Clayton Homes, Inc. ......................      75,000              1,050,000
  Masco Corp. ..............................      40,000              1,510,000
  RPM, Inc. ................................      80,000              1,340,000
                                                                    -----------
                                                                      3,900,000
                                                                    -----------
Chemicals (0.99%)
  Sigma-Aldrich Corp. ......................      40,000              1,200,000
                                                                    -----------
Computers (12.70%)
  Automatic Data Processing, Inc. ..........      30,000              1,357,500
  Cisco Systems, Inc.* .....................      34,000              1,759,500
  Compaq Computer Corp.* ...................      10,000                853,750
  Electronic Data Systems Corp. ............      50,000              1,668,750
  Fiserv, Inc.* ............................      45,000              1,698,750
  Hewlett-Packard Co. ......................      45,000              2,362,500
  Microsoft Corp.* .........................      20,000              2,430,000
  Oracle Corp.* ............................      38,000              1,510,500

                                                                       MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES          VALUE
-------------------                          ----------------          -----

Computers (continued)
  Sun Microsystems, Inc.* ..................      60,000            $ 1,728,750
                                                                    -----------
                                                                     15,370,000
                                                                    -----------
Containers (2.85%)
  Bemis Co. ................................      40,000              1,525,000
  Crown Cork & Seal Co., Inc. ..............      35,000              1,916,250
                                                                    -----------
                                                                      3,441,250
                                                                    -----------
Diversified Operations (2.12%)
  Federal Signal Corp. .....................      50,000              1,218,750
  Ikon Office Solutions, Inc. ..............      50,000              1,343,750
                                                                    -----------
                                                                      2,562,500
                                                                    -----------
Electronics (2.18%)
  Emerson Electric Co. .....................      30,000              1,522,500
  General Electric Co. .....................      10,000              1,108,750
                                                                    -----------
                                                                      2,631,250
                                                                    -----------
Finance (3.40%)
  First Data Corp. .........................      55,000              1,897,500
  Franklin Resources, Inc. .................      37,500              2,217,187
                                                                    -----------
                                                                      4,114,687
                                                                    -----------
Food (2.79%)
  ConAgra, Inc. ............................      30,000              1,728,750
  CPC International, Inc. ..................      20,000              1,652,500
                                                                    -----------
                                                                      3,381,250
                                                                    -----------
Furniture (1.44%)
  Leggett & Platt, Inc. ....................      50,000              1,737,500
                                                                    -----------
Household (1.45%)
  Newell Co. ...............................      50,000              1,750,000
                                                                    -----------
Insurance (6.75%)
  AFLAC, Inc. ..............................      50,000              2,150,000
  American International Group, Inc. .......      15,000              1,927,500
  General Re Corp. .........................       4,000                669,000
  ReliaStar Financial Corp. ................      20,000              1,210,000
  Travelers Group, Inc. ....................      40,000              2,215,000
                                                                    -----------
                                                                      8,171,500
                                                                    -----------
Leisure (0.55%)
  X-Rite, Inc. .............................      40,000                660,000
                                                                    -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


                                                                       MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES          VALUE
-------------------                          ----------------          -----

Linen Supply & Related (0.84%)
  G & K Services, Inc. (Class A) ...........      35,000            $ 1,015,000
                                                                    -----------
Machinery (2.33%)
  Dover Corp. ..............................      25,000              1,325,000
  Pentair, Inc. ............................      50,000              1,493,750
                                                                    -----------
                                                                      2,818,750
                                                                    -----------
Media (1.08%)
  Gannett Co., Inc. ........................      15,000              1,308,750
                                                                    -----------
Medical (11.04%)
  Abbott Laboratories ......................      35,000              2,135,000
  Eli Lilly & Co. ..........................      15,000              1,318,125
  Guidant Corp. ............................      20,000              1,365,000
  Johnson & Johnson ........................      25,000              1,531,250
  Jones Medical Industries, Inc. ...........      50,000              1,762,500
  Medtronic, Inc. ..........................      20,000              1,385,000
  Pfizer, Inc. .............................      15,000              1,440,000
  SmithKline Beecham PLC,
    American Depositary Receipts
    (ADR) (United Kingdom) .................      30,000              2,418,750
                                                                    -----------
                                                                     13,355,625
                                                                    -----------
Metal (1.91%)
  Illinois Tool Works, Inc. ................      15,000              1,370,625
  Worthington Industries, Inc. .............      50,000                943,750
                                                                    -----------
                                                                      2,314,375
                                                                    -----------
Oil & Gas (9.63%)
  Amoco Corp. ..............................      15,000              1,254,375
  Chevron Corp. ............................      19,000              1,301,500
  Enron Corp. ..............................      35,000              1,316,875
  Enron Oil & Gas Co. ......................      67,000              1,247,875
  Exxon Corp. ..............................      10,000                566,250
  Mobil Corp. ..............................      12,000              1,560,000
  Repsol SA (ADR ) (Spain) .................      25,000              1,046,875
  Sonat, Inc. ..............................      30,000              1,713,750
  Williams Cos., Inc. (The) ................      37,500              1,645,313
                                                                    -----------
                                                                     11,652,813
                                                                    -----------
Paper & Paper Products (1.44%)
  Kimberly-Clark Corp. .....................      34,000              1,742,500
                                                                    -----------
Retail (6.62%)
  Arbor Drugs, Inc. ........................      60,000              1,102,500
  Family Dollar Stores, Inc. ...............      40,000              1,045,000
  Home Depot, Inc. .........................      40,000              2,320,000
  Pep Boys - Manny, Moe & Jack .............      65,000              2,120,625
  Sysco Corp. ..............................      40,000              1,420,000
                                                                    -----------
                                                                      8,008,125
                                                                    -----------

                                                                       MARKET
ISSUER, DESCRIPTION                          NUMBER OF SHARES          VALUE
-------------------                          ----------------          -----

Soap & Cleaning Preparations (1.01%)
  Ecolab, Inc. .............................      30,000            $ 1,222,500
                                                                    -----------
Utilities (4.88%)
  Century Telephone Enterprises, Inc. ......      55,000              1,643,125
  National Fuel Gas Co. ....................      27,000              1,123,875
  Questar Corp. ............................      38,600              1,466,800
  SBC Communications, Inc. .................      30,000              1,665,000
                                                                    -----------
                                                                      5,898,800
                                                                    -----------
                         TOTAL COMMON STOCKS
                          (Cost $89,039,181)     (92.07%)           111,391,925
                                                  ------            -----------

                                        INTEREST      PAR VALUE
                                          RATE      (000s OMITTED)
                                          ----      --------------

SHORT-TERM INVESTMENTS
Joint Repurchase  Agreement (8.98%)
  Investment in a joint repurchase
  agreement transaction with
  Aubrey G. Lanston & Co. -
  Dated 04-30-97, Due
  05-01-97 (Secured by
  U.S. Treasury Bills, 5.37%
  thru 5.78% Due 08-21-97
  thru 03-05-98, U.S. Treasury
  Bonds, 7.125% thru 11.25%
  Due 02-15-15 thru 02-15-23,
  and U.S. Treasury Notes,
  5.125% thru 7.75%, Due
  08-31-98 thru 05-15-05) -
  Note A ............................    3.75%        $ 10,868       10,868,000
                                                                   ------------
Corporate Savings Account (0.00%)
  Investors Bank & Trust Company
  Daily Interest Savings Account
  Current Rate 4.95%                                                        690
                                                                   ------------
                     TOTAL SHORT-TERM INVESTMENTS   (    8.98%)      10,868,690
                                                     ---------     ------------
                                TOTAL INVESTMENTS   (  101.05%)    $122,260,615
                                                     =========     ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


(UNAUDITED)
NOTE A --
ACCOUNTING POLICIES

John Hancock Investment Trust II (the "Trust") (formerly Freedom Investment Trust) is a diversified open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series: John Hancock Disciplined Growth Fund (the "Fund"), John Hancock Regional Bank Fund and John Hancock Financial Industries Fund. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term growth of capital by investing only in established companies that have demonstrated both earnings growth and stability.

   The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

   Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

   The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are calculated at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

   EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amount of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended April 30, 1997.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.75% of the first $500,000,000 of the Fund's average daily net asset value and (b) 0.65% of the Fund's average daily net asset value in excess of $500,000,000.

   John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser, and Freedom Distributors Corporation ("FDC") act as Co-Distributors for shares of the Fund. For the period ended April 30, 1997, net sales charges received with regard to sales of Class A shares amounted to $27,798. Of this amount, $3,527 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $13,012 was paid as sales commissions to unrelated broker-dealers and $11,259 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include FDC, Tucker Anthony and Sutro.

   Class B shares which are redeemed within six years of purchase will be subject to a contingent-deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended April 30, 1997, the contingent-deferred sales charges paid to JH Funds amounted to $93,265.

   In addition, to reimburse the Co-Distributors for the services they provide as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to the Co-Distributors for distribution and service expenses, at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse the Co-Distributors for their distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

   The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

   The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

   Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Disciplined Growth Fund


asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At April 30, 1997, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $328.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended April 30, 1997, aggregated $28,271,124 and $38,809,090, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended April 30, 1997.

   The cost of investments owned at April 30, 1997 (excluding the corporate savings account) for federal income tax purposes was $99,907,181. Gross unrealized appreciation and depreciation of investments aggregated $24,301,803 and $1,949,059, respectively, resulting in net unrealized appreciation of $22,352,744.

================================================================================
                                     NOTES

                  John Hancock Funds - Disciplined Growth Fund

================================================================================
                                     NOTES

                  John Hancock Funds - Disciplined Growth Fund

================================================================================
                                     NOTES

                  John Hancock Funds - Disciplined Growth Fund

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Disciplined Growth Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              350SA 4/97
                                                                            6/97

John Hancock Growth Fund
Pro forma Combined Statement of Assets and Liabilities
April 30, 1997
(Unaudited)

                                                 John Hancock        John Hancock                                Pro
                                                    Growth        Disciplined Growth                            Forma
                                                     Fund                Fund            Adjustments           Combined
                                                ---------------      -------------       -------------       --------------
Assets
Investments at value                              $294,624,772       $122,260,615         $   -               $416,885,387
Receivable for shares sold                              29,847             26,676             -                     56,523
Interest receivable                                     10,159              1,626             -                     11,785
Dividends receivable                                    71,323            130,970             -                    202,293
Receivable for investments sold                      8,561,752            -                   -                  8,561,752
Other assets                                            27,871              4,157             -                     32,028
                                                ---------------      -------------       -------------       --------------
   Total assets                                    303,325,724        122,424,044             -                425,749,768
                                                ---------------      -------------       -------------       --------------

Liabilities
Payable for investments purchased                    2,822,719          1,193,000             -                  4,015,719
Payable for shares repurchased                          73,085             81,390             -                    154,475
Payable to John Hancock
  Advisers, Inc. and affiliates                        248,132            114,560             -                    362,692
Accounts payable and accrued expenses                   47,946             45,992             -                     93,938
                                                ---------------      -------------       -------------       --------------
   Total liabilities                                 3,191,882          1,434,942             -                  4,626,824
                                                ---------------      -------------       -------------       --------------


Net Assets
Capital paid-in                                    194,695,141         91,397,132             -                286,092,273
Net unrealized appreciation of investments          63,636,717         22,353,072             -                 85,989,789
Accumulated net realized gain of investments        42,527,240          7,315,265             -                 49,842,505
Accumulated net investment loss                       -725,256            -76,367             -                   -801,623
                                                ---------------      -------------       -------------       --------------
   Net assets                                     $300,133,842       $120,989,102         $   -               $421,122,944
                                                ===============      =============       =============       ==============


Net assets:
   Growth Fund
    Class A                                       $271,090,214       $    -               $30,925,407 (a)     $302,015,621
    Class B                                         29,043,628            -                90,063,695 (a)      119,107,323
  Disciplined Growth Fund
    Class A                                           -                30,925,407         -30,925,407 (a)          -
    Class B                                           -                90,063,695         -90,063,695 (a)          -
                                                ---------------      -------------       -------------       --------------
                                                  $300,133,842       $120,989,102         $   -               $421,122,944
                                                ===============      =============       =============       ==============

Shares outstanding:
   Growth Fund
    Class A                                         12,958,944            -                 1,478,329 (a)       14,437,273
    Class B                                          1,423,285            -                 4,413,577 (a)        5,836,862
  Disciplined Growth Fund
    Class A                                           -                 2,079,053          -2,079,053 (a)          -
    Class B                                           -                 6,167,167          -6,167,167 (a)          -

Net asset value per share:
   Growth Fund
    Class A                                             $20.92            -                   -                     $20.92
    Class B                                             $20.41            -                   -                     $20.41
  Disciplined Growth Fund
    Class A                                           -                    $14.87             ($14.87)(a)          -
    Class B                                           -                    $14.60             ($14.60)(a)          -

              See Notes to Pro forma Combined Financial Statements

John Hancock Growth Fund
Projected Pro forma Combined Statement of Operations
April 30, 1997
(Unaudited)

                                                               John Hancock    John Hancock                       Pro
                                                                 Growth      Disciplined Growth                  Forma
                                                                  Fund             Fund          Adjustments    Combined
                                                              ----------------------------------------------   -------------
Investment Income:
     Interest & Dividends                                       $ 2,739,798      $ 2,378,043     $   -          $ 5,117,841
                                                              --------------    -------------    ----------    -------------

Expenses:
     Management Fee                                               2,379,455          904,149      (121,185)(b)    3,162,419
     Distribution/Service Fee
                      Class A                                       825,665           87,021         -              912,686
                      Class B                                       251,684          915,461         -            1,167,145
     Transfer Agent Fee (c)                                         801,812          329,929         -            1,131,741
     Registration & Filing Fees                                      78,925           41,121       (20,561)(d)       99,485
     Custodian Fee                                                   67,014           45,176        (4,518)(d)      107,672
     Auditing Fee                                                    39,643           28,587       (28,230)(d)       40,000
     Legal Fees                                                      36,161            4,684         -               40,845
     Trustee Fees                                                    31,008           13,754         -              4467625
     Printing                                                        31,109           43,504       (21,752)(d)       52,861
     Financial Services Fee                                          30,756           22,604         -               53,360
     Miscellaneous                                                    7,315            6,263        (1,566)(d)       12,012
                                                              --------------    -------------    ----------    -------------
     Total Expenses                                               4,580,547        2,442,253      (197,812)       6,824,988
                                                              --------------    -------------    ----------    -------------
     Net Investment Income/(Loss)                                (1,840,749)         (64,210)      197,812       (1,707,147)
                                                              --------------    -------------    ----------    -------------

Realized and Unrealized Gain (Loss) on Investments:
     Net realized gain/(loss) on investments sold                61,648,604        9,007,240         -           70,655,844
     Change in appreciation/(depreciation) of investments       (45,922,316)       6,968,558         -          (38,953,758)
                                                              --------------    -------------    ----------    -------------
     Net realized and unrealized gain (loss) on investments      15,726,288       15,975,798         -           31,702,086
                                                              --------------    -------------    ----------    -------------

     Net Increase/(Decrease) in Net Assets
     Resulting from Operations                                 $ 13,885,539      $15,911,588      $197,812      $29,994,939
                                                              ==============    =============    ==========    =============


              See Notes to Pro forma Combined Financial Statements

                            JOHN HANCOCK GROWTH FUND
              NOTES TO PRO FORMA FINANCIAL STATEMENTS - (UNAUDITED)
                                 APRIL 30, 1997

Pro forma information is intended to provide shareholders of John Hancock Disciplined Growth Fund with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of May 1, 1996.

The unaudited pro forma combined statements of assets and liabilities and results of operations as of April 30, 1997, have been prepared to reflect the merger of the John Hancock Growth Fund and the John Hancock Disciplined Growth Fund after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquisition by John Hancock Growth Fund of all the assets of John Hancock Disciplined Growth Fund and issuance of John Hancock Growth Fund Class A and Class B shares in exchange for all of the outstanding Class A and Class B shares, respectively, of John Hancock Disciplined Growth Fund.

(b) The investment advisory fee was adjusted to reflect the application of the fee structure which will be in effect for John Hancock Growth Fund: 0.75% of the first $750,000,000 of the Fund's average daily net asset value and 0.70% of the Fund's average daily net asset value in excess of $750,000,000.

(c) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual fund's transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of the shareholders accounts.

(d) The actual expenses incurred by the John Hancock Growth Fund and John Hancock Disciplined Growth Fund for various expenses included on a pro forma basis were reduced to reflect the estimated savings arising from the merger.

John Hancock Growth Fund
Pro forma Schedule of Investments
April 30, 1997  (Unaudited)

The Schedule of Investments is a complete list of all securities owned by the Growth Fund and Disciplined Growth Fund combined on April 30, 1997.

                                                                                   -------------------------------
                                                                                              Growth
------------------------------------------------------------------------------------------------------------------
                                                                                            Par Value
                                                     % of Net  Interest  Maturity            (000's     Market
Issuer - Description                                  Assets    Rate %     Date     Shares   Omitted)   Value**
------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Advertising                                            0.54%
   Interpublic Group, Inc.

Aerospace                                              1.73%
   McDonnell Douglas Corp.                                                           90,000             5,343,750
                                                                                                      ------------
   Rockwell International Corp.

Banks - United States                                  2.08%
   Chase Manhattan Corp.                                                             20,400             1,889,550
                                                                                                      ------------
   Compass Bancshares, Inc.
   First Tennessee  National Corp.
   Mellon Bank Corp.
   Norwest Corp.
   Regions Financial Corp.
   Southern National Corp.

Beverages                                              2.31%
   Coca-Cola Co.                                                                    120,000             7,635,000
                                                                                                      ------------
   PepsiCo, Inc.

Building                                               0.93%
   Clayton Homes, Inc.
   Masco Corp.
   RPM, Inc.

Chemicals
   Sigma-Aldrich Corp.                                 0.28%

Computers                                             12.99%
   Adaptec, Inc.*                                                                   127,500             4,717,500
   Automatic Data Processing, Inc.
   BMC Software, Inc.*                                                               95,000             4,108,750
   Cabletron Systems, Inc.*                                                          65,500             2,259,750
   Cisco Systems, Inc.*                                                              29,400             1,521,450
   Compaq Computer Corp.*                                                            35,000             2,988,125
   Computer Associates International, Inc.                                           41,900             2,178,800
   Computer Sciences Corp.*                                                          80,000             5,000,000
   Electronic Data Systems Corp.
   Electronics for Imaging, Inc.*                                                   120,000             4,710,000
   EMC Corp.*                                                                        70,000             2,546,250
   Fiserv, Inc.*
   HBO & Co.                                                                         50,000             2,675,000
   Hewlett-Packard Co.
   Microsoft Corp.*
   Oracle Corp.*                                                                     50,000             1,987,500
   Parametric Technology Corp.*                                                      45,000             2,036,250
   Sterling Commerce, Inc.*                                                         101,000             2,613,375
                                                                                                      ------------
   Sun Microsystems, Inc.*                                                                             39,342,750
                                                                                                      ------------

Containers                                             0.82%
   Bemis Co.
   Crown Cork & Seal Co., Inc.

Cosmetics & Personal Care                              1.51%
   Gillette Co.                                                                      75,000             6,375,000
                                                                                                      ------------

Diversified Operations                                 0.61%
   Federal Signal Corp.
   Ikon Office Solutions, Inc.

Electronics                                            2.42%


                                                    ----------------------------------------------------------------
                                                          Disciplined Growth                  Combined
--------------------------------------------------------------------------------------------------------------------
                                                            Par Value                        Par Value
                                                              (000's      Market               (000's     Market
Issuer - Description                                 Shares  Omitted)     Value**     Shares  Omitted)    Value**
--------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Advertising
   Interpublic Group, Inc.                            40,000              2,265,000    40,000             2,265,000
                                                                        ------------                    ------------

Aerospace
   McDonnell Douglas Corp.                                                             90,000             5,343,750

   Rockwell International Corp.                       29,000              1,928,500    29,000             1,928,500
                                                                        ------------                    ------------
                                                                                                          7,272,250
                                                                                                        ------------

Banks - United States
   Chase Manhattan Corp.                                                               20,400             1,889,550

   Compass Bancshares, Inc.                           30,000                907,500    30,000               907,500
   First Tennessee  National Corp.                    30,000              1,301,250    30,000             1,301,250
   Mellon Bank Corp.                                  10,000                831,250    10,000               831,250
   Norwest Corp.                                      30,000              1,496,250    30,000             1,496,250
   Regions Financial Corp.                            20,000              1,135,000    20,000             1,135,000
   Southern National Corp.                            30,000              1,177,500    30,000             1,177,500
                                                                        ------------                    ------------
                                                                          6,848,750                       8,738,300
                                                                        ------------                    ------------

Beverages
   Coca-Cola Co.                                                                      120,000             7,635,000

   PepsiCo, Inc.                                      60,000              2,092,500    60,000             2,092,500
                                                                        ------------                    ------------
                                                                                                          9,727,500
                                                                                                        ------------

Building
   Clayton Homes, Inc.                                75,000              1,050,000    75,000             1,050,000
   Masco Corp.                                        40,000              1,510,000    40,000             1,510,000
   RPM, Inc.                                          80,000              1,340,000    80,000             1,340,000
                                                                                                        ------------
                                                                          3,900,000                       3,900,000
                                                                        ------------                    ------------

Chemicals
   Sigma-Aldrich Corp.                                40,000              1,200,000    40,000             1,200,000
                                                                        ------------                    ------------

Computers
   Adaptec, Inc.*                                                                     127,500             4,717,500
   Automatic Data Processing, Inc.                    30,000              1,357,500    30,000             1,357,500
   BMC Software, Inc.*                                                                 95,000             4,108,750
   Cabletron Systems, Inc.*                                                            65,500             2,259,750
   Cisco Systems, Inc.*                               34,000              1,759,500    63,400             3,280,950
   Compaq Computer Corp.*                             10,000                853,750    45,000             3,841,875
   Computer Associates International, Inc.                                             41,900             2,178,800
   Computer Sciences Corp.*                                                            80,000             5,000,000
   Electronic Data Systems Corp.                      50,000              1,668,750    50,000             1,668,750
   Electronics for Imaging, Inc.*                                                     120,000             4,710,000
   EMC Corp.*                                                                          70,000             2,546,250
   Fiserv, Inc.*                                      45,000              1,698,750    45,000             1,698,750
   HBO & Co.                                                                           50,000             2,675,000
   Hewlett-Packard Co.                                45,000              2,362,500    45,000             2,362,500
   Microsoft Corp.*                                   20,000              2,430,000    20,000             2,430,000
   Oracle Corp.*                                      38,000              1,510,500    88,000             3,498,000
   Parametric Technology Corp.*                                                        45,000             2,036,250
   Sterling Commerce, Inc.*                                                           101,000             2,613,375

   Sun Microsystems, Inc.*                            60,000              1,728,750    60,000             1,728,750
                                                                        ------------                    ------------
                                                                         15,370,000                      54,712,750
                                                                        ------------                    ------------

Containers
   Bemis Co.                                          40,000              1,525,000    40,000             1,525,000
   Crown Cork & Seal Co., Inc.                        35,000              1,916,250    35,000             1,916,250
                                                                        ------------                    ------------
                                                                          3,441,250                       3,441,250
                                                                        ------------                    ------------

Cosmetics & Personal Care
   Gillette Co.                                                                        75,000             6,375,000
                                                                                                        ------------

Diversified Operations
   Federal Signal Corp.                               50,000              1,218,750    50,000             1,218,750
   Ikon Office Solutions, Inc.                        50,000              1,343,750    50,000             1,343,750
                                                                        ------------                    ------------
                                                                          2,562,500                       2,562,500
                                                                        ------------                    ------------

Electronics

                                                                                   -------------------------------
                                                                                              Growth
------------------------------------------------------------------------------------------------------------------
                                                                                            Par Value
                                                     % of Net  Interest  Maturity            (000's     Market
Issuer - Description                                  Assets    Rate %     Date     Shares   Omitted)   Value**
------------------------------------------------------------------------------------------------------------------
   Applied Materials, Inc.*                                                          40,000             2,195,000
   Emerson Electric Co.
   General Electric Co.

   Intel Corp.                                                                       35,000             5,359,375
                                                                                                      ------------
                                                                                                        7,554,375
                                                                                                      ------------

Finance                                                3.34%
   Associates First Capital Corp.                                                    70,000             3,587,500
   First Data Corp.
   First USA, Inc.                                                                   50,000             2,406,250
   Franklin Resources, Inc.

   MBNA Corp.                                                                       120,000             3,960,000
                                                                                                      ------------
                                                                                                        9,953,750
                                                                                                      ------------

Food                                                   1.30%
   ConAgra, Inc.
   CPC International, Inc.

   Sara Lee Corp.                                                                    50,000             2,100,000
                                                                                                      ------------

Furniture                                              0.41%
   Leggett & Platt, Inc.

Household                                              0.76%
   Newell Co.

   Rubbermaid, Inc.                                                                  60,000             1,440,000
                                                                                                      ------------

Insurance                                              1.94%
   AFLAC, Inc.
   American International Group, Inc.
   General Re Corp.
   ReliaStar Financial Corp.
   Travelers Group, Inc.

Leisure                                                3.88%
   Callaway Golf Co.                                                                100,000             2,987,500
   Disney (Walt) Co., (The)                                                          80,000             6,560,000
   HFS, Inc.*                                                                        80,000             4,740,000
   Marriott International, Inc.                                                      25,000             1,381,250
   X-Rite, Inc.
                                                                                                      ------------
                                                                                                       15,668,750
                                                                                                      ------------

Linen Supply & Related                                 1.41%
   Cintas Corp.                                                                      90,000             4,927,500
                                                                                                      ------------
   G & K Services, Inc. (Class A)

Machinery                                              0.67%
   Dover Corp.
   Pentair, Inc.

Media                                                  2.60%
   Gannett Co., Inc.                                                                 55,000             4,798,750

   Tribune Co.                                                                      110,000             4,826,250
                                                                                                      ------------
                                                                                                        9,625,000
                                                                                                      ------------

Medical                                               14.36%
   Abbott Laboratories
   American Home Products Corp.                                                      60,000             3,975,000
   Cardinal Health, Inc.                                                             70,000             3,727,500
   Eli Lilly & Co.
   Guidant Corp.
   Health Care & Retirement Corp.*                                                  195,000             6,166,875
   Health Management Associates, Inc. (Class A)*                                    232,500             6,219,375
   Johnson & Johnson                                                                130,000             7,962,500
   Jones Medical Industries, Inc.
   Medtronic, Inc.
   Merck & Co., Inc.                                                                 50,000             4,525,000
   Omnicare, Inc.                                                                   100,000             2,437,500
   Oxford Health Plans, Inc.*                                                        30,000             1,976,250
   Pfizer, Inc.                                                                      60,000             5,760,000
   SmithKline Beecham PLC,  American
     Depositary Receipts (ADR) (United Kingdom)
   United Healthcare Corp                                                            90,000             4,376,250
                                                                                                      ------------
                                                                                                       47,126,250
                                                                                                      ------------

Metal                                                  0.55%


                                                    ----------------------------------------------------------------
                                                          Disciplined Growth                  Combined
--------------------------------------------------------------------------------------------------------------------
                                                            Par Value                        Par Value
                                                              (000's      Market               (000's     Market
Issuer - Description                                 Shares  Omitted)     Value**     Shares  Omitted)    Value**
--------------------------------------------------------------------------------------------------------------------
   Applied Materials, Inc.*                                                            40,000             2,195,000
   Emerson Electric Co.                               30,000              1,522,500    30,000             1,522,500
   General Electric Co.                               10,000              1,108,750    10,000             1,108,750
                                                                        ------------
   Intel Corp.                                                            2,631,250    35,000             5,359,375
                                                                        ------------                    ------------
                                                                                                         10,185,625
                                                                                                        ------------

Finance
   Associates First Capital Corp.                                                      70,000             3,587,500
   First Data Corp.                                   55,000              1,897,500    55,000             1,897,500
   First USA, Inc.                                                                     50,000             2,406,250
   Franklin Resources, Inc.                           37,500              2,217,187    37,500             2,217,187
                                                                        ------------
   MBNA Corp.                                                             4,114,687   120,000             3,960,000
                                                                        ------------                    ------------
                                                                                                         14,068,437
                                                                                                        ------------

Food
   ConAgra, Inc.                                      30,000              1,728,750    30,000             1,728,750
   CPC International, Inc.                            20,000              1,652,500    20,000             1,652,500
                                                                        ------------
   Sara Lee Corp.                                                         3,381,250    50,000             2,100,000
                                                                        ------------                    ------------
                                                                                                          5,481,250
                                                                                                        ------------

Furniture
   Leggett & Platt, Inc.                              50,000              1,737,500    50,000             1,737,500
                                                                        ------------                    ------------

Household
   Newell Co.                                         50,000              1,750,000    50,000             1,750,000
                                                                        ------------
   Rubbermaid, Inc.                                                                    60,000             1,440,000
                                                                                                        ------------
                                                                                                          3,190,000
                                                                                                        ------------

Insurance
   AFLAC, Inc.                                        50,000              2,150,000    50,000             2,150,000
   American International Group, Inc.                 15,000              1,927,500    15,000             1,927,500
   General Re Corp.                                    4,000                669,000     4,000               669,000
   ReliaStar Financial Corp.                          20,000              1,210,000    20,000             1,210,000
   Travelers Group, Inc.                              40,000              2,215,000    40,000             2,215,000
                                                                        ------------                    ------------
                                                                            8171500                       8,171,500
                                                                                                        ------------

Leisure
   Callaway Golf Co.                                                                  100,000             2,987,500
   Disney (Walt) Co., (The)                                                            80,000             6,560,000
   HFS, Inc.*                                                                          80,000             4,740,000
   Marriott International, Inc.                                                        25,000             1,381,250
   X-Rite, Inc.                                       40,000                660,000    40,000               660,000
                                                                        ------------                    ------------
                                                                                                         16,328,750
                                                                                                        ------------

Linen Supply & Related
   Cintas Corp.                                                                        90,000             4,927,500

   G & K Services, Inc. (Class A)                     35,000              1,015,000    35,000             1,015,000
                                                                        ------------                    ------------
                                                                                                          5,942,500
                                                                                                        ------------

Machinery
   Dover Corp.                                        25,000              1,325,000    25,000             1,325,000
   Pentair, Inc.                                      50,000              1,493,750    50,000             1,493,750
                                                                        ------------                    ------------
                                                                          2,818,750                       2,818,750
                                                                        ------------                    ------------

Media
   Gannett Co., Inc.                                  15,000              1,308,750    70,000             6,107,500
                                                                        ------------
   Tribune Co.                                                                        110,000             4,826,250
                                                                                                        ------------
                                                                                                         10,933,750
                                                                                                        ------------

Medical
   Abbott Laboratories                                35,000              2,135,000    35,000             2,135,000
   American Home Products Corp.                                                        60,000             3,975,000
   Cardinal Health, Inc.                                                               70,000             3,727,500
   Eli Lilly & Co.                                    15,000              1,318,125    15,000             1,318,125
   Guidant Corp.                                      20,000              1,365,000    20,000             1,365,000
   Health Care & Retirement Corp.*                                                    195,000             6,166,875
   Health Management Associates, Inc. (Class A)*                                      232,500             6,219,375
   Johnson & Johnson                                  25,000              1,531,250   155,000             9,493,750
   Jones Medical Industries, Inc.                     50,000              1,762,500    50,000             1,762,500
   Medtronic, Inc.                                    20,000              1,385,000    20,000             1,385,000
   Merck & Co., Inc.                                                                   50,000             4,525,000
   Omnicare, Inc.                                                                     100,000             2,437,500
   Oxford Health Plans, Inc.*                                                          30,000             1,976,250
   Pfizer, Inc.                                       15,000              1,440,000    75,000             7,200,000
   SmithKline Beecham PLC,  American                  30,000              2,418,750    30,000             2,418,750
     Depositary Receipts (ADR) (United Kingdom)       30,000              2,418,750    30,000             2,418,750
   United Healthcare Corp                                                              90,000             4,376,250
                                                                        ------------                    ------------
                                                                         13,355,625                      60,481,875
                                                                        ------------                    ------------

Metal

                                                                                   -------------------------------
                                                                                              Growth
------------------------------------------------------------------------------------------------------------------
                                                                                            Par Value
                                                     % of Net  Interest  Maturity            (000's     Market
Issuer - Description                                  Assets    Rate %     Date     Shares   Omitted)   Value**
------------------------------------------------------------------------------------------------------------------
   Illinois Tool Works, Inc.
   Worthington Industries, Inc.

Mortgage Equity REIT                                   0.41%
   Spieker Properties, Inc.                                                          50,000             1,743,750
                                                                                                      ------------

Oil & Gas                                             11.96%
   Amoco Corp.
   Chevron Corp.                                                                     60,000             4,110,000
   Diamond Offshore Drilling, Inc.*                                                 100,000             6,437,500
   Enron Corp.
   Enron Oil & Gas Co.
   Exxon Corp.                                                                       90,000             5,096,250
   Halliburton Co.                                                                   85,000             6,003,125
   Mobil Corp.
   Reading & Bates Corp.*                                                           200,000             4,475,000
   Repsol SA (ADR ) (Spain)
   Schlumberger, Ltd.                                                                45,000             4,983,750
   Smith International, Inc.*                                                       100,000             4,737,500
   Sonat, Inc.
   Western Atlas, Inc.*                                                              46,600             2,889,200
   Williams Cos., Inc. (The)
                                                                                                      ------------
                                                                                                       38,732,325
                                                                                                      ------------

Paper & Paper Products                                 0.41%
   Kimberly-Clark Corp.

Pollution Control                                      1.17%
   USA Waste Services, Inc.*                                                        150,000             4,912,500
                                                                                                      ------------

Retail                                                 7.91%
   Arbor Drugs, Inc.
   CVS Corp.                                                                        120,000             5,955,000
   Dollar General Corp.                                                              50,000             1,581,250
   Family Dollar Stores, Inc.
   Home Depot, Inc.                                                                 100,000             5,800,000
   Pep Boys - Manny, Moe & Jack
   Starbucks Corp.*                                                                  70,000             2,091,250
   Sysco Corp.

   Wal-Mart Stores, Inc.                                                            220,000             6,215,000

   Walgreen Co                                                                       80,000             3,680,000
                                                                                                      ------------
                                                                                                       25,322,500
                                                                                                      ------------

Schools / Education                                    0.35%
   Apollo Group, Inc. (Class A)*                                                     55,150             1,482,156
                                                                                                      ------------

Soap & Cleaning Preparations                           0.29%
   Ecolab, Inc.

Telecommunications                                     0.96%
   WorldCom, Inc.*                                                                  168,000             4,032,000
                                                                                                      ------------

Textile                                                1.09%
   Jones Apparel Group, Inc.*                                                       110,000             4,592,500
                                                                                                      ------------

Utilities                                              1.40%
   Century Telephone Enterprises, Inc.
   National Fuel Gas Co.
   Questar Corp.
   SBC Communications, Inc.

TOTAL COMMON STOCK                                    83.39%
(Cost $367,394,099)                                                                                   239,799,406
                                                                                                      ------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement                            15.60%
Investment in a joint repurchase agreement
transaction with Aubrey G. Lanston & Co.-
Dated 4-30-97, Due 5-01-97 (Secured by
U.S. Treasury Bills, 5.37% thru 5.78%
due 8-21-97 thru 3-05-98, U.S. Treasury


                                                    ----------------------------------------------------------------
                                                          Disciplined Growth                  Combined
--------------------------------------------------------------------------------------------------------------------
                                                            Par Value                        Par Value
                                                              (000's      Market               (000's     Market
Issuer - Description                                 Shares  Omitted)     Value**     Shares  Omitted)    Value**
--------------------------------------------------------------------------------------------------------------------
   Illinois Tool Works, Inc.                          15,000              1,370,625    15,000             1,370,625
   Worthington Industries, Inc.                       50,000                943,750    50,000               943,750
                                                                        ------------                    ------------
                                                                          2,314,375                       2,314,375
                                                                        ------------                    ------------

Mortgage Equity REIT
   Spieker Properties, Inc.                                                            50,000             1,743,750
                                                                                                        ------------

Oil & Gas
   Amoco Corp.                                        15,000              1,254,375    15,000             1,254,375
   Chevron Corp.                                      19,000              1,301,500    79,000             5,411,500
   Diamond Offshore Drilling, Inc.*                                                   100,000             6,437,500
   Enron Corp.                                        35,000              1,316,875    35,000             1,316,875
   Enron Oil & Gas Co.                                67,000              1,247,875    67,000             1,247,875
   Exxon Corp.                                        10,000                566,250   100,000             5,662,500
   Halliburton Co.                                                                     85,000             6,003,125
   Mobil Corp.                                        12,000              1,560,000    12,000             1,560,000
   Reading & Bates Corp.*                                                             200,000             4,475,000
   Repsol SA (ADR ) (Spain)                           25,000              1,046,875    25,000             1,046,875
   Schlumberger, Ltd.                                                                  45,000             4,983,750
   Smith International, Inc.*                                                         100,000             4,737,500
   Sonat, Inc.                                        30,000              1,713,750    30,000             1,713,750
   Western Atlas, Inc.*                                                                46,600             2,889,200
   Williams Cos., Inc. (The)                          37,500              1,645,313    37,500             1,645,313
                                                                        ------------                    ------------
                                                                         11,652,813                      50,385,138
                                                                        ------------                    ------------

Paper & Paper Products
   Kimberly-Clark Corp.                               34,000              1,742,500    34,000             1,742,500
                                                                        ------------                    ------------

Pollution Control
   USA Waste Services, Inc.*                                                          150,000             4,912,500
                                                                                                        ------------

Retail
   Arbor Drugs, Inc.                                  60,000              1,102,500    60,000             1,102,500
   CVS Corp.                                                                          120,000             5,955,000
   Dollar General Corp.                                                                50,000             1,581,250
   Family Dollar Stores, Inc.                         40,000              1,045,000    40,000             1,045,000
   Home Depot, Inc.                                   40,000              2,320,000   140,000             8,120,000
   Pep Boys - Manny, Moe & Jack                       65,000              2,120,625    65,000             2,120,625
   Starbucks Corp.*                                                                    70,000             2,091,250
   Sysco Corp.                                        40,000              1,420,000    40,000             1,420,000
                                                                        ------------
   Wal-Mart Stores, Inc.                                                  8,008,125   220,000             6,215,000
                                                                        ------------
   Walgreen Co                                                                         80,000             3,680,000
                                                                                                        ------------
                                                                                                         33,330,625
                                                                                                        ------------

Schools / Education
   Apollo Group, Inc. (Class A)*                                                       55,150             1,482,156
                                                                                                        ------------

Soap & Cleaning Preparations
   Ecolab, Inc.                                       30,000              1,222,500    30,000             1,222,500
                                                                        ------------                    ------------

Telecommunications
   WorldCom, Inc.*                                                                    168,000             4,032,000
                                                                                                        ------------

Textile
   Jones Apparel Group, Inc.*                                                         110,000             4,592,500
                                                                                                        ------------

Utilities
   Century Telephone Enterprises, Inc.                55,000              1,643,125    55,000             1,643,125
   National Fuel Gas Co.                              27,000              1,123,875    27,000             1,123,875
   Questar Corp.                                      38,600              1,466,800    38,600             1,466,800
   SBC Communications, Inc.                           30,000              1,665,000    30,000             1,665,000
                                                                        ------------                    ------------
                                                                          5,898,800                       5,898,800
                                                                        ------------                    ------------

TOTAL COMMON STOCK
(Cost $367,394,099)                                                     111,391,925                     351,191,331
                                                                        ------------                    ------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement
Investment in a joint repurchase agreement transaction with Aubrey G. Lanston & Co.-
Dated 4-30-97, Due 5-01-97 (Secured by
U.S. Treasury Bills, 5.37% thru 5.78%
due 8-21-97 thru 3-05-98, U.S. Treasury

                                                                                   -------------------------------
                                                                                              Growth
------------------------------------------------------------------------------------------------------------------
                                                                                            Par Value
                                                     % of Net  Interest  Maturity            (000's     Market
Issuer - Description                                  Assets    Rate %     Date     Shares   Omitted)   Value**
------------------------------------------------------------------------------------------------------------------
Bonds, 7.125% thru 11.25% due 2-15-15
thru 2-15-23, U.S. Treasury Note, 5.125%                       5.375%      5/1/97            $54,815  $54,815,000
thru 7.75%, due 8-31-98 thru 5-15-05) -
Note A

CORPORATE SAVINGS ACCOUNT                              0.00%
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%                                                                                         10,366
                                                                                                      ------------

   TOTAL SHORT-TERM INVESTMENTS                       15.60%                                           54,825,366
                                                                                                      ------------

   TOTAL INVESTMENTS                                  98.99%                                         $294,624,772
                                                                                                    =============


                                                    ----------------------------------------------------------------
                                                          Disciplined Growth                  Combined
--------------------------------------------------------------------------------------------------------------------
                                                            Par Value                        Par Value
                                                              (000's      Market               (000's     Market
Issuer - Description                                 Shares  Omitted)     Value**     Shares  Omitted)    Value**
--------------------------------------------------------------------------------------------------------------------
Bonds, 7.125% thru 11.25% due 2-15-15
thru 2-15-23, U.S. Treasury Note, 5.125%                      $10,868   $10,868,000            $65,683  $65,683,000
thru 7.75%, due 8-31-98 thru 5-15-05) -
Note A

CORPORATE SAVINGS ACCOUNT
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%                                                              690                          11,056
                                                                        ------------                    ------------

   TOTAL SHORT-TERM INVESTMENTS                                          10,868,690                      65,694,056
                                                                        ------------                    ------------

   TOTAL INVESTMENTS                                                   $122,260,615                    $416,885,387
                                                                       =============                   =============

NOTES TO SCHEDULE OF INVESTMENTS

*  Non-income producing security.

** Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars.

The percentage shown for each investment category is the total value of that category as a percentage of the combined net assets of each Fund.

John Hancock Growth Fund
Pro forma Combined Statement of Assets and Liabilities
April 30, 1997
(Unaudited)

                                                    John Hancock      John Hancock    John Hancock                         Pro
                                                      Growth      Disciplined Growth    Discovery                         Forma
                                                       Fund              Fund             Fund        Adjustments        Combined
                                                   -------------  ------------------  -------------   -------------   --------------
Assets
Investments at value                               $294,624,772        $122,260,615   $118,026,946    $    -           $534,912,333
Receivable for shares sold                               29,847              26,676        121,811         -                178,334
Interest receivable                                      10,159               1,626          2,268         -                 14,053
Dividends receivable                                     71,323             130,970          9,426         -                211,719
Receivable for investments sold                       8,561,752           -                831,216         -              9,392,968
Other assets                                             27,871               4,157          1,087         -                 33,115
                                                   -------------  ------------------  -------------   -------------    -------------
   Total assets                                     303,325,724         122,424,044    118,992,754         -            544,742,522
                                                   -------------  ------------------  -------------   -------------    -------------

Liabilities
Payable for investments purchased                     2,822,719           1,193,000      2,988,863         -              7,004,582
Payable for shares repurchased                           73,085              81,390         62,006         -                216,481
Payable to John Hancock
  Advisers, Inc. and affiliates                         248,132             114,560         87,479         -                450,171
Accounts payable and accrued expenses                    47,946              45,992          2,834         -                 96,772
                                                   -------------  ------------------  -------------   -------------    -------------
   Total liabilities                                  3,191,882           1,434,942      3,141,182         -              7,768,006
                                                   -------------  ------------------  -------------   -------------    -------------

Net Assets
Capital paid-in                                     194,695,141          91,397,132    127,729,980         -            413,822,253
Net unrealized appreciation of investments           63,636,717          22,353,072        889,889         -             86,879,678
Accumulated net realized gain (loss) of
   investmentsand foreign currency transactions      42,527,240           7,315,265    -11,658,708         -             38,183,797
Accumulated net investment loss                        -725,256             -76,367     -1,109,589         -            ($1,911,212)
                                                   -------------  ------------------  -------------   -------------    -------------
   Net assets                                      $300,133,842        $120,989,102   $115,851,572     $    -          $536,974,516
                                                   =============  ==================  =============   =============    =============

Net assets:
   Growth Fund
    Class A                                        $271,090,214      $    -           $    -           $70,046,619 (a) $341,136,833
    Class B                                          29,043,628           -                -           166,794,055 (a)  195,837,683
  Disciplined Growth Fund
    Class A                                             -                30,925,407        -           -30,925,407 (a)      -
    Class B                                             -                90,063,695        -           -90,063,695 (a)      -
  Discovery Fund
    Class A                                             -                 -             39,121,212     -39,121,212 (a)      -
    Class B                                             -                 -             76,730,360     -76,730,360 (a)      -
                                                   -------------  ------------------  -------------   -------------    -------------
                                                   $300,133,842        $120,989,102   $115,851,572     $    -          $536,974,516
                                                   =============  ==================  =============   =============    =============

Shares outstanding:
   Growth Fund
    Class A                                          12,958,944           -                -             3,348,442 (a)   16,307,386
    Class B                                           1,423,285           -                -             8,173,752 (a)    9,597,037
  Disciplined Growth Fund
    Class A                                             -                 2,079,053        -            -2,079,053 (a)      -
    Class B                                             -                 6,167,167        -            -6,167,167 (a)      -
  Discovery Fund
    Class A                                             -                 -              3,126,051      -3,126,051 (a)      -
    Class B                                             -                 -              6,417,962      -6,417,962 (a)      -

Net asset value per share:
   Growth Fund
    Class A                                              $20.92           -                -               -                 $20.92
    Class B                                              $20.41           -                -               -                 $20.41
  Disciplined Growth Fund
    Class A                                             -                    $14.87        -               ($14.87)(a)      -
    Class B                                             -                    $14.60        -               ($14.60)(a)      -
  Discovery Fund
    Class A                                             -                 -                 $12.51         ($12.51)(a)      -
    Class B                                             -                 -                 $11.96         ($11.96)(a)      -

              See Notes to Pro forma Combined Financial Statements

John Hancock Growth Fund
Projected Pro forma Combined Statement of Operations
April 30, 1997
(Unaudited)

                                                                         John Hancock
                                                           John Hancock   Disciplined   John Hancock
                                                              Growth        Growth        Discovery                    Pro Forma
                                                              Fund           Fund          Fund        Adjustments     Combined
                                                           ------------------------------------------------------------------------
Investment Income:
  Interest & Dividends                                      $ 2,739,798   $ 2,378,043   $    644,043    $  -          $  5,761,884
                                                           -------------  ------------  -------------  ----------    --------------

Expenses:
  Management Fee                                              2,379,455       904,149        978,323    (121,185)(b)     4,140,742
  Distribution/Service Fee
          Class A                                               825,665        87,021        136,595      -              1,049,281
          Class B                                               251,684       915,461        849,236      -              2,016,381
  Transfer Agent Fee (c)                                        801,812       329,929        410,000      -              1,541,741
  Registration & Filing Fees                                     78,925        41,121        102,979     (72,051)(d)       150,974
  Custodian Fee                                                  67,014        45,176         67,308     (11,249)(d)       168,249
  Auditing Fee                                                   39,643        28,587         42,579     (70,809)(d)        40,000
  Legal Fees                                                     36,161         4,684         10,666      -                 51,511
  Trustee Fees                                                   31,008        13,754          8,934      -                 53,696
  Printing                                                       31,109        43,504         36,858     (40,181)(d)        71,290
  Organizational Expense                                              0             0          4,831      (4,831)              -
  Financial Services Fee                                         30,756        22,604         21,313      -                 74,673
  Miscellaneous                                                   7,315         6,263          3,608      (2,468)(d)        14,718
                                                           -------------  ------------  -------------  ----------    --------------
  Total Expenses                                              4,580,547     2,442,253      2,673,230    (322,774)        9,373,256
                                                           -------------  ------------  -------------  ----------    --------------
  Net Investment Income/(Loss)                               (1,840,749)      (64,210)    (2,029,187)    322,774        (3,611,372)
                                                           -------------  ------------  -------------  ----------    --------------

Realized and Unrealized Gain (Loss) on Investments:
  Net realized gain/(loss) on investments sold               61,648,604     9,007,240    (14,810,827)     -             55,845,017
  Change in appreciation/(depreciation) of investments      (45,922,316)    6,968,558    (23,479,931)     -            (62,433,689)
                                                           -------------  ------------  -------------  ----------    --------------
  Net realized and unrealized gain (loss) on investments     15,726,288    15,975,798    (38,290,758)     -             (6,588,672)
                                                           -------------  ------------  -------------  ----------    --------------

  Net Increase/(Decrease) in Net Assets
  Resulting from Operations                                 $13,885,539   $15,911,588   $(40,319,945)   $322,774      $(10,200,044)
                                                           =============  ============  =============  ==========    ==============

              See Notes to Pro forma Combined Financial Statements

                            JOHN HANCOCK GROWTH FUND
                  NOTES TO PRO FORMA FINANCIAL STATEMENTS - (UNAUDITED)
                                 APRIL 30, 1997

Pro forma information is intended to provide shareholders of John Hancock Disciplined Growth Fund with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of May 1, 1996.

The unaudited pro forma combined statements of assets and liabilities and results of operations as of April 30, 1997, have been prepared to reflect the merger of the John Hancock Growth Fund and the John Hancock Disciplined Growth Fund and John Hancock Discovery Fund after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquisition by John Hancock Growth Fund of all the assets of John Hancock Disciplined Growth Fund and the John Hancock Discovery Fund and issuance of John Hancock Growth Fund Class A and Class B shares in exchange for all of the outstanding Class A and Class B shares, respectively, of John Hancock Disciplined Growth Fund and the John Hancock Discovery Fund.

(b) The investment advisory fee was adjusted to reflect the application of the fee structure which will be in effect for John Hancock Growth Fund: 0.75% of the first $750,000,000 of the Fund's average daily net asset value and 0.70% of the Fund's average daily net asset value in excess of $750,000,000.

(c) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual funds' transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of the shareholders accounts.

(d) The actual expenses incurred by the John Hancock Growth Fund, John Hancock Disciplined Growth Fund and John Hancock Discovery Fund for various expenses included on a pro forma basis were reduced to reflect the estimated savings arising from the merger.

John Hancock Growth Fund
Pro forma Schedule of Investments
April 30, 1997  (Unaudited)

The Schedule of Investments is a complete list of all securities owned by the Growth Fund, Disciplined Growth Fund and the Discovery Fund combined on April 30, 1997.

                                                                     --------------------------------------------------------------
                                                                              Growth                  Disciplined Growth
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Par Value                     Par Value
                                        % of Net Interest  Maturity          (000's    Market              (000's      Market
Issuer - Description                     Assets   Rate %    Date     Shares  Omitted)  Value**    Shares  Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Advertising                               0.42%
   Interpublic Group, Inc.                                                                           40,000              2,265,000
                                                                                                                       ------------

Aerospace                                 1.69%
   AAR Corp.

   McDonnell Douglas Corp.                                           90,000             5,343,750
                                                                                      ------------
   Rockwell International Corp.                                                                      29,000              1,928,500
                                                                                                                       ------------

Banks - United States                     1.63%
   Chase Manhattan Corp.                                             20,400             1,889,550
                                                                                      ------------
   Compass Bancshares, Inc.                                                                          30,000                907,500
   First Tennessee  National Corp.                                                                   30,000              1,301,250
   Mellon Bank Corp.                                                                                 10,000                831,250
   Norwest Corp.                                                                                     30,000              1,496,250
   Regions Financial Corp.                                                                           20,000              1,135,000
   Southern National Corp.                                                                           30,000              1,177,500
                                                                                                                       ------------
                                                                                                                         6,848,750
                                                                                                                       ------------

Beverages                                 2.22%
   Coca-Cola Co.                                                    120,000             7,635,000
                                                                                      ------------
   Mondavi (Robert) Corp. (Class A)*

   PepsiCo, Inc.                                                                                     60,000              2,092,500
                                                                                                                       ------------

Building                                  1.02%
   Clayton Homes, Inc.                                                                               75,000              1,050,000
   Masco Corp.                                                                                       40,000              1,510,000
   RPM, Inc.                                                                                         80,000              1,340,000
   Watsco, Inc.
                                                                                                                       ------------
                                                                                                                         3,900,000
                                                                                                                       ------------

Chemicals
   Sigma-Aldrich Corp.                    0.22%                                                      40,000              1,200,000
                                                                                                                       ------------

Computers                                12.40%
   Adaptec, Inc.*                                                   127,500             4,717,500
   Automatic Data Processing, Inc.                                                                   30,000              1,357,500
   Aspect Development, Inc.*
   Baan Co., N.V.  (Netherlands)* (Y)
   BMC Software, Inc.*                                               95,000             4,108,750
   Cabletron Systems, Inc.*                                          65,500             2,259,750
   Cisco Systems, Inc.*                                              29,400             1,521,450    34,000              1,759,500
   Compaq Computer Corp.*                                            35,000             2,988,125    10,000                853,750
   Computer Associates
    International, Inc.                                              41,900             2,178,800
   Computer Sciences Corp.*                                          80,000             5,000,000
   Electronic Data Systems Corp.                                                                     50,000              1,668,750
   Electronics for Imaging, Inc.*                                   120,000             4,710,000
   EMC Corp.*                                                        70,000             2,546,250
   E* TRADE Group, Inc.*
   Fiserv, Inc.*                                                                                     45,000              1,698,750
   HBO & Co.                                                         50,000             2,675,000
   Hewlett-Packard Co.                                                                               45,000              2,362,500
   IONA Technologies PLC, American
   Depositary Receipts (ADR) (Ireland)*
   Microsoft Corp.*                                                                                  20,000              2,430,000
   Network Appliance, Inc.*
   Oracle Corp.*                                                     50,000             1,987,500    38,000              1,510,500
   Parametric Technology Corp.*                                      45,000             2,036,250
   Pegasystems, Inc.*
   Procom Technology, Inc.*

   Sterling Commerce, Inc.*                                         101,000             2,613,375
                                                                                      ------------
   Sun Microsystems, Inc.*                                                             39,342,750    60,000              1,728,750
                                                                                      ------------                     ------------
                                                                                                                        15,370,000
                                                                                                                       ------------

Consumer Products Misc.                   0.46%
   Samsonite Corp.*


                                                                     --------------------------------------------------------------
                                                                              Discovery                  Combined
                                                                     --------------------------------------------------------------
                                                                            Par Value                     Par Value
                                                                             (000's    Market              (000's      Market
                                                                     Shares  Omitted)  Value**    Shares  Omitted)     Value**
                                                                     --------------------------------------------------------------
COMMON STOCKS
Advertising
   Interpublic Group, Inc.                                                                        40,000             2,265,000
                                                                                                                   -----------

Aerospace
   AAR Corp.                                                        60,000           1,785,000    60,000             1,785,000
                                                                                  ------------
   McDonnell Douglas Corp.                                                                        90,000             5,343,750

   Rockwell International Corp.                                                                   29,000             1,928,500
                                                                                                                   -----------
                                                                                                                     9,057,250
                                                                                                                   -----------

Banks - United States
   Chase Manhattan Corp.                                                                          20,400             1,889,550

   Compass Bancshares, Inc.                                                                       30,000               907,500
   First Tennessee  National Corp.                                                                30,000             1,301,250
   Mellon Bank Corp.                                                                              10,000               831,250
   Norwest Corp.                                                                                  30,000             1,496,250
   Regions Financial Corp.                                                                        20,000             1,135,000
   Southern National Corp.                                                                        30,000             1,177,500
                                                                                                                   -----------
                                                                                                                     8,738,300
                                                                                                                   -----------

Beverages
   Coca-Cola Co.                                                                                 120,000             7,635,000

   Mondavi (Robert) Corp. (Class A)*                                57,900           2,171,250    57,900             2,171,250
                                                                                  ------------                    ------------
   PepsiCo, Inc.                                                                                  60,000             2,092,500
                                                                                                                  ------------
                                                                                                                    11,898,750
                                                                                                                  ------------

Building
   Clayton Homes, Inc.                                                                            75,000             1,050,000
   Masco Corp.                                                                                    40,000             1,510,000
   RPM, Inc.                                                                                      80,000             1,340,000
   Watsco, Inc.                                                     63,600           1,582,050    63,600             1,582,050
                                                                                  ------------                     -----------
                                                                                                                     5,482,050
                                                                                                                   -----------

Chemicals
   Sigma-Aldrich Corp.                                                                            40,000             1,200,000
                                                                                                                   -----------

Computers
   Adaptec, Inc.*                                                   40,000           1,480,000   167,500             6,197,500
   Automatic Data Processing, Inc.                                                                30,000             1,357,500
   Aspect Development, Inc.*                                        81,900           1,750,613    81,900             1,750,613
   Baan Co., N.V.  (Netherlands)* (Y)                               40,800           2,193,000    40,800             2,193,000
   BMC Software, Inc.*                                              15,000             648,750   110,000             4,757,500
   Cabletron Systems, Inc.*                                                                       65,500             2,259,750
   Cisco Systems, Inc.*                                                                           63,400             3,280,950
   Compaq Computer Corp.*                                                                         45,000             3,841,875
   Computer Associates International, Inc.                                                        41,900             2,178,800
   Computer Sciences Corp.*                                                                       80,000             5,000,000
   Electronic Data Systems Corp.                                                                  50,000             1,668,750
   Electronics for Imaging, Inc.*                                                                120,000             4,710,000
   EMC Corp.*                                                                                     70,000             2,546,250
   E* TRADE Group, Inc.*                                           129,000           1,935,000   129,000             1,935,000
   Fiserv, Inc.*                                                                                  45,000             1,698,750
   HBO & Co.                                                                                      50,000             2,675,000
   Hewlett-Packard Co.                                                                            45,000             2,362,500
   IONA Technologies PLC, American
   Depositary Receipts (ADR) (Ireland)*                              1,800              26,100     1,800                26,100
   Microsoft Corp.*                                                                               20,000             2,430,000
   Network Appliance, Inc.*                                         70,100           2,041,663    70,100             2,041,663
   Oracle Corp.*                                                                                  88,000             3,498,000
   Parametric Technology Corp.*                                                                   45,000             2,036,250
   Pegasystems, Inc.*                                               45,000             883,125    45,000               883,125
   Procom Technology, Inc.*                                         85,000             924,375    85,000               924,375
                                                                                  ------------
   Sterling Commerce, Inc.*                                                         11,882,626   101,000             2,613,375
                                                                                  ------------
   Sun Microsystems, Inc.*                                                                        60,000             1,728,750
                                                                                                                   -----------
                                                                                                                    66,595,376
                                                                                                                   -----------

Consumer Products Misc.
   Samsonite Corp.*                                                 60,000           2,490,000    60,000             2,490,000
                                                                                  ------------                     -----------

                                                                     --------------------------------------------------------------
                                                                              Growth                  Disciplined Growth
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Par Value                     Par Value
                                        % of Net Interest  Maturity          (000's    Market              (000's      Market
Issuer - Description                     Assets   Rate %    Date     Shares  Omitted)  Value**    Shares  Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------------
Containers                                0.64%
   Bemis Co.                                                                                         40,000              1,525,000
   Crown Cork & Seal Co., Inc.                                                                       35,000              1,916,250
                                                                                                                       ------------
                                                                                                                         3,441,250
                                                                                                                       ------------

Cosmetics & Personal Care                 1.19%
   Gillette Co.                                                      75,000             6,375,000
                                                                                      ------------

Diversified Operations                    0.48%
   Federal Signal Corp.                                                                              50,000              1,218,750
   Ikon Office Solutions, Inc.                                                                       50,000              1,343,750
                                                                                                                       ------------
                                                                                                                         2,562,500
                                                                                                                       ------------

Electronics                               3.75%
   Advanced Technology Materials, Inc.*
   Altera Corp.*
   Applied Materials, Inc.*                                          40,000             2,195,000
   ASM Lithography Holding, N.V.
    (Netherlands)* (Y)
   Emerson Electric Co.                                                                              30,000              1,522,500
   General Electric Co.                                                                              10,000              1,108,750
                                                                                                                       ------------
   Intel Corp.                                                       35,000             5,359,375                        2,631,250
                                                                                                                       ------------
   Semtech Corp.*
   Unitrode Corp.*
                                                                                      ------------
                                                                                        7,554,375
                                                                                      ------------

Finance                                   3.19%
   Associates First Capital Corp.                                    70,000             3,587,500
   First Data Corp.                                                                                  55,000              1,897,500
   FIRSTPLUS Financial Group, Inc.*
   First USA, Inc.                                                   50,000             2,406,250
   Franklin Resources, Inc.                                                                          37,500              2,217,187
                                                                                                                       ------------
   MBNA Corp.                                                       120,000             3,960,000                        4,114,687
                                                                                                                       ------------
   Medallion Financial Corp.
                                                                                      ------------
                                                                                        9,953,750
                                                                                      ------------

Food                                      1.02%
   ConAgra, Inc.                                                                                     30,000              1,728,750
   CPC International, Inc.                                                                           20,000              1,652,500
                                                                                                                       ------------
   Sara Lee Corp.                                                    50,000             2,100,000                        3,381,250
                                                                                      ------------                     ------------

Furniture                                 0.32%
   Leggett & Platt, Inc.                                                                             50,000              1,737,500
                                                                                                                       ------------

Household                                 0.59%
   Newell Co.                                                                                        50,000              1,750,000
                                                                                                                       ------------
   Rubbermaid, Inc.                                                  60,000             1,440,000
                                                                                      ------------

Insurance                                 1.85%
   AFLAC, Inc.                                                                                       50,000              2,150,000
   American International Group, Inc.                                                                15,000              1,927,500
   General Re Corp.                                                                                   4,000                669,000
   HCC Insurance Holdings, Inc.

   ReliaStar Financial Corp.                                                                         20,000              1,210,000
   Travelers Group, Inc.                                                                             40,000              2,215,000
                                                                                                                       ------------
                                                                                                                         8,171,500
                                                                                                                       ------------

Leisure                                   3.33%
   Callaway Golf Co.                                                100,000             2,987,500
   Disney (Walt) Co., (The)                                          80,000             6,560,000
   HFS, Inc.*                                                        80,000             4,740,000
   Marriott International, Inc.                                      25,000             1,381,250
   Silicon Gaming, Inc.*

   X-Rite, Inc.                                                                                      40,000                660,000
                                                                                      ------------                     ------------
                                                                                       15,668,750
                                                                                      ------------

Linen Supply & Related                    1.11%
   Cintas Corp.                                                      90,000             4,927,500
                                                                                      ------------
   G & K Services, Inc. (Class A)                                                                    35,000              1,015,000
                                                                                                                       ------------

Machinery                                 1.23%
   Dover Corp.                                                                                       25,000              1,325,000
   Gardner Denver Machinery, Inc.*


                                                                     --------------------------------------------------------------
                                                                             Discovery                     Combined
                                                                     ---------------------------------------------------------------
                                                                            Par Value                     Par Value
                                                                             (000's    Market              (000's      Market
                                                                     Shares  Omitted)  Value**    Shares  Omitted)     Value**
                                                                     --------------------------------------------------------------
Containers
   Bemis Co.                                                                                      40,000             1,525,000
   Crown Cork & Seal Co., Inc.                                                                    35,000             1,916,250
                                                                                                                   -----------
                                                                                                                     3,441,250
                                                                                                                   -----------

Cosmetics & Personal Care
   Gillette Co.                                                                                   75,000             6,375,000
                                                                                                                   -----------

Diversified Operations
   Federal Signal Corp.                                                                           50,000             1,218,750
   Ikon Office Solutions, Inc.                                                                    50,000             1,343,750
                                                                                                                   -----------
                                                                                                                     2,562,500
                                                                                                                   -----------

Electronics
   Advanced Technology Materials, Inc.*                             75,000           1,350,000    75,000             1,350,000
   Altera Corp.*                                                    40,000           1,982,500    40,000             1,982,500
   Applied Materials, Inc.*                                                                       40,000             2,195,000
   ASM Lithography Holding, N.V.
    (Netherlands)* (Y)                                              25,500           2,027,250    25,500             2,027,250
   Emerson Electric Co.                                                                           30,000             1,522,500
   General Electric Co.                                                                           10,000             1,108,750

   Intel Corp.                                                                                    35,000             5,359,375

   Semtech Corp.*                                                   85,000           2,008,125    85,000             2,008,125
   Unitrode Corp.*                                                  65,000           2,567,500    65,000             2,567,500
                                                                                  ------------                     -----------
                                                                                     9,935,375                      20,121,000
                                                                                  ------------                     -----------

Finance
   Associates First Capital Corp.                                                                 70,000             3,587,500
   First Data Corp.                                                                               55,000             1,897,500
   FIRSTPLUS Financial Group, Inc.*                                 47,600           1,053,150    47,600             1,053,150
   First USA, Inc.                                                                                50,000             2,406,250
   Franklin Resources, Inc.                                                                       37,500             2,217,187

   MBNA Corp.                                                                                    120,000             3,960,000

   Medallion Financial Corp.                                       114,000           2,023,500   114,000             2,023,500
                                                                                  ------------                     -----------
                                                                                     3,076,650                      17,145,087
                                                                                  ------------                     -----------

Food
   ConAgra, Inc.                                                                                  30,000             1,728,750
   CPC International, Inc.                                                                        20,000             1,652,500

   Sara Lee Corp.                                                                                 50,000             2,100,000
                                                                                                                   -----------
                                                                                                                     5,481,250
                                                                                                                   -----------

Furniture
   Leggett & Platt, Inc.                                                                          50,000             1,737,500
                                                                                                                   -----------

Household
   Newell Co.                                                                                     50,000             1,750,000

   Rubbermaid, Inc.                                                                               60,000             1,440,000
                                                                                                                   -----------
                                                                                                                     3,190,000
                                                                                                                   -----------

Insurance
   AFLAC, Inc.                                                                                    50,000             2,150,000
   American International Group, Inc.                                                             15,000             1,927,500
   General Re Corp.                                                                                4,000               669,000
   HCC Insurance Holdings, Inc.                                     70,000           1,758,750    70,000             1,758,750
                                                                                  ------------
   ReliaStar Financial Corp.                                                                      20,000             1,210,000
   Travelers Group, Inc.                                                                          40,000             2,215,000
                                                                                                                   -----------
                                                                                                                     9,930,250
                                                                                                                   -----------

Leisure
   Callaway Golf Co.                                                                             100,000             2,987,500
   Disney (Walt) Co., (The)                                                                       80,000             6,560,000
   HFS, Inc.*                                                                                     80,000             4,740,000
   Marriott International, Inc.                                                                   25,000             1,381,250
   Silicon Gaming, Inc.*                                           113,000           1,539,625   113,000             1,539,625
                                                                                  ------------
   X-Rite, Inc.                                                                                   40,000               660,000
                                                                                                                   -----------
                                                                                                                    17,868,375
                                                                                                                   -----------

Linen Supply & Related
   Cintas Corp.                                                                                   90,000             4,927,500

   G & K Services, Inc. (Class A)                                                                 35,000             1,015,000
                                                                                                                   -----------
                                                                                                                     5,942,500
                                                                                                                   -----------

Machinery
   Dover Corp.                                                                                    25,000             1,325,000
   Gardner Denver Machinery, Inc.*                                  83,400           1,897,350    83,400             1,897,350

                                                                     --------------------------------------------------------------
                                                                              Growth                  Disciplined Growth
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Par Value                     Par Value
                                        % of Net Interest  Maturity          (000's    Market              (000's      Market
Issuer - Description                     Assets   Rate %    Date     Shares  Omitted)  Value**    Shares  Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------------
   ITEQ, Inc.*

   Pentair, Inc.                                                                                     50,000              1,493,750
                                                                                                                       ------------
                                                                                                                         2,818,750
                                                                                                                       ------------

Media                                     2.89%
   Central Newspapers, Inc. (Class A)
   Clear Channel Communications, Inc.*

   Gannett Co., Inc.                                                 55,000             4,798,750    15,000              1,308,750
                                                                                                                       ------------
   Tribune Co.                                                      110,000             4,826,250
                                                                                      ------------
                                                                                        9,625,000
                                                                                      ------------

Medical                                  12.10%
   Abbott Laboratories                                                                               35,000              2,135,000
   American Home Products Corp.                                      60,000             3,975,000
   Cardinal Health, Inc.                                             70,000             3,727,500
   Eli Lilly & Co.                                                                                   15,000              1,318,125
   Guidant Corp.                                                                                     20,000              1,365,000
   Health Care & Retirement Corp.*                                  195,000             6,166,875
   Health Management Associates,
    Inc. (Class A)*                                                 232,500             6,219,375
   ILEX Oncology Inc.*
   Johnson & Johnson                                                130,000             7,962,500    25,000              1,531,250
   Jones Medical Industries, Inc.                                                                    50,000              1,762,500
   Kos Pharmaceuticals, Inc.*
   Medtronic, Inc.                                                                                   20,000              1,385,000
   Merck & Co., Inc.                                                 50,000             4,525,000
   National Surgery Centers, Inc.*
   Omnicare, Inc.                                                   100,000             2,437,500
   Oxford Health Plans, Inc.*                                        30,000             1,976,250
   Pfizer, Inc.                                                      60,000             5,760,000    15,000              1,440,000
   Protein Design Labs, Inc.*
   SmithKline Beecham PLC, (ADR)
    (United Kingdom)                                                                                 30,000              2,418,750
   Sonus Pharmaceuticals, Inc.*
   United Healthcare Corp                                            90,000             4,376,250
                                                                                      ------------                     ------------
                                                                                       47,126,250                       13,355,625
                                                                                      ------------                     ------------

Metal                                     0.82%
   Illinois Tool Works, Inc.                                                                         15,000              1,370,625
   Maverick Tube Corp.*

   Worthington Industries, Inc.                                                                      50,000                943,750
                                                                                                                       ------------
                                                                                                                         2,314,375
                                                                                                                       ------------

Mortgage Equity REIT                      0.58%
   Spieker Properties, Inc.                                          50,000             1,743,750
                                                                                      ------------

Office                                    0.69%
   HON INDUSTRIES, Inc.
   Herman Miller, Inc.

Oil & Gas                                11.49%
   Amoco Corp.                                                                                       15,000              1,254,375
   Chevron Corp.                                                     60,000             4,110,000    19,000              1,301,500
   Diamond Offshore Drilling, Inc.*                                 100,000             6,437,500
   Energy Ventures, Inc.*
   Enron Corp.                                                                                       35,000              1,316,875
   Enron Oil & Gas Co.                                                                               67,000              1,247,875
   ENSCO International Inc.*
   Exxon Corp.                                                       90,000             5,096,250    10,000                566,250
   Falcon Drilling Co., Inc.*
   Forcenergy, Inc.*
   Halliburton Co.                                                   85,000             6,003,125
   Mobil Corp.                                                                                       12,000              1,560,000
   National-Oilwell, Inc.*
   Precision Drilling Corp.
     (Canada)* (Y)

   Reading & Bates Corp.*                                           200,000             4,475,000

   Repsol SA (ADR ) (Spain)                                                                          25,000              1,046,875
   Schlumberger, Ltd.                                                45,000             4,983,750
   Smith International, Inc.*                                       100,000             4,737,500
   Sonat, Inc.                                                                                       30,000              1,713,750
   Western Atlas, Inc.*                                              46,600             2,889,200
   Williams Cos., Inc. (The)                                                                         37,500              1,645,313
                                                                                      ------------                     ------------
                                                                                       38,732,325                       11,652,813
                                                                                      ------------                     ------------

Paper & Paper Products                    0.32%
   Kimberly-Clark Corp.                                                                              34,000              1,742,500
                                                                                                                       ------------


                                                                     --------------------------------------------------------------
                                                                             Discovery                     Combined
                                                                     --------------------------------------------------------------
                                                                            Par Value                     Par Value
                                                                             (000's    Market              (000's      Market
                                                                     Shares  Omitted)  Value**    Shares  Omitted)     Value**
                                                                     --------------------------------------------------------------
   ITEQ, Inc.*                                                     310,000           1,860,000     310,000           1,860,000
                                                                                  ------------
   Pentair, Inc.                                                                     3,757,350      50,000           1,493,750
                                                                                  ------------                     -----------
                                                                                                                     6,576,100
                                                                                                                   -----------

Media
   Central Newspapers, Inc. (Class A)                               45,000           2,424,375      45,000           2,424,375
   Clear Channel Communications, Inc.*                              45,000           2,182,500      45,000           2,182,500
                                                                                  ------------
   Gannett Co., Inc.                                                                 4,606,875      70,000           6,107,500
                                                                                  ------------
   Tribune Co.                                                                                     110,000           4,826,250
                                                                                                                   -----------
                                                                                                                    15,540,625
                                                                                                                   -----------

Medical
   Abbott Laboratories                                                                              35,000           2,135,000
   American Home Products Corp.                                                                     60,000           3,975,000
   Cardinal Health, Inc.                                                                            70,000           3,727,500
   Eli Lilly & Co.                                                                                  15,000           1,318,125
   Guidant Corp.                                                                                    20,000           1,365,000
   Health Care & Retirement Corp.*                                                                 195,000           6,166,875
   Health Management Associates,
    Inc. (Class A)*                                                                                232,500           6,219,375
   ILEX Oncology Inc.*                                              29,000             355,250      29,000             355,250
   Johnson & Johnson                                                                               155,000           9,493,750
   Jones Medical Industries, Inc.                                                                   50,000           1,762,500
   Kos Pharmaceuticals, Inc.*                                        1,600              36,000       1,600              36,000
   Medtronic, Inc.                                                                                  20,000           1,385,000
   Merck & Co., Inc.                                                                                50,000           4,525,000
   National Surgery Centers, Inc.*                                  36,200           1,086,000      36,200           1,086,000
   Omnicare, Inc.                                                                                  100,000           2,437,500
   Oxford Health Plans, Inc.*                                                                       30,000           1,976,250
   Pfizer, Inc.                                                                                     75,000           7,200,000
   Protein Design Labs, Inc.*                                       54,200           1,361,775      54,200           1,361,775
   SmithKline Beecham PLC, (ADR)
    (United Kingdom)                                                                                30,000           2,418,750
   Sonus Pharmaceuticals, Inc.*                                     70,000           1,662,500      70,000           1,662,500
   United Healthcare Corp                                                                           90,000           4,376,250
                                                                                  ------------                     -----------
                                                                                     4,501,525                      64,983,400
                                                                                  ------------                     -----------

Metal
   Illinois Tool Works, Inc.                                                                        15,000           1,370,625
   Maverick Tube Corp.*                                             95,000           2,078,125      95,000           2,078,125
                                                                  ------------
   Worthington Industries, Inc.                                                                     50,000             943,750
                                                                                                                   -----------
                                                                                                                     4,392,500
                                                                                                                   -----------

Mortgage Equity REIT
   Spieker Properties, Inc.                                         40,000           1,395,000      90,000           3,138,750
                                                                                  ------------                     -----------

Office
   HON INDUSTRIES, Inc.                                             60,000           2,535,000      60,000           2,535,000
   Herman Miller, Inc.                                              36,000           1,165,500      36,000           1,165,500
                                                                                  ------------                     -----------
                                                                                     3,700,500                       3,700,500
                                                                                  ------------                     -----------

Oil & Gas
   Amoco Corp.                                                                                      15,000           1,254,375
   Chevron Corp.                                                                                    79,000           5,411,500
   Diamond Offshore Drilling, Inc.*                                                                100,000           6,437,500
   Energy Ventures, Inc.*                                           26,800           1,792,250      26,800           1,792,250
   Enron Corp.                                                                                      35,000           1,316,875
   Enron Oil & Gas Co.                                                                              67,000           1,247,875
   ENSCO International Inc.*                                        40,000           1,900,000      40,000           1,900,000
   Exxon Corp.                                                                                     100,000           5,662,500
   Falcon Drilling Co., Inc.*                                       50,000           1,912,500      50,000           1,912,500
   Forcenergy, Inc.*                                                63,700           1,974,700      63,700           1,974,700
   Halliburton Co.                                                                                  85,000           6,003,125
   Mobil Corp.                                                                                      12,000           1,560,000
   National-Oilwell, Inc.*                                          65,000              2,526,875   65,000           2,526,875
   Precision Drilling Corp. (Canada)* (Y)                           35,000              1,216,250   35,000           1,216,250
                                                                                     ------------
   Reading & Bates Corp.*                                                              11,322,575  200,000           4,475,000
                                                                                     ------------
   Repsol SA (ADR ) (Spain)                                                                         25,000           1,046,875
   Schlumberger, Ltd.                                                                               45,000           4,983,750
   Smith International, Inc.*                                                                      100,000           4,737,500
   Sonat, Inc.                                                                                      30,000           1,713,750
   Western Atlas, Inc.*                                                                             46,600           2,889,200
   Williams Cos., Inc. (The)                                                                        37,500           1,645,313
                                                                                                                   -----------
                                                                                                                    61,707,713
                                                                                                                   -----------

Paper & Paper Products
   Kimberly-Clark Corp.                                                                             34,000           1,742,500
                                                                                                                   -----------

                                                                     --------------------------------------------------------------
                                                                              Growth                   Disciplined Growth
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Par Value                     Par Value
                                        % of Net Interest  Maturity          (000's    Market              (000's      Market
Issuer - Description                     Assets   Rate %    Date     Shares  Omitted)  Value**    Shares  Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------------
Pollution Control                         2.50%
   Newpark Resources, Inc.*
   Philip Environmental Inc.
    (Canada)* (Y)
   USA Waste Services, Inc.*                                        150,000             4,912,500
                                                                                      ------------

Printing - Commercial                     0.43%
   Mail-Well, Inc.*

Real Estate Investment Trusts             0.32%
   Redwood Trust, Inc.

Retail                                    9.13%
   Arbor Drugs, Inc.                                                                                 60,000              1,102,500
   Borders Group, Inc.*
   Consolidated Stores Corp.*
   CVS Corp.                                                        120,000             5,955,000
   Dollar General Corp.                                              50,000             1,581,250
   Family Dollar Stores, Inc.                                                                        40,000              1,045,000
   Furniture Brands International,
     Inc.*
   Home Depot, Inc.                                                 100,000             5,800,000    40,000              2,320,000
   Hot Topic, Inc.*
   Linens 'N Things, Inc.*
   Pep Boys - Manny, Moe & Jack                                                                      65,000              2,120,625
   Quality Food Centers, Inc.*
   Starbucks Corp.*                                                  70,000             2,091,250

   Sysco Corp.                                                                                       40,000              1,420,000
                                                                                                                       ------------
   Wal-Mart Stores, Inc.                                            220,000             6,215,000                        8,008,125
                                                                                                                       ------------
   Walgreen Co                                                       80,000             3,680,000
                                                                                      ------------
                                                                                       25,322,500
                                                                                      ------------

Schools / Education                       0.28%
   Apollo Group, Inc. (Class A)*                                     55,150             1,482,156
                                                                                      ------------

Soap & Cleaning Preparations              0.23%
   Ecolab, Inc.                                                                                      30,000              1,222,500
                                                                                                                       ------------

Steel                                     0.38%
   Lone Star Technologies, Inc.*

Telecommunications                        1.23%
   Comverse Technology, Inc.*

   WorldCom, Inc.*                                                  168,000             4,032,000
                                                                                      ------------

Textile                                   1.22%
   Culp, Inc.

   Jones Apparel Group, Inc.*                                       110,000             4,592,500
                                                                                      ------------

Tobacco                                   0.13%
   General Cigar Holdings, Inc.*

Utilities                                 1.10%
   Century Telephone Enterprises, Inc.                                                               55,000              1,643,125
   National Fuel Gas Co.                                                                             27,000              1,123,875
   Questar Corp.                                                                                     38,600              1,466,800
   SBC Communications, Inc.                                                                          30,000              1,665,000
                                                                                                                       ------------
                                                                                                                         5,898,800
                                                                                                                       ------------

TOTAL COMMON STOCK                       84.60%
(Cost $367,394,099)                                                                   239,799,406                      111,391,925
                                                                                      ------------                     ------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement               15.02%
Investment in a joint repurchase
agreement transaction with Aubrey
G. Lanston & Co.- Dated 4-30-97,
Due 5-.01-97 (Secured by U.S.
Treasury Bills, 5.37% thru 5.78%
due 8-21-97 thru 3-05-98, U.S.
Treasury Bonds, 7.125% thru 11.25%
due 2-15-15 thru 2-15-23, U.S.
Treasury Note, 5.125%


                                                                     --------------------------------------------------------------
                                                                             Discovery                     Combined
                                                                     --------------------------------------------------------------
                                                                            Par Value                     Par Value
                                                                             (000's    Market              (000's      Market
                                                                     Shares  Omitted)  Value**    Shares  Omitted)     Value**
                                                                     --------------------------------------------------------------
Pollution Control
   Newpark Resources, Inc.*                                         62,000           2,782,250    62,000             2,782,250
   Philip Environmental Inc. (Canada)* (Y)                         250,000           3,937,500   250,000             3,937,500
   USA Waste Services, Inc.*                                        55,000           1,801,250   205,000             6,713,750
                                                                  ------------                                     -----------
                                                                    8,521,000                                       13,433,500
                                                                  ------------                                     -----------

Printing - Commercial
   Mail-Well, Inc.*                                                 85,000           2,326,875    85,000             2,326,875
                                                                                  ------------                     -----------

Real Estate Investment Trusts
   Redwood Trust, Inc.                                              36,200           1,701,400    36,200             1,701,400
                                                                                  ------------                     -----------

Retail
   Arbor Drugs, Inc.                                                                              60,000             1,102,500
   Borders Group, Inc.*                                             75,000           1,593,750    75,000             1,593,750
   Consolidated Stores Corp.*                                       50,000           2,000,000    50,000             2,000,000
   CVS Corp.                                                                                     120,000             5,955,000
   Dollar General Corp.                                             51,000           1,612,875   101,000             3,194,125
   Family Dollar Stores, Inc.                                                                     40,000             1,045,000
   Furniture Brands International, Inc.*                           115,000           1,696,250   115,000             1,696,250
   Home Depot, Inc.                                                 35,000           2,030,000   175,000            10,150,000
   Hot Topic, Inc.*                                                 52,000           1,339,000    52,000             1,339,000
   Linens 'N Things, Inc.*                                          65,000           1,381,250    65,000             1,381,250
   Pep Boys - Manny, Moe & Jack                                                                   65,000             2,120,625
   Quality Food Centers, Inc.*                                      60,700           2,435,587    60,700             2,435,587
   Starbucks Corp.*                                                 53,000           1,583,375   123,000             3,674,625
                                                                                  ------------
   Sysco Corp.                                                                      15,672,087    40,000             1,420,000
                                                                                  ------------
   Wal-Mart Stores, Inc.                                                                         220,000             6,215,000

   Walgreen Co                                                                                    80,000             3,680,000
                                                                                                                   -----------
                                                                                                                    49,002,712
                                                                                                                   -----------

Schools / Education
   Apollo Group, Inc. (Class A)*                                                                  55,150             1,482,156
                                                                                                                   -----------

Soap & Cleaning Preparations
   Ecolab, Inc.                                                                                   30,000             1,222,500
                                                                                                                   -----------

Steel
   Lone Star Technologies, Inc.*                                   110,000           2,048,750   110,000             2,048,750
                                                                                  ------------                     -----------

Telecommunications
   Comverse Technology, Inc.*                                       65,200           2,559,100    65,200             2,559,100
                                                                  ------------
   WorldCom, Inc.*                                                                               168,000             4,032,000
                                                                                                                   -----------
                                                                                                                     6,591,100
                                                                                                                   -----------

Textile
   Culp, Inc.                                                      110,000           1,952,500   110,000             1,952,500
                                                                  ------------
   Jones Apparel Group, Inc.*                                                                    110,000             4,592,500
                                                                                                                   -----------
                                                                                                                     6,545,000
                                                                                                                   -----------

Tobacco
   General Cigar Holdings, Inc.*                                    30,300             715,837    30,300               715,837
                                                                                  ------------                     -----------

Utilities
   Century Telephone Enterprises, Inc.                                                            55,000             1,643,125
   National Fuel Gas Co.                                                                          27,000             1,123,875
   Questar Corp.                                                                                  38,600             1,466,800
   SBC Communications, Inc.                                                                       30,000             1,665,000
                                                                                                                   -----------
                                                                                                                     5,898,800
                                                                                                                   -----------

TOTAL COMMON STOCK
(Cost $367,394,099)                                                                103,080,825                     454,272,156
                                                                                  ------------                     -----------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement
Investment in a joint repurchase agreement
transaction with Aubrey G. Lanston & Co.-
Dated 4-30-97, Due 5-.01-97 (Secured by
U.S. Treasury Bills, 5.37% thru 5.78%
due 8-21-97 thru 3-05-98, U.S. Treasury
Bonds, 7.125% thru 11.25% due 2-15-15
thru 2-15-23, U.S. Treasury Note, 5.125%                                 $14,945   $14,945,000           $80,628   $80,628,000

                                                                     --------------------------------------------------------------
                                                                              Growth                  Disciplined Growth
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Par Value                     Par Value
                                        % of Net Interest  Maturity          (000's    Market              (000's      Market
Issuer - Description                     Assets   Rate %    Date     Shares  Omitted)  Value**    Shares  Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------------
thru 7.75%, due 8-31-98                  5.375%            5/1/97   $54,815           $54,815,000            $10,868   $10,868,000
thru 5-15-05) - Note A

CORPORATE SAVINGS ACCOUNT                 0.00%
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%                                                                         10,366                              690
                                                                                      ------------                     ------------

   TOTAL SHORT-TERM INVESTMENTS          15.02%                                        54,825,366                       10,868,690
                                                                                      ------------                     ------------

   TOTAL INVESTMENTS                     99.62%                                      $294,624,772                     $122,260,615
                                                                                     =============                    =============


                                                                     --------------------------------------------------------------
                                                                             Discovery                     Combined
                                                                     --------------------------------------------------------------
                                                                            Par Value                     Par Value
                                                                             (000's    Market              (000's      Market
                                                                     Shares  Omitted)  Value**    Shares  Omitted)     Value**
                                                                     --------------------------------------------------------------

thru 7.75%, due 8-31-98 thru 5-15-05) -
Note A

CORPORATE SAVINGS ACCOUNT
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%                                                                          1,121                           12,177
                                                                                     -------------                     ------------

   TOTAL SHORT-TERM INVESTMENTS                                                        14,946,121                       80,640,177
                                                                                     -------------                     ------------

   TOTAL INVESTMENTS                                                                 $118,026,946                     $534,912,333
                                                                                    ==============                    =============

NOTES TO SCHEDULE OF INVESTMENTS

*  Non-income producing security.

** Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars.

(Y) Parenthetical disclosure of a foreign country in the security description represents country of a foreign issuer, however, security is U.S. dollar denominated.

The percentage shown for each investment category is the total value of that category as a percentage of the combined net assets of each Fund.

                                     PART C


                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 27 of the Registration Statement of John Hancock Investment Trust III (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment company Act of 1940 (File Nos. 33-4559 and 811-4630), which information is incorporated herein by reference.

ITEM 16. EXHIBITS:

1.      Registrant's Amended and Restated      Filed as Exhibits 1.2 to
        Declaration of Trust dated July        Registrant's Registration
        1, 1996                                Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               32 (file nos. 811-4630 and
                                               33-4559 on August 30, 1996;
                                               accession no.
                                               0001010521-96-00151) ("PEA 32")

1.1     Amendment to Declaration of Trust      Filed herewith as Exhibit 1.1

2       Amended and Restated By-Laws of        Filed as Exhibit 2 to
        Registrant.                            Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               33 (file nos. 811-4630 and
                                               33-4559 on February 27, 1997;
                                               accession no.
                                               0001010521-97-000227) ("PEA 33")

3       Not applicable

4       Form of Agreement and Plan of          Filed herewith as Exhibit A to
        reorganization between the             the Proxy Statement and
        Registrant and John Hancock            Prospectus included as Part A of
        Disciplined Growth Fund                this Registration Statement.

5       Not applicable

6       Investment Management Contract         Filed as Exhibit 5.3 to PEA 32
        between the Registrant and John        and incorporated herein by
        Hancock Advisers, Inc.                 reference.

7       Distribution Agreement between         Filed as Exhibit 6 to PEA 33 and
        the Registrant and John Hancock        incorporated herein by reference.
        Funds, Inc. (formerly named John
        Hancock Broker Distribution
        Services, Inc.)

7.1     Form of Soliciting Dealer              Filed as Exhibit 6.2 to PEA 32
        Agreement between John Hancock         and incorporated herein by
        Funds, Inc. and Selected Dealers       reference.

7.2     Form of Financial Institution          Filed as Exhibit 6.3 to PEA 32
        Sales and Service Agreement            and incorporated herein by
                                               reference.

8       Not applicable.

9       Master Custodian Agreement             Filed as Exhibit 8.1 to PEA 32
        between John Hancock Mutual Funds      and incorporated herein by
        (including Registrant) and             reference.
        Investors Bank & Trust Company.

10      Class A and Class B Distribution       Filed herewith as Exhibit 10.1
        Plans between Registrant and John
        Hancock Funds, Inc.

11      Opinion as to legality of shares       Filed herewith as Exhibit 11
        and consent.

12      Form of opinion as to tax matters      Filed herewith as Exhibit 12
        and consent.

13      Not applicable

14      Consent of Price Waterhouse LLP        Filed herewith as Exhibit 14
        and Ernst & Young LLP regarding
        the audited financial statements
        of Registrant and John Hancock
        Disciplined Growth Fund.

15      Not applicable

16      Powers of Attorney                     Filed as addendum to signature
                                               pages of PEA 32 and incorporated
                                               herein by reference.

17      Declaration of the Registrant          Filed herewith as Exhibit 17
        pursuant to Rule 24f-2 under the
        Investment Company Act of 1940

18      Prospectus of John Hancock             Included with Part A of the
        Disciplined Growth Fund dated          Registration Statement as part of
        March 1, 1997 as revised August        Combined Prospectus with Growth
        5, 1997.                               Fund.

18.1    Statement of Additional                Filed herewith as Exhibit B to
        Information of John Hancock            Part B of this Registration
        Growth Fund dated March 1, 1997.       Statement.

18.2    Statement of Additional                Filed herewith as Exhibit B to
        Information of John Hancock            Part B of this Registration
        Disciplined Growth Fund dated          Statement.
        March 1, 1997.

ITEM 17

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a propectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 14th day of August, 1997.

                                       JOHN HANCOCK INVESTMENT TRUST III

                                       By:             *
                                           -----------------------------
                                           Edward J. Boudreau, Jr.
                                           Chairman

     Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  the
Registration has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                             Title                                  Date
        ---------                             -----                                  ----
             *                              Chairman
-----------------------            (Principal Executive Officer)
Edward J. Boudreau, Jr.


/s/James B. Little                 Senior Vice President and Chief              August 14, 1997
-----------------------              Financial Officer (Principal
James B. Little                    Financial and Accounting Officer)

             *                             Trustee
-----------------------
Dennis S. Aronowitz

             *                             Trustee
-----------------------
Richard P. Chapman, Jr.

             *                             Trustee
-----------------------
William J. Cosgrove

             *                             Trustee
-----------------------
Douglas M. Costle

             *                             Trustee
-----------------------
Leland O. Erdahl

             *                             Trustee
-----------------------
Richard A. Farrell

             *                             Trustee
-----------------------
Gail D. Fosler

             *                             Trustee
-----------------------
William F. Glavin



        Signature                             Title                                  Date
        ---------                             -----                                  ----

             *                             Trustee
-----------------------
Anne C. Hodsdon

             *                             Trustee
-----------------------
John A. Moore

             *                             Trustee
-----------------------
Patti McGill Peterson

             *                             Trustee
-----------------------
John W. Pratt

             *                             Trustee
-----------------------
Richard S. Scipione

             *                             Trustee
-----------------------
Edward J. Spellman


*By:     /s/Susan S. Newton                                                     August 14, 1997
         -------------------
         Susan S. Newton,
         Attorney-in-Fact under
         Powers of Attorney dated
         May 21, 1996 and August 27,
         1996.

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.         Description
-----------         -----------

1.1                 Amendment to Declaration of Trust dated July 1, 1996.

4. Agreement and Plan of Regorganization between the Registrant and John Hancock Disciplined Growth Fund (filed as EXHIBIT
                    A to Part A of this Registration Statement).

10.1 Amended Class A and Class B Rule 12b-1 Plans for Registrant on behalf of Growth Fund.

11.                 Opinion as to legality of shares and consent.

12.                 Form of opinion as to tax maters and consent.

14. Consents of Price Waterhouse, LLP and Ernst & Young, LLP regarding the audited financial statements and highlights of the Registrant and John Hancock Disciplined Growth Fund.

17. Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.